
04045936

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME African Bank Investments Ltd

*CURRENT ADDRESS 59 16th Road
Midrand, 1685
Private Bag X170

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34828 FISCAL YEAR 9-30-3

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A	(PROXY)	☐		

OICF/BY:

DAT : 11-4-04

EXHIBIT B

DOCUMENTS FILED WITH REGISTRAR OF COMPANIES

COMPANIES ACT, 1973

Lodgement of financial statements / Interim reports

[Section 302 (4) (a), 302 (4) (b), 306, 329 (2), (3) and (5)]

2004 AUG 31 A 8:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

REGISTRATEUR VAN MAATSKAPPYE / REGISTRAR OF COMPANIES 2004 -08- 12

Registration No. of Company: 1946/021193/06

Name of holding company: AFRICAN BANK INVESTMENTS LIMITED

Names of subsidiaries (if any)	Reg No's
THETA INVESTMENTS (PTY) LIMITED	1998/012467/07
THE STANDARD GENERAL INSURANCE COMPANY LTD	1948/029011/06
AFRICAN BANK LIMITED	1975/002526/06

The following documents are lodged herewith:

† ~~Annual financial statements~~ / † group annual financial statements (in terms of section 302 (4) (a) / ~~† 329 (5)~~) of the Act for the financial year ended 30 September 2003

† Annual financial statements in terms of section 302 (4) (b) of the Act for the Financial year ended

† ~~Interim report in term of section 306 / † 329 (2) of the Act for the half-year ended~~

† ~~Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubberstamp of company, if any, or of secretaries.

* N.B. - Complete if annual financial statements in respect of subsidaries are lodged.

† Delete whichever is not applicable.

Sarita Martin
Company Secretary
African Bank Investments Limited
59 - 16th Road
Midrand, Gauteng

AFRICAN BANK

To be completed by company.

Lodgement of / ~~† annual financial statements~~ /† group annual financial statements and † annual financial statements of subsidaries /~~† provisional annual financial statements~~ ~~† interim report for financial year /† half year ended~~ 30 September 2003

AFRICAN BANK INVESTMENTS LIMITED

Name of company: PRIVATE BAG X170 HALFWAY HOUSE

Postal address: MIDRAND 1685

Received
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies.

REPUBLIEK VAN SUID-AFRIKA – REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET – COMPANIES ACT, 1973

Vorm
Form CM14A

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
1946/021193/06

Naam van Maatskappy
Name of Company: AFRICAN BANK INVESTMENTS LIMITED

Acquisition/payment date:
Verkrygings/betalingsdatum: 26/2/04

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1 000 000 000	ORDINARY	R0,025	R25 000 000,00
Totaal Total:		Totaal Total	R25 000 000,00

NO PAR VALUE	
Getal aandele Number of Shares	Klas van aandele Class of shares
Totaal Total:	

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer

Acknowledgment of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company: AFRICAN BANK INVESTMENTS LIMITED

Posadres
Postal address: WEBBER WENTZEL BOWENS
TO BE COLLECTED

Datum van ontvangs deur Registrateur van Maatskappye Date of receipt by Registrar of Companies
Datumstempel van Registrasiekantoor vir Maatskappye Date stamp of Companies Registration Office
Registrateur van Maatskappye Registrar of Companies

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
108 485565	ORDINARY	R0,025	R 2712139.125
Totaal Total		Totaal Total	R2712139.125

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
514298422	ORDINARY	R0,025	R12857460,55
Totaal Total		Totaal Total	12 857460,55

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital . . . . R 12 857460,5

Verklaarde kapitaal – Stated capital . . . . R

Premierekening – Premium account . . . . R 292344,9

Totale uitgereikte kapitaal – Total issued capital . . . . R 13149805,4

Sarita Martin
Company Secretary
AFRICAN BANK
African Bank Investments Limited
59 - 16th Road
Midrand, Gauteng

Datum
Date 1/07/2001

Korrek gesertifiseer
Certified correct
Handtekening
Signature

Direkteur/Bestuurder/Sekretaris – Director/Manager/Secretary

... deur of van sekretarisse.

Issued capital of company as at ... 6/2/2002

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
497155565	ORDINARY	R0,025	R12 428 889,125
Totaal Total		Totaal Total	R12 428 889,125

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon: AS READ WITH
Summary of total issued capital as shown on the return of allotments: AMENDED CM14A OF 6/2/2002

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital . . . . R 12 428 889,1

Verklaarde kapitaal – Stated capital . . . . R ______

Premierekening – Premium account . . . . R 292344,9

Totale uitgereikte kapitaal – Total issued capital . . . . R 12 721 234,0

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. SEE ORIGINAL CM 14 A DATED 26/2/04 REGISTERED BY REGISTRAR ON 4/3/04

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
20 000 000	ORD	R0,025	R500 000,00
Totaal Total		Totaal Total	R500 000,00

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
477155565	ORD	R0,025	R11928889,125
Totaal Total		Totaal Total	R11928889,125

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital . . . . R 11 928 889,12

Verklaarde kapitaal – Stated capital . . . . R —

Premierekening – Premium account . . . . R 292 344,90

Totale uitgereikte kapitaal – Total issued capital . . . . R 12 221 234,0

Sarita Martin
Company Secretary
AFRICAN BANK
African Bank Investments Limited
59 - 16th Road
Midrand, Gauteng

Datum
Date 1/07/2001

Korrek gesertifiseer
Certified correct
Handtekening
Signature [signature]

~~Direkteur/Bestuurder/Sekretaris~~ – ~~Director/Manager~~/Secretary

Rubberstempel van maatskappy, as daar is, of van sekretarisse.

MAATSKAPPYWET – COMPANIES ACT, 1973

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
1946/021193/06

Naam van Maatskappy
Name of Company AFRICAN BANK INVESTMENTS LIMITED

Acquisition/payment date:
Verkrygings/betalingsdatum 6/2/02

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1000 000 000	ORD	R0,025	R25 000 000,00
Totaal Total		Totaal Total	R25 000 000,00

NO PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares
Totaal Total	

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer

Acknowledgment of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company AFRICAN BANK INVESTMENTS LIMITED

Posadres
Postal address WEBBER WENTZEL BOWENS
TO BE COLLECTED

Datum van ontvangs deur Registrateur van Maatskappye

Date of receipt by Registrar of Companies

Datumstempel van Registrasiekantoor vir Maatskappye

Date stamp of Companies Registration Office

Registrateur van Maatskappye

Registrar of Companies

...gereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer ... aangetoon
Issued capital of company as shown on the return of allotments dated CM 14A, DATED 18 JUNE 2001

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
514298422	ORDINARY	R 0,025	R 12 857460,55
Totaal Total		Totaal Total	12 857460,55

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon: AS READ WITH
Summary of total issued capital as shown on the return of allotments: AMENDED CM14A OF 18/6/2001

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital . . . . R 12857460,5

Verklaarde kapitaal – Stated capital . . . . R

Premierekening – Premium account . . . . R 292344,9

Totale uitgereikte kapitaal – Total issued capital . . . . R 13149805,4

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. SEE ORIGINAL CM14 A DATED 6/2/02 REGISTERED BY REGISTRAR 8/2/02

...articulars of acquisition of own shares issued by the company/payments to shareholders.

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
17 142 857	ORDINARY	R0,025	R428 571,425
Totaal Total		Totaal Total	R428 571,425

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
497155565	ORDINARY	R0,025	R12 428 889,125
Totaal Total		Totaal Total	12 428 889,125

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital .... R 12428889,125

Verklaarde kapitaal – Stated capital .... R –

Premierekening – Premium account .... R 292 344,905

Totale uitgereikte kapitaal – Total issued capital .... R 12 721 234,03

Sarita Martin
Company Secretary
AFRICAN BANK
African Bank Investments Limited
59 - 16th Road
Midrand, Gauteng

Datum
Date 1/07/2006

Korrek gesertifiseer
Certified correct
Handtekening
Signature

~~Direkteur/Bestuurder/Sekretaris~~ — ~~Director/Manager~~/Secretary

MAATSKAPPYWET – COMPANIES ACT, 1973 Form CM14A

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
1946 | 021193 | 06

Naam van Maatskappy
Name of Company: AFRICAN BANK INVESTMENTS LIMITED

Acquisition/payment date:
Verkrygings/betalingsdatum: 25/6/2001

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1000 000 000	ORDINARY	R0,025	R25 000 000,00
Totaal Total		Totaal Total	R25 000 000,00

NO PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares
Totaal Total	

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer

Acknowledgment of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company: AFRICAN BANK INVESTMENTS LIMITED

Posadres
Postal address: WEBBER WENTZEL BOWENS
TO BE COLLECTED

Datum van ontvangs deur Registrateur van Maatskappye Date of receipt by Registrar of Companies
Datumstempel van Registrasiekantoor vir Maatskappye Date stamp of Companies Registration Office
Registrateur van Maatskappye Registrar of Companies

...ssued capital of company as shown on the return of allotments dated [illegible]
AS AMENDED BY AMENDED CM 15 LODGED IN NOVEMBER 2000

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
622 783 987	ORDINARY	R 0,025	R 15 569 599,68
Totaal Total		Totaal Total	R 15 569 599,68

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments: AS READ WITH CM 14 A OF 26/2/200[illegible]

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital . . . . R 15 569 599,68

Verklaarde kapitaal – Stated capital . . . . R ____________

Premierekening – Premium account . . . . R 946 828 908,

Totale uitgereikte kapitaal – Total issued capital . . . . R 962 398 507,9

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4.

ABIL BOUGHT BACK ALL THE SHARES WHICH the BOARD OF EXECUTORS OWNED IN THE COMPANY FOR AN AGGREGATE PRICE OF R 949 248 702,50. BOTH ABIL & BOE BELIEVED THAT THESE SHARES CONSTITUTED 108 485 566 ORDINARY SHARES WHEN IN FACT BOE OWNED 108 485 565 ORDINARY SHARES. THE PREVIOUS CM14A RELATING TO THIS BUY BACK AND CANCELLATIO[N] RECORDED 1 SHARE TOO MANY, HENCE THIS AMENDED CM 14A

Maatskappywet, 1973, Art. 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 AUG 31 A 8:51
OFFICE OF INTERNAL CORPORATE FINANCE

AFRICAN BANK INVESTMENTS LIMITED
PRIVATE BAG X170
HALFWAY HOUSE
MIDRAND

1685

Registrasie No. van Maatskappy
Registration No. of Company
1946/021193/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004-03-30
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Opgawe van besonderhede soos op / Return of Particulars as at 29 MARCH 2004

Verklaring / Statement

Ek, ______________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, SARITA MARTIN
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed [signature]
Datum
Date 29 MARCH 2004

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	WOOLLAM
2. Volle voorname/Full forenames	DAVID FARRING
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day: 6 3 1 2 0 1 5 1 9 2 0 8 4
5. (a) Datum van aanstelling/Date of appointment	1 November 2002
(b) Betiteling/Designation	Executive Financial Director
6. Woonadres/Residential address	135 6th Road Hyde Park Sandton 2196
7. Besigheidadres/Business address	59 16TH ROAD MIDRAND 1685
8. Posadres/Postal address	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	EXECUTIVE FINANCIAL DIRECTOR
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

1.:	LEVITT
2.:	STEVEN ALAN
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 4 0 1 0 9 5 1 2 7 0 8 5
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	74 CALMARIE ROAD HYDE PARK
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	CA(SA)
11.:	Yes
12.:	No Change

1.:	KEKANE
2.:	JACOB JAPI
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 1 1 2 3 1 5 2 5 9 0 8 3
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
7.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
8.:	PO BOX 50616 RANDBURG 2125
9.:	South African
10.:	NATIONAL HR MANAGER
11.:	Yes
12.:	No Change

1.:	SHONGWE
2.:	BHEKISISA JAMES THEMBA
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 5 0 3 2 5 5 7 9 1 0 8 7
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	5 PONT ROAD BRYANSTON 2021
7.:	1ST FLOOR PRIMEDIA HOUSE 135 RIVONIA ROAD SANDTON
8.:	PO BOX 98978 SLOANE PARK 2152
9.:	South African
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	TEMBE
2.:	DANIEL FILIPE GABRIEL
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 2 0 8 0 4
5.: (a)	1 January 2000
(b)	Non Executive Director
6.:	24 BP 8 ABIDYAN 24 COTE D'IVORE
7.:	AV A18 JOSEPH ANOMA-RUE A45 S. LAGARROSE
8.:	B.P. V 316 ABIDYAN COTE D' IVORE
9.:	South African
10.:	DIRECTOR
11.:	No
12.:	No Change

1.:	MABOGOANE
2.:	ASHLEY SEFAKO
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 8 0 6 1 0 5 8 1 1 0 8 2
5.: (a)	1 December 1999
(b)	Non-Executive Chairman
6.:	66 PRETORIA ROAD RYNFIELD BENONI
7.:	FABCOS HOUSE 81 PRITCHARD STREET JOHANNESBURG
8.:	PO BOX 8785 JOHANNESBURG 2000
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	SCHACHAT
2.:	GORDON
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 2 0 1 2 5 5 0 8 6 0 8 3
5.: (a)	1 July 1995
(b)	Executive Deputy Chairman
6.:	WESTCLIFF ESTATE CRESCENT CLOSE WESTCLIFF
7.:	9 ARNOLD ROAD ROSEBANK JOHANNESBURG
8.:	PO BOX 1942 SAXONWORLD 2132
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1946/021193/06

1. KIRKINIS	1. DE RIDDER
2. LEONIDAS	2. JOHANNES ANDRIES
3. N/A	3. N/A
4. Jaar/Year Maand/Month Dag/Day 5 9 1 1 1 0 3 5 0 0 4 0 8 7	4. Jaar/Year Maand/Month Dag/Day 5 8 0 2 0 2 5 0 3 3 0 8 9
5. (a) 1 July 1997	5. (a) 22 April 2002
(b) Chief Executive Officer	(b) Executive Director
6. 37 ETHEL AVENUE NORTHCLIFF EXT 12 JOHANNESBURG	6. 29 UITSIG ROAD ELDORAIGNE X3 CENTURION
7. 59 16TH ROAD HALFWAY HOUSE MIDRAND 1685	7. 59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8. PRIVATE BAG X170 HALFWAY HOUSE 1685	8. PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9. South African	9. South African
10. MANAGING DIRECTOR	10. EXECUTIVE DIRECTOR
11. Yes	11. Yes
12. No Change	12. No Change

2004-03-30 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	28 December 2000
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers — CM 29

Datum ingedien / Date lodged

Naam van maatskappy / Name of company: AFRICAN BANK INVESTMENTS LIMITED

Posadres / Postal address: PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685

2004-03-30 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Datum ontvang / Date received

Datumstempel van registrasiekantoor vir maatskappye / Date stamp of companies registration office

1946/021193/06

/ Surname	MARTIN
e voorname/ Full Forenames	SARITA
ge van en voorname/Former surname and forenames	NAIDOO
titeitsnommer of , indien nie beskikbaar nie, geboortedatum/ tity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 7 2 0 3 1 9 0 1 0 6 0 8 1
Datum van aanstelling/Date of appointment	2 May 2002
Betiteling / designation	Secretary
es van geregistreerde kantoor, en registrasienommer, en beampte 'n regspersoon is / ress of registered office, and registration number, ficer is a corporate body	
onadres/Residential Address	UNIT 14 MELROSE PLACE 51 ATHOL - OAKLANDS DRIVE MELROSE NORTH, JOHANNESBURG 2196
igheidadres/Business address	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
adres/Postal address	P.O. BOX 1531 LENASIA 1820
sionaliteit/Nationality dien nie Suid-Afrikaans nie/If not South African)	South African
roep/Occupation	COMPANY SECRETARY
Suid-Afrika woonagtig/Resident in Republic of Nee/Yes or No	Yes
rd van verandering in 1 tot 6 hierbo en datum/ ture of change in 1 to 6 above and date	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -03- 31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

1.:	FOURIE
2.:	ANTONIO
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 6 0 1 1 1 1 0 5 0 2 1 0 0 1
5.: (a)	21 October 2003
5.: (b)	Director
6.:	19 BRYANSTON DRIVE, BRYANSTON, SANDTON
7.:	59 16TH ROAD, HALFWAY HOUSE, MIDRAND, 1686
8.:	PRIVATE BAG X170, HALFWAY HOUSE, MIDRAND, 1685
9.:	South African
10.:	EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	TUGENDHAFT
2.:	ASHLEY
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 4 8 0 7 2 8 5 1 1 0 0 8 0
5.: (a)	1 April 2003
5.: (b)	Director
6.:	59 BOUNDARY ROAD, TALBOTON, JOHANNESBURG
7.:	20TH FLOOR, SANDTON CITY OFFICE TOWER, 5TH STREET, SANDTON, 2196
8.:	P.O. BOX 786728 SANDTON 2146
9.:	South African
10.:	LAWYER
11.:	Yes
12.:	No Change

1.:	STEFFENS
2.:	GUENTER ZENO
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 3 7 1 0 2 6
5.: (a)	19 May 2003
5.: (b)	Non-Executive Director
6.:	75 WATERFALL AVENUE, CRAIGHALL, JOHANNESBURG, 2196
7.:	59 16TH ROAD, HALFWAY HOUSE, MIDRAND 1686
8.:	PRIVATE BAG X170, HALFWAY HOUSE, MIDRAND 1685
9.:	GERMAN
10.:	NON-EXECUTIVE DIRECTOR
11.:	No
12.:	No Change

1.:	NAIDOO
2.:	RAMANI
3.:	MACKEY
4.:	Jaar/Year, Maand/Month, Dag/Day: 6 2 0 5 1 7 0 2 2 8 0 5 9
5.: (a)	19 May 2003
5.: (b)	Director
6.:	54 FLORENCE AVENUE, BEDFORDVIEW, 2007
7.:	59 16TH ROAD, HALFWAY HOUSE MIDRAND 1686
8.:	PRIVATE BAG X170, HALFWAY HOUSE, MIDRAND 1685
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	STEELE
2.:	BRIAN PAXTON FURBANK
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 4 3 0 6 2 0 5 0 7 4 0 8 8
5.: (a)	19 May 2003
5.: (b)	Director
6.:	
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	HERSELMAN
2.:	ANGUS GEORGE
3.:	N/A
4.:	Jaar/Year, Maand/Month, Dag/Day: 5 0 0 9 1 7 5 2 2 8 0 8 5
5.: (a)	6 June 2003
5.: (b)	Executive Director
6.:	16 BUFFALO THORN PLACE FOURWAYS GARDENS
7.:	59 16TH AVENUE HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	[illegible]
2.:	TAMSANQA MTHUNZI
3.:	N/A
4.:	Jaar Year / Maand Month / Dag Day: 6 3 1 1 2 1 5 8 1 0 0 8 1
5.: (a)	19 May 2003
5.: (b)	Director
6.:	158 AMOS STREET COLBYN PRETORIA
7.:	59 16TH ROAD MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	[illegible]
2.:	DAVID BRAIDWOOD
3.:	N/A
4.:	Jaar Year / Maand Month / Dag Day: 4 2 0 6 3 0 5 0 6 6 0 8 5
5.: (a)	1 June 2003
5.: (b)	NON-EXECUTIVE DIRECTOR
6.:	7 MARANDELLA, 100 METHVEN ROAD WESTVILLE DURBAN
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	GOBA
2.:	BAHLE DAWN
3.:	N/A
4.:	Jaar Year / Maand Month / Dag Day: 6 2 0 4 1 0 0 4 8 3 0 8 2
5.: (a)	6 June 2003
5.: (b)	Director
6.:	17 Clonmore Road, Bryanston, Sandton
7.:	Nokusa Consulting Nokusa, No 1 Morris Street West, Nokusa on Morris, Rivonia, 2128
8.:	P.O. Box 7874, Sandton, 2146
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	MAROLE
2.:	MARION LESEGO DAWN
3.:	MAGASHULA/MAROPEFELA
4.:	Jaar Year / Maand Month / Dag Day: 6 0 0 4 0 7 0 8 4 3 0 8 7
5.: (a)	17 March 2004
5.: (b)	Director
6.:	5 Salix North Street, Willowild, Hurlingham Manor, Johannesburg.
7.:	59 16th Road, Halfway House, Midrand, 1686
8.:	Private Bag X170, Halfway House Midrand 1685
9.:	South African
10.:	EXECUTIVE DIRECTOR
11.:	Yes
12.:	New Appointment - 17 March 2004

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company 1946/021193/06

Naam van Maatskappy
Name of Company African Bank Investments Limited

Acquisition/payment date:
Verkrygings/betalingsdatum 26/2/04

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1000 000 000	Ordinary	R0,025	R25 000 000,00
Totaal / Total		Totaal / Total	R25 000 000,00

NO PAR VALUE	
Getal aandele Number of Shares	Klas van aandele Class of shares
Totaal / Total	

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer

Acknowledgment of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company African Bank Investments Limited

Posadres
Postal address Spoor & Fisher SPOOR AND FISHER
To Be Collected TO BE COLLECTED

BM 2104

Datum van ontvangs deur Registrateur van Maatskappye Date of receipt by Registrar of Companies
Datumstempel van Registrasiekantoor vir Maatskappye Date stamp of Companies Registration Office
Registrateur van Maatskappye Registrar of Companies

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
497 155 564	Ordinary	R0,025	R12 428 889 10
Totaal Total		Totaal Total	R12,428,889,10

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments: As read with CM14A of 6/2/02

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital . . . . R 12 428 889 10

Verklaarde kapitaal – Stated capital . . . . R ______

Premierekening – Premium account . . . . R 292 344 93

Totale uitgereikte kapitaal – Total issued capital . . . . R 12 721 234,03

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. The 20 000 000 ordinary shares referred to in Part 4 below are held as treasury shares by a wholly owned subsidiary of the company namely The Standard General Insurance Company Limited. The 20 000 000 shares will be cancelled (without any prior acquisition of such shares by the company) and without payment to Stangen). The share capital of the company will be reduced by the par value of the shares cancelled in terms of Article 37 after acquiring shareholder approval for such reduction by ordinary resolution. See Ordinary Resolution 4 annexed hereto.

PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
20 000 000	Ordinary	R0.025	R500 000.00
Totaal Total		Totaal Total	R500 000.00

NO PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
477 155 564	Ordinary	R0,025	R11 928 889.10
Totaal Total		Totaal Total	R11 928 889.10

NO PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital	R 11 928 889.10
Verklaarde kapitaal – Stated capital	R
Premierekening – Premium account	R 272 344.93
Totale uitgereikte kapitaal – Total issued capital	R12 221 234.03

Datum
Date 26/02/04

Korrek gesertifiseer
Certified correct

Handtekening
Signature

Direkteur/Bestuurder/Sekretaris – Director/Manager/Secretary

Rubberstempel van maatskappy, as daar is, of van sekretarisse.

ORDINARY RESOLUTION NUMBER 4, FORMING PART OF THE NOTICE OF ANNUAL GENERAL MEETING OF AFRICAN BANK INVESTMENTS LIMITED ("the Company")

1. ORDINARY RESOLUTION NUMBER 4

RESOLVED THAT:-

1.1 in terms of Article 37 of the Articles of Association of the Company and with effect from the close of business on the date of this meeting, the Company's share capital account (excluding share premium) of R12 428 889,10 be reduced by R500 000,00 to R11 928 889,10, by cancelling the 20 000 000 ABIL shares held by the Standard General Insurance Company Limited, a wholly owned subsidiary of the Company; and

1.2 no payment shall be made to the Standard General Insurance Company Limited as a result of a cancellation of such shares.

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer

Acknowledgment of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company African Bank Investments Limited

Posadres
Postal address Spoor & Fisher
To Be Collected

SPOOR AND FISHER
TO BE COLLECTED
BW

Datum van ontvangs deur Registrateur van Maatskappye Date of receipt by Registrar of Companies
Datumstempel van Registrasiekantoor vir Maatskappye Date stamp of Companies Registration Office REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2004 -03- 05 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
Registrateur van Maatskappye Registrar of Companies

Hortors Stationery

F:\Katia\Company Forms\CM26(3)ABIL.doc

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

SPECIAL RESOLUTION

[Section 200]
(To be lodged in duplicate)

Registered by me on this the ______ day of ______ 20 ____

REGISTRAR OF BANKS

Registration No. of Company
1946/021193/06

Revenue stamp or revenue franking machine impression R80

Name of Company AFRICAN BANK INVESTMENTS LIMITED

Date of notice given to members 14 NOVEMBER 20 03

Date of resolution passed 26 FEBRUARY 20 04

Special resolution passed in terms of sections 62 & 85 of the Act/*paragraph ______

of the memorandum/*article ______ the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) not attached

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved : See Annexure "A" hereto

MEGAN GAIL BLACK
Commissioner of Oaths
Ex Officio - Practising Attorney R.S.A.
First Floor, 17 Fricker Road
Illovo Boulevard, Illovo, Johannesburg
CERTIFIED A TRUE COPY OF THE ORIGINAL

Rubber stamp of company, if any, or of secretaries

Date 26 FEBRUARY 2004 Signature ______
Director/~~Secretary/Manager~~

LEONIDAS KIRKINIS
Name (in block capitals)

(To be completed by the company
*Delete whichever is not applicable

Herewith copy of special resolution as registered

Registration No. of Company
1946/021193/06

Special resolution registered this day

REGISTRATEUR VAN MAATSKAPPYE
Date stamp of Companies Registration Office
2004 -03- 0 2
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company AFRICAN BANK INVESTMENTS LIMITED

Postal address c/o SPOOR & FISHER

Not valid unless stamped by Registrar of Companies

ANNEXURE "A"

AFRICAN BANK INVESTMENTS LIMITED

(REGISTRATION NUMBER 1946/021193/06)

SPECIAL RESOLUTIONS PASSED IN TERMS OF SECTIONS 62 AND 85 OF THE COMPANIES ACT

1. **Special resolution number 1**

RESOLVED THAT the articles of association of the company be amended by the deletion of article 35 and the insertion of the following article in its place:-

"35. **ACQUISITION OF SHARES**

Notwithstanding anything to the contrary herein contained and subject to:-

35.1 the Companies Act, as amended from time to time;

35.2 the rules and requirements of the JSE Securities Exchange, South Africa; and

35.3 any other relevant authority whose approval is required in law,

the company may, by special resolution, approve the acquisition by the company of shares issued by the company (and to the extent required in law, approve the acquisition of shares in the company by any subsidiary of the company). Such approval may be a general approval or a specific approval for a particular transaction. If such approval is given in the form of a general authority to the directors, it shall only be valid until the next annual general meeting of the company, but it may be varied or revoked by special resolution at any general meeting of the company at any time prior to such annual general meeting."

2. **Special resolution number 2**

RESOLVED THAT the directors shall have the power to contract the company to acquire its own shares or any subsidiary of the company to acquire shares in the

company, collectively referred to as "repurchases", when the directors consider it appropriate in the circumstances subject to the following:-

2.1. this authority shall be valid until only the next annual general meeting of the company or fifteen months from the date of the general meeting at which this special resolution is passed, whichever period is shorter;

2.2. the repurchase of shares being effected through the order book operated by the JSE trading system and being done without any prior understanding or arrangement between the company and the counterparty;

2.3. the aggregate percentage of issued shares in the company which the company together with any of its subsidiaries may acquire during any financial year under this general authority shall not exceed 20% of the company's ordinary issued share capital;

2.4. subject to 2.3 above, the aggregate percentage of issued shares in the company which the company's subsidiaries may hold as treasury stock, at any time, shall not exceed 10% of the company's ordinary issued share capital;

2.5. repurchases must not be made at a price more than 10% above the weighted average of the market price for the shares in question for the five business days immediately preceding the date on which the transaction is effected;

2.6. at any point in time, the company may only appoint one agent to effect any repurchases;

2.7. such repurchases may only be effected if, thereafter, the company still complies with the shareholder spread requirements of the JSE;

2.8. no repurchase may take place during prohibited periods stipulated by the JSE requirements; and

2.9. any acquisition shall be subject to:-

2.9.1. the Companies Act, as amended;

2.9.2. the rules and requirements of the JSE and any other applicable stock

exchange, as may be amended from time to time; and

2.9.3. any other relevant authority whose approval is required in law.

3. **Special resolution number 3**

RESOLVED THAT the articles of association of the company be amended by:-

3.1. the insertion of the underlined text in article 23.3:-

"23.3 *Any dividend so declared may be paid and satisfied, either wholly or in part, by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, or in cash or in any one or more of such ways as the directors may at the time of declaring the dividend determine and direct (including, but not limited to, utilising the methodology referred to in article 23.13), and where any difficulty arises in regard to the distribution they may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to them.*"

3.2. reducing the time period after which dividends can be forfeited for the benefit of the company (as contemplated in article 23.4) from 12 years to 3 years and amending the third sentence of article 23.4 to effect such change and to insert the underlined text in such third sentence:-

"*All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the company until claimed, provided that dividends unclaimed for a period of not less than 3 (three) years from the date on which such dividends became payable and not previously forfeited may be forfeited by the directors for the benefit of the company provided that if any dividend payments are to be retained in trust in the manner contemplated in article 23.13, this period of 3 (three) years shall only commence in respect of such*

payments once the aggregate of the accumulated amounts due to the affected members exceeds the minimum amount determined by the directors as contemplated in article 23.13."

3.3. the insertion of the underlined text in the first sentence of article 23.10:-

"23.10 *Each dividend, interest or other moneys payable to the registered holder of shares may be paid by cheque, warrant, coupon or otherwise as the directors may from time to time determine (including, but not limited to, utilising the methodology referred to in article 23.13), and may, if paid otherwise than by coupon, be sent by post to the last registered address of the member entitled thereto, or any other address requested by him, or in the case of joint holders to that one of them first named in the register in respect of such joint holdings, and the payment of such cheque or warrant if purporting to be duly endorsed, or the surrender of any coupon, shall be a good discharge to the company in respect thereof."*

MEGAN GAIL BLACK
Commissioner of Oaths
x Officio - Practising Attorney R.S.A.
First Floor, 17 Fricker Road
ovo Boulevard, Illovo, Johannesburg
CERTIFIED A TRUE
COPY OF THE ORIGINAL

3.4. the insertion of the following article as article 23.13:-

"23.13 *The directors of the company may hold in trust (or pay to another entity to hold in trust) small cash dividends, due to any members of the company who hold the company's securities in certificated form, without interest if, in the discretion of the directors, the payment of such dividends would be uneconomical for any such members and/or for the company. Such retained amounts shall be added to subsequent dividends payable to affected members and the accumulated amounts shall be released to such members where the aggregate of the accumulated amounts due to such members exceeds the minimum amount decided upon by the directors. Such retained amounts shall also be released to affected members who specifically request payment or where such affected members' shareholdings are transferred out of the company's certificated register."*

Registered by me on this
the 2 ND
Day of APRIL 20 04
pp REGISTRAR OF BANKS

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	KIRKINIS
2.:	LEONIDAS
3.:	N/A
4.:	Jaar/Year Maand/Month Dag/Day: 5 9 1 1 0 3 5 0 0 4 0 0 4
5.: (a)	1 July 1997
(b)	Chief Executive Officer
6.:	37 ETHEL AVENUE NORTHCLIFF EXT 12 JOHANNESBURG
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	MABOGOANE
2.:	ASHLEY SEFAKO
3.:	N/A
4.:	Jaar/Year Maand/Month Dag/Day: 5 8 0 6 1 0 5 8 1 1 0 8 2
5.: (a)	1 December 1999
(b)	Non-Executive Chairman
6.:	66 PRETORIA ROAD RYNFIELD BENONI
7.:	FABCOS HOUSE 81 PRITCHARD STREET JOHANNESBURG
8.:	PO BOX 8785 JOHANNESBURG 2000
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	HERSELMAN
2.:	ANGUS GEORGE
3.:	N/A
4.:	Jaar/Year Maand/Month Dag/Day: 5 0 0 9 1 7 5 2 2 8 0 8 5
5.: (a)	6 June 2003
(b)	Executive Director
6.:	16 BUFFALO THORN PLACE FOURWAYS GARDENS
7.:	59 16TH AVENUE HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	WOOLLAM
2.:	DAVID FARRING
3.:	
4.:	Jaar/Year Maand/Month Dag/Day: 6 3 1 2 0 1 5 1 9 2 0 8 4
5.: (a)	1 November 2002
(b)	Executive Financial Director
6.:	135 6th Road Hyde Park Sandton 2196
7.:	59 16TH ROAD MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	TEMBE
2.:	DANIEL FILIPE GABRIEL
3.:	N/A
4.:	Jaar/Year Maand/Month Dag/Day: 5 2 0 8 0 4
5.: (a)	1 January 2000
(b)	Non Executive Director
6.:	24 BP 8 ABIDYAN 24 COTE D'IVORE
7.:	AV A18 JOSEPH ANOMA-RUE A45 S. LAGARROSE
8.:	B.P. V 316 ABIDYAN COTE D' IVORE
9.:	South African
10.:	DIRECTOR
11.:	No
12.:	No Change

1.:	SHONGWE
2.:	BHEKISISA JAMES THEMBA
3.:	N/A
4.:	Jaar/Year Maand/Month Dag/Day: 5 5 0 3 2 5 5 7 9 1 0 8 7
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	5 PONT ROAD BRYANSTON 2021
7.:	1ST FLOOR PRIMEDIA HOUSE 135 RIVONIA ROAD SANDTON
8.:	PO BOX 98976 SLOANE PARK 2152
9.:	South African
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	DE RIDDER
2.:	JOHANNES ANDRIES
3.:	N/A
4.:	Jaar Year / Maand Month / Dag Day 5 8 0 2 0 2 5 0 3 3 0 8 9
5.: (a)	22 April 2002
5.: (b)	Executive Director
6.:	29 UITSIG ROAD ELDORAIGNE X3 CENTURION
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	STEELE
2.:	BRIAN PAXTON FURBANK
3.:	
4.:	Jaar Year / Maand Month / Dag Day 4 3 0 6 2 0 5 0 7 4 0 8 8
5.: (a)	19 May 2003
5.: (b)	Director
6.:	
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	KEKANE
2.:	JACOB JAPI
3.:	N/A
4.:	Jaar Year / Maand Month / Dag Day 5 1 1 2 3 1 5 2 5 9 0 8 3
5.: (a)	14 February 2000
5.: (b)	Non Executive Director
6.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
7.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
8.:	PO BOX 50616 RANDBURG 2125
9.:	South African
10.:	NATIONAL HR MANAGER
11.:	Yes
12.:	No Change

1.:	SOKUTU
2.:	THAMSANQA MTHUNZI
3.:	N/A
4.:	Jaar Year / Maand Month / Dag Day 6 3 1 1 2 1 5 8 1 0 0 8 1
5.: (a)	19 May 2003
5.: (b)	Director
6.:	158 AMOS STREET COLBYN PRETORIA
7.:	59 16TH ROAD MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	LEVITT
2.:	STEVEN ALAN
3.:	N/A
4.:	Jaar Year / Maand Month / Dag Day 5 4 0 1 0 9 5 1 2 7 0 8 5
5.: (a)	14 February 2000
5.: (b)	Non Executive Director
6.:	74 CALMARIE ROAD HYDE PARK
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	CA(SA)
11.:	Yes
12.:	No Change

1.:	GIBBON
2.:	DAVID BRAIDWOOD
3.:	N/A
4.:	Jaar Year / Maand Month / Dag Day 4 2 0 6 3 0 5 0 6 6 0 8 5
5.: (a)	1 June 2003
5.: (b)	NON-EXECUTIVE DIRECTOR
6.:	7 MARANDELLA, 100 METHVEN ROAD WESTVILLE DURBAN
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change



2.:	BAHLE DAWN
3.:	N/A
4.: Jaar/Year, Maand/Month, Dag/Day	6 2 0 4 1 0 0 4 8 3 0 8 2
5.: (a)	6 June 2003
5.: (b)	Director
6.:	17 Clonmore Road, Bryanston, Sandton
7.:	Nokusa Consulting Nokusa, No 1 Morris Street West, Nokusa on Morris, Rivonia, 2128
8.:	P.O. Box 7874, Sandton, 2146
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

2.:	ASHLEY
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 8 0 7 2 8 5 1 1 0 0 8 0
5.: (a)	1 April 2003
5.: (b)	Director
6.:	59 BOUNDARY ROAD, TALBOTON, JOHANNESBURG
7.:	20TH FLOOR, SANDTON CITY OFFICE TOWER, 5TH STREET, SANDTON, 2196
8.:	P.O. BOX 786728 SANDTON 2146
9.:	South African
10.:	LAWYER
11.:	Yes
12.:	No Change

1.:	FOURIE
2.:	ANTONIO
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	6 0 1 1 1 1 0 5 0 2 1 0 0 1
5.: (a)	21 October 2003
5.: (b)	Director
6.:	19 BRYANSTON DRIVE, BRYANSTON, SANDTON
7.:	59 16TH ROAD, HALFWAY HOUSE, MIDRAND, 1686
8.:	PRIVATE BAG X170, HALFWAY HOUSE, MIDRAND, 1685
9.:	South African
10.:	EXECUTIVE DIRECTOR
11.:	Yes
12.:	New Appointment - 21 October 2003

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1946/021193/06

1.:	SCHACHAT
2.:	GORDON
3.:	N/A
4.:	Jaar Year / Maand Month / Dag Day: 5 2 0 1 2 5 5 0 8 6 0 8 3
5.: (a)	1 July 1995
(b)	Executive Deputy Chairman
6.:	WESTCLIFF ESTATE CRESCENT CLOSE WESTCLIFF
7.:	9 ARNOLD ROAD ROSEBANK JOHANNESBURG
8.:	PO BOX 1942 SAXONWORLD 2132
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	STEFFENS
2.:	GUENTER ZENO
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 3 7 1 1 0 2 6
5.: (a)	19 May 2003
(b)	Non-Executive Director
6.:	75 WATERFALL AVENUE, CRAIGHALL, JOHANNESBURG, 2196
7.:	59 16TH ROAD, HALFWAY HOUSE, MIDRAND 1686
8.:	PRIVATE BAG X170, HALFWAY HOUSE, MIDRAND 1685
9.:	GERMAN
10.:	NON-EXECUTIVE DIRECTOR
11.:	No
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name — DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment — 28 December 2000
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date. — No Change


2003 -10- 23
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated

Naam van maatskappy
Name of company AFRICAN BANK INVESTMENTS LIMITED

Datum ontvang
Date received

Posadres
Postal address PRIVATE BAG X170 HALFWAY HOUSE
MIDRAND 1685

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

REGISTRATEUR VAN MAATSKAPPYE
2003 -10- 23
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

1. Van / Surname	MARTIN
2. Volle voorname/ Full Forenames	SARITA
3. Vorige van en voorname/Former surname and forenames	NAIDOO
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 7 2 0 3 1 9 0 1 0 6 0 8 1
5. (a) Datum van aanstelling/Date of appointment	2 May 2002
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	UNIT 14 MELROSE PLACE 51 ATHOL - OAKLANDS DRIVE MELROSE NORTH, JOHANNESBURG 2196
8. Besigheidadres/Business address	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
9. Posadres/Postal address	P.O. BOX 1531 LENASIA 1820
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar/Year Maand/Month Dag/Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	
2.:	
3.:	
4.:	Jaar/Year Maand/Month Dag/Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

Maatskappywet, 1973, Art. 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED 2004 AUG 31 A 8:5 OFFICE OF INTERNATIONAL CORPORATE FINANCE

AFRICAN BANK INVESTMENTS LIMITED
PRIVATE BAG X170
HALFWAY HOUSE
MIDRAND

1685

Registrasie No. van Maatskappy
Registration No. of Company
1946/021193/06

Opgawe van besonderhede soos op /
Return of Particulars as at 24/06/03

2003-06-30

Verklaring / Statement

Ek, ______
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, SARITA MARTIN
(name of director or officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed [signature]
Datum
Date 24/06/03

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	KEKANE
2. Volle voorname/Full forenames	JACOB JAPI
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth (Jaar/Year Maand/Month Dag/Day)	5 1 1 2 3 1 5 2 5 9 0 8 3
5. (a) Datum van aanstelling/Date of appointment	14 February 2000
(b) Betiteling/Designation	Non Executive Director
6. Woonadres/Residential address	306 MONTENDEO 9TH STREET KILLARNEY 2193
7. Besigheidadres/Business address	306 MONTENDEO 9TH STREET KILLARNEY 2193
8. Posadres/Postal address	PO BOX 50616 RANDBURG 2125
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	NATIONAL HR MANAGER
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	KIRKINIS
2.:	LEONIDAS
3.:	N/A
4.:	Jaar Maand Dag / Year Month Day: 5 9 1 1 0 3 5 0 0 4 0 0 4
5.: (a)	1 July 1997
(b)	Chief Executive Officer
6.:	37 ETHEL AVENUE NORTHCLIFF EXT 12 JOHANNESBURG
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	SCHACHAT
2.:	GORDON
3.:	N/A
4.:	Jaar Maand Dag / Year Month Day: 5 2 0 1 2 5 5 0 8 6 0 8 3
5.: (a)	1 July 1995
(b)	Executive Deputy Chairman
6.:	WESTCLIFF ESTATE CRESCENT CLOSE WESTCLIFF
7.:	9 ARNOLD ROAD ROSEBANK JOHANNESBURG
8.:	PO BOX 1942 SAXONWORLD 2132
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

2003 -06- 30

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1.:	WOOLLAM
2.:	DAVID FARRING
3.:	
4.:	Jaar Maand Dag / Year Month Day: 6 3 1 2 0 1 5 1 9 2 0 8 4
5.: (a)	1 November 2002
(b)	Executive Financial Director
6.:	135 6th Road Hyde Park Sandton 2196
7.:	59 16TH ROAD MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	MABOGOANE
2.:	ASHLEY SEFAKO
3.:	N/A
4.:	Jaar Maand Dag / Year Month Day: 5 8 0 6 1 0 5 8 1 1 0 8 2
5.: (a)	1 December 1999
(b)	Non-Executive Chairman
6.:	66 PRETORIA ROAD RYNFIELD BENONI
7.:	FABCOS HOUSE 81 PRITCHARD STREET JOHANNESBURG
8.:	PO BOX 8785 JOHANNESBURG 2000
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	TEMBE
2.:	DANIEL FILIPE GABRIEL
3.:	N/A
4.:	Jaar Maand Dag / Year Month Day: 5 2 0 8 0 4
5.: (a)	1 January 2000
(b)	Non Executive Director
6.:	24 BP 8 ABIDYAN 24 COTE D'IVORE
7.:	AV A18 JOSEPH ANOMA-RUE A45 S. LAGARROSE
8.:	B.P. V 316 ABIDYAN COTE D' IVORE
9.:	South African
10.:	DIRECTOR
11.:	No
12.:	No Change

1.:	SHONGWE
2.:	BHEKISISA JAMES THEMBA
3.:	N/A
4.:	Jaar Maand Dag / Year Month Day: 5 5 0 3 2 5 5 7 9 1 0 8 7
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	5 PONT ROAD BRYANSTON 2021
7.:	1ST FLOOR PRIMEDIA HOUSE 135 RIVONIA ROAD SANDTON
8.:	PO BOX 98976 SLOANE PARK 2152
9.:	South African
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.: DE RIDDER	1.: LEVITT
2.: JOHANNES ANDRIES	2.: STEVEN ALAN
3.: N/A	3.: N/A
4.: Jaar/Year Maand/Month Dag/Day 5 8 0 2 0 2 5 0 3 3 0 8 9	4.: Jaar/Year Maand/Month Dag/Day 5 4 0 1 0 9 5 1 2 7 0 8 5
5.: (a) 22 April 2002	5.: (a) 14 February 2000
(b) Executive Director	(b) Non Executive Director
6.: 29 UITSIG ROAD ELDORAIGNE X3 CENTURION	6.: 74 CALMARIE ROAD HYDE PARK
7.: 59 16TH ROAD HALFWAY HOUSE MIDRAND 1685	7.: 59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.: PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686	8.: PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.: South African	9.: South African
10.: EXECUTIVE DIRECTOR	10.: CA(SA)
11.: Yes	11.: Yes
12.: No Change	12.: No Change

B. Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	28 December 2000
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

2002 -06- 30

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated ______

Naam van maatskappy
Name of company AFRICAN BANK INVESTMENTS LIMITED

Posadres
Postal address PRIVATE BAG X170 HALFWAY HOUSE
MIDRAND 1685

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

2002 -06- 30

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1. Van / Surname	MARTIN
2. Volle voorname/ Full Forenames	SARITA
3. Vorige van en voorname/Former surname and forenames	NAIDOO
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day — 7 2 0 3 1 9 0 1 0 6 0 8 1
5. (a) Datum van aanstelling/Date of appointment	2 May 2002
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	UNIT 14 MELROSE PLACE 51 ATHOL - OAKLANDS DRIVE MELROSE NORTH, JOHANNESBURG 2196
8. Besigheidadres/Business address	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
9. Posadres/Postal address	P.O. BOX 1531 LENASIA 1820
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

2003 -06- 30

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:



1.:	STEFFENS
2.:	GUENTER ZENO
3.:	
4.: Jaar Year / Maand Month / Dag Day	3 7 1 0 2 6
5.: (a)	19 May 2003
5.: (b)	Non-Executive Director
6.:	75 WATERFALL AVENUE, CRAIGHALL, JOHANNESBURG, 2196
7.:	59 16TH ROAD, HALFWAY HOUSE, MIDRAND 1686
8.:	PRIVATE BAG X170, HALFWAY HOUSE, MIDRAND 1685
9.:	GERMAN
10.:	NON-EXECUTIVE DIRECTOR
11.:	No
12.:	No Change

1.:	NAIDOO
2.:	RAMANI
3.:	MACKEY
4.: Jaar Year / Maand Month / Dag Day	6 2 0 5 1 7 0 2 2 8 0 5 9
5.: (a)	19 May 2003
5.: (b)	Director
6.:	54 FLORENCE AVENUE, BEDFORDVIEW, 2007
7.:	59 16TH ROAD, HALFWAY HOUSE MIDRAND 1686
8.:	PRIVATE BAG X170, HALFWAY HOUSE, MIDRAND 1685
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

2003 -06- 30

REGISTRAR OF COMPANIES

1.:	STEELE
2.:	BRIAN PAXTON FURBANK
3.:	
4.: Jaar Year / Maand Month / Dag Day	4 3 0 6 2 0 5 0 7 4 0 8 8
5.: (a)	19 May 2003
5.: (b)	Director
6.:	
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	SOKUTU
2.:	THAMSANQA MTHUNZI
3.:	N/A
4.: Jaar Year / Maand Month / Dag Day	6 3 1 1 2 1 5 8 1 0 0 8 1
5.: (a)	19 May 2003
5.: (b)	Director
6.:	158 AMOS STREET COLBYN PRETORIA
7.:	59 16TH ROAD MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	TUGENDHAFT
2.:	ASHLEY
3.:	
4.: Jaar Year / Maand Month / Dag Day	4 8 0 7 2 8 5 1 1 0 0 8 0
5.: (a)	1 April 2003
5.: (b)	Director
6.:	59 BOUNDARY ROAD, TALBOTON, JOHANNESBURG
7.:	20TH FLOOR, SANDTON CITY OFFICE TOWER, 5TH STREET, SANDTON, 2196
8.:	P.O. BOX 786728 SANDTON 2146
9.:	South African
10.:	LAWYER
11.:	Yes
12.:	No Change

1.:	GIBBON
2.:	DAVID BRAIDWOOD
3.:	N/A
4.: Jaar Year / Maand Month / Dag Day	4 2 0 6 3 0 5 0 6 6 0 8 5
5.: (a)	1 June 2003
5.: (b)	NON-EXECUTIVE DIRECTOR
6.:	7 MARANDELLA, 100 METHVEN ROAD WESTVILLE DURBAN
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	New Appointment - 1 June 2003

2.:	ANGUS GEORGE	BAHLE DAWN
3.:	N/A	N/A
4.: Jaar Year / Maand Month / Dag Day	5 0 0 9 1 7 5 2 2 8 0 8 5	6 2 0 4 1 0 0 4 8 3 0 8 2
5.: (a)	6 June 2003	6 June 2003
5.: (b)	Executive Director	Director
6.:	16 BUFFALO THORN PLACE FOURWAYS GARDENS	17 Clonmore Road, Bryanston, Sandton
7.:	59 16TH AVENUE HALFWAY HOUSE MIDRAND 1685	Nokusa Consulting Nokusa, No 1 Morris Street West, Nokusa on Morris, Rivonia, 2128
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686	P.O. Box 7874, Sandton, 2146
9.:	South African	South African
10.:	EXECUTIVE DIRECTOR	NON-EXECUTIVE DIRECTOR
11.:	Yes	Yes
12.:	New Appointment - 6 June 2003	New Appointment - 6 June 2003

1.:
2.:
3.:
4.: Jaar Year | Maand Month | Dag Day
5.: (a)
5.: (b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

1.:
2.:
3.:
4.: Jaar Year | Maand Month | Dag Day
5.: (a)
5.: (b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

1.:
2.:
3.:
4.: Jaar Year | Maand Month | Dag Day
5.: (a)
5.: (b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

1.:
2.:
3.:
4.: Jaar Year | Maand Month | Dag Day
5.: (a)
5.: (b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

Maatskappywet, 1973, Art. 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 AUG 31 A 8:5[illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AFRICAN BANK INVESTMENTS LIMITED
PRIVATE BAG X170
HALFWAY HOUSE
MIDRAND

1685

REGISTRATEUR VAN MAATSKAPPYE EN [illegible]ORPORASIES
2003 -05- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasie No. van Maatskappy
Registration No. of Company
1946/021193/06

Opgawe van besonderhede soos op / Return of Particulars as at 23 MAY 2003

Verklaring / Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, SARITA MARTIN
(name of director or officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director has been obtained in a form CM 27.

Onderteken
Signed [signature]
Datum
Date 23 May 2003

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	KIRKINIS
2. Volle voorname/Full forenames	LEONIDAS
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 5 9 1 1 0 3 5 0 0 4 0 0 4
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	1 July 1997 Chief Executive Officer
6. Woonadres/Residential address	37 ETHEL AVENUE NORTHCLIFF EXT 12 JOHANNESBURG
7. Besigheidadres/Business address	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8. Posadres/Postal address	PRIVATE BAG X170 HALFWAY HOUSE 1685
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	MANAGING DIRECTOR
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	LEVITT
2.:	STEVEN ALAN
3.:	N/A
4.: Jaar/Year Maand/Month Dag/Day	5 4 0 1 0 9 5 1 2 7 0 8 5
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	74 CALMARIE ROAD HYDE PARK
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	CA(SA)
11.:	Yes
12.:	No Change

1.:	KEKANE
2.:	JACOB JAPI
3.:	N/A
4.: Jaar/Year Maand/Month Dag/Day	5 1 1 2 3 1 5 2 5 9 0 8 3
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
7.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
8.:	PO BOX 50616 RANDBURG 2125
9.:	South African
10.:	NATIONAL HR MANAGER
11.:	Yes
12.:	No Change

1.:	SHONGWE
2.:	BHEKISISA JAMES THEMBA
3.:	N/A
4.: Jaar/Year Maand/Month Dag/Day	5 5 0 3 2 5 5 7 9 1 0 8 7
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	5 PONT ROAD BRYANSTON 2021
7.:	1ST FLOOR PRIMEDIA HOUSE 135 RIVONIA ROAD SANDTON
8.:	PO BOX 98976 SLOANE PARK 2152
9.:	South African
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	TEMBE
2.:	DANIEL FILIPE GABRIEL
3.:	N/A
4.: Jaar/Year Maand/Month Dag/Day	5 2 0 8 0 4
5.: (a)	1 January 2000
(b)	Non Executive Director
6.:	24 BP 8 ABIDYAN 24 COTE D'IVORE
7.:	AV A18 JOSEPH ANOMA-RUE A45 S. LAGARROSE
8.:	B.P. V 316 ABIDYAN COTE D' IVORE
9.:	South African
10.:	DIRECTOR
11.:	No
12.:	No Change

1.:	MABOGOANE
2.:	ASHLEY SEFAKO
3.:	N/A
4.: Jaar/Year Maand/Month Dag/Day	5 8 0 6 1 0 5 8 1 1 0 8 2
5.: (a)	1 December 1999
(b)	Non-Executive Chairman
6.:	66 PRETORIA ROAD RYNFIELD BENONI
7.:	FABCOS HOUSE 81 PRITCHARD STREET JOHANNESBURG
8.:	PO BOX 8785 JOHANNESBURG 2000
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	SCHACHAT
2.:	GORDON
3.:	N/A
4.: Jaar/Year Maand/Month Dag/Day	5 2 0 1 2 5 5 0 8 6 0 8 3
5.: (a)	1 July 1995
(b)	Executive Deputy Chairman
6.:	WESTCLIFF ESTATE CRESCENT CLOSE WESTCLIFF
7.:	9 ARNOLD ROAD ROSEBANK JOHANNESBURG
8.:	PO BOX 1942 SAXONWORLD 2132
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1946/021193/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.	DE RIDDER	TUGENDHAFT
2.	JOHANNES ANDRIES	ASHLEY
3.	N/A	
4. (Jaar/Year Maand/Month Dag/Day)	5802025033089	4807285110030
5. (a)	22 April 2002	1 April 2003
(b)	Executive Director	Director
6.	29 UITSIG ROAD ELDORAIGNE X3 CENTURION	59 BOUNDARY ROAD, TALBOTON, JOHANNESBURG
7.	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685	20TH FLOOR, SANDTON CITY OFFICE TOWER, 5TH STREET, SANDTON, 2196
8.	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686	P.O. BOX 786[illegible] SANDTON 2146
9.	South African	South African
10.	EXECUTIVE DIRECTOR	LAWYER
11.	Yes	Yes
12.	No Change	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -05- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

B. Ouditeur / Auditor

1. Naam/Name: DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment: 28 December 2000
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date: No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes /
Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated

Naam van maatskappy
Name of company: AFRICAN BANK INVESTMENTS LIMITED

Posadres
Postal address: PRIVATE BAG X170 HALFWAY HOUSE
MIDRAND 1685

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -05- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

KEY TO PERSONAL PARTICULARS REQUIRED | PERSONAL PARTICULARS | 1946/021193/06

KEY TO PERSONAL PARTICULARS REQUIRED	PERSONAL PARTICULARS
1. Van / Surname	MARTIN
2. Volle voorname/ Full Forenames	SARITA
3. Vorige van en voorname/Former surname and forenames	NAIDOO
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 7 2 0 3 1 9 0 1 0 6 0 8 1
5. (a) Datum van aanstelling/Date of appointment	2 May 2002
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	UNIT 14 MELROSE PLACE 51 ATHOL - OAKLANDS DRIVE MELROSE NORTH, JOHANNESBURG 2196
8. Besigheidadres/Business address	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
9. Posadres/Postal address	P.O. BOX 1531 LENASIA 1820
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2003 -05- 26

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar/Year Maand/Month Dag/Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	
2.:	
3.:	
4.:	Jaar/Year Maand/Month Dag/Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	WOOLLAM
2.:	DAVID FARRING
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	6 3 1 2 0 1 5 1 9 2 0 8 4
5.: (a)	1 November 2002
5.: (b)	Executive Financial Director
6.:	135 6th Road Hyde Park Sandton 2196
7.:	59 16TH ROAD MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	SOKUTU
2.:	THAMSANQA MTHUNZI
3.:	N/A
4.: Jaar/Year, Maand/Month, Dag/Day	6 3 1 1 2 1 5 [illegible] 0 0 8 1
5.: (a)	19 May 2003
5.: (b)	Director
6.:	158 AMOS STREET COL[illegible] PRETORIA
7.:	59 16TH ROAD MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	New Appointment - 19 May 2003

1.:	STEELE
2.:	BRIAN PAXTON FURBANK
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 3 0 6 2 0
5.: (a)	19 May 2003
5.: (b)	Director
6.:	
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	New Appointment - 19 May 2003

1.:	NAIDOO
2.:	RAMANI
3.:	MACKEY
4.: Jaar/Year, Maand/Month, Dag/Day	6 2 0 5 1 7 0 2 2 8 0 5 9
5.: (a)	19 May 2003
5.: (b)	Director
6.:	54 FLORENCE AVENUE, BEDFORDVIEW, 2007
7.:	59 16TH ROAD, HALFWAY HOUSE MIDRAND 1686
8.:	PRIVATE BAG X170, HALFWAY HOUSE, MIDRAND 1685
9.:	South African
10.:	NON-EXECUTIVE DIRECTOR
11.:	Yes
12.:	New Appointment - 19 May 2003

1.:	STEFFENS
2.:	GUENTER ZENO
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	3 7 1 0 2 6
5.: (a)	19 May 2003
5.: (b)	Non-Executive Director
6.:	75 WATERFALL AVENUE, CRAIGHALL, JOHANNESBURG, 2196
7.:	59 16TH ROAD, HALFWAY HOUSE, MIDRAND 1686
8.:	PRIVATE BAG X170, HALFWAY HOUSE, MIDRAND 1685
9.:	South African (371026)
10.:	
11.:	No
12.:	New Appointment - 19 May 2003

1.:	SYMMONDS
2.:	ROBERT JOHN
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	5 9 1 1 0 3 5 1 7 3 0 0 7
5.: (a)	14 February 2000
5.: (b)	Non Executive Director
6.:	11 ABERFELDY STREET MORNINGSIDE SANDTON
7.:	66 MARSHALL STREET JOHANNESBURG 2001
8.:	PO BOX 62229 MARSHALLTOWN 2107
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	Resigned - 19 May 2003

Maatskappywet, 1973, Art, 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanze building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 AUG 31 A 8: 5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2003 -04- 02
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

AFRICAN BANK INVESTMENTS LIMITED
PRIVATE BAG X170
HALFWAY HOUSE
MIDRAND
1685

Registrasie No. van Maatskappy
Registration No. of Company
1946/021193/06

Opgawe van besonderhede soos op / Return of Particulars as at 1 April 2003

Verklaring / Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, SARITA MARTIN
(name of director or officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken / Signed [signature]

Datum / Date 1 April 2003

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	SCHACHAT
2. Volle voorname/Full forenames	GORDON
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 5 2 0 1 2 5 5 0 8 6 0 8 3
5. (a) Datum van aanstelling/Date of appointment	1 July 1995
(b) Betiteling/Designation	Executive Deputy Chairman
6. Woonadres/Residential address	WESTCLIFF ESTATE CRESCENT CLOSE WESTCLIFF
7. Besigheidadres/Business address	9 ARNOLD ROAD ROSEBANK JOHANNESBURG
8. Posadres/Postal address	PO BOX 1942 SAXONWORLD 2132
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	DIRECTOR
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	LEVITT
2.:	STEVEN ALAN
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 4 0 1 1 0 9 5 1 2 7 0 8 5
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	74 CALMARIE ROAD HYDE PARK
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1685
9.:	South African
10.:	CA(SA)
11.:	Yes
12.:	No Change

1.:	KEKANE
2.:	JACOB JAPI
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 1 1 2 3 1 5 2 5 9 0 8 3
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
7.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
8.:	PO BOX 50616 RANDBURG 2125
9.:	South African
10.:	NATIONAL HR MANAGER
11.:	Yes
12.:	No Change

1.:	SHONGWE
2.:	BHEKISISA JAMES THEMBA
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 5 0 3 2 5 5 7 9 1 0 8 7
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	5 POINT ROAD BRYANSTON 2021
7.:	1ST FLOOR PRIMEDIA HOUSE 135 RIVONIA ROAD SANDTON
8.:	PO BOX 98975 SLOANE PARK 2152
9.:	South African
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	TEMBE
2.:	DANIEL FILIPE GABRIEL
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 2 0 5 0 4
5.: (a)	1 January 2000
(b)	Non Executive Director
6.:	24 BP 8 ABIDYAN 24 COTE D'IVORE
7.:	AV A18 JOSEPH ANOMA-RUE A45 S. LAGARROSE
8.:	B.P. V 316 ABIDYAN COTE D' IVORE
9.:	South African
10.:	DIRECTOR
11.:	No
12.:	No Change

1.:	MABOGOANE
2.:	ASHLEY SEFAKO
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 8 0 6 1 0 5 8 1 1 0 8 2
5.: (a)	1 December 1999
(b)	Non-Executive Chairman
6.:	66 PRETORIA ROAD RYNFIELD BENONI
7.:	FABCOS HOUSE 81 PRITCHARD STREET JOHANNESBURG
8.:	PO BOX 6785 JOHANNESBURG 2000
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	KIRKINIS
2.:	LEONIDAS
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5 9 1 1 1 0 3 5 0 0 4 0 0 4
5.: (a)	1 July 1997
(b)	Chief Executive Officer
6.:	37 ETHEL AVENUE NORTHCLIFF EXT 12 JOHANNESBURG
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1946/021193/06

1.:	DE RIDDER
2.:	JOHANNES ANDRIES
3.:	N/A
4.:	Jaar Maand Dag / Year Month Day 5 8 0 2 0 2 5 0 3 3 0 8 9
5.: (a)	22 April 2002
(b)	Executive Director
6.:	29 UITSIG ROAD ELDORAIGNE X3 CENTURION
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	SYMMONDS
2.:	ROBERT JOHN
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 9 1 1 1 0 3 5 1 7 3 0 0 7
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	11 ABERFELDY STREET MORNINGSIDE SANDTON
7.:	66 MARSHALL STREET JOHANNESBURG 2001
8.:	PO BOX 62229 MARSHALLTOWN 2107
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

3. Ouditeur / Auditor

1. Naam/Name — DELOITTE & TOUCHE

2. Datum van aanstelling/Date of appointment — 28 December 2000

3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date. — No Change

2003 -04- 02

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated

Naam van maatskappy
Name of company AFRICAN BANK INVESTMENTS LIMITED

Datum ontvang
Date received

Posadres
Postal address PRIVATE BAG X170 HALFWAY HOUSE
MIDRAND 1685

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

KEY TO PERSONAL PARTICULARS REQUIRED | PERSONAL PARTICULARS | 1946/021193/06

1. Van / Surname	MARTIN
2. Volle voorname/ Full Forenames	SARITA
3. Vorige van en voorname/Former surname and forenames	NAIDOO
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 7 2 0 3 1 9 0 1 0 6 0 8 1
5. (a) Datum van aanstelling/Date of appointment	2 May 2002
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	UNIT 14 MELROSE PLACE 51 ATHOL - OAKLANDS DRIVE MELROSE NORTH, JOHANNESBURG 2196
8. Besigheidadres/Business address	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
9. Posadres/Postal address	P.O. BOX 1531 LENASIA 1820
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.: Jaar Year / Maand Month / Dag Day	
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	
2.:	
3.:	
4.: Jaar Year / Maand Month / Dag Day	
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	2003 -04- 02
10.:	
11.:	REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
12.:	
13.:	

LIST OF DIRECTORS CONTINUED.......

1.:	WOOLLAM
2.:	DAVID
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	6 3 1 2 0 1 5 1 9 2 0 8 4
5.: (a)	1 November 2002
5.: (b)	Executive Financial Director
6.:	
7.:	59 16TH ROAD MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	TUGENDHAFT
2.:	ASHLEY
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 8 0 7 2 8 5 1 1 0 0 8 0
5.: (a)	1 April 2003
5.: (b)	Director
6.:	59 BOUNDARY ROAD, TALBOTON, JOHANNESBURG
7.:	20TH FLOOR, SANDTON CITY OFFICE TOWER, 5TH STREET, SANDTON, 2196
8.:	P.O. BOX 786726 SANDTON 2146
9.:	South African
10.:	LAWYER
11.:	Yes
12.:	New Appointment - 1 April 2003

1.:	ADAMS
2.:	NICHOLAS
3.:	N/A
4.: Jaar/Year, Maand/Month, Dag/Day	5 9 0 6 1 4 5 0 3 5 0 0 5
5.: (a)	14 February 2000
5.: (b)	Non Executive Director
6.:	29 WILTON AVENUE BRYANSTON SANDTON 2021
7.:	29 WILTON AVENUE BRYANSTON SANDTON 2021
8.:	PO BOX 71359 BRYANSTON 2021
9.:	South African
10.:	INVESTOR
11.:	Yes
12.:	Resigned - 18 March 2003

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

Maatskappywet, 1973, Art. 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 AUG 31 A 8:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AFRICAN BANK INVESTMENTS LIMITED
PRIVATE BAG X170
HALFWAY HOUSE
MIDRAND

1685

Registrasie No. van Maatskappy
Registration No. of Company
1946/021193/06

Opgawe van besonderhede soos op / Return of Particulars as at 10 MARCH 2003

2003 -03- 11
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Verklaring / Statement

Ek, ______________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik ... vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, SARITA MARTIN
(name of director or officer)
state that the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken / Signed: [signature]
Datum / Date: 10 MARCH 2003

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	SCHACHAT
2. Volle voorname/Full forenames	GORDON
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth (Jaar/Year Maand/Month Dag/Day)	5 2 0 1 2 5 5 0 8 6 0 8 3
5. (a) Datum van aanstelling/Date of appointment	1 July 1995
(b) Betiteling/Designation	Executive Deputy Chairman
6. Woonadres/Residential address	WESTCLIFF ESTATE CRESCENT CLOSE WESTCLIFF
7. Besigheidsadres/Business address	9 ARNOLD ROAD ROSEBANK JOHANNESBURG
8. Posadres/Postal address	PO BOX 1942 SAXONWORLD 2132
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	DIRECTOR
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

1.:	LEVITT
2.:	STEVEN ALAN
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5401095127085
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	74 CALMARIE ROAD HYDE PARK
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	CA(SA)
11.:	Yes
12.:	No Change

1.:	KEKANE
2.:	JACOB JAPI
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5112315259083
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
7.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
8.:	PO BOX 50616 RANDBURG 2125
9.:	South African
10.:	NATIONAL HR MANAGER
11.:	Yes
12.:	No Change

1.:	SHONGWE
2.:	BHEKISISA JAMES THEMBA
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5503255791087
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	5 PONT ROAD BRYANSTON 2021
7.:	1ST FLOOR PRIMEDIA HOUSE 135 RIVONIA ROAD SANDTON
8.:	PO BOX 98976 SLOANE PARK 2152
9.:	South African
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	TEMBE
2.:	DANIEL FILIPE GABRIEL
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	520804
5.: (a)	1 January 2000
(b)	Non Executive Director
6.:	24 BP 8 ABIDYAN 24 COTE D'IVORE
7.:	AV A18 JOSEPH ANOMA-RUE A45 S. LAGARROSE
8.:	B.P. V 316 ABIDYAN COTE D' IVORE
9.:	South African
10.:	DIRECTOR
11.:	No
12.:	No Change

1.:	MABOGOANE
2.:	ASHLEY SEFAKO
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5806105811082
5.: (a)	1 December 1999
(b)	Non-Executive Chairman
6.:	66 PRETORIA ROAD RYNFIELD BENONI
7.:	FABCOS HOUSE 81 PRITCHARD STREET JOHANNESBURG
8.:	PO BOX 8785 JOHANNESBURG 2000
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	KIRKINIS
2.:	LEONIDAS
3.:	N/A
4.: Jaar Maand Dag / Year Month Day	5911035004004
5.: (a)	1 July 1997
(b)	Chief Executive Officer
6.:	37 ETHEL AVENUE NORTHCLIFF EXT 12 JOHANNESBURG
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1946/021193/06

1.:	DE RIDDER
2.:	JOHANNES ANDRIES
3.:	N/A
4.:	Jaar Maand Dag / Year Month Day 5 8 0 2 0 2 5 0 3 3 0 8 9
5.: (a)	22 April 2002
(b)	Executive Director
6.:	29 UITSIG ROAD ELDORAIGNE X3 CENTURION
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	SYMMONDS
2.:	ROBERT JOHN
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 9 1 1 0 3 5 1 7 3 0 0 7
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	11 ABERFELDY STREET MORNINGSIDE SANDTON
7.:	66 MARSHALL STREET JOHANNESBURG 2001
8.:	PO BOX 62229 MARSHALLTOWN 2107
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	28 December 2000
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

2003 -03- 11
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes /
Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated__________

Naam van maatskappy
Name of company AFRICAN BANK INVESTMENTS LIMITED

Posadres
Postal address PRIVATE BAG X170 HALFWAY HOUSE
MIDRAND 1685

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

1. Van / Surname	MARTIN
2. Volle voorname/ Full Forenames	SARITA
3. Vorige van en voorname/Former surname and forenames	NAIDOO
4. Identiteitsnommer of., indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 7 2 0 3 1 9 0 1 0 6 0 8 1
5. (a) Datum van aanstelling/Date of appointment	2 May 2002
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	UNIT 14 MELROSE PLACE 51 ATHOL - OAKLANDS DRIVE MELROSE NORTH, JOHANNESBURG 2196
8. Besigheidadres/Business address	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
9. Posadres/Postal address	P.O. BOX 1531 LENASIA 1820
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	New Appointment - 2 May 2002

2003 -03- 11
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

1.:	WOOLLAM
2.:	DAVID
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 3 1 2 0 1 5 1 9 2 0 8 4
5.: (a)	1 November 2002
5.: (b)	Executive Financial Director
6.:	
7.:	59 16TH ROAD MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	ADAMS
2.:	NICHOLAS
3.:	N/A
4.:	Jaar Year / Maand Month / Dag Day: 5 9 0 6 1 4 5 0 3 5 0 0 5
5.: (a)	14 February 2000
5.: (b)	Non Executive Director
6.:	29 WILTON AVENUE BRYANSTON SANDTON 2021
7.:	29 WILTON AVENUE BRYANSTON SANDTON 2021
8.:	PO BOX 71359 BRYANSTON 2021
9.:	South African
10.:	INVESTOR
11.:	Yes
12.:	Resigned - 18 March 2003

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

F:\Katia\Company Forms\CM26(2)ABIL.doc

RECEIVED
2004 AUG 31 A 8:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

SPECIAL RESOLUTION

[Section 200]
(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

Registration No. of Company
1946/021193/06

Name of Company AFRICAN BANK INVESTMENTS LIMITED

Date of notice given to members 20 JANUARY 20 03

Date of resolution passed 28 FEBRUARY 20 03

Special resolution passed in terms of sections 62 & 85 of the Act/*paragraph

of the memorandum/*article 35 the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) not attached

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved : See Annexure "A" hereto

Rubber stamp of company, if any, or of secretaries

Date 28 FEBRUARY 2003

Signature
Director/Secretary/Manager

LEONIDAS KIRKINIS
Name (in block capitals)

(To be completed by the company
*Delete whichever is not applicable

Herewith copy of special resolution as registered

Registration No. of Company
1946/021193/06

Name of company AFRICAN BANK INVESTMENTS LIMITED

Postal address c/o SPOOR & FISHER

Not valid unless stamped by Registrar of Companies

Special resolution registered this day
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date stamp of Companies Registration Office
2003 -03- 07
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

SPOOR AND FISHER
TO BE COLLECTED

BM300416

AFRICAN BANK INVESTMENTS LIMITED
(REGISTRATION NUMBER 1946/021193/06)

SPECIAL RESOLUTIONS PASSED IN TERMS OF SECTIONS 62 AND 85 OF THE COMPANIES ACT

1. **SPECIAL RESOLUTION NUMBER 1**

RESOLVED THAT the directors shall have the power to contract the Company to acquire its own shares or any subsidiary of the Company to acquire shares in the Company, collectively referred to as "repurchases", when the directors consider it appropriate in the circumstances subject to the following:-

1.1. this authority shall not endure beyond the next Annual General Meeting of the Company nor shall it endure beyond fifteen months from the date of the Annual General Meeting at which this Special Resolution is passed;

1.2. the repurchase of shares being implemented on the main board of the JSE;

1.3. the aggregate percentage of issued shares in the Company which the Company together with any of its subsidiaries may acquire during any financial year under this general authority shall not exceed 20% of the Company's ordinary issued share capital;

1.4. subject to 1.3 above, the aggregate percentage of issued shares in the Company which the Company's subsidiaries may hold as treasury stock, at any time, shall not exceed 10% of the Company's ordinary issued share capital;

1.5. repurchases must not be made at a price more than 10% above the weighted average of the market price for the shares in question for the five business days

immediately preceding the date on which the repurchase is agreed;

1.6. any acquisition shall be subject to:-

1.6.1. the Companies Act, as amended;

1.6.2. the prior approval of the Registrar of Banks, if necessary;

1.6.3. the conditions laid down by the Registrar of Banks, if any;

1.6.4. the Banks Act;

1.6.5. the rules and requirements of the JSE and any other applicable stock exchange, as may be amended from time to time; and

1.6.6. any other relevant authority.

2. SPECIAL RESOLUTION NUMBER 2

RESOLVED THAT the Articles of Association of the Company be amended by the deletion of Article 7.10.

3. SPECIAL RESOLUTION NUMBER 3

RESOLVED THAT, as a composite resolution, the following amendments be made to the Articles of Association of the Company:-

3.1. The first sentence of Article 23.4 which previously provided that *"No dividends shall be payable except out of the profits of the Company and no dividend shall carry interest against the Company."* be deleted and the following text inserted in its place:-

"Subject to Section 90 of the Companies Act, and as further contemplated in Article 36, (but otherwise notwithstanding anything to the contrary contained in these Articles) the Company shall be entitled to make payment to its shareholders from time to time, whether by way of a capital distribution or by way of a distribution out of any reserves of the Company, whether such reserves arise out of the trading, the disposal of assets, the revaluation of assets or

however else arising, or by way of any other kind of distribution. No such payment to shareholders shall carry interest as against the Company unless interest in respect thereof is specifically provided for in the resolution declaring such payment."

3.2. Articles 23.6, 23.7 and 23.13 shall be deleted.

Lodgement of financial statements / Interim reports

2003 -02- 26

[Section 302 (4) (a), 302 (4) (b), 306, 329 (2), (3) and (5)]

Registartion No. of Company
1946/021193/06

Name of holding company AFRICAN BANK INVESTMENTS LIMITED

Names of subsiduaries (if any) — Reg No's

AFRICAN BANK LIMITED — 1975/002526/06

RECEIVED 2001 -06- 21 A 8: 57 OFFICE OF INTERNATIONAL CORPORATE FINANCE

The following documents are lodged herewith:

† ~~Annual financial statements~~ / † group annual financial statements (in terms of section 302 (4) (a) ~~/ † 329 (5)~~ of the Act for the financial year ended 30 Sept 2002

† Annual financial statements in terms of section 302 (4) (b) of the Act for the Financial year ended

† ~~Interim report in term of section 306 / † 329 (2) of the Act for the half year ended~~

† ~~Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubberstamp of company, if any, or of secretaries.

* N.B . - Complete if annual financial statements in respect of subsidaries are lodged.

† Delete whichever is not applicable.

AFRICAN BANK

Sarita Martin
Company Secretary
African Bank Investments Limited
59 - 16th Road
Midrand, Gauteng

To be completed by company.

Lodgement of / ~~† annual financial statements~~ /† group annual financial statements and † annual financial statements of subsidaries /~~† provisional annual financial statements † interim report for financial year /† half year ended~~

AFRICAN BANK INVESTMENTS LIMITED

Name of company PRIVATE BAG X170 HALFWAY HOUSE

Postal address MIDRAND 1685

Received
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies.

BANK

59 - 16th Roa
Midrand, Gauter

To be completed by company.

Lodgement of / ~~† annual financial statements~~ /† group annual financial statements and † annual financial statements of subsidaries /~~† provisional annual financial statements † interim report for financial year /† half year ended~~

Name of company AFRICAN BANK INVESTMENTS LIMITED

Postal address PRIVATE BAG X170 HALFWAY HOUSE
MIDRAND 1685

SORAN ... - BASKET

EN VAN BESLOTR
Registrar
2003
Date stam
Regist

Not valid unless stamped by Registrar of Companies.

Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

13132413

Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

AFRICAN BANK INVESTMENTS LIMITED
PRIVATE BAG X170
HALFWAY HOUSE
MIDRAND

1685

EN ... KORPORASIES
2002 -11- 22
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasie No. van Maatskappy
Registration No. of Company

1946/021193/06

Opgawe van besonderhede soos op / Return of Particulars as at 21 NOVEMBER 2002

Verklaring / Statement

Ek,

(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, SARITA MARTIN
(name of director or officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed [signature]
Datum
Date 21 NOVEMBER 2002

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	SCHACHAT
2. Volle voorname/Full forenames	GORDON
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 5 2 0 1 1 2 5 5 0 8 6 0 8 3
5. (a) Datum van aanstelling/Date of appointment	1 July 1995
(b) Betiteling/Designation	Executive Deputy Chairman
6. Woonadres/Residential address	WESTCLIFF ESTATE CRESCENT CLOSE WESTCLIFF
7. Besigheidadres/Business address	9 ARNOLD ROAD ROSEBANK JOHANNESBURG
8. Posadres/Postal address	PO BOX 1942 SAXONWORLD 2132
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	DIRECTOR
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	LEVITT
2.:	STEVEN ALAN
3.:	
4.: (Jaar Maand Dag / Year Month Day)	5 4 0 1 0 9 5 1 2 7 0 8 5
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	74 CALMARIE ROAD HYDE PARK
7.:	59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	CA(SA)
11.:	Yes
12.:	No Change

1.:	ADAMS
2.:	NICHOLAS
3.:	
4.: (Jaar Maand Dag / Year Month Day)	5 9 0 6 1 4 5 0 3 5 0 0 5
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	29 WILTON AVENUE BRYANSTON SANDTON 2021
7.:	29 WILTON AVENUE BRYANSTON SANDTON 2021
8.:	PO BOX 71359 BRYANSTON 2021
9.:	South African
10.:	INVESTOR
11.:	Yes
12.:	No Change

1.:	KEKANE
2.:	JACOB JAPI
3.:	
4.: (Jaar Maand Dag / Year Month Day)	5 1 1 2 3 1 5 2 5 9 0 8 3
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
7.:	306 MONTENDEO 9TH STREET KILLARNEY 2193
8.:	PO BOX 50616 RANDBURG 2125
9.:	South African
10.:	NATIONAL HR MANAGER
11.:	Yes
12.:	No Change

1.:	SHONGWE
2.:	BHEKISISA JAMES THEMBA
3.:	
4.: (Jaar Maand Dag / Year Month Day)	5 5 0 3 2 5 5 7 9 1 0 8 7
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	5 PONT ROAD BRYANSTON 2021
7.:	1ST FLOOR PRIMEDIA HOUSE 135 RIVONIA ROAD SANDTON
8.:	PO BOX 98976 SLOANE PARK 2152
9.:	South African
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	SYMMONDS
2.:	ROBERT JOHN
3.:	
4.: (Jaar Maand Dag / Year Month Day)	5 9 1 1 0 3 5 1 7 3 0 0 7
5.: (a)	14 February 2000
(b)	Non Executive Director
6.:	11 ABERFELDY STREET MORNINGSIDE SANDTON
7.:	66 MARSHALL STREET JOHANNESBURG 2001
8.:	PO BOX 62229 MARSHALLTOWN 2107
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	MABOGOANE
2.:	ASHLEY SEFAKO
3.:	
4.: (Jaar Maand Dag / Year Month Day)	5 8 0 6 1 0 5 8 1 1 0 8 2
5.: (a)	1 December 1999
(b)	Non-Executive Chairman
6.:	66 PRETORIA ROAD RYNFIELD BENONI
7.:	FABCOS HOUSE 81 PRITCHARD STREET JOHANNESBURG
8.:	PO BOX 8785 JOHANNESBURG 2000
9.:	South African
10.:	DIRECTOR
11.:	Yes
12.:	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.: KIRKINIS	1.: DE RIDDER
2.: LEONIDAS	2.: JOHANNES ANDRIES
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day: 5 9 1 1 0 3 5 0 0 4 0 0 4	4.: Jaar Year / Maand Month / Dag Day: 5 8 0 2 0 2 5 0 3 3 0 8 9
5.: (a) 1 July 1997	5.: (a) 22 April 2002
(b) Chief Executive Officer	(b) Executive Director
6.: 37 ETHEL AVENUE NORTHCLIFF EXT 12 JOHANNESBURG	6.: 29 UITSIG ROAD ELDORAIGNE X3 CENTURION
7.: 59 16TH ROAD HALFWAY HOUSE MIDRAND 1685	7.: 59 16TH ROAD HALFWAY HOUSE MIDRAND 1685
8.: PRIVATE BAG X170 HALFWAY HOUSE 1685	8.: PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1636
9.: South African	9.: South African
10.: MANAGING DIRECTOR	10.: EXECUTIVE DIRECTOR
11.: Yes	11.: Yes
12.: No Change	12.: No Change

B. Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	28 December 2000
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -11- 22
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated

Naam van maatskappy
Name of company AFRICAN BANK INVESTMENTS LIMITED

Posadres
Postal address PRIVATE BAG X170 HALFWAY HOUSE
MIDRAND 1685

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -11- 22
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

1. Van / Surname	MARTIN
2. Volle voorname/ Full Forenames	SARITA
3. Vorige van en voorname/Former surname and forenames	NAIDOO
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 7 2 0 3 1 9 0 1 0 6 0 8 1
5. (a) Datum van aanstelling/Date of appointment	2 May 2002
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	UNIT 14 MELROSE PLACE 51 ATHOL - OAKLANDS DRIVE MELROSE NORTH, JOHANNESBURG 2196
8. Besigheidadres/Business address	59 16TH ROAD HALFWAY HOUSE MIDRAND 1686
9. Posadres/Postal address	P.O. BOX 1531 LENASIA 1820
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	New Appointment - 2 May 2002

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	DAVIAS
2.:	GEORGE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 3 0 2 2 2 5 1 0 2 0 8 1
5.: (a)	3 July 2000
(b)	Secretary
6.:	
7.:	22 CHOPIN STREET WITFIELD 1459
8.:	59, 16TH AVENUE HALFWAY HOUSE MIDRAND 1685
9.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
10.:	South African
11.:	COMPANY SECRETARY
12.:	Yes
13.:	Resigned - 30 April 2002

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	2002 -11- 22
9.:	
10.:	REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS
11.:	
12.:	
13.:	No change

1.:	TEMBE
2.:	DANIEL FILIPE GABRIEL
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 | 2 | 0 | 8 | 0 | 4
5.: (a)	1 January 2000
5.: (b)	Non Executive Director
6.:	24 BP 8 ABIDYAN 24 COTE D'IVORE
7.:	AV A18 JOSEPH ANOMA-RUE A45 S. LAGARROSE
8.:	B.P. V 316 ABIDYAN COTE D' IVORE
9.:	South African ()
10.:	DIRECTOR
11.:	No
12.:	No Change

1.:	WOOLLAM
2.:	DAVID
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 | 3 | 1 | 2 | 0 | 1 | 5 | 1 | 9 | 2 | 0 | 8 | 4
5.: (a)	1 November 2002
5.: (b)	Executive Financial Director
6.:	
7.:	59 16TH ROAD MIDRAND 1685
8.:	PRIVATE BAG X170 HALFWAY HOUSE MIDRAND 1686
9.:	South African
10.:	EXECUTIVE FINANCIAL DIRECTOR
11.:	Yes
12.:	New Appointment - 1 November 2002

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

EXHIBIT B

PRESS RELEASES/ANNOUNCEMENTS


RECEIVED


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



ABIL on track to deliver

02 August 2004

ABIL is confident that it will achieve its targeted returns on assets (10%) and equity (30%) this financial year,

African Bank Investments Ltd (ABIL) is confident that it will achieve its targeted returns on assets (10%) and equity (30%) this financial year, thereby continuing to generate real shareholder value.

"Market conditions have remained steady over the past three months," says Leon Kirkinis, CEO African Bank. Both the retail and credit sectors appear buoyant with significant growth in business volumes being reported throughout these industries.

Sales for the three quarters of 2004 were 30% higher than that of the equivalent period in 2003. ABIL is satisfied that the current level of sales will generate appropriate returns without unduly increasing risk, and accordingly, it does not foresee a significant increase in sales levels beyond normal seasonal trends in the near future.

Total advances remained steady as the reduction in the pay down books offset the growth in new sales. The change in the composition of the portfolio has started to slow, keeping margins steady over the quarter.

NPLs continued to improve over the past quarter. NPLs declined by R92-million to R2 327-million in the past three months, in line with a steady downward trend over this financial year. In African Bank Retail the vintages have increased by approximately 1%-2% over this financial year, on the back of the increase in sales. Provision coverage to NPLs remained conservative at 74.5% (Sept 2003: 74,7%), while bad debt write-offs were maintained at similar levels to 2003.

The group held non-statutory cash reserves of R971-million after the payment of the interim dividend and prior to raising the R1-billion ABL3 bond in July 2004 in preparation for the R1-billion ABL1 bond maturing in February 2005. The group expects to continue to build up cash over the remainder of the year.

[CLOSE]

African Bank Investments Limited

OPERATIONAL UPDATE
for the third quarter ending 30 June 2004

1. INTRODUCTION
In order to communicate operating performance more regularly than the six-monthly statutory reporting periods, African Bank Investments Limited ("ABIL") publishes regular operational updates. These updates focus primarily on the size and composition of the advances book as well as the levels of non-performing loans ("NPLs") and provisions. It is important to note that while the update gives an indication of these factors as well as any other pertinent issues, these do not necessarily reflect overall profitability levels of the group.

ABIL distinguishes between "lending books", being advances books in which lending is continuing and "pay down books", being books that are being unwound and in which no new lending is taking place. This is done in order to facilitate enhanced disclosure regarding asset quality and growth, given the significant changes that have taken place in the ABIL advances portfolios over the last few years.

2. MARKET CONDITIONS
Market conditions have remained steady over the past three months. Both the retail and credit sectors appear buoyant with significant growth in business volumes being reported throughout these industries. The positive environment continued to translate into higher sales growth and satisfactory credit quality.

Sales for the first three quarters of 2004 were 30% higher than that of the equivalent period in 2003. ABIL is satisfied that the current level of sales will generate appropriate returns without unduly increasing risk, and accordingly, it does not foresee a significant increase in sales levels beyond normal seasonal trends in the near future. In line with seasonal trends, sales of R1 070 million for the quarter to 30 June 2004, were higher than the R1 013 million of the previous quarter, but lower than the R1 183 million for the December quarter, which is traditionally the highest sales period of the financial year.

Total advances declined by an annualised 3% as the reduction in the pay down books marginally exceeded the growth in new sales. The change in the composition of the portfolio has started to slow, keeping margins steady over the quarter.

The default rates on the higher turnover matched expectation and accordingly NPLs continued to improve over the past quarter. NPLs declined by R92 million to R2 327 million in

the past three months, in line with the R206 million reduction for the six months to March 2004, reflecting a steady downward trend.

Provision coverage to NPLs remained conservative at 74,5% (September 2003: 74,7%), while bad debt write-offs were maintained at similar levels to 2003.

The group held non-statutory cash reserves of R971 million after the payment of the interim dividend and prior to raising the R1 billion ABL3 bond in July 2004 in preparation for the R1 billion ABL1 bond maturing in February 2005. The group expects to continue to build up cash over the remainder of the year.

African Bank was assigned a national scale credit rating from Moody's Investors Service for the first time in June 2004. The rating of A2.za/Prime-1.za for long- and short-term, respectively, was an upgrade to the bank's previous long-term rating.

ABIL is confident that it should be able to deliver its targeted returns on assets (10%) and equity (30%) this financial year, thereby continuing to generate real shareholder value.

3. SALES

Although monthly sales volumes for 2004 have mirrored historical seasonal trends, sales have stepped up from around R280 million a month for the first nine months of 2003 to R360 million a month for 2004, with the current quarter's sales 24,1% higher than the equivalent quarter for 2003. The lift in sales was achieved through a combination of increased volumes and average loan sizes. In African Bank volumes picked up by 28% while the average loans size remained fairly flat at R6 100. In Specialised Lending volumes reduced slightly but average loans size increased by 38% to R1 700.

SALES VALUE

R million	% growth	2004 9 mths Total	3 mths Jun 2004	3 mths Mar 2004	3 mths Dec 2003	2003 9 mths Total
African Bank	32	2 043	666	644	733	1 553
RETAIL						
Payroll	(39)	211	64	66	81	345
Retail debit order	47	1 579	514	494	571	1 075
Standard Bank joint venture	90	254	89	84	81	133

Specialised lending	28	1 224	404	369	450	953
Credit Indemnity	23	683	218	209	255	553
Miners Credit Guarantee	33	448	148	131	169	336
Commercial Vehicle Finance	46	94	38	29	26	64
Total	30	3 267	1 070	1 013	1 183	2 506

Monthly sales history Graph
234462631
277046123.3999999762
282626989.1999999881
272596387.5
299236754.6000000238
258995359.400000006
259257390.1999999881
278608571.6000000238
278675697.6999999881
298072636.5
331903610.5
338227763.3999999762
375391631.8999999762
380942015.1000000238
374186793.3000000119
409566501.3999999762
338080882.8999999762
314956469.1000000238
369602253
335014632
365694369
369759953••••••••••••••••••••••

4. GROSS ADVANCES
The table below sets out the composition of gross advances as at 30 June 2004 and the quarterly movements since 30 September 2003.

ADVANCES ANALYSIS

R000	YTD annualised % growth	As at 30 Jun 2004
Lending books	14	4 566 174
African Bank Retail	10	3 623 337
Payroll - corporates and other	(39)	1 026 179
Retail debit order	44	2 343 069
Standard Bank joint venture	72	254 089
Specialised Lending	33	942 837
Credit Indemnity	33	394 108

Miners Credit Guarantee	20	366 672
Commercial Vehicle Finance	55	161 648
ABCommerce	410	20 409
Pay down books	(34)	1 623 921
African Bank Retail	(35)	1 418 155
Persal	(40)	320 763
Saambou PLB	(34)	1 097 392
Specialised Lending	(22)	205 766
Gilt Edged Management Services	(27)	107 396
African Contractor Finance	(17)	96 800
Quatro & Safrich	2	1 570
Total advances	(3)	6 190 095
Less: Non-interest-bearing advances	(31)	(1 081 779)
Gross interest-bearing advances	6	5 108 316

ADVANCES ANALYSIS

R000	As at 31 Mar 2004	As at 31 Dec 2003	As at 30 Sept 2003
Lending books	4 493 827	4 381 759	4 136 191
African Bank Retail	3 594 552	3 533 759	3 381 307
Payroll - corporates and other	1 152 490	1 331 975	1 454 763
Retail debit order	2 212 968	2 006 483	1 761 261
Standard Bank joint venture	229 094	195 301	165 283
Specialised Lending	899 275	848 000	754 884
Credit Indemnity	375 856	349 019	315 641
Miners Credit Guarantee	356 457	352 302	319 836
Commercial Vehicle Finance	140 577	128 004	114 399
ABCommerce	26 385	18 675	5 008
Pay down books	1 777 879	2 016 045	2 177 906
African Bank Retail	1 558 810	1 784 014	1 930 597
Persal	355 206	415 899	457 543
Saambou PLB	1 203 604	1 368 115	1 473 054
Specialised Lending	219 069	232 031	247 309
Gilt Edged Management Services	116 315	123 965	135 220
African Contractor Finance	101 182	106 437	110 546
Quatro & Safrich	1 572	1 629	1 543
Total advances	6 271 706	6 397 804	6 314 097
Less: Non-interest-bearing advances	(1 135 361)	(1 234 038)	(1 415 300)
Gross interest-	5 136 345	5 163 766	4 898 797

bearing advances

Payroll loans fell (-39%) as the shift into higher margin, lower value retail loans continued (+44%). The lending books increased as a proportion of total advances to 74% from 72% in the last quarter.

African Bank Retail's advances on the lending books grew an annualised 10% for the nine months, while the Specialised Lending division increased its advances on its lending books by 33% over the same period. The pay down books declined rapidly through a combination of recoveries and write-offs that have reduced this portfolio by R554 million in nine months.

Gross interest-bearing advances have grown by 6% on a year-to-date basis, but have remained flat over the last three quarters.

The total value of advances on which interest has been suspended as at 30 June 2004 fell 31% to R1 082 million (September 2003: R1 415 million). The reduction was as a result of write-offs, cash received on these loans during the period and lower levels of new advances qualifying for interest suspension.

Gross advances portfolio mix Graphicor

	lb	pdb
s03	66	34
d03	69	31
m04	72	28
j04	74	26

5. ASSET QUALITY

NPLs reduced by R298 million or 11% over the past nine months. NPLs as a percentage of total advances decreased from 41,6% to 37,6%. Bad debts written off were at similar levels to the equivalent period for 2003. Provisions to gross advances reduced from 31,1% to 28,0%, in line with the reduction in NPLs.

Asset Quality analysis

	ABIL Consolidated			
R million	YTD % change	30 Jun 2004	31 Mar 2004	30 Sept 2003
Advances				
Performing	4,7	3 863	3 852	3 689
Non-performing	(11,3)	2 327	2 419	2 625
Total	(2,0)	6 190	6 272	6 314
Provisions and reserves				
Portfolio provisions	9,8	33	34	30
Specific provisions	(11,9)	1 580	1 630	1 793
Stangen and MCG credit	15,9	105	102	91

life reserves				
Total provisions		1 718	1 765	1 914
Other insurance coverage	(67,7)	15	35	47
Total provisions and reserves	(11,6)	1 733	1 800	1 961
Ratios (%)				
NPLs as a % of total advances		37,6	38,6	41,6
Total provisions as % of NPLs				
(NPL cover)		74,5	74,3	74,7
Total provisions and reserves as % of total advances		28,0	28,7	31,1
Bad debt write-offs as % of average gross advances		13,5	13,7	13,1

Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status measured by contractual number of missed instalments. Given the high growth in sales over the last twelve months, ABIL has continued to focus for this reporting period on an earlier vintage, i.e. for sales written over the last year which have missed more than two instalments, in order to depict the recent credit trends in finer detail.

ABIL previously indicated that vintages had fallen below the group's risk appetite levels and that it was going to take on more risk by opening up sales. As reflected in the African Bank Retail chart below, the vintages have increased by approximately 1% - 2% over this financial year, on the back of a 32% increase in sales. The group is satisfied that the increased sales and concomitant increase in margins have not been at the expense of unanticipated higher default risk and the vintages have remained in a narrow band.

Vintage graph - African Bank Retail
(More than 2 instalments missed)
Data as at June 2004

j03	0.01	0.98	2.26	3.85	5.25	5.87	6.83	7.7	8.23	9.09	9.47	9.83	10.29	10.6	10.79
f03	0	0.73	1.9	3.35	4.33	5.39	6.52	7.2	8.23	8.99	9.61	10.09	10.54	10.9	
m03	0.04	1.09	2.48	3.47	4.81	5.97	6.75	7.7	8.61	9.47	10.06	10.57	11.03		
a03	0.08	1.03	1.9	3.21	4.71	5.65	6.71	7.7	8.46	9.05	9.64	10.07			
m03	0.11	0.84	1.87	3.33	4.67	6.18	7.42	8.4	9.29	10	10.73				
j03	0.03	0.81	2.31	3.59	5.38	6.75	7.83	8.9	9.63	10.4					
j03	0.04	1.07	2.44	4.38	5.86	7.17	8.22	9.2	10						
a03	0.02	0.93	2.35	4.06	5.73	6.99	8.08	9.2							
s03	0.06	0.82	2.26	3.88	5.52	6.7	8.08								

o03	0.05	1.06	2.74	4.49	5.94	7.23
n3	0	1.55	3.07	4.83	6.35	
d03	0.16	1.48	3.02	4.8		
j04	0.02	1.22	2.69			
f04	0	1.17				
m04	0.09					

On behalf of the board
2 August 2004
This announcement is also available on the African Bank Investments Limited website at:
http://www.africanbank.co.za

African Bank Investments Limited (Incorporated in the Republic of South Africa) (Registration number 1946/021193/06) Share code: ABL ISIN: ZAE000030060
Registered office: 59 16th Road, Midrand, 1685 Share transfer secretaries: Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001
Board of directors: Executive directors: L Kirkinis (Chief Executive Officer), G Schachat (Deputy Chairman), JA de Ridder, A Fourie, AG Herselman, MLD Marole, TM Sokutu, DF Woollam
Non-executive directors: AS Mabogoane (Chairman), DB Gibbon, BD Goba, JJ Kekane, SA Levitt, R Naidoo, BJT Shongwe, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambican), A Tugendhaft. Group Secretary: S Martin


RECEIVED
2004 AUG 31 A 8:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2004-07-19 15:32:00
African Bank Investments Limited - Dealings By Director
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")
DEALINGS BY DIRECTOR
ABIL advises that, in accordance with rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director : Angus Herselman
Company : ABIL
Office held : Executive Director
Nature of transaction : Delivery of shares in terms of an option granted on 27 April 2001 and subsequent sale of shares
Number of options : 62 801
Option strike price : 461 cps
Selling price : 1207,5 cps
Date of transaction : 15 July 2004
Period of vesting : The options had vested by 27 April 2004
Delivery periods : No earlier than the various vesting periods but no later than 27 April 2008
Total value of Sale Transaction : R758 303,23
Security class : Ordinary shares
Nature and extent of director"s interest : Direct Beneficial
Clearance : The required clearance per rule 3.66 has been obtained
Nature of transaction : Delivery of shares in terms of an option granted on 27 April 2001 and subsequent sale of shares
Number of options : 97 199
Option strike price : 461 cps
Selling price : 1192,4 cps
Date of transaction : 16 July 2004
Period of vesting : The options had vested by 27 April 2004
Delivery periods : No earlier than the various vesting periods but no later than 27 April 2008
Total value of Sale Transaction : R1 158 991,16
Security class : Ordinary shares
Nature and extent of director"s interest : Direct Beneficial
Clearance : The required clearance per rule 3.66 has been obtained
Nature of transaction : Sale of shares

Number of shares : 17 500
Selling price : 1230 cps
Date of transaction : 15 July 2004
Total value of Sale Transaction : R215 250,00
Security class : Ordinary shares
Nature and extent of
director"s interest : Direct Beneficial
Clearance : The required clearance per rule
3.66 has been obtained

Midrand
19 July 2004
Sponsor to ABIL
Deutsche Securities (SA) (Proprietary) Limited
Date: 19/07/2004 03:32:06 PM Produced by the JSE SENS Department

2004-07-07 17:13:00
ABIL - African Bank Limited Domestic Medium Term Note Programme
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")
AFRICAN BANK LIMITED DOMESTIC MEDIUM TERM NOTE PROGRAMME
ABIL said on Wednesday that its major subsidiary, African Bank Limited, had launched a R1 billion corporate bond with a coupon of 11.75% that will mature on 12 July 2007. The ABL3 bond was issued at a spread of 215bps above the government benchmark R194 bond, reflecting an improvement compared to the spreads of the previously issued ABL1 and ABL2 bonds.
The bond, arranged and led by Nedbank Capital, is the third tranche of senior unsecured bonds issued under the R3.5 billion domestic medium term note programme, complementing the existing R1 billion ABL1 bond due to mature in February 2005 and the R1 billion ABL2 bond maturing in September 2006.
ABIL financial director David Woollam said that the bank targeted a R750 million bond but raised it to the upper limit of the proposed issue to accommodate significant demand. The bond was issued to lengthen the funding profile of the bank in anticipation of the redemption of the ABL1 bond in early 2005.
Sandton
07 July 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 07/07/2004 05:13:02 PM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



African Bank Domestic Medium Term Note Programme

08 July 2004

ABIL said on Wednesday that its major subsidiary, African Bank Limited, had launched a R1 billion corporate bond with a coupon of 11.75% that will mature on 12 July 2007

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

AFRICAN BANK LIMITED DOMESTIC MEDIUM TERM NOTE PROGRAMME

ABIL said on Wednesday that its major subsidiary, African Bank Limited, had launched a R1 billion corporate bond with a coupon of 11.75% that will mature on 12 July 2007. The ABL3 bond was issued at a spread of 215bps above the government benchmark R194 bond, reflecting an improvement compared to the spreads of the previously issued ABL1 and ABL2 bonds.

The bond, arranged and led by Nedbank Capital, is the third tranche of senior unsecured bonds issued under the R3.5 billion domestic medium term note programme, complementing the existing R1 billion ABL1 bond due to mature in February 2005 and the R1 billion ABL2 bond maturing in September 2006.

ABIL financial director David Woollam said that the bank targeted a R750 million bond but raised it to the upper limit of the proposed issue to accommodate significant demand. The bond was issued to lengthen the funding profile of the bank in anticipation of the redemption of the ABL1 bond in early 2005.

Sandton
07 July 2004

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

[CLOSE]

2004-07-07 17:13:00
ABIL - African Bank Limited Domestic Medium Term Note Programme
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")
AFRICAN BANK LIMITED DOMESTIC MEDIUM TERM NOTE PROGRAMME
ABIL said on Wednesday that its major subsidiary, African Bank Limited, had launched a R1 billion corporate bond with a coupon of 11.75% that will mature on 12 July 2007. The ABL3 bond was issued at a spread of 215bps above the government benchmark R194 bond, reflecting an improvement compared to the spreads of the previously issued ABL1 and ABL2 bonds.
The bond, arranged and led by Nedbank Capital, is the third tranche of senior unsecured bonds issued under the R3.5 billion domestic medium term note programme, complementing the existing R1 billion ABL1 bond due to mature in February 2005 and the R1 billion ABL2 bond maturing in September 2006.
ABIL financial director David Woollam said that the bank targeted a R750 million bond but raised it to the upper limit of the proposed issue to accommodate significant demand. The bond was issued to lengthen the funding profile of the bank in anticipation of the redemption of the ABL1 bond in early 2005.
Sandton
07 July 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 07/07/2004 05:13:02 PM Produced by the JSE SENS Department

2004-06-17 12:56:05

AFRICAN BANK INVESTMENTS LIMITED - DEALINGS BY DIRECTORS AND COMPANY SECRETARY

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
JSE Share code: ABL
ISIN: ZAE000030060
("ABIL")

DEALINGS BY DIRECTORS AND COMPANY SECRETARY

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following acceptance of options in ABIL:

Director: Antonio Fourie
Company: ABIL
Office held: Executive Director
Nature of transaction: Acceptance of options
Number of options: 500 000
Option strike price: 1091 cps
Date of transaction: 15 June 2004
Period of exercise: Exercisable no later than 15 June 2011
Period of vesting: 20% per annum starting on 15 June 2005
Delivery periods: No earlier than the various vesting periods but no later than 15 June 2011
Total value of Transaction: R5 455 000
Security class: Ordinary shares
Nature and extent of director"s interest: Direct Beneficial
Clearance: The required clearance per rule 3.66 has been obtained

Director: Johan de Ridder
Company: ABIL
Office held: Executive Director
Nature of transaction: Acceptance of options
Number of options: 300 000
Option strike price: 1091 cps
Date of transaction: 15 June 2004
Period of exercise: Exercisable no later than 15 June 2011
Period of vesting: 20% per annum starting on 15 June 2005
Delivery periods: No earlier than the various vesting periods but no later than 15 June 2011
Total value of Transaction: R3 273 000
Security class: Ordinary shares
Nature and extent of director"s interest: Direct Beneficial
Clearance: The required clearance per rule 3.66 has been obtained

Company Secretary: Sarita Martin

Company: ABIL
Nature of transaction: Acceptance of options
Number of options: 175 000
Option strike price: 1091 cps
Date of transaction: 15 June 2004
Period of exercise: Exercisable no later than 15 June 2011
Period of vesting: 20% per annum starting on 15 June 2005
Delivery periods: No earlier than the various vesting periods but no later than 15 June 2011
Total value of Transaction: R1 909 250
Security class: Ordinary shares
Nature and extent of
director"s interest: Direct Beneficial
Clearance: The required clearance per rule 3.66 has been obtained

Midrand
17 June 2004
Sponsor
Deutsche Securities
Date: 17/06/2004 12:56:07 PM Produced by the JSE SENS Department

2004-06-04 10:48:46

AFRICAN BANK INVESTMENTS LIMITED - DOMESTIC MEDIUM TERM NOTE PROGRAMME

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
JSE Share code: ABL
ISIN code: ZAE000030060
("ABIL")

AFRICAN BANK LIMITED DOMESTIC MEDIUM TERM NOTE PROGRAMME

The management of ABIL announces that it is currently investigating the issue of a new tranche of senior unsecured bonds under the existing medium term note programme of its major subsidiary, African Bank Limited.

Midrand
4 June 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Date: 04/06/2004 10:48:48 AM Produced by the JSE SENS Department


RECEIVED
A 8: 57

2004-05-24 15:54:04

AFRICAN BANK INVESTMENTS LIMITED - DEALINGS BY DIRECTORS AND COMPANY SECRETARY

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTORS AND COMPANY SECRETARY

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director :Leon Kirkinis
Company :ABIL
Office held :CEO
Nature of transaction :Delivery of shares in terms of an option accepted on 4 April 2001
Number of options :600 000
Option strike price :461 cps
Date of transaction :21 May 2004
Period of exercise/vesting :The options were exercised on 9 April 2001 and had vested on 4 April 2004
Total value of Transaction :R2 766 000
Security class :Ordinary shares
Nature and extent of director"s interest :Direct Beneficial
Clearance :The required clearance per rule 3.66 has been obtained

Nature of transaction :Delivery of shares in terms of an option accepted on 1 April 2003
Number of options :60 000
Option strike price :463 cps
Date of transaction :21 May 2004
Period of exercise/vesting :The options were exercised on 8 December 2003 and had vested on 1 April 2004
Total value of Transaction :R277 800
Security class :Ordinary shares
Nature and extent of director"s interest :Indirect Beneficial
Clearance :The required clearance per rule 3.66 has been obtained

Director :Gordon Schachat
Company :ABIL
Office held :Executive Deputy Chairman
Nature of transaction :Delivery of shares in terms of an option accepted on 9 April 2001
Number of options : 600 000

Option strike price :461 cps
Date of transaction :21 May 2004
Period of exercise/vesting :The options were exercised on 9 April 2001 and had vested on 9 April 2004
Total value of Transaction :R2 766 000
Security class :Ordinary shares
Nature and extent of director"s interest :Direct Beneficial
Clearance :The required clearance per rule 3.66 has been obtained
Nature of transaction :Delivery of shares in terms of an option accepted on 22 April 2003
Number of options :60 000
Option strike price :463 cps
Date of transaction :21 May 2004
Period of exercise/vesting :The options were exercised on 8 December 2003 and had vested on 22 April 2004
Total value of Transaction :R277 800
Security class :Ordinary shares
Nature and extent of director"s interest :Indirect Beneficial
Clearance :The required clearance per rule 3.66 has been obtained
Company Secretary :Sarita Martin
Company :ABIL
Office held :Company Secretary
Nature of transaction :Exercise and delivery of options already granted and accepted in ABIL on 27 March 2003 and subsequent sale of shares
Number of options :19226
Option strike price :463 cps
Selling price :1130 cps
Date of sale transaction :21 May 2004
Period of exercise/vesting :The options had vested by 27 March 2004 and were exercised on 20 May 2004
Total value of Sale Transaction:R 217 253,80
Security class :Ordinary shares
Nature and extent of interest:Direct Beneficial
Clearance :The required clearance per rule 3.66 has been obtained

Midrand
24 May 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 24/05/2004 03:54:10 PM Produced by the JSE SENS Department


AFRICAN BANK
AFRICAN BANK INVESTMENTS LIMITED



ABIL assigned Moody ratings

24 May 2004

The directors of African Bank Investments Limited (ABIL) are pleased to announce that Moody's Investors Service has assigned national scale issuer ratings to African Bank Limited at A2.za/Prime-1.za for long- and short-term, respectively.

First time ratings
The directors of African Bank Investments Limited (ABIL) are pleased to announce that Moody's Investors Service has assigned national scale issuer ratings to African Bank Limited at A2.za/Prime-1.za for long- and short-term, respectively. Moody's said that the ratings reflect the bank's good creditworthiness and strong capacity to meet local currency obligations.

'This rating is an upgrade to the Bank\'s long-term rating as assigned by CA Ratings of zaA-,' said Leon Kirkinis, Abil ceo; 'The Bank's short-term ratings by both ratings agencies are equivalent and are set at the highest possible band on the domestic rating scales', Kirkinis added.

Moody's commented that although African Bank operates in a relatively high-risk market sector, providing unsecured lending to moderate-to-low income earners, it has a successful business model supported by good risk management processes and efficient debt collection. The agency said African Bank's rating is further supported by its strong financial profile and performance, with an impressive earning power and ample capitalisation. It also positively recognises the bank's efforts to further strengthen its funding profile and control operating costs. Moody's concluded that any possible reductions in African Bank's profit margins or possible escalations in loan repayment losses could be comfortably met given the bank's current status and strengths.

'With solid interim results reported last week and now the announcement of the Moody ratings, Abil is well on course to meet its objectives,' said Kirkinis.

end
Issued by: Inzalo Communications
Contact: Bridget von Holdt
011 646 9992
082 6100 650

For further information:

Contact: Leon Kirkinis
CEO: ABIL
011 256 9232

Dave Woollam
Group Finance Director: ABIL
011 256 9234

Lydia du Plessis
Investor Relations Executive
011 256 9246

[CLOSE]

2004-05-21 16:51:38
AFRICAN BANK INVESTMENTS LIMITED - MOODY"S ASSIGNS A2.za/Prime-1.za NATIONAL
SCALE ISSUER RATINGS TO AFRICAN BANK LIMITED OF SOUTH AFRICA
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)(ISIN code: ZAE000030060)
("ABIL" or "the company")
MOODY"S ASSIGNS A2.za/Prime-1.za NATIONAL SCALE ISSUER RATINGS TO AFRICAN BANK
LIMITED OF SOUTH AFRICA
The directors of ABIL are pleased to announce that Moody"s Investors Service has assigned national scale issuer ratings to African Bank Limited at A2.za/Prime-1.za for long- and short-term, respectively. Moody"s said that the ratings reflect the bank"s good creditworthiness and strong capacity to meet local currency obligations. This is the first time that Moody"s has assigned a rating to African Bank Limited.
This rating is an upgrade to the Bank"s long-term rating as assigned by CA Ratings of "zaA-". The Bank"s short-term ratings by both ratings agencies are equivalent and are set at the highest possible band on the domestic rating scales.
Sandton
21 May 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 21/05/2004 04:51:40 PM Produced by the JSE SENS Department

2004-05-17 07:00:04

AFRICAN BANK INVESTMENTS LIMITED - INTERIM FINANCIAL RESULTS

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)(ISIN code: ZAE000030060)
("ABIL")

Interim financial results for the 6 months ended 31 March 2004

Features

- Headline earnings per share of 69,2 cents (2003: 67,6 cents)
- Headline earnings of R326,9 million (2003: R331,6 million)Return on equity of 27,4% (2003: 25,9%) and return on assets of 10,5% (2003: 10,3%)
- Interim dividend increased to 35 cents from 25 cents
- Free cash reserves of R723 million
- Increased sales and improved margins lift total revenues
- Credit performance and market conditions remain positive
- Cost reduction initiatives proving successful with further benefits expected in second half
- Profit before tax up 16% from R522 million to R607 million
- R60 million in secondary tax on companies (STC) on special dividend increases total tax charge from 37% to 47%

Commentary

The focus of the group is to underwrite largely unsecured credit risk through the provision of personal loans to the formally employed emerging market and tailored credit solutions to small, medium and micro enterprises (SMMEs). ABIL"s profitability and sustainability is dependent on its ability to underwrite this risk and efficiently manage the collections process. ABIL currently manages a loan book of R6,3 billion which is diversified over 1,4 million clients.

Overview

The last six months has been a period of consistent and steady delivery on the drivers of the business that are key to the group achieving its targeted and sustained return on equity for shareholders. Headline earnings per share were 69,2 cents compared to 67,6 cents for the prior period. Return on equity improved from 25,9% to 27,4%. Both these performance indicators were affected by the expensing of a R60 million secondary tax on companies (STC) charge on the special dividend paid in December 2003. The major drivers of these results were:

* Margins - The total yield on advances improved from 50,7% to 59,5%. This was due to a further change in the mix of the portfolio towards retail debit order loans as well as the low yielding pay down books continuing to decline. Margins were enhanced by significant contributions from Credit Indemnity and Miners Credit Guarantee. Total revenue increased 5% from R1 450 million to R1 517 million.
* Sales - Turnover increased by 34% over the prior period, leading to an 18% increase in the lending books. This was offset by a 38% reduction in the pay down books. While gross advances have been on a steady decline over the last few reporting periods, the current period since September 2003 saw gross interest-bearing advances (the economic base of the business) increase by 5%. ABIL is confident that this is the turning point in the

asset growth cycle.

* Bad debts - The charge for bad debts was R238 million compared to R219 million for the prior period and reflects a stable state after the volatility of the last few years. The credit environment is positive and the rate of new NPLs emerging has accordingly fallen. Provision coverage has been maintained at 74,4%.
* Operating costs - Expenditure fell by 6% from R543 million to R508 million over the period. While the cost-to-income ratio improved from 37,4% to 33,5%, the cost-to-advances ratio increased from 19,0% to 19,9%. The group is committed to bringing this ratio down to the 17% level over the next 12 months and a number of cost efficiency projects are under way. The main benefit of these, coupled with emerging asset growth trends will be visible during the second half of the year.
* Net financing costs - The average cost of funds fell from 14,3% to 13,0% due to a favourable interest rate environment and the successful issuance of the R1 billion ABL2 bond. This was partially offset by low returns on surplus cash invested in the inter-bank market, and lower cash balances due to the payment of the special dividend.

The above drivers combined to produce a 16% increase in profit before tax from R522 million to R607 million.

* Taxation - The total taxation charge increased from 36,7% to 46,8% due mainly to the additional STC charge on the special dividend. The taxation charge for the second half is expected to revert to normal levels. The impact of the additional STC charge was 12,5 cents per share.

Segmental earnings

R000	% change	6 months ended 31 March 2004	6 months ended 31 March 2003
African Bank Retail and Collections	3	307 103	298 678
Specialised Lending	77	115 580	65 392
Discontinued businesses	(15)	(16 196)	(14 132)
Group and consolidation	73	(1 158)	(4 288)
STC	(457)	(78 391)	(14 075)
Total headline earnings	(1)	326 938	331 575

African Bank Retail and Collections produced solid results with headline earnings of R307 million (2003: R299 million) as the profits made in the prior year from the acquired Saambou PLB were more than offset by growth in organic earnings generated on the lending books.

Specialised Lending produced significantly higher results with headline earnings increasing by 77% for the period. This was mainly attributed to Credit Indemnity which is benefiting from strong growth in its sales and increased term on new products and a higher contribution from Miners Credit Guarantee. Miners Credit Guarantee has been divisionalised into African Bank as African Bank Miners Credit.

The discontinued businesses comprise: Gilt Edged Management Services, African

Contractor Finance and Quatro, all of which are being wound down after their respective models failed to reach critical mass or acceptable returns. The impact of these closures should be substantially out of the system by the year-end.

CAPITAL AND DIVIDENDS

The ABIL board has declared an interim dividend of 35 cents per share. The group has previously indicated that it will maintain a dividend cover of between 2,0 and 2,5 times. Given the outlook for the remainder of the year and the excess capital being generated, this dividend is covered 2 times by earnings.

LOOKING AHEAD

ABIL is on track to achieve its objectives of a 30% return on equity and a 10% return on assets for the full year to 30 September 2004. In order to achieve this, the group anticipates certain trends in its key business drivers. Growth in lending books from increased sales are expected to continue to outpace the reduction in the pay down books, overall margins will moderately increase, bad debts remain steady, and operating costs will further benefit from efficiency strategies being implemented.

Over the longer-term, the sustainability of the targeted returns on equity will be achieved through the following key strategic initiatives currently being implemented:

* the smooth implementation of improved scorecards and further operating cost efficiencies, in order to better differentiate pricing to our customers, improve client retention and position the group for increased competition;
* development of new credit products and markets within our core competence and under the leadership of dedicated units;
* enhanced collection processes and innovation in rehabilitation methods for clients in financial distress;
* continued progress in the employment equity objectives at executive and senior management levels and BEE shareholder participation; and
* continued focus on optimal capital levels.

ADVANCES, SALES AND CLIENTS

There are a number of contrasting trends within the ABIL advances portfolio and accordingly, the gross advances continue to be classified into two main portfolios:

* Lending books - These comprise the main lending activities of African Bank Retail (up 13% year on year) and the books of the continuing businesses within the Specialised Lending Division (up 42% year on year). In African Bank Retail the debit order products and the Standard Bank JV continued to grow strongly. The switch of focus to retail debit order products away from payroll-based products continued. Increased sales and new longer-term product offerings have resulted in a 40% increase in Credit Indemnity"s book. Miners Credit Guarantee experienced robust sales growth with the introduction of new products while the extension of the taxi recapitalisation programme implementation date to September 2010 triggered an upsurge in demand for taxi finance in African Bank Commercial Vehicle Finance. Overall the lending books grew by 18% year on year.
* Pay down books - These comprise the Saambou PLB and Persal portfolios on which no new lending is taking place as well as the businesses in Specialised Lending which are being wound down. These portfolios continued

to decline in the first six months of 2004 at expected rates. Quatro, the franchise business lending to spaza shops, was reclassified under the pay down books earlier in the year, after a decision was taken to close down the business as it has failed to reach critical mass.

Gross interest-bearing advances decreased from R5 646 million in March 2003 to R4 899 million in September 2003 as the overall book declined, and have since grown to R5 136 million. The improvement was due to higher sales offsetting both the rate of reduction in the pay down books, and the writing off of non-performing loans on which interest had been suspended.

Gross advances for the period have remained steady compared to the previous six months to 30 September 2003, however the composition of the advances continues to shift towards higher margin business away from lower margin pay down advances resulting in an overall lift in margins.

Gross Advances Portfolio Mix plotting points

	Lending Books	Pay down books
March 03	57	43
September 03	66	34
March 04	72	28

Sales for the six months to 31 March 2004 increased by 34% to R2 197 million, compared to R1 644 million for the equivalent period last year. However, the growth dynamics differed substantially between the different businesses in the group.

In African Bank Retail, the number of loans increased by 32% and the average size of loans by only 2%, as the sales strategy over the last year has been primarily focused on new customer acquisition through new products and channels. Recent changes to the underwriting model are expected to reveal slowly increasing loan sizes as terms are extended and greater product differentiation is introduced, particularly to repeat clients.

In Specialised Lending, growth was achieved primarily from increases in loans size (38%), rather than in number of loans (-4%), as both Credit Indemnity and Miners Credit Guarantee were successful in launching new longer-term products, mainly to the better performing repeat customers.

Sales History plotting points

(R million)

African Bank Retail	Specialised Lending
137	97
172	105
176	107
168	105
182	118
160	99
165	94
166	113
178	100
186	112
210	122
214	125
239	136
244	137

233	141
255	154
216	122
202	113
227	143

PORTFOLIO UNDERWRITING MARGIN

As anticipated, the overall yield on the advances book (being interest, insurance and fees), increased in the past six months to 59,5%, compared to 55,4% in September 2003 and 50,7% in March 2003. The improvement was predominantly achieved through higher sales and changes in the mix of products in the portfolio and not through increased pricing. The change in yield is explained by the following dynamics in the portfolio:

* Within African Bank Retail"s lending books, the higher yielding retail debit order products currently contribute some 90% of monthly sales, which has increased the retail vs. payroll mix from 51% in March 2003 to 68% of the portfolio as at March 2004.
* The Specialised Lending division, which operates at higher yields has grown strongly in the last year (up 42%), and has increased its percentage of the total lending portfolio from 17% in March 2003 to 20% in March 2004.
* The pay down books, which have significantly lower yields continued to fall from 43% of the overall portfolio to 28%.
* Insurance income has increased in line with sales growth in African Bank Retail. Other non-interest income declined by R35,2 million (20%) compared to the six months to 31 March 2003. Included in this decline was R17,3 million fee income relating to Theta Specialised Finance and Munnick, Basson Dagama, which were sold in the second half of 2003, and R13,4 million relating to Standard Bank JV cost recoveries which were previously included in other income and with effect from the second half of 2003 have been set off against operating costs.

The group is investing a significant amount of time on the development of models to provide better price differentiation to its clients. As the first stage of the project, at African Bank Retail, it began introducing more differentiation in the pricing of retail loans based on risk profiles in November 2003. The

retail loan pricing widened the interest rate differential by a further 9% to 27% per annum between the highest and lowest rates charged. Of retail loans granted since then, 34% of the loan volume has been at a reduced rate, 30% of the volume has remained at constant rates, and the remaining 36% of volume increased to a higher interest rate, based on relative risk. The second stage of the project comprises a new suite of scoring models, incorporating behavioural, operational and individual risk information, and a new set of re-priced products which will be available in the third quarter of 2004.
Credit Indemnity has already implemented these strategies over the past 12 months and the benefits of improved price targeting have been felt through a substantial increase in sales without an unacceptable increase in risk.
While margins are expected to level off over the next 12 months as a result of these changes, the group anticipates that it will be compensated for through increased sales and from better priced products to its clients.

CHARGE FOR BAD AND DOUBTFUL ADVANCES

The charge for bad and doubtful advances, while remaining fairly flat in rand terms, increased as a percentage of advances from 7,7% (March 2003) to 8,8% (Sept 2003) to 9,3% in March 2004. This increase was the result of two trends:

* the lending books in Specialised Lending have become a more significant portion of the total book. These books generally have higher bad debt charges as a percentage of advances than the African Bank Retail business, albeit they operate at higher margins;
* the proportion of the African Bank Retail book on which provisions are raised has increased steadily whereas the Saambou PLB book which was acquired with provisions (and on which little new provisions were raised), declined.

The charge for bad and doubtful advances as percentage of margin has remained steady at 19,3%.
Loans previously written off which subsequently become fully performing through successful collections campaigns are reincorporated into the portfolio as required by AC133. The net effect of the reinstatement in this period after any provisions were raised was to increase net advances and reduce the bad debt charge by R34,7 million.

NON-PERFORMING LOANS AND PROVISIONS

NPLs continued to fall steadily and decreased by R206 million from R2 625 million in September 2003 to R2 419 million in March 2004.
The decrease in NPLs and resultant decline in provisions was due to:

* a positive credit environment, which resulted in lower new non-performing loans;
* write-offs against provisions of R434 million in the first six months of 2004; and
* increased cash collections.

The aggregated NPLs of 38,6% tend to obscure the underlying trends in the portfolios. Splitting the NPLs into the ongoing lending books and the pay down and/or discontinued businesses provides a clearer indication of the expected steady state level of NPLs once the pay down books and the effects of the credit bubble have dissipated. The NPLs as a percentage of advances in the lending

books of African Bank Retail were 27,4% (Sept 2003: 28,9%) and Specialised Lending 12,8% (Sept 2003: 14,6%), declining in line with the trends indicated in the vintage charts over recent reporting periods in which credit quality has been improving consistently, and increasing advances.
By contrast, the pay down/discontinued business portfolios have NPLs as a percentage of advances of 74,1% (Sept 2003: 70,6%) as the performing loans in these portfolios decrease, leaving mainly collection portfolios. These portfolios will continue to decline through a combination of collections and write-offs over the course of the next year. The Standard Bank JV has no NPLs as the credit policy is to write off NPLs immediately and to record the collections thereafter on a cash recovery basis. The policy is presently being reviewed. The difference in the relative level of NPLs in the African Bank Retail and Specialised Lending books is mainly a function of the average term of loans.
Provisions reduced by R161 million from R1 961 million or 31,1% to R1 800 million or 28,7% of gross advances, in line with the reduction in NPLs.
Provision coverage of NPLs remained steady at 74,4% compared to 74,7% at September 2003. Provision coverage increased in the discontinued businesses as the portfolios fell to residual collections books and coverage in Specialised Lending is higher due to strong growth in performing loans and the resultant increase in the minimum portfolio provisions required on these books.
Other insurance coverage continued to reduce as the Saambou PLB loans matured and the credit life cover on these loans lapsed.
VINTAGES plotting points
(More than two instalments missed)
Non-performing capital as % of original principal debt
Months on book

	j03	f03	m03	a03	m03	j03	j03	a03	s03	o03	n03	d03
m3	0.01	0.00	0.04	0.08	0.11	0.03	0.04	0.02	0.06	0.05	0.00	0.16
m4	0.98	0.73	1.09	1.03	0.84	0.81	1.07	0.93	0.82	1.06	1.55	
m5	2.26	1.9	2.48	1.9	1.87	2.31	2.44	2.35	2.26	2.74		
m6	3.85	3.35	3.47	3.21	3.33	3.59	4.38	4.06	3.88			
m7	5.25	4.33	4.81	4.71	4.67	5.38	5.86	5.73				
m8	5.87	5.39	5.97	5.65	6.18	6.75	7.17					
m9	6.83	6.52	6.75	6.71	7.42	7.83						
m10	7.7	7.21	7.69	7.65	8.4							
m11	8.23	8.23	8.61	8.46								
m12	9.09	8.99	9.47									
m13	9.47	9.61										
m14	9.83											

ABIL has focused for this reporting period on the vintage for sales written over the last 15 months, which have missed more than two instalments (two+ month vintage), in order to depict the recent credit trends in finer detail. The two+month vintage is an earlier and thus more conservative indicator of risk, due to the fact that only 60% to 70% of these loans tend to progress into NPL status. As reflected in the chart, the initiatives introduced by African Bank Retail to prudently open up risk are beginning to have an effect, given that the higher sales and thus income more than compensates for the increase in risk levels.
COLLECTIONS

Collection efforts during the six months continued to benefit through steadily improving cash collection rates in all environments as collection processes mature. Based on an analysis of the NPLs in African Bank Retail as at 30 September 2003 of R2 625,3 million, cumulative cash received on these loans in the six months to 31 March 2004 amounted to R162,3 million or an annualised 14% of the balance outstanding, slightly higher than the 13% for the 2003 financial year. This rate of cash collections (adjusted to present values), implies an average 30 months to collect the residual value of these NPLs.

The average collection rate on the Saambou PLB to 31 March 2004 was 66,5%, with the latest monthly collection rate at 58,3%, still running ahead of original projections of 55%. Group-wide recoveries of bad debts written off previously, for the first six months, were steady at R36 million.

The division aims to establish a client rehabilitation centre to assist distressed clients with over-indebtedness in the second half of the year and to improve collections through the coordination and alignment of collection activities on individual clients with multiple loans in the group.

CAPITAL ADEQUACY

ABIL operates in an environment which requires higher levels than the minimum level of capital of 10% to risk weighted assets, as set by the Banks Act.

Capital is required to ensure that there is a sufficient risk cushion to protect the balance sheet from shocks as

well as to provide a sufficient level of credit enhancement for the raising of debt at competitive rates.

The capital adequacy for ABIL as at 31 March 2004 was 36,8% (September 2003: 44,5%).

ABIL has developed a methodology that is applied to its different asset classes to obtain an optimal level of capital to be maintained. The model indicates that the present optimal capital ratio is 29,9%, relative to the actual capital adequacy of 36,8%, generating excess capital of R450 million. The group is committed to bringing the capital ratio down towards the optimal level over the medium term. The special dividend of 100 cents a share paid in December 2003 and the steady reduction in the dividend cover on ordinary dividends, were the first steps in the process.

ABIL continues to build up capital at a rate greater than can prudently be utilised for organic growth. The opportunity to utilise excess capital for acquisitions also remains limited at present. The capital adequacy and the potential for a further reduction in capital will again be reviewed at year-end.

The transition from the current levels to the target range will be managed to ensure smooth progress towards the target, with careful consideration of the impact on funding and credit rating stability.

CREDIT RATING

CA-Ratings affirmed its domestic long-term rating for African Bank of zaA- (indicating a "strong" ability to meet long-term obligations) and its short-term rating to zaA1 (indicating a "very strong" ability to meet short-term obligations) in May 2004.

CASH RESERVES

In addition to the R498 million in statutory and prudential cash reserves (liquid and insurance prudential investments), the group has built up available cash reserves of R723 million as at 31 March 2004, after paying the special

dividend, again underlining the strong cash generative capability of the group.

CREDIT LAW REVIEW

As we have previously reported, the regulatory framework governing credit providers in South Africa is undergoing a fundamental review and this is encompassed under the credit law review process. ABIL is actively engaging in this process and is positive that once complete, a more robust and certain regulatory framework will emerge which balances sustainable returns with real consumer protection.

ABIL is strongly supportive of the drive by the Department of Trade and Industry to revamp consumer credit legislation and establish a new rationalised and uniform dispensation for a unified credit market. The Department is currently reviewing the relevant acts, its shortcomings and international experience of different credit policies, amongst others. The review is primarily focused on the Usury Act, Credit Agreements Act, and the 1999 Exemption Notice under the Usury Act.

Good progress has been made with the review process. The Department is committed to follow an open and transparent process and has thus far published several research documents on its website for comment by market participants. The publications indicate a balanced view towards the credit industry. It is anticipated that this process will take up to twelve months to complete.

ACCOUNTING POLICIES

The accounting policies adopted for purposes of this report comply with South African Statements of Generally Accepted Accounting Practice as well as with applicable legislation. They are consistent with the prior period.

DECLARATION OF DIVIDEND

On 14 May 2004, the board of directors proposed and approved an interim dividend No 7 of 35 cents per ordinary share.

Salient dates for dividend payments:

Last day to trade cum-dividend	Friday, 4 June 2004
Shares commence trading ex-dividend	Monday, 7 June 2004
Record date	Friday, 11 June 2004
Dividend payment date	Monday, 14 June 2004

Share certificates may not be dematerialised or rematerialised between Monday, 7 June 2004 and Friday, 11 June 2004.

On behalf of the board

Ashley Mabogoane, Chairman

Gordon Schachat, Executive Deputy Chairman

Leon Kirkinis, Chief Executive Officer

17 May 2004

Board of directors

AS Mabogoane (Chairman), G Schachat (Deputy Chairman)*, L Kirkinis (CEO)*, JA de
Ridder*, A Fourie*, DB Gibbon, BD Goba, AG Herselman*, JJ Kekane, SA Levitt, MLD
Marole*, R Naidoo, BJT Shongwe, TM Sokutu*, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambique), A Tugendhaft, DF Woollam* *Executive

Group Secretary: S Martin

Group income statement

Unaudited	Unaudited	Audited

R000	6 months to 31 March 2004	% change	6 months to 31 March 2003	12 months to 30 September 2003
Revenue				
Interest income on advances	1 230 651	7	1 151 969	2 295 519
Net assurance income	141 316	20	117 904	246 804
Non-interest income	144 814	(20)	180 037	323 407
Total revenue	1 516 781	5	1 449 910	2 865 730
Charge for bad and doubtful advances	(237 547)	8	(219 032)	(444 935)
Risk adjusted revenue	1 279 234	4	1 230 878	2 420 795
Other interest income	46 498	(25)	61 923	143 131
Interest expense	(211 838)	(8)	(229 232)	(463 685)
Operating costs	(507 761)	(6)	(542 513)	(1 036 241)
Net income from operations	606 133	16	521 056	1 064 000
Share of associate companies" income	542	14	476	1 529
Net income before taxation	606 675	16	521 532	1 065 529
Indirect taxation: VAT and STC	(107 887)	190	(37 139)	(84 947)
Taxation	(175 854)	14	(154 514)	(314 071)
Net income after taxation	322 934	(2)	329 879	666 511
Minority interest	959	(121)	(4 572)	(6 609)
Net income attributable to ordinary shareholders	323 893	0	325 307	659 902
Headline earnings and earnings per share				
Net income attributable to ordinary shareholders	323 893	0	325 307	659 902
Adjustments:				

2004-05-17 07:00:04

Net goodwill amortised	3 607		6 557	17 691
Other capital items	(562)		(289)	2 466
Headline earnings	326 938	(1)	331 575	680 059
Weighted number of shares in issue (000)	472 240*		490 342	484 398*
Fully diluted number of shares in issue (000)	491 946		493 296	486 816
Headline earnings per share (cents)	69,2	2	67,6	140,4
Basic earnings per share (cents)	68,6	3	66,3	136,2
Fully diluted headline earnings per share (cents)	66,5	(1)	67,2	139,7
Declared dividends per share (cents)				
Interim	35	40	25	25
Final				31
Total ordinary dividends	35		25	56
Special dividend	-		-	100
Total dividends	35		25	156

20 million shares were repurchased in May 2003 and subsequently cancelled.

Group balance sheet

R000	Unaudited 31 March 2004	% change	Unaudited 31 March 2003	Audited 30 September 2003
Assets				
Fixed assets	162 126	(17)	194 171	193 719
Investments in associates	9 635	14	8 466	9 324
Policyholders" investments	53 879	14	47 068	53 682
Goodwill	17 187	103	8 448	20 463
Deferred tax asset	64 650	6	60 808	58 812
Net advances	4 506 689	(1)	4 560 254	4 399 746
Gross advances	6 271 706	(6)	6 662 472	6 314 097
Provisions	(1 765 017)	(16)	(2 102 218)	(1 914 351)
Other assets	110 948	(44)	196 502	109 735
Taxation	6 853	45	4 728	4 625
Statutory assets - bank and insurance (Note 1)	498 167	1	494 983	479 474
Short-term deposits and cash	722 851	(11)	808 116	1 148 562
Total assets	6 152 985	(4)	6 383 544	6 478 142
Liabilities and equity				
Life fund reserve	84 408	7	79 112	80 326

Structured loans and debentures	2 489 994	9	2 284 842	2 251 180
Liabilities to depositors	694 274	(2)	711 510	884 485
Other liabilities	143 325	(40)	237 432	173 094
Deferred tax liability	10 576	>100	840	10 576
Taxation	149 085	5	142 222	95 335
Bank overdraft	2 379	(35)	3 641	150
Total liabilities	3 574 041	3	3 459 599	3 495 146
Ordinary shareholders" funds	2 383 951	(11)	2 680 418	2 788 751
Outside shareholders" funds	3 582	(94)	55 366	4 541
Secondary capital	191 411	2	188 161	189 704
Total equity	2 578 944	(12)	2 923 945	2 982 996
Total liabilities and equity	6 152 985	(4)	6 383 544	6 478 142

Note 1: Insurance prudential cash reserves of R240 million have been reclassified into statutory assets from short term deposits and cash in March 2003 to facilitate comparison with September 2003 and March 2004 numbers.

Cash flow statement

R000	Unaudited 6 months to 31 March 2004	Unaudited 6 months to 31 March 2003	Audited 12 months to 30 September 2003
Cash generated from operations	935 228	806 213	1 666 944
(Increase)/decrease in gross advances	(391 122)	82 455	(22 467)
Increase in working capital	(30 982)	(502 533)	(473 769)
Normal and indirect taxation paid	(238 057)	(262 404)	(504 427)
Shareholder payments and transactions	(728 693)	(84 381)	(303 402)
Cash (outflow)/inflow from investing activities	(52 232)	151 465	(11 661)
Cash inflow from financing activities	50 310	38 193	179 049
(Decrease)/increase in cash and cash equivalents	(455 548)	229 008	530 267
Cash and cash equivalents at the beginning of the year	1 345 881	815 614	815 614
Cash and cash equivalents at the end of the period	890 333	1 044 622	1 345 881

Cash and cash equivalents

Short-term deposits and cash	722 851	808 116	1 148 562
Bank overdraft	(2 379)	(3 641)	(150)
Statutory cash reserves - Insurance	169 861	240 147	197 469
Total	890 333	1 044 622	1 345 881

Statement of changes in equity

R000	Share capital	Distributable reserves	Treasury shares	Total
Balance at 30 September 2002	12 429	2 489 604	(68 511)	2 433 522
Dividends paid		(88 177)		(88 177)
ABIL share trust transactions (cost)*			14 188	14 188
Loss incurred on ABIL share trust			(4 422)	(4 422)
Net income for the six months		325 307		325 307
Balance at 31 March 2003	12 429	2 726 734	(58 745)	2 680 418
Dividends paid		(117 889)		(117 889)
ABIL share trust transactions (cost)*			23 661	23 661
Loss incurred on ABIL share trust			(7 370)	(7 370)
Treasury shares acquired by subsidiary			(124 664)	(124 664)
Net income for the six months		334 595		334 595
Balance at 30 September 2003	12 429	2 943 440	(167 118)	2 788 751
Dividends paid		(623 589)		(623 589)
Cancellation of treasury shares	(500)	(124 164)	124 664	0
CGT on cancellation of treasury shares		(13 860)		(13 860)
ABIL share trust transactions (cost)*			(55 357)	(55 357)
Loss incurred on ABIL share trust			(35 887)	(35 887)
Net income for the six months		323 893		323 893
Balance at 31 March 2004	11 929	2 505 720	(133 698)	2 383 951

Shares purchased into the ABIL employee share trust less shares issued to employees.

Advances analysis

R000	% yoy growth	March 2004	% growth
Lending books	18	4 493 827	9
African Bank Retail	13	3 594 552	6
Payroll - corporates and other	(26)	1 152 490	(21)
Retail debit order	49	2 212 968	26
Standard Bank joint venture	76	229 094	39
Specialised Lending	42	899 275	19
Credit Indemnity	40	375 856	19
Miners Credit Guarantee	27	356 457	11
Commercial Vehicle Finance	66	140 577	23
ABCommerce	n/a	26 385	n/a
Pay down books	(38)	1 777 879	(18)
African Bank Retail	(39)	1 558 810	(19)
Persal	(39)	355 206	(22)
Saambou PLB	(39)	1 203 604	(18)
Specialised Lending	(25)	219 069	(11)
Gilt Edged Management Services	(33)	116 315	(14)
African Contractor Finance	(14)	101 182	(8)
Quatro	10	1 572	2
Gross advances	(6)	6 271 706	(1)
Less: Non-interest-bearing advances	12	(1 135 361)	(20)
Gross interest-bearing advances	(9)	5 136 345	5

Advances analysis

R000	September 2003	% growth	March 2003
Lending books	4 136 191	8	3 813 175
African Bank Retail	3 381 307	6	3 180 622
Payroll - corporates and other	1 454 763	(7)	1 567 449
Retail debit order	1 761 261	19	1 483 336
Standard Bank joint venture	165 283	27	129 837
Specialised Lending	754 884	19	632 553
Credit Indemnity	315 641	18	267 553
Miners Credit Guarantee	319 836	14	280 207
Commercial Vehicle Finance	114 399	35	84 793
ABCommerce	5 008	n/a	0
Pay down books	2 177 906	(24)	2 849 297
African Bank Retail	1 930 597	(24)	2 556 304
Persal	457 543	(21)	580 078

Saambou PLB	1 473 054	(25)	1 976 226
Specialised Lending	247 309	(16)	292 993
Gilt Edged Management Services	135 220	(22)	173 664
African Contractor Finance	110 546	(6)	117 906
Quatro	1 543	8	1 423
Gross advances	6 314 097	(5)	6 662 472
Less: Non-interest-bearing advances	(1 415 300)	39	(1 016 000)
Gross interest-bearing advances	4 898 797	(13)	5 646 472

Advances and provisions analysis

	Gross advances	NPLs	
			% of gross
	R million	R million	advances
Lending books	4 494	1 101	24,5
African Bank Retail	3 595	986	27,4
Payroll - corporates and other	1 152	405	35,1
Retail debit order	2 213	581	26,3
Standard Bank joint venture	229	0	0,0
Specialised Lending	899	115	12,8
Credit Indemnity	376	68	18,1
Miners Credit Guarantee	356	46	13,0
Commercial Vehicle Finance	141	1	0,6
ABCommerce	26	0	0,0
Pay down books	1 778	1 318	74,1
African Bank Retail	1 559	1 135	72,8
Persal	355	252	70,8
Saambou PLB	1 204	883	73,4
Discontinued businesses (GEMS, ACFC, Quatro)	219	183	83,6
Total	6 272	2 419	38,6

Advances and provisions analysis

	Total provisions		Provision coverage
		% of gross	
	R million	advances	%
Lending books	856	19,1	77,7
African Bank Retail	738	20,5	74,8
Payroll - corporates and other	299	26,0	73,9
Retail debit order	422	19,0	72,6

Standard Bank joint venture	17	7,4	n/a
Specialised Lending	118	13,1	102,6
Credit Indemnity	66	17,5	96,7
Miners Credit Guarantee	43	12,0	92,6
Commercial Vehicle Finance	9	6,5	>100
ABCommerce	0	1,0	n/a
Pay down books	944	53,1	71,6
African Bank Retail	789	50,6	69,5
Persal	173	48,7	68,8
Saambou PLB	616	51,2	69,8
Discontinued businesses (GEMS, ACFC, Quatro)	154	70,4	84,2
Total	1 800	28,7	74,4

Asset quality analysis

	31 March	%	30 September	%	31 March

2004-05-17 07:00:04

R million	2004	change	2003	change	2003
Advances					
Performing	3 852	4	3 689	(5)	3 882
Non-performing	2 419	(8)	2 625	(6)	2 780
Total	6 272	(1)	6 314	(5)	6 662
Provisions and reserves					
Portfolio provisions	34	12	30	(32)	45
Specific provisions	1 630	(9)	1 793	(8)	1 957
Stangen credit life reserves	102		91		101
Total provisions	1 765		1 914		2 102
Other insurance coverage	35		47		88
Total provisions and reserves	1 800	(8)	1 961	(10)	2 190
Ratios					
NPLs as a % of total advances	38,6%		41,6%		41,7%
Total provisions as % of NPLs (NPL cover)	74,4%		74,7%		78,8%
Total provisions and reserves as % of total advances	28,7%		31,1%		32,9%
I/S charge for bad debt as % of average gross advances	9,3%		8,8%		7,7%
Bad debt write-offs as % of average gross advances	13,7%		14,2%		12,2%
Bad debt recoveries as a % of write-offs	8,2%		10,8%		6,1%

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL) (ISIN: ZAE000030060)

Registered office
59 16th Road, Midrand, 1685
Private Bag X170, Midrand, 1685
Telephone +27 11 256 9000
Fax+27 11 256 9304

Share transfer secretaries
Ultra Registrars (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
Telephone +27 11 834 2266
africanbank@ultrareg.co.za

This announcement, together with a financial presentation, is available on the African Bank Investments Limited website at: http://www.africanbank.co.za

Return on equity plotting points
%
Target		Return on equity

y01	31.6
y02	23.2
h1-03	25.9
h2-03	25.8
h2-03	27.4

Return on assets plotting points

%

Target	Return on assets
y01	13.9
y02	8.9
h1-03	10.3
h2-03	10.8
h2-03	10.5

Dividends per share plotting points

	Dividends per share	Special dividends per share
p1-01	10	
p2-01	15	
p1-02	12	
p2-02	18	
p1-03	25	
p2-03	31	100
p1-04	35	

Date: 17/05/2004 07:00:32 AM Produced by the JSE SENS Department


AFRICAN
BANK

AFRICAN BANK INVESTMENTS LIMITED


RECEIVED
2004 AUG 31 A 8:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

African Bank shows solid growth

17 May 2004

African Bank Investments Limited (Abil) delivered headline earnings per share at 69.2 cents for the six months ending 31 March 2004 compared to 67.6 cents for the previous period and Return on Equity up from 25.9% to 27.4%.

African Bank Investments Limited (Abil) delivered headline earnings per share at 69.2 cents for the six months ending 31 March 2004 compared to 67.6 cents for the previous period and Return on Equity up from 25.9% to 27.4%. This, despite both these performance indicators being affected by the expensing of a R60 million secondary tax on companies (STC) charge on the special dividend paid in December 2003. Profit before tax was R607 million, 16% higher than the R522 million for the equivalent period last year.

The total yield on margins improved from 50.7% to 59.5% and is attributed to higher sales and changes in the portfolio mix , rather than increased pricing. Margins were further enhanced by increased contributions from Credit Indemnity and Miners Credit Guarantee. Total revenue increased 5% from R1 450 million to R1 517 million.

ABIL distinguishes between lending books, which comprise the main lending activities of African Bank Retail and the books within the Specialised Lending Division which are continuing businesses and pay down books, which comprise the acquired Saambou PLB and Persal portfolios on which no new lending is taking place as well as the businesses in Specialised Lending which are being wound down.

Sales increased by 34% over the previous period, which led to an 18% increase in the lending books. This was offset by a 38% reduction in the pay down books. While gross advances have been on a steady decline over the last few reporting periods, the current period since September 2003 saw gross interest-bearing advances (the economic base of the business) increase by 5%. ABIL is confident that this is the turning point in the asset growth cycle.

The charge for bad debts was R238 million compared to R219 million for the previous period and reflects a stable state after the volatility of the last few years. The credit environment is positive and the rate of new non-performing loans (NPLs) continued to fall steadily. Total NPLs decreased by R206 million from R 2 625 million in September 2003 to R2 419 million in March. Provision coverage of NPLs remained steady at 74.4%.

Operating costs fell by 6% from R543 million to R508 million over the period, and the cost to income ratio improved from 37.4% to 33.5%. While these ratios have improved, ABIL regards the cost-to-advances ratio as a more meaningful measure of operating efficiency and this ratio has increased from 19.0% to 19.9% as a result of lower average advances over the period. "The group is committed to reducing this ratio down to 17% over time through a combination of increased sales and additional cost efficiencies. Further cost reductions are expected, as the cost cutting strategies initiated over the course of this period will mainly yield their benefits in the second half of the year," says Leon Kirkinis, Abil CEO.

The average cost of funds fell from 14.3% to 13.0% owing to favourable interest rates and the successful issue of the R1 billion ABL2 bond. This was partially offset by low returns on surplus cash invested in the inter-bank market and lower cash balances after the payment of the special dividend in December 2003.

Tax increased from 36.7% to 46.8%,primarily due to the R78 million in STC payments made, which included the R60 million STC on the special dividend paid in December 2003. The tax rate should normalise in the second half of the year.

African Bank Retail and Collections showed headline earnings of R307 million (2003: R299 million) as the profits made in the prior year from the acquired Saambou PLB were more than offset by growth in organic earnings generated on the lending books.

Headline earnings for Specialised Lending increased by 76.7% for the period. This was mainly attributed to Credit Indemnity which is benefiting from strong growth in its sales and increased term on new products and an increased contribution from Miners Credit Guarantee.

CA-Ratings also affirmed its domestic long-term rating for African Bank of zaA- (indicating a "strong" ability to meet long-term obligations) and its short-term rating to zaA1 (indicating a "very strong" ability to meet short-term obligations) last week. ABIL has R723 million in free cash reserves and capital adequacy at 31 March 2004 of 36.8% (September 2003: 44.5%).

"The group is on track to achieve its objectives of a 30% return on equity and a 10% return on assets for the full year to 30 September 2004," says Leon Kirkinis.

Source: Inzalo Communications


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



African Bank's ratings affirmed

14 May 2004

CA-Ratings announces today that it has affirmed the counterparty credit ratings of African Bank at:
Long-term zaA-
Outlook Stable
Short-term zaA1.

CA-Ratings announces today that it has affirmed the counterparty credit ratings of African Bank at:
Long-term zaA-
Outlook Stable
Short-term zaA1.
African Bank is uniquely positioned in the unsecured personal loan market with a specific focus on formally employed emerging customers and customised solutions to small and medium-sized enterprises.

The ratings of African Bank are supported by the business model adapted by the bank to mitigate the risk of doing business in the higher risk unsecured segment of the lending market. Its underwriting policies and criteria as well as the management of
the collection process is designed to control the credit risk of the bank. Tight control of operating expenses and interest margins commensurate with the risk profile of its lending remain key factors in the profitability of the bank. The solvency risk is managed through its high capital adequacy relative to that of other banks and the liquidity is assured through relatively high levels of immediately available cash and other short-term liquid assets. Long-term funding sources such as loans and bonds that match or exceed the maturity profile of its loans, reduce the asset and liability maturity mismatch that is normally present in a banking operation.

The general improvement in the credit market supported by lower inflation and interest rates as well as increased responsibility on the part of the borrowers in their personal financial management, is slowly increasing the quality of African Bank's lending portfolio.

The government is in the process of modernising credit control regulations in the country with the aim of providing greater consumer protection. African Bank has adopted a proactive and co-operative approach so that the envisaged new regulations recognise the complexity and risk of operating in this segment of the market. Initial indications are that government is committed to an objective and wide consultation process and that changes would be implemented in a way so as not to cause instability in the banking sector.

Source: Leon Claassen

[CLOSE]

2004-05-14 09:24:27

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Share code: ABL)(ISIN code: ZAE000030060
("ABIL")
Affirmed credit rating
The directors of ABIL are pleased to announce that CA-Ratings has affirmed its domestic long-term credit rating for African Bank of zaA-(indicating a "strong" ability to meet long-term obligations) and its short-term rating to zaA1(indicating a "very strong" ability to meet short-term obligations).
Sandton
14 May 2004
Sponsor
Deutsche Securities (SA) (Pty) Limited
Date: 14/05/2004 09:24:29 AM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED

Donation towards democratic election process

06 April 2004

The ABIL board has approved a donation of R2 million to political parties, the purpose of which is to support and promote the advancement of democracy in South Africa.

The ABIL board has approved a donation of R2 million to political parties, the purpose of which is to support and promote the advancement of democracy in South Africa.

The donation will be distributed in accordance current national and provincial representation.

[CLOSE]

2004-04-06 14:53:29

AFRICAN BANK INVESTMENTS LIMITED - DONATION TOWARDS DEMOCRATIC ELECTION PROCES

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)(ISIN code: ZAE000030060)
("ABIL")

DONATION TOWARDS DEMOCRATIC ELECTION PROCESS

The ABIL board has approved a donation of R2 million to political parties, the purpose of which is to support and promote the advancement of democracy in South Africa. The donation will be distributed in accordance current national and provincial representation.

Sandton
6 April 2004

Sponsor
Deutsche Securities

Date: 06/04/2004 02:53:30 PM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



ABIL appoints Dawn Marole as director

30 March 2004

ABIL has appointed Marion Lesego Dawn Marole (Dawn) as an executive director of ABIL and African Bank Limited with effect from 17 March 2003.

ABIL has appointed Marion Lesego Dawn Marole (Dawn) as an executive director of ABIL and African Bank Limited with effect from 17 March 2003.

Marole was appointed on 01 December 2003 as Managing Executive: Africa to focus on conceptualising, developing and implementing a strategy to take the bank into Africa. She will continue with these responsibilities in her role as director.

"Dawn has already become an integral part of our executive management team and we are pleased to have her join our Board," said Leon Kirkinis, CEO of Abil.

For further information, please contact:
Leon Kirkinis
CEO: ABIL
Tel: (011) 256 9239
Dawn Marole
Tel: (011) 256 9614

Sandton
18 March 2003

Sponsor:
Deutsche Securities (SA)(Proprietary) Limited

[CLOSE]

2004-03-18 14:04:52
African Bank Investments Limited - Appoints Dawn Marole As Director
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Share code: ABL
ISIN: ZAE000030060
("ABIL")
ABIL APPOINTS DAWN MAROLE AS DIRECTOR
ABIL has appointed Marion Lesego Dawn Marole (Dawn) as an executive director of ABIL and African Bank Limited with effect from 17 March 2003.
Marole was appointed on 01 December 2003 as Managing Executive: Africa to focus on conceptualising, developing and implementing a strategy to take the bank into Africa. She will continue with these responsibilities in her role as director.
"Dawn has already become an integral part of our executive management team and we are pleased to have her join our Board," said Leon Kirkinis, CEO of ABIL.
For further information, please contact:
Leon Kirkinis
CEO: ABIL
Tel:(011) 256 9239
Dawn Marole
Tel:(011) 256 9614
Sandton
18 March 2003
Sponsor
Deutsche Securities
Date: 18/03/2004 02:05:03 PM Produced by the JSE SENS Department

2004-03-15 15:48:53

ABIL - DIRECTORS" DEALINGS - PURCHASE AND SALE OF SHARES

AFRICAN BANK INVESTMENTS LIMITED

(Incorporated in the Republic of South Africa)

(Registered bank controlling company)

(Registration number 1946/021193/06)

(Share code: ABL)

(ISIN : ZAE000030060)

("ABIL")

DIRECTORS" DEALINGS - PURCHASE AND SALE OF SHARES

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following purchase of shares pursuant to the vesting and exercising of options already granted and accepted in ABIL shares

Director :Leon Kirkinis

Company :ABIL

Office held :Chief Executive Officer

Nature of transaction :Purchase of shares in terms of options granted on 28 March 2001

Number of shares :1 200 000

Option strike prices :461cps

Date of transaction :11 March 2004

Periods of vesting :The options had vested by 28 March 2002 and 28 March 2003

Total value of Transaction :R5 532 000

Security class :Ordinary shares

Nature and extent of director"s interest :Direct Beneficial

Clearance :The required clearance per rule 3.66 of the Listings Requirements has been obtained

Director :Gordon Schachat

Company :ABIL

Office held :Executive Deputy Chairman

Nature of transaction :Purchase of shares in terms of options granted on 28 March 2001

Number of shares :1 200 000

Option strike prices :461cps

Date of transaction :11 March 2004

Periods of vesting :The options had vested by 28 March 2002 and 28 March 2003

Total value of Transaction :R5 532 000

Security class :Ordinary shares

Nature and extent of director"s interest :Direct Beneficial

Clearance :The required clearance per rule 3.66 of the Listings Requirements has been obtained

Director :David Woollam

Company :ABIL

Office held :Executive Director

Nature of transaction :Purchase of shares in terms of options granted on 1 November 2002
Number of options :500 000
Option strike prices :450cps
Date of transaction :11 March 2004
Periods of vesting :The options had vested by 28 March 2002 and 1 November 2003
Total value of Transaction :R2 250 000
Security class :Ordinary shares
Nature and extent of
director"s interest :Direct Beneficial
Clearance :The required clearance per rule 3.66 of the Listings Requirements has been obtained
Director :Johan de Ridder
Company :ABIL
Office held :Executive Director
Nature of transaction :Purchase of shares in terms of options granted on 28 March 2001
Number of options :400 000
Option strike prices :461cps
Date of transaction :11 March 2004
Periods of vesting :The options had vested by 28 March 2002 and 28 March 2003
Total value of Transaction :R1 844 000
Security class :Ordinary shares
Nature and extent of
director"s interest :Direct Beneficial
Clearance :The required clearance per rule 3.66 of the Listings Requirements has been obtained

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following sale of ABIL shares

Director :Gordon Schachat
Company :ABIL
Office held :Executive Deputy Chairman
Nature of transaction :Sale of shares
Number of shares :1 074 734
Selling price :1060cps
Date of transaction :11 March 2004
Total value of Transaction :R11 392 180.40
Security class :Ordinary shares
Nature and extent of
director"s interest :Indirect Beneficial
Clearance :The required clearance per rule 3.66 has been obtained
Director :David Woollam
Company :ABIL
Office held :Executive director
Nature of transaction :Sale of shares

Number of shares :75000
Selling price :1060cps
Date of transaction :11 March 2004
Total value of Transaction :R795 000
Security class :Ordinary shares
Nature and extent of
director"s interest :Direct Beneficial
Clearance :The required clearance per rule 3.66 has been obtained

Director :Johan de Ridder
Company :ABIL
Office held :Executive director
Nature of transaction :Sale of shares
Number of shares :400 000
Selling price :1060cps
Date of transaction :11 March 2004
Total value of Transaction :R4 240 000
Security class :Ordinary shares
Nature and extent of
director"s interest :Direct Beneficial
Clearance :The required clearance per rule 3.66 has been obtained

NET EFFECT OF TRANSACTIONS

Director	Shareholding prior to transactions	Current shareholding
Gordon Schachat	10 074 734	10 200 000
Leon Kirkinis	9 433 956	10 633 956
David Woollam	240 000	665 000
Johan de Ridder	0	0

Midrand
15 March 2004
Sponsor
Deutsche Securities
Date: 15/03/2004 03:48:58 PM Produced by the JSE SENS Department

2004-02-03 07:00:02

African Bank - Trading Update for the First Quarter ending 31 December 2003

African Bank Investments Ltd

(Incorporated in the Republic of South Africa)

(Registration number 1946/021193/06)

(ISIN: ZAE000030060)

(Share code: ABL)

Operational update for the first quarter ending 31 December 2003

1. Introduction

In order to communicate operating performance more regularly than the six-monthly statutory reporting periods, African Bank Investments Ltd ("ABIL") publishes regular operational updates. These updates focus primarily on the size and composition of the advances book as well as the levels of non-performing loans ("NPLs") and provisions, which together constitute the primary drivers of profitability in the group. It is important to note that while the update gives an indication of these factors as well as any other pertinent issues, these do not necessarily reflect overall profitability levels of the group.

ABIL distinguishes between "lending books", being advances books in which lending is continuing and "pay-down books", being books that are being unwound and in which no new lending is taking place. This is done in order to facilitate enhanced disclosure regarding asset quality and growth, given the significant changes that have taken place in the ABIL advances portfolios over the last few years.

2. Market conditions

Market conditions have remained positive over the past quarter, translating into both higher sales growth on the back of strong demand and a continuing improvement in credit quality.

Sales increased 14.5% to R1 202.4 million for the quarter (Sept 2003 quarter: R1 050.1 million). The growth in sales was in line with the improving trend observed in the latter part of 2003 and was further enhanced by the seasonal increase in sales usually associated with the December quarter.

Total advances grew by 1.3% to R6 397.8 million, as the growth in new sales exceeded the reduction in the pay-down books. The lending books increased by R245.7 million, while the pay down books reduced by R161.9 million.

The changing composition of the portfolio continued to lift the overall yield.

The higher turnover has not affected default rates and NPLs continued to improve over the past quarter, down 4.1% to R2 516.5 million in December 2003 (Sept 2003: R2 625.3 million).

Provision coverage to NPLs remained conservative at 74.9% (Sept 2003: 74.7%), while bad debt write-offs were maintained at similar levels to 2003.

Non-statutory cash reserves dropped to R478.0 million after the payment of the final and special dividends in December. It is anticipated that these reserves will build up over the next quarter, but at a slower rate than last year, given the rise in sales.

ABIL remains well positioned to deliver its targeted returns on assets and equity, thereby generating real shareholder value.

3. Sales

The lift in sales across all the business units continued to accelerate. Several

factors contributed to the improvement for African Bank Retail, including strong demand, an improvement in the financial position of clients, a general decline in the over indebtedness of this sector of the market and credit criteria that were relaxed on the back of the improved credit environment. At Credit Indemnity, the increase in sales was mainly attributable to longer terms and bigger loans sizes in the 6-month and 12-month products that were rolled out last year. MCG experienced good demand for its new products to existing clients.

SALES ANALYSIS

R million	% change	3 months ended 31 December 2003	3 months ended 30 September 2003
African Bank RETAIL	10,6	732,9	662,9
Payroll	(25,8)	81,2	109,4
Retail/debit order	16,4	571,1	490,6
Standard Bank joint venture	28,0	80,5	62,9
SPecialised lending	21,3	469,5	387,1
Credit Indemnity	16,2	255,2	291,6
Miners Credit Guarantee	33,3	168,6	126,5
ABCommerce	11,0	19,2	17,3
Commercial Vehicle Finance	11,4	26,5	23,8
Total	14,5	1 202,4	1 050,1

The improvement in sales over the past 12 months was achieved through a combination of a 11.9% increase in the number of loans sold and a 29.6% increase in the average size of loans. The African Bank Retail sales graph depicts the sales trend since October 2002. It is anticipated that sales will fall over the next quarter in line with seasonal trends.

African Bank Retail Sales

Oct 147,956,1
17

Nov 147,375,6
85

Dec 174,966,4
48

Jan 157,004,1
75

Feb 143,102,0
04

Mar 133,779,8
03

Apr 159,061,0
26

May 129,893,6
77

Jun 138,250,0
58

Jul 153,204,9
15

Aug 118,409,8
74
Sep 135,997,0
16
Oct 174,536,8
47
Nov 178,528,4
98
Dec 168,115,7
64
Jan 184,334,9
16
Feb 162,730,0
39
Mar 169,575,0
29
Apr 169,456,1
76
May 181,511,1
88
Jun 187,225,3
70
Jul 209,708,1
34
Aug 212,518,1
87
Sep 237,808,5
64
Oct 244,375,0
15
Nov 233,404,8
33
Dec 255,112,5
02

4. GROSS ADVANCES

	Sep 00	Dec 00	Mar 01	Jun 01
Retail/debit order business	167784	473000	566406	731000
Payroll business	4382657	4036000	3602324	3481000
Saambou PLB				
SMME	82330	159758	215000	

	Sep 01	Dec 01	Mar 02	Jun 02	Sep 02
	880145	1023400	1181000	1335000	1524108
	3579185	3534000	3452000	3340000	3037258
			2396267		
	209301	221900	229000	202000	209007

	Dec 02	Mar 03	Jun 03	Sep 03	Dec 03
	1716877	1880726	1938934	2242185	2550803
	2853557	2601398	2453205	2367362	2224141
	2131838	1976226	1802868	1473054	1368115

204700 202699 216288 226488 236070

African Bank Retail advances on the lending books grew by 4.5% in the three months since September 2003, through growth in the retail debit order products. Concomitantly, the payroll book continued to decline. The Specialised Lending division increased its advances on its lending books by 12.3% over the period.

In this quarter, for the first time since the acquisition of the Saambou PLB, total advances showed growth in absolute terms in excess of the declines in the pay down books. Gross interest-bearing advances have climbed by 5.4% to R5 163 million in the quarter. The advances book appears to have bottomed and, depending on the next quarter"s sales, is likely to maintain its upward momentum towards the second half of 2004.

The total value of advances on which interest has been suspended as at 31 December 2003 fell to R1 234.0 million (Sept 2003: R1 415.3 million). The reduction was as a result of write-offs, cash received on these loans during the period and lower levels of new advances qualifying for interest suspension.

The table below sets out the composition of gross advances as at 31 December 2003 and the movements since 30 September 2003.

Advances analysis

R000	% growth	31 December 2003	30 September 2003
Lending books	5,9	4 383 388	4 137 734
African Bank Retail	4,5	3 533 759	3 381 307
Payroll - corporates and other	(8,4)	1 331 975	1 454 763 *
Retail/debit order	13,9	2 006 483	1 761 261
Standard Bank joint venture	18,2	195 301	165 283
Specialised Lending	12,3	849 629	756 427
Credit Indemnity	10,6	349 019	315 641
Miners Credit Guarantee	10,2	352 302	319 836 *
Commercial Vehicle Finance	11,9	128 004	114 399
ABCommerce	272,9	18 675	5 008
Quatro	5,6	1 629	1 543
Pay-down books	(7,4)	2 014 416	2 176 363
African Bank Retail	(7,6)	1 784 014	1 930 597
Persal	(9,1)	415 899	457 543
Saambou PLB	(7,1)	1 368 115	1 473 054
Specialised Lending	(6,3)	230 402	245 766
Gilt Edged Management Services	(8,3)	123 965	135 220
African Contractor Finance	(3,7)	106 437	110 546
Total advances	1,3	6 397 804	6 314 097
Less: Non-interest-bearing advances	(12,8)	(1 234 038)	(1 415 300)
Gross interest-bearing advances	5,4	5 163 766	4 898 797

* On 1 October 2003 the Teba Bank JV book of R49,0 million within African Bank Retail was transferred to MCG as part of the continuing streamlining of the businesses, and accordingly, the September 2003 advances have been restated to take cognisance of this transfer.

4. ASSET QUALITY

NPLs as a percentage of total advances decreased from 41.6% to 39.3% on the back of the larger advances book and a R108.7 million reduction in NPLs over the quarter. NPLs in African Bank Retail reduced by R103.1 million to R2 233.7 million and in Specialised Lending by R5.6 million to R282.8 million. This decrease was despite the seasonal impact of the December quarter, which has traditionally been the worst quarter for collections. Operational efficiencies implemented over the past year had a positive impact on the seasonal collection trend.

In the Collections business unit, the Saambou PLB conversion was successfully implemented and the business fully integrated over the past quarter. Cash received was in line with expectations, with the average collection rate on the Saambou PLB at 67.7%, and the latest monthly collection rate at 56.9%.

Non-performing loans

	Sep "02	Dec "02	Mar "03	Jun "03	Sep "03	Dec "03
African Bank	1380.6	1432.6	1372.1	1333.6	1289.3	1248.5
Saambou PLB	1381.5	1229.4	1156.7	1100.3	1047.5	985.2
Specialised Lending	227.6	242.8	252.3	279.9	288	282.815

Asset Quality analysis

R000	% change	31 December 2003	30 September 2003
Advances			
Performing	5,2	3 881 263	3 688 822
Non-performing	(4,1)	2 516 541	2 625 275
Total	1,3	6 397 804	6 314 097
Provisions and reserves			
Portfolio provisions	10,1	33 093	30 060
Specific provisions	(4,5)	1 712 630	1 793 466
Stangen credit life reserves		96 916	90 825
Total provisions		1 842 639	1 914 351
Other insurance coverage		43 179	46 665
Total provisions and reserves	(3,8)	1 885 818	1 961 016
Ratios (%)			
NPLs as a % of total advances		39,3	41,6
Total provisions as % of NPLs (NPL cover)		74,9	74,7
Total provisions and reserves as % of total advances		29,5	31,1
Bad debt write-offs as % of average gross advances		13,5	13,1

Provisions to gross advances reduced from 31.1% to 29.5%, in line with the reduction in NPLs.

Vintage curves track each month"s new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status measured by contractual number of missed instalments.

Traditionally ABIL has disclosed the cumulative long-term vintage chart for greater than 3 missed instalments (NPL"s). For the current quarter this vintage has remained consistent with the trends established over recent reporting periods. Given the high growth in sales over the last 12 months, ABIL has focused for this reporting period on the vintage for sales written over the last year which have missed more than 2 instalments (2+ month vintage), in order to depict the recent credit trends in finer detail. As reflected in the chart below, this vintage curve has remained in a narrow band throughout the period of increasing sales and reflects that the increased sales activity has not been at the expense of unanticipated higher default risk.
This 2+ month vintage is an earlier and thus more conservative indicator of risk, due to the fact that not all these loans progress into NPL status.
Vintage Chart for African Bank

	3	4	5	6
200301	0.01%	0.98%	2.26%	3.85%
200302	0.00%	0.73%	1.90%	3.35%
200303	0.04%	1.09%	2.48%	3.47%
200304	0.08%	1.03%	1.90%	3.21%
200305	0.11%	0.84%	1.87%	3.33%
200306	0.03%	0.81%	2.31%	3.59%
200307	0.04%	1.07%	2.44%	
200308	0.02%	0.93%		
200309	0.06%			

7	8	9	10	11
5.25%	5.87%	6.83%	7.70%	8.23%
4.33%	5.39	6.52%	7.21%	
4.81%	5.97%	6.75%		
4.71%	5.65%			
4.67%				

This announcement is also available on the African Bank Investments Limited website at http://www.africanbank.co.za
On behalf of the board
3 February 2004
African Bank Investments Limited (Incorporated in the Republic of South Africa)
(Registered bank controlling company) (Registration number 1946/021193/06)
Share code: ABL ISIN: ZAE000030060

Registered office: 59 16th Road, Midrand, 1685
Share transfer secretaries: Ultra Registrars (Pty) Ltd, 11 Diagonal Street,
Johannesburg, 2001.
Board of directors: Executive directors: L Kirkinis (Chief Executive Officer), G
Schachat (Deputy Chairman), JA de Ridder, A Fourie, AG Herselman, TM Sokutu,
DF
Woollam
Non-executive directors: AS Mabogoane (Chairman), DB Gibbon, BD Goba, JJ
Kekane,
SA Levitt, R Naidoo, BJT Shongwe, BPF Steele, GZ Steffens(German), DFG Tembe
(Mozambican), A Tugendhaft. Group Secretary: S Martin
Date: 03/02/2004 07:00:11 AM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



ABIL moves back into growth phase

03 February 2004

African Bank Investments Limited, in its clearest signal yet that it has returned to a growth phase in its advances, announced today that new lending exceeded the paydown on its existing loan portfolios in the quarter to 31 December 2003.

African Bank Investments Limited ("Abil"), in its clearest signal yet that it has returned to a growth phase in its advances, announced today that new lending exceeded the paydown on its existing loan portfolios in the quarter to 31 December 2003.

In a positive but cautious first operational update from the group for the new financial year, Abil said that total advances had grown by 1,3% to R6 397.8 million in the first three months on the back of a 14.5% increase in sales compared to the three months to September 2003. The first quarter traditionally generates higher sales, and accordingly this level of sales will not be sustained over the next quarter.

Management attributed this trend to positive market conditions in the form of higher demand and improving credit quality which have allowed it to increase both the number and size of loans sold compared to the corresponding period in 2003, up 11.9% and 29.6% respectively. Growth has been achieved in both the African Bank Retail and Specialised Lending arms of the group, the latter including Credit Indemnity and MCG where demand for newer products was strong.

Key to Abil's ability to begin relaxing credit criteria and grow its advances has been the continued demonstrable improvement in the quality of the existing book. Non-performing loans (NPLs) continued to decline, down 4.1% since September 2003 to R2 516.5 million, and now represent 39.3% of total advances compared to 41.6% in the previous quarter. The group's investment in new collection technologies and efficiencies is paying dividends as reflected in a R103.1 million reduction in African Bank Retail's NPLs in what is traditionally the worst quarter for collections. The group says that the rate at which loans enter NPL status has continued to fall as a result both of the more favourable economic environment and changes to credit granting criteria implemented last year. Provision coverage for NPLs remains conservative at 74.9% (Sept 2003: 74.7%).

In the light of the more favourable sales environment, and coming soon after the payment of both a final and special dividend to shareholders in December, Abil is better placed to manage its capital and cash resources.

Free cash reserves have dropped to R478.0 million after the payment of the dividends and should now build up more slowly on the back of strong sales. Abil says that more efficient use of its capital will enhance its ability to deliver its targeted returns on equity and assets to shareholders.

[CLOSE]

2004-01-14 14:22:01

African Bank Investments Limited - ABIL Appoints Dawn Marole Managing Executiv:
Africa

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN: ZAE000030060)
("ABIL" or "the company")

ABIL APPOINTS DAWN MAROLE MANAGING EXECUTIVE: AFRICA

Marion Lesego Dawn Marole has been appointed as Managing Executive: Africa by ABIL, with effect from 01 December 2003.

Marole will report directly to Chief Executive Officer, Leon Kirkinis, and will be responsible for conceptualising, developing and implementing a strategy to take the bank into Africa. In this role she will identify key stakeholders, investment opportunities in Africa and establish potential strategic partnerships in continental Africa.

Previously the Deputy Chief Executive Officer of Fabcost Investment Holdings Company Limited, Marole is a B. Comm graduate from the University of Zululand with a tertiary education diploma from UNISA. She also holds an MBA in Marketing Management and Strategic Management from North Eastern University, Boston (USA).

Marole is Chairman of Kumba Resources Limited. In addition to this, she finds time for her roles as Chairperson of POWA (People Opposing Women Abuse) and Former President and Founder of BWA (Business Women"s Association).

Kirkinis said: "We are delighted to have someone of Dawn"s calibre and experience joint the Abil management team and are confident that her years of experience will be a major asset to the bank."

14 January 2004

Sponsor

Deutsche Securities (SA) (Proprietary) Limited

Date: 14/01/2004 02:22:02 PM Produced by the JSE SENS Department

2004-01-06 12:32:01

AFRICAN BANK INVESTMENTS LIMITED - NOTICE OF ANNUAL GENERAL MEETING AND NO CHANGE STATEMENT

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN: ZAE000030060)
("ABIL" or "the company")

NOTICE OF ANNUAL GENERAL MEETING AND NO CHANGE STATEMENT

ABIL posted its audited annual financial statements for the financial year ended 30 September 2003 to shareholders on 5 January 2004. ABIL will not be publishing an abridged report at this date because the audited financial information published on 17 November 2003 is unchanged.

Notice is hereby given that ABIL"s annual general meeting of shareholders will be held at 59 16th Road, Midrand on Thursday, 26 February 2004 at 11:00 to transact business as stated in the notice of the annual general meeting circulated together with the annual financial statements.

6 January 2004

Sponsor

Deutsche Securities (SA) (Proprietary) Limited

Date: 06/01/2004 12:32:02 PM Produced by the JSE SENS Department



2003-12-30 12:48:00

AFRICAN BANK INVESTMENTS LIMITED - DIRECTOR"S DEALINGS - EXERCISE OF OPTIONS

AFRICAN BANK INVESTMENTS LIMITED

(Incorporated in the Republic of South Africa)

(Registered bank controlling company)

(Registration number 1946/021193/06)

Share code: ABL

ISIN: ZAE000030060

("ABIL")

DIRECTORS" DEALINGS - EXERCISE OF OPTIONS

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following exercise of options already granted and accepted in ABIL shares

Director: David Farring Woollam

Company: ABIL

Office held: Financial Director

Nature of transaction: Exercise of options

Number of options: 1 000 000 and 200 000

Option issue dates: 1 November 2002 and 26 September 2003 respectively

Option strike prices: 450 cps and 535 cps respectively

Option exercise price: 897 cps

Date of transaction: 24 December 2003

Periods of vesting: 20% per annum starting on 1 November 2003 and 26 September 2004 respectively

Delivery periods: No earlier than the various vesting dates but no later than 1 November 2009 and 26 September 2010 respectively

Total value of Transaction: R10 764 000

Security class: Ordinary shares

Nature and extent of director"s interest: Direct Beneficial

Clearance: The required clearance per rule 3.66 of the Listings Requirements has been obtained

Midrand

30 December 2003

Sponsor:

Deutsche Securities (SA) (Proprietary) Limited

Date: 30/12/2003 12:48:02 PM Produced by the JSE SENS Department

2003-12-19 16:31:01

AFRICAN BANK INVESTMENTS LIMITED - DIRECTORS" DEALINGS - SALE OF SHARES

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN: ZAE000030060)
("ABIL")

DIRECTORS" DEALINGS - SALE OF SHARES

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following sale of ABIL shares:

Director :Angus Herselman
Company :ABIL
Office held :Executive Director
Nature of transaction :Sale of shares
Number of shares :100 000
Selling price :9.83
Date of transaction :19 December 2003
Total value of Sale Transaction :R983,000
Security class :Ordinary shares
Nature and extent of director"s interest :Direct Beneficial
Clearance :The required clearance per rule 3.66 has been obtained

Midrand
19 December 2003

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Date: 19/12/2003 04:31:02 PM Produced by the JSE SENS Department

2003-12-15 15:50:01

ABIL - ADJUSTMENT TO EMPLOYEE SHARE OPTIONS PURSUANT TO THE PAYMENT OF A SPECIAL DIVIDEND

AFRICAN BANK INVESTMENTS LIMITED

(Incorporated in the Republic of South Africa)

(Registered bank controlling company)

(Registration number 1946/021193/06)

(Share code: ABL)(ISIN: ZAE000030060)

("ABIL")

ADJUSTMENT TO EMPLOYEE SHARE OPTIONS PURSUANT TO THE PAYMENT OF A SPECIAL DIVIDEND

In terms of the African Bank Investments Limited Employee Share Participation Scheme ("the scheme"), certain events qualify for either an adjustment to the number of options and/or the price of the options and such adjustments must follow a prescribed process.

ABIL has recently declared a special dividend of 100 cents per share (payable on 15 December 2003) ("the special dividend"), being the most efficient and cost effective means of returning surplus capital to the shareholders.

As a result of the special dividend, and so as not to prejudice the rights of option holders over that of ordinary shareholders, ABIL"s board of directors approved that the strike price of each option in issue be adjusted down by 100 cents.

The process followed in terms of the scheme rules included the obtaining of a fair and reasonable opinion from the group"s advisors, Deloitte & Touche Corporate Finance, and approval by the board of directors.

This adjustment will only be made to options that were still outstanding at the close of business on Friday, 5 December 2003, being the date after which the shares started trading ex-dividend.

Sandton

15 December 2003

Sponsor

Deutsche Securities (SA) (Proprietary) Limited

Date: 15/12/2003 03:50:04 PM Produced by the JSE SENS Department

2003-12-09 16:51:00
African Bank Investments Ltd - Directors" Dealings - Exercise Of Options
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")
DIRECTORS" DEALINGS - EXERCISE OF OPTIONS
ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following exercise of options already granted and accepted in ABIL shares

Director : Leon Kirkinis
Company : ABIL
Office held : Chief Executive Officer
Nature of transaction : Exercise of options
Number of options : 300 000 and 2 500 000
Option issue dates : 25 March 2003 and 30 September 2003 respectively
Option strike prices : 563 cps and 635 cps respectively
Option exercise price : 855 cps
Date of transaction : 9 December 2003
Periods of vesting : 20% per annum starting on 25 March 2004 and 30 September 2004 respectively
Delivery periods : No earlier than the various vesting dates but no later than 25 March 2010 and 30 September 2010 respectively
Total value of Transaction : R23 940 000
Security class : Ordinary shares
Nature and extent of director"s interest : Indirect Beneficial
Clearance : The required clearance per rule 3.66 has been obtained

Director : Gordon Schachat
Company : ABIL
Office held : Executive Deputy Chairman
Nature of transaction : Exercise of options
Number of options : 300 000 and 2 000 000
Option issue dates : 25 March 2003 and 30 September 2003 respectively
Option strike prices : 563 cps and 635 cps respectively
Option exercise prices : 855 cps
Date of transaction : 9 December 2003
Periods of vesting : 20% per annum starting on 25 March 2004 and 30 September 2004 respectively
Delivery periods : No earlier than the various vesting dates but no later than 25 March 2010 and 30 September 2010 respectively

Total value of Transaction : R19 665 000
Security class : Ordinary shares
Nature and extent of
director''s interest : Indirect Beneficial
Clearance : The required clearance per rule
3.66 has been obtained

Midrand
9 December 2003
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 09/12/2003 04:51:03 PM Produced by the JSE SENS Department

2003-12-08 16:35:01

AFRICAN BANK INVESTMENTS LIMITED - DIRECTORS" DEALINGS - EXERCISE OF OPTIONS
AND SALE OF SHARES

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DIRECTORS" DEALINGS - EXERCISE OF OPTIONS AND SALE OF SHARES

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following exercise of options already granted and accepted in ABIL shares as well as the subsequent sale of ABIL shares.

Director: Thamsanqa Mthunzi Sokutu
Company: ABIL
Office held: Executive Director
Nature of transaction: Delivery of shares in terms of an option granted on 30 August 2002 and subsequent sale of shares
Number of options: 400 000
Option strike price: 560 cps
Selling price: 977.38 cps
Date of transaction: 4 December 2003
Period of exercise/vesting: The options had vested by 30 August 2003
Total value of Sale Transaction: R3 909 520
Security class: Ordinary shares
Nature and extent of director"s interest: Direct Beneficial
Clearance: The required clearance per rule 3.66 has been obtained

Director: Angus Herselman
Company: ABIL
Office held: Executive Director
Nature of transaction: Delivery of shares in terms of an option granted on 27 April 2001 and subsequent sale of shares
Number of options: 160 000
Option strike price: 561 cps
Selling price: 977.38 cps
Date of transaction: 4 December 2003
Period of exercise/vesting: The options had vested by 27 April 2002
Total value of Sale Transaction: R 1 563 808
Security class: Ordinary shares
Nature and extent of director"s interest: Direct Beneficial

Clearance: The required clearance per rule
3.66 has been obtained
Director: Angus Herselman
Company: ABIL
Office held: Executive Director
Nature of transaction: Delivery of shares in terms of options
granted on 27 April 2001
Number of options: 160 000
Option issue date: 27 April 2001
Option strike price : 561 cps
Date of transaction : 4 December 2003
Period of exercise/vesting : The options had vested by 27 April 2003
Total value of Transaction: R 897 600
Nature and extent of
director''s interest: Direct Beneficial
Security class: Ordinary shares
Clearance: The required clearance per rule 3.66
has been obtained

Midrand
8 December 2003
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 08/12/2003 04:35:04 PM Produced by the JSE SENS Department

2003-11-21 12:24:10

African Bank Investments Limited - Directors" Dealings in shares

AFRICAN BANK INVESTMENTS LIMITED

(Incorporated in the Republic of South Africa)

(Registered bank controlling company)

(Registration number 1946/021193/06)

(Share code: ABL)

(ISIN: ZAE000030060)

("ABIL")

DIRECTORS" DEALINGS

ABIL advises that, in accordance with of rules 3.63 to 3.74 of the JSE Listings Requirements, it has been informed of the following:

Director : Leon Kirkinis
Company : ABIL
Office held : Chief Executive Officer
Nature of transaction : Purchase
Date of transaction : 20 November 2003
Number of shares : 110 956
Purchase price : 910 cents
Total value (Rands) : R 1 009 699,60
Security class : Ordinary shares
Nature of interest : Indirect beneficial
Clearance : The required clearance per rule 3.66 has been obtained

Director : David Woollam
Company : ABIL
Office held : Financial Director
Nature of transaction : Purchase
Date of transaction : 20 November 2003
Number of shares : 140 000
Purchase price : 910 cents
Total value (Rands) : R1 274 000
Security class : Ordinary shares
Nature of interest : Direct beneficial
Clearance : The required clearance per rule 3.66 has been obtained

Midrand

21 November 2003

Sponsor

Deutsche Securities (SA) (Proprietary) Limited

Date: 21/11/2003 12:24:12 PM Produced by the JSE SENS Department


RECEIVED
2004 AUG 31 A 8:58
FICE OF INTERNATIONAL
CORPORATE FINANCE

2003-11-17 15:50:01

AFRICAN BANK INVESTMENTS LIMITED - WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN: ZAE000030060)
("ABIL" or "the company")

WITHDRAWAL OF A CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the cautionary announcement dated 16 October 2003 and are advised that as the contents referred to therein have ceased to have any relevance or effect on the company, caution is no longer required to be exercised by shareholders when dealing in ABIL securities.

17 November 2003

Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

Date: 17/11/2003 03:50:02 PM Produced by the JSE SENS Department


AFRICAN BANK
AFRICAN BANK INVESTMENTS LIMITED

ABIL delivers improved returns to shareholders

17 November 2003

Abil announced a substantially higher ordinary dividend of 56 cents per share (2002: 30 cps) for the year, when it released its annual results reflecting an increase in headline earnings to 140.4 cents per share (2002:104.4 cps).

African Bank Investments Limited (Abil) announced a substantially higher ordinary dividend of 56 cents per share (2002: 30 cps) for the year, when it released its annual results reflecting an increase in headline earnings to 140.4 cents per share (2002:104.4 cps). The headline earnings for the year to September 2003 were R680.1 million which was achieved on the back of strong sales growth, robust margins, a reduction in bad debts, and a continued focus on the group's cost-to-income ratio.

In addition, the group announced the declaration of a special dividend of 100 cents per share, totalling R474 million, reflecting the group's commitment to returning surplus capital to shareholders. This, together with the buy-back conducted earlier this year, and ordinary dividends takes the total distribution to shareholders to over R800 million

The group exceeded its return on assets target of 10%, reaching 10.8% for the year, while the return on equity of 25.9% fell short of the targeted 30% due to the build up of surplus capital during the year. The impact of the special dividend of 100 cps will partially address this issue and, on a pro forma basis, were the dividend to have been paid at the beginning of the year the return on equity would have been 30.4%. The group had cash reserves in excess of R1.1 billion as at 30 September 2003

Non-performing loans have declined by R364 million and this is attributed to an improving credit environment and increased collections on the non-performing portfolio as collections processes mature. Provision coverage to non-performing loans remains conservative at 74.7%.

African Bank's strategy this year of carefully opening up credit capacity that had been self restrained over the past two years has begun to yield results as sales for the full year increased by 15.4% to R3.5 billion..

Operating expenditure adjusted for the acquisition of the Saambou PLB was flat for the year, and the cost to income ratio remained steady at 36.2%

The African Bank Retail division increased its revenue by 15,7% to R2,1 billion. Bad debts have declined from 8,1% of advances to 6,4%, and NPLs were down 15,3% to R 2,3 billion.

The Specialised Lending Division's income rose by 2,3% for the year as strong growth was offset by declining revenues in the business being sold or wound down. Specialised Lending's headline earnings were 15,6% higher at R122,2 million (2002: R105,7 million). The increase in operating expenditure for the year is being dealt with through the divisionalisation process, as well as a strong focus on improving cost efficiencies throughout this area in the future.

Abil CEO, Leon Kirkinis, said, "Looking ahead, sales are expected to remain robust while the bad debt charges to the income statement should remain steady at current levels. A major focus area for the immediate future with be further gains in operating efficiencies. The outlook for both return on assets and return on equity is positive."

He added that the refining of credit underwriting processes would provide the group with the ability to better differentiate pricing to clients and would result in lower prices for its better performing clients, as well as to open up opportunities in new markets and products.

Source: African Bank Communications

[CLOSE]

2003-11-17 07:16:20

AFRICAN BANK INVESTMENTS LIMITED - REVIEWED PRELIMINARY ANNUAL FINANCIAL RESULS FOR THE YEAR ENDED 30 SEPTEMBER 2003

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Share code: ABL
ISIN: ZAE000030060
("ABIL")

REVIEWED PRELIMINARY ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2003

Features

Headline earnings per share of 140,4 cents
Sales increased by 15,4% to R3,5 billion
Non-performing loans down by R364 million
Total ordinary dividends up 86,7% to 56 cents
Special dividend of 100 cents
Return on assets of 10,6%
Return on equity of 25,9%

GRAPHS

Return on assets (%)

	2001	2002	2003	Pro Forma
Return on assets	13.9	8.9	10.6	10.8
Target	10	10	10	10

Dividends per share (cents)

	DPS	Special DPS
y01	25	
y02	30	
y03	56	100

Return on equity (%)

	2001	2002	2003	Pro forma
Return on equity	31.6	23.2	25.9	30,4
Target	30	30	30	30

GROUP INCOME STATEMENT FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2003

R000	Reviewed 12 months to 30 September 2003	% change	Audited 12 months to 30 September 2002
Revenue			
Interest income on advances	2 295 519	14	2 005 388

Net assurance income	246 804	(5)	259 811
Non-interest income	323 407	8	299 580
Total revenue	2 865 730	12	2 564 779
Charge for bad and doubtful advances	(444 935)	(20)	(553 228)
Risk adjusted revenue	2 420 795	20	2 011 551
Other interest income	143 131	73	82 827
Interest expense	(463 685)	19	(389 181)
Operating costs	(1 036 241)	10	(938 367)
Net income from operations	1 064 000	39	766 830
Share of associate companies" income	1 529	(77)	6 778
Net income before taxation	1 065 529	38	773 608
Indirect taxation: Value added tax and STC	(84 947)	122	(38 348)
Taxation	(314 071)	38	(227 629)
Net income after taxation	666 511	31	507 631
Minority interest	(6 609)	(25)	(8 765)
Net income attributable to ordinary shareholders	659 902	32	498 866
Headline earnings and earnings per share			
Net income attributable to ordinary shareholders	659 902	32	498 866
Adjustments:			
Net goodwill amortised	17 691		12 839
Other capital items	2 466		(1 063)
Headline earnings	680 059	33	510 642
Weighted number of shares in issue (000)	484 398		488 939
Fully diluted number of shares in issue (000)	488 939		486 816
Headline earnings per share (cents)	140,4	34	104,4
Basic earnings per share (cents)	136,2	34	102,0
Fully diluted headline earnings per share (cents)	139,7	34	104,4
Declared dividends per share (cents)			
Interim	25,0		12,0
Final	31,0		18,0
Total ordinary	56,0		30,0

dividends			
Special dividend declared	100,0		-
Total dividends	156,0		30,0

GROUP BALANCE SHEET AS AT 30 SEPTEMBER 2003

	Reviewed 30 September		Audited 30 September
R000	2003	% change	2002
Assets			
Fixed assets	193 719	2	189 029
Investments in associates	9 324	(47)	17 605
Policyholders" investments	53 682	(18)	65 080
Goodwill	20 463	57	13 007
Deferred tax asset	58 812	(7)	63 459
Net advances	4 399 746	(10)	4 900 199
Gross advances	6 314 097	(12)	7 166 640
Provisions	(1 914 351)	(16)	(2 266 441)
Other assets	109 735	(78)	496 983
Taxation	4 625	(78)	21 325
Statutory assets - Bank and Insurance (note 1)	479 474	14	421 751
Short-term deposits and cash	1 148 562	37	835 460
Total assets	6 478 142	(8)	7 023 898
Liabilities and Equity			
Life fund reserve	80 326	(15)	94 713
Structured loans and debentures	2 251 180	(1)	2 269 313
Liabilities to depositors	884 485	28	690 332
Other liabilities	173 094	(83)	1 040 840
Deferred tax liability	10 576	(20)	13 256
Taxation	95 335	(57)	219 411
Bank overdraft	150	(99)	19 846
Total liabilities	3 495 146	(20)	4 347 711
Ordinary shareholders" funds	2 788 751	15	2 433 522
Outside shareholders" funds	4 541	(92)	55 990
Secondary capital	189 704	2	186 675
Total capital and reserves	2 982 996	11	2 676 187
Total liabilities and equity	6 478 142	(8)	7 023 898

Note 1:
Insurance prudential cash reserves of R197 million have been reclassified into statutory assets in 2003, with no retrospective adjustment to 2002.
Adjusting the cash reserves for 2002, would have the effect of increasing statutory assets and reducing short-term deposits and cash by R159 million.

CASH FLOW STATEMENT FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2003

	Reviewed 12 months to 30 September 2003	Audited 12 months to 30 September 2002*
Cash generated from operations	1 666 944	1 492 603
Normal and indirect taxation paid	(504 427)	(463 355)
Increase in gross advances	(22 467)	(1 324 722)
(Decrease)/increase in working capital	(473 769)	426 898
Shareholder payments and transactions	(303 402)	(117 825)
Cash outflow from investing activities	(11 661)	(195 093)
Cash (outflow)/inflow from financing activities	179 049	727 180
Net increase in cash and cash equivalents	530 267	545 686
Cash and cash equivalents at the beginning of the year	815 614	269 928
Cash and cash equivalents at the end of the period	1 345 881	815 614
Statutory cash reserves - Insurance	197 469	0
Short-term deposits and cash	1 148 562	835 460
Bank overdraft	(150)	(19 846)

* Prior year"s numbers have been restated to more accurately reflect the effect of the Saambou PLB provisions that were acquired at no cost and changes in the categorisation of the statement.

Commentary
The focus of the group is to underwrite largely unsecured credit risk through the provision of personal loans to the formally employed emerging market and tailored solutions to small, medium and micro enterprises (SMMEs). Its profitability and sustainability is dependent on its ability to underwrite this risk and efficiently manage the collections process. ABIL currently manages a loan book of R6,3 billion which is diversified over 1,4 million clients.

Overview
In the past year we have achieved significant progress in all areas of our business: the consolidation of our competitive position, the restructuring and streamlining of our existing businesses and structures, innovation in our service offering to customers, a notable improvement in the credit environment,

the appointment of top skills at board, executive and senior management level, the re-establishment of our funding profile and renewed growth in our loan book after three years of self-induced restraint in a volatile environment. These initiatives were aided by improved economic conditions.

Key features of this set of results include:

* Headline earnings increased to R680,1 million
* African Bank"s credit rating upgraded to zaA- (long term) and zaA1 (short term)
* A R1,0 billion ABL2-bond raised by African Bank
* Group capital adequacy increased from 38,1% to 44,5%
* Costs (excluding the Saambou PLB) lower than in 2002
* Return of R863 million to shareholders through:
* An ordinary dividend of 56 cents declared for the year, 86,7% higher than the 30 cents per share paid in 2002

A special dividend of 100 cents per share declared

* A R124 million share buy-back at 595 cents per share (ex-dividend) in May 2003.

Financial Summary

Headline earnings for the year ended 30 September 2003 increased to 140,4 cents per share (2002: 104,4 cents) or to R680,1 million (2002: R510,6 million).

ABIL distinguishes between books on which lending takes place ("lending books"), and books that are merely collected and on which no new advances take place ("paydown books").

The performance for the group during the 12-month period for 2003 was mainly influenced by:

* a 14,5% increase in interest income on advances, as a result of the contribution from the Saambou PLB, the lending books that grew by 12,5% on the back of a 15,4% growth in sales volumes and risk-adjusted yields that improved to 44,7% (2002: 38,4%). The latter was aided by a changing mix in the portfolio to higher margin retail debit order business and lower charges for bad debts as the effects of the credit bubble started to diminish;
* a 4,5% increase in the net financing costs, as interest-bearing liabilities and the cost thereof increased over the period. This was partially offset by the building up of significant cash balances. Average cash for the year was R1,2 billion (2002: R806 million);
* costs that have been contained, with year-on-year costs lower than in 2002 after taking into account the acquired Saambou PLB costs; and
* secondary tax on companies (STC) increasing to R33 million as a result of increased dividend payments.

Looking Ahead

Sales on the lending books are expected to remain robust and should largely compensate for the decline in the paydown books over the coming year. Gross yields are expected to continue to increase as lower yielding paydown books are replaced with higher yielding debit order business. Bad debt charges to the income statement should remain steady at current levels and ABIL will continue to focus on reducing its operating costs. The outlook for both return on assets and return on equity are positive.

Investors should note that the special dividend of 100 cents per share will

attract R60,5 million of STC, which may have to be accounted for as a tax charge in the 2004 year. This will reduce potential earnings per share by 12,5 cents for the 6 months to 31 March 2004.

The challenges and focus areas for the coming year will be:

* continued refining of credit underwriting with specific emphasis on the further development of behavioural scorecards to better differentiate the pricing to our customers;
* enhanced collection processes and progress on the rehabilitation of clients in financial distress;
* further cost reductions in both African Bank Retail and Specialised Lending;
* the harmonising of governance structures across the group;
* further progress in the employment equity objectives at executive and senior management levels;
* exploring new products and markets under the leadership of a dedicated innovation unit; and
* the integration of sustainability objectives and targets across the group.

Capital Management

Effective capital management is a key determinant in the sustainability of any bank. The strength of this process was most evident when in 2002 ABIL withstood the liquidity and confidence crisis that swept the banking sector, and emerged stronger and well positioned to participate in the consolidation process that followed.

Capital optimisation requires the careful balancing of two key factors, namely capital adequacy and return on equity.

Capital Adequacy

The capital adequacy for ABIL as at 30 September 2003 was 44,5% (2002: 38,1%). ABIL has stated in the past that the build up of capital over the last two years was excessive, and that given the necessary steps of a credit rating upgrade and a new benchmark debt issue, it would set about addressing the surplus capital.

In arriving at an optimal level of capital to be maintained, ABIL has developed a methodology which is applied to its different asset classes. The methodology shows that the optimal capital level for the group is some 30%, which leaves an excess capital buffer of 14%.

The group is committed to bringing the capital ratio down towards the optimal level over the medium term. This implies a surplus capital position of R887,9 million as at 30 September 2003. The transition from the current levels to the target range will be managed to ensure smooth yet decisive progress towards the target, with careful consideration of the impact on funding and credit rating stability.

The first step in this process has been the declaration by the group of a special dividend of 100 cents per share and the maintenance of a lower dividend

cover on the ordinary dividends. The full financial impact of the special dividend is set out below.

Return On Equity

Return on assets (RoA) improved from 8,9% to 10,6% (target 10%) while the impact of surplus capital resulted in an average gearing of 2,5 times, yielding a return on equity (RoE) of 25,9% against the prior year of 23,2%. The targeted capital ratio of 30% would result in a gearing of approximately three times and would put the group at its targeted RoE of 30%. On a pro forma basis, had the special dividend been paid at the beginning of the financial year, the RoA would increase to 10,8% and the RoE would increase to 30,4%.

Impact Of The Special Dividend

For purposes of comparative analysis, the impact of the special dividend is set out below. The pro forma analysis is calculated assuming the special dividend was paid on 1 October 2002.

	As reported	Pro forma	%
Impact on ratios			
Headline EPS (excluding STC)	140,4	132,2	(5,8)
Return on assets (%)	10,6	10,8	
Return on equity (%)	25,9	30,4	
Net asset value per share	588,1	467,4	(20,5)
ABIL Group capital adequacy (%)	44,5	35,1	

Cash Reserves

In addition to the R479 million in statutory and prudential cash reserves (liquid and insurance prudential investments), the group has R1,1 billion in available cash reserves as at 30 September 2003. This will reduce to R613 million after the payment of the special dividend and STC. As at 30 September 2002 the group had R835 million in cash reserves, and after paying the full proceeds of the Saambou PLB acquisition of R1 billion, has generated an additional net R1,3 billion in the year to 30 September 2003, underlining the strong cash generative capability of the group.

Advances, Sales And Customers

There are a number of contrasting trends within the ABIL advances portfolio, which when looked at in aggregate, may distort the outlook. Thus the gross advances have been classified into two main portfolios:

* Lending Books - These comprise the main lending activities of African Bank Retail (up 11,2%) and the books within the Specialised Lending Division which are continuing businesses (up 19,1%). African Bank Retail debit order loans now form the biggest portfolio on the balance sheet and the Standard Bank JV continues to grow strongly, albeit off a low base. Increased sales and new product offerings have resulted in a 27,9% increase in Credit Indemnity"s book. During the period, the performing payroll portion of the Saambou PLB was transferred and integrated into African Bank Retail. The effect was to increase the growth on the overall lending books from 8,8% to 12,5%. Ignoring this transfer, African Bank Retail lending books have accelerated from 3,6% annualised growth in the quarter ending 30 June 2003 to 6,8% by 30 September 2003. Given the recent vibrant sales trends, the

group believes that growth in the lending books in 2004 will exceed that achieved this year.

* Paydown books - These comprise the acquired Saambou PLB and Persal portfolios on which no new lending is taking place as well as the businesses in Specialised Lending which are being wound down. These portfolios will continue to decline during 2004 at similar rates to this year.

The net effect of these dynamics for the current year was that average gross interest-bearing advances increased from R5 238 million to R5 415 million.
The retail debit order advances continue to become a far more significant part of the business and this transformation in the mix of advances will persist over the next few years. The increasing proportion of retail debit order products in the portfolio is having a positive impact on the gross margins.
Throughout the period of market instability that led to the demise of Saambou and Unifer, the ABIL group maintained a very conservative stance to credit granting and shortened the term of loans. This had a negative impact on sales and ultimately the advances portfolio.
As market conditions improved towards the end of 2002, the group began to carefully adjust the credit criteria, which on the back of strong demand for credit from our customers has had a positive impact on sales during the course of 2003 without a concomitant increase in default rates.
The growth in the size of the lending books was achieved through an increase in the number of loans granted (up 8,0%) and a higher average size of loans (up 6,9%).
Turnover for the group on the lending books increased 15,4% to R3 538,3 million (2002: R3 065,2 million). The group sold 1,4 million new loans, of which 1,1 million loans were to customers who have done business with the group before and have chosen to support it again. The group also managed to attract 290 000 new customers.
Sales for African Bank Retail for the second half of the year were R1,2 billion, an increase of 20% over the R1,0 billion of the first half.
African Bank Retail Sales (Indexed)

	Oct	Nov	Dec	Jan
y02	100	99.60769966	118.2556364	106.1153659
y03	117.9652793	120.6631407	113.6254229	124.5875597
	Feb	Mar	Apr	May
y02	96.71922091	90.41856873	107.505542	87.7920286
y03	109.9853403	114.6117053	114.5313758	122.67907
	Jun	Jul	Aug	Sep
y02	93.43990658	103.547537	80.03040123	91.91712992
y03	126.5411489	141.7367113	143.6359589	160.7291197

The 2002 sales exclude R152 million of once-off Persal consolidation loans in October to December
African Bank Retail has a fairly even mix of repeat clients (60%) and new clients (40%). In the shorter-term products of CI and MCG, the repeat client ratios are much higher at 81% and 93% respectively.
The average term for new loans in African Bank Retail has remained static at 18 months. In CI (five months) and MCG (eight months) the average term increased as these businesses extended their range of products to include longer-term

products to clients with a proven credit history with the businesses.

Portfolio Underwriting Margin

The group focuses on managing the risk-adjusted yield, being the overall yield on the advances portfolio less net credit losses, as the main measure of underwriting efficiency.

As anticipated, the overall yield on the advances book (being interest, insurance and fees), increased in the past twelve months to 52,9%, compared to 49,0% in 2002. The improvement was the result of the changing mix in the portfolio to higher yielding debit order products and the pay down of lower yielding books. The risk-adjusted yield during this period was also positively influenced by the decrease in the charge for provisions and bad debts and accordingly increased from 38,4% to 44,7%.

Net financing costs were flat for the year, with interest earned on cash compensating for higher funding costs. The average cost of funds increased from 13,5% to 14,5% during 2003, although this should begin to decline as the effect of the lower interest rates feeds through.

The net effect of the movements in these profit drivers is that the operating margin increased by 33% from 14,8% in 2002 to 19,7% in 2003.

Operating Efficiency

The cost-to-income ratio at ABIL is 36,2%, relative to the 36,6% in September 2002. Overall, ABIL"s costs, after adjusting for the R100 million in increased costs from the acquisition of the Saambou PLB, were flat on that for 2002.

African Bank Retail"s cost reduction programme continued to prove effective and yielded operating expenses excluding the Saambou PLB acquisition for the year to September 2003, some 7% lower than the comparable period to September 2002. Including the acquisition, the business managed to bring down its cost-to-income ratio from 33,0% to 31,3%.

Specialised Lending"s costs increased by 10,8% over the financial year. Its cost to-income ratio is 45,8%, which is higher than the 42,3% in September 2002. The reorganisation and divisionalisation of the unit will reverse this trend.

While these cost-to-income ratios appear competitive, the group also manages its costs on a cost-to-assets basis. The latter ratio climbed from 17,9% in September 2002 to 19,1% in September 2003, as a direct result of the rapid reduction in the pay down books. The group has initiated strategies including the integration of the Collections businesses (Saambou and African Bank), the divisionalisation of the Specialised Lending operations and other cost cutting drives, that have started to have an impact on this ratio and will continue into 2004.

Taxation

The total taxation charge has increased from 34,4% to 37,4% over the period. Apart from the 29,4% normal tax charge on profits, the group paid R33,0 million (2002: R9,3 million) in STC and R51,9 million (2002: R29,1 million) in apportioned input VAT disallowed, which added 3,1% and 4,9% respectively to the tax charge.

Non-Performing Loans

NPLs decreased by R364,4 million from R2 989,7 million in September 2002 to R2 625,3 million in September 2003. NPLs in African Bank Retail declined by R425,3 million (15,4%) while NPLs in the lending books of Specialised Lending declined by R3,9 million. NPLs in the paydown books of Specialised Lending

increased by R64,7 million. The latter was entirely attributable to GEMS and ACFC which are in the process of being wound down.

The decrease in NPLs and resultant decline in provisions was as a result of:

* an improving credit environment, which resulted in a decline in new non-performing loans. The vintage chart of African Bank Retail reflects that the twelve month non-performing capital default rate has dropped from almost 17% in 2001 to 9,5% by 2003;
* write-offs against 100% provisions of R875 million, being 13,1% of average gross advances;
* increasing cash collections on the non-performing portfolio.

The improved credit conditions are evident in the following graph, which indicates that the vintages, (being the percentage of loans by value in any month of sales reaching non-performing status) have declined steadily over the last two years.

VINTAGE CHART FOR AFRICAN BANK RETAIL

(Non-performing loans as % of original principal debt)

Months on book

4	5	6	7	8
0.67	5.38	7.37	10.05	11.35
0.39	5.4	7.23	9.5	10.57
0.46	4.55	6.46	7.04	10.23
0.29	3.24	9.34	10.46	12.39
0.28	4.87	7.46	9.04	11.16
0.34	2.86	5.54	8.05	9.82
0.32	3.01	5.55	7.61	9.15
0.15	2.2	4.23	6.24	7.61
0.17	2.06	3.71	5.05	6.88
0.14	1.07	2.94	4.5	5.89
0.06	0.94	2.12	3.61	4.82
0.08	1.32	3.04	4.81	6.02
0.07	0.95	2.08	3.62	4.25
0.03	1.15	2.07		
0.06				

Months on book

9	10	11	12	13
13.32	14	14.49	16.53	16.69
11.15	13.67	14.1	15.12	14.91
10.89	12.46	12.49	13.94	13.4
12.57	14.11	13.02	14.55	13.95
11.52	12.91	13.25	14.42	14.69
11.46	12.21	13.52	13.9	14.35
10.57	11.42	11.63	12.59	12.86
8.6	9.78	10.82	11.14	11.85
8.11	8.92	9.8	10.24	10.94
7.01	8	8.87	9.57	10.21
6.26	7.16	8.31	9.47	
7.33	8.64			

Months on book

14	15	16	17	18

17.27	17.7	18.15	17.96	18.25
15.62	15.5	16.16	15.85	16.11
14.7	14.22	15.35	14.58	15.23
14.95	14.68	15.49	14.28	15.38
15.31	14.88	15.98	15.81	16.34
14.95	15.52	15.48	15.68	15.73
13.05	13.24	13.25	13.25	13.35
12.03	12.52	12.36	12.52	12.27
11.28	11.62	11.96		
10.85				

Months on book

19	20	21	22	23	24
17.83	17.83	17.54	17.31	16.98	16.72
15.63	15.75	15.37	15.51	15.04	15.02
14.33	14.99	14.23	14.73	13.8	13.5
14.52	15.1	14.39	15.05	14.11	14.68
15.99	16.48	16.22	16.63	16.1	16.29
15.8	15.72	15.88	15.86		
12.98	12.55				

Provisions

Provision coverage of NPLs decreased from 79,5% to 74,7%, mainly as a result of heavy bad debt write-offs against the portion of the non-performing book that is 100% provided for and improved cash collections during the year. The provisions have been calculated in accordance with AC133 and accordingly the general provision previously held has been reduced to the Banks Act minimum and has been renamed the portfolio provision. The balance, being R26,2 million, was transferred to specific provisions.

In addition, other insurance coverage declined, mainly as a result of the credit life cover on the Saambou PLB declining as loans matured. Overall, after write-offs of R875 million, the group created specific provisions of R545,6 million against new NPLs of R510,6 million, a coverage ratio of 107%.

The group will continue to maintain a conservative stance with regard to provisions on NPLs for the foreseeable future.

Collections

Collection efforts during the year have been rewarded through steadily improving cash collection rates in all environments as collection processes have matured.

Based on an analysis of the NPLs in African Bank Retail as at 30 September 2002 of R2 762,1 million, cumulative cash received on these loans in the 12 months to 30 September 2003 amounted to R358,1 million, 13% of the balance outstanding or 65% of net NPLs after provisions. This rate of cash collections (adjusted to present values), implies an average 30 months to collect the residual value of the NPLs for African Bank Retail.

Recoveries of bad debts written off previously almost doubled in 2003, from

R43,3 million in 2002 to R74,5 million.
The average collection rate on the Saambou PLB to 30 September 2003 was 69,3%, with the latest monthly collection rate at 65,4%, still running ahead of original projections.
ABIL is endeavouring to discover ways in which to unlock the cash owed by clients who continue to default despite all recovery efforts, both in the active book and the written-off book. To this end specific research has been commissioned, the outcome of which may result in certain collection strategy changes. In addition, efforts are taking place with regards to the rehabilitation of defaulting clients, especially the overlapped clients in the Saambou PLB. This will be enhanced when the final conversion of those loans take place in the first quarter of the 2004 financial year.
SEGMENTAL RESULTS
African Bank Retail
Total income for this business was up 15,7% to R2,1 billion which was achieved through a combination of higher gross advances due to the inclusion of the Saambou PLB for the whole year and increased margins due to the increased proportion of retail debit order products.
Bad debt charges declined from 8,1% of advances to 6,4% due to improved credit conditions. Operating expenditure was up 9,5% for the year, however after adjusting for the costs acquired in the Saambou business, organic costs declined by 7%.
Headline earnings for the unit were up 40% to R599,9 million from R428,6 million in 2002.
Non-performing loans were down 15,3% to R2,3 billion and provision coverage declined from 79,2% to 74,1%, mainly due to high levels of loan write-offs.
Specialised Lending
Total income was up 2,3% for the year, as strong growth in the ongoing businesses was offset by declining revenues in the businesses being sold or wound down.
The bad debt charge has declined from the high levels of 2002. However, the division is still being affected by the higher charges on the businesses being wound down. The impact of this should reduce significantly in 2004.
Operating expenditure increased over the year and is being addressed through the divisionalisation process as well as a number of cost reduction and efficiency drives. Due to the nature of its products and markets, this division does operate at a higher cost-to-asset ratio, however this is compensated for through higher margins.
Specialised Lending headline earnings were 15,6% higher at R122,2 million (2002: R105,7 million), mainly as a result of a strong performance from Credit Indemnity. The result was negatively impacted by the losses in GEMS and ACFC, both businesses which are being wound down. The impact of these wind down businesses should be eliminated into 2004 and thus the prospects for growth in this division"s headline earnings are promising.
SEGMENTAL ADVANCES AND PROVISIONS ANALYSIS 30 SEPTEMBER 2003

NPLs

	Headline earnings R"000	Gross advances R"000	R"000	% of gross advances
African Bank				
Retail	599 881	5 360 955	2 336 796	43,6
Specialised Lending	122 178	953 142	288 479	30,3
Credit Indemnity	100 095	315 641	62 030	19,7
Miners Credit Guarantee	51 428	270 785	46 504	17,2
Commercial Vehicle Finance	9 810	114 399	684	0,6
Gilt Edged Mgt Services	(10 055)	135 220	67 779	50,1
Contractor Finance	(36 143)	110 546	110 546	100,0
AB Commerce	(524)	5 008	936	18,7
Other	7 567	1 543	-	0,0
Group and Consol	(9 033)			
STC	(32 967)			
Total	680 059	6 314 097	2 625 275	41,6

	Total provisions R"000	% of gross advances	Provision coverage %
African Bank			
Retail	1 730 621	32,3	74,1
Specialised Lending	230 395	24,2	79,9
Credit Indemnity	55 539	17,6	89,5
Miners Credit Guarantee	30 787	11,4	66,2
Commercial Vehicle Finance	6 587	5,8	963,0
Gilt Edged Mgt Services	49 275	36,4	72,7
Contractor Finance	86 760	78,5	78,5
AB Commerce	134	2,7	14,3
Other	1 313	0,0	n/a
Group and Consol			
STC			
Total	1 961 016	31,1	74,7

Black Empowerment

ABIL"s approach to empowerment embraces the main pillars of transformation

contained in the recently published Financial Sector Charter. Full details of ABIL"s credentials relative to the charter are in the group"s corporate charter, on www.africanbank.co.za. The group is confident that it is already in a favourable position with regards to the requirements of the charter and will focus on improvements in the coming year, specifically in the areas of transforming executive management further and direct ownership. ABIL is evaluating several alternatives for direct ownership and anticipates progress within the next reporting period to September 2004.

Accounting Policies

The accounting policies adopted for purposes of this report comply with South African Statements of Generally Accepted Accounting Practice as well as with applicable legislation. They are consistent with the prior period, with the exception of the introduction of AC133. ABIL has incorporated AC133 into its final results for the 12 months ended 30 September 2003. The only area of potential major impact for ABIL is the recognition, measurement and valuation of the advances portfolio and related provisioning. The approach prescribed by AC133 is largely consistent with the previous methods used by ABIL and consequently there has been no material change in the provisions as a direct result of the statement. Any small differences have been included in the income statement charge for movements in provisions.

Reviewed Results

The results have been reviewed by ABIL"s auditors, Deloitte & Touche Chartered Accountants (SA) and their review opinion is available for inspection at ABIL"s registered office.

Declaration Of Final Ordinary Dividend and Special Dividend

On 14 November 2003, the board of directors proposed and approved a final ordinary dividend No 6 of 31 cents per ordinary share.

The board also approved a special dividend No 1 of 100 cents per share.

The two dividends will be paid out simultaneously.

Salient Dates For payment of Dividends:

Last day to trade cum-dividends	Friday, 5 December 2003
Shares commence trading ex-dividends	Monday, 8 December 2003
Record date	Friday, 12 December 2003
Payment date of dividends	Monday,15 December 2003

Share certificates may not be dematerialised or rematerialised between Monday, 8 December 2003 and Friday, 12 December 2003, both days inclusive.

On behalf of the board

Ashley Mabogoane,
Chairman

Gordon Schachat,
Deputy Chairman

Leon Kirkinis,
Chief Executive Officer

14 November 2003

STATEMENT OF CHANGES IN EQUITY FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2003

Non-
distri-

R000	Share capital	Non-distributable reserves
Balance at 30 September 2001	12 858	81 713
Dividends paid		
Cancellation of treasury shares held by subsidiary	(429)	
Employee share trust shares issued to employees (cost)		
Loss incurred on group employees acquiring ABIL share trust shares		
Transfer from non-distributable to distributable reserves		(81 713)
Net income for the year		
Balance at 30 September 2002	12 429	0
Dividends paid		
Employee share trust shares issued to employees (cost)		
Loss incurred on group employees acquiring ABIL share trust shares		
Treasury shares acquired by subsidiary		
Net income for the year		
Balance at 30 September 2003	12 429	0

R000	Distri-butable reserves	Treasury shares	Total
Balance at 30 September 2001	2 191 249	(233 596)	2 052 224
Dividends paid	(132 027)		(132 027)
Cancellation of treasury shares held by subsidiary	(150 197)	150 626	0
Employee share trust shares issued to employees (cost)		20 532	20 532
Loss incurred on group employees acquiring ABIL share trust shares		(6 073)	(6 073)
Transfer from non-distributable to distributable reserves	81 713		0
Net income for the year	498 866		498 866
Balance at 30 September 2002	2 489 604	(68 511)	2 433 522
Dividends paid	(206 066)		(206 066)
Employee share trust shares issued to employees (cost)		37 849	37 849
Loss incurred on group employees acquiring			

ABIL share trust shares		(11 792)	(11 792)
Treasury shares acquired by subsidiary		(124 664)	(124 664)
Net income for the year	659 902		659 902
Balance at 30 September 2003	2 943 440	(167 118)	2 788 751

Note 1:

In accordance with Generally Accepted Accounting Practice, neither the final ordinary dividend of 31 cents and the special dividend of 100 cents, nor the associated STC have been reflected as a deduction from equity as at 30 September 2003.

ADVANCES ANALYSIS

R000	% growth	30 September 2003	30 September 2002
Lending books	12,5	4 137 734	3 678 355
African Bank Retail	11,2	3 430 358	3 084 305
Payroll - Corporates and Other	(16,8)	1 503 814	1 806 908
Retail/debit order	51,5	1 761 261	1 162 426
Standard Bank joint venture	43,8	165 283	114 971
Specialised Lending	19,1	707 376	594 050
Credit Indemnity	27,9	315 641	246 711
Miners Credit Guarantee	(3,1)	270 785	279 360
Commercial Vehicle Finance	71,3	114 399	66 797
ABCommerce	n/a	5 008	-
Quatro	30,5	1 543	1 182
Pay down books	(37,6)	2 176 363	3 488 285
African Bank Retail	(38,3)	1 930 597	3 127 826
Persal	(37,5)	457 543	731 559
Saambou PLB	(38,5)	1 473 054	2 396 267
Specialised Lending	(31,8)	245 766	360 459
Gilt Edged Management Services	(35,2)	135 220	208 560
African Contractor Finance	(21,6)	110 546	141 028
Safrich	(100,0)	-	10 871
Total	(11,9)	6 314 097	7 166 640
Average gross interest-bearing advances	3,4	5 414 818	5 237 697

ADVANCES WALKFORWARD ANALYSIS (AFRICAN BANK RETAIL)

R000	Lending books	Persal	Saambou PLB	Total
Gross advances as at 30 September 2002	3 084 305	731 559	2 396 267	6 212 131

New loans granted - 1st half	1 005 944	0	0	1 005 944
- 2nd half	1 209 789	0	0	1 209 789
Loans transferred (note 1)	208 355	0	(208 355)	0
Net receipts	(1 677 604)	(171 493)	(476 269)	(2 325 366)
Interest, charges and adjustments	1 139 433	97 611	517 613	1 754 657
Gross cash receipts	(2 817 037)	(269 104)	(993 882)	(4 080 024)
Bad debts written off	(400 431)	(102 524)	(238 589)	(741 544)
Balance as at 30 September 2003	3 430 358	457 543	1 473 054	5 360 955

Note 1:

Payroll loans converted onto African Bank systems in June 2003.

ASSET QUALITY ANALYSIS AS AT 30 SEPTEMBER 2003

	African Bank Retail	
R000	2003	2002
Advances		
Performing	3 024 159	3 450 076
Non-performing	2 336 796	2 762 055
Total	5 360 955	6 212 131
Provisions and reserves		
Portfolio provision	20 417	31 708
Specific provisions	1 575 073	1 960 700
Stangen credit life reserves	88 466	85 607
Total provisions	1 683 956	2 078 015
Other insurance coverage	46 665	109 464
Total provisions and reserves	1 730 621	2 187 479

12 months		
	Sept 03	Sept 02
Ratios		
NPLs as a % of	43,6	44,5

total advances		
Total provisions as % of NPLs (NPL cover)	74,1	79,2
Total provisions and reserves as % of total advances	32,3	35,2
Income statement charge for bad debt as % of average advances	6,4	5,4
Bad debt write-offs as % of average gross advances	13,0	7,3
Bad recoveries as a % of write-offs	7,9	4,3

ASSET QUALITY ANALYSIS AS AT 30 SEPTEMBER 2003

	Specialised Lending		Total	
R000	2003	2002	2003	2002
Advances				
Performing	664 663	726 902	3 688 822	4 176 978
Non-performing	288 479	227 607	2 625 275	2 989 662
Total	953 142	954 509	6 314 097	7 166 640
Provisions and reserves				
Portfolio provision	9 643	24 529	30 060	56 237
Specific provisions	218 393	162 116	1 793 466	2 122 816
Stangen credit life reserves	2 359	1 781	90 825	87 388
Total provisions	230 395	188 426	1 914 351	2 266 441

Other insurance coverage	0	0	46 665	109 464
Total provisions and reserves	230 395	188 426	1 961 016	2 375 905
12 months				
	Sept 03	Sep 02	Sept 03	Sept 02
Ratios				
NPLs as a % of total advances	30,3	23,8	41,6	41,7
Total provisions as % of NPLs (NPL cover)	79,9	82,8	74,7	79,5
Total provisions and reserves as % of total advances	24,2	19,7	31,1	33,2
Income statement charge for bad debt as % of average advances	16,6	21,3	8,2	10,6
Bad debt write-offs as % of average gross advances	14,0	18,2	13,1	12,2
Bad recoveries as a % of write-offs	12,1	13,5	8,5	6,8

Board of directors:
AS Mabogoane (Chairman), G Schachat (Deputy Chairman)*, L Kirkinis (CEO)*,
JA de Ridder*, DB Gibbon, BD Goba, A Fourie*, AG Herselman*, JJ Kekane,
SA Levitt, R Naidoo, BJT Shongwe, BPF Steele, GZ Steffens (German), TM
Sokutu*,
DFG Tembe (Mozambique), A Tugendhaft, DF Woollam*
*Executive
Group Secretary:
S Martin
African Bank Investments Limited
Registered office:
59 16th Road,
Midrand, 1685
Share transfer secretaries:

Computershare Limited
70 Marshall Street,
Johannesburg, 2001
PO Box 1053,
Johannesburg, 2000
This announcement, together with a financial presentation, is available on the African Bank Investments Limited website at: http://www.africanbank.co.za
Date: 17/11/2003 07:16:54 AM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



Trading statement and cautionary announcement

16 October 2003

Shareholders are advised that headline earnings per share for the second half of 2003 will be materially higher than the 58,8 cents per share reported for the second half of 2002.

In terms of the revised Listings Requirements of the JSE Securities Exchange South Africa ("JSE Listings Requirements"), listed companies are required to publish a trading statement as soon as they become aware that the financial results for the next reporting period will be materially different to that of the previous corresponding period.

ABIL is currently finalising its results for the year ended 30 September 2003, which are expected to be released on 17 November 2003.

Shareholders are advised that headline earnings per share for the second half of 2003 will be materially higher than the 58,8 cents per share reported for the second half of 2002.("Materially" being an increase of between 10% and 30%, as defined in paragraph 3.4(b) of the JSE Listings Requirements).

Similarly, the headline earnings per share for the twelve months ended 30 September 2003 will be substantially higher than the 104,4 cents per share reported for the previous year. ("Substantially" being an increase of more than 30%, as defined in paragraph 3.4(b) of the JSE Listings Requirements).

The above earnings information has not been reviewed or reported on by the company's auditors. As a result, shareholders are advised to exercise caution when dealing in ABIL shares until the publication of the annual results when more detailed information will be provided.

Source: African Bank

[CLOSE]

2003-10-16 12:24:15

African Bank Investments Limited - Trading Statement And Cautionary Announcemet

AFRICAN BANK INVESTMENTS LIMITED

(Incorporated in the Republic of South Africa)

(Registered bank controlling company)

(Registration number 1946/021193/06)

(Share code: ABL)(ISIN: ZAE000030060)

("ABIL" or "the company")

TRADING STATEMENT AND CAUTIONARY ANNOUNCEMENT

In terms of the revised Listings Requirements of the JSE Securities Exchange South Africa ("JSE Listings Requirements"), listed companies are required to publish a trading statement as soon as they become aware that the financial results for the next reporting period will be materially different to that of the previous corresponding period.

ABIL is currently finalising its results for the year ended 30 September 2003, which are expected to be released on 17 November 2003.

Shareholders are advised that headline earnings per share for the second half of 2003 will be materially higher than the 58,8 cents per share reported for the second half of 2002.("Materially" being an increase of between 10% and 30%, as defined in paragraph 3.4(b) of the JSE Listings Requirements).

Similarly, the headline earnings per share for the twelve months ended 30 September 2003 will be substantially higher than the 104,4 cents per share reported for the previous year. ("Substantially" being an increase of more than 30%, as defined in paragraph 3.4(b) of the JSE Listings Requirements).

The above earnings information has not been reviewed or reported on by the company"s auditors. As a result, shareholders are advised to exercise caution when dealing in ABIL shares until the publication of the annual results when more detailed information will be provided.

Sandton

16 October 2003

Sponsor

Deutsche Securities (SA) (Proprietary) Limited

Date: 16/10/2003 12:24:16 PM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



ABIL recruits top retailer as head of its innovation centre

13 October 2003

African Bank Investments Limited has appointed Antonio (Toni) Fourie as an executive director of Abil and African Bank Ltd, and Head of its Innovation Centre.

As Head of the Innovation and Business Optimisation thrust, Fourie's main focus will be on identifying new opportunities which will bring innovation to the existing business operations within the bank's core focus areas. In giving effect to the mission of the Innovation Centre his responsibilities will include innovation in the areas of new product offerings to existing clients, new delivery methodologies and channels to existing and new clients, and new client acquisition strategies.

In addition to the above, he will focus on reviewing the competitiveness of Abil's existing retail offering to its clients across all divisions.

Fourie's extensive experience over 20 years includes senior positions in a number of South Africa's major retailers, and more recently Makro, Dion and Massdiscounters within the Massmart Group, and Connection Group Holdings.

"Toni's appointment will substantially bolster Abil's strong executive management team with the unique expertise he brings into the business," said Kirkinis.

Source: African Bank Communications

[CLOSE]

2003-10-13 08:00:04
AFRICAN BANK INVESTMENTS LIMITED - ABIL RECRUITS TOP RETAILER AS HEAD OF ITS
INNOVATION CENTRE

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN: ZAE000030060)
("ABIL")

ABIL RECRUITS TOP RETAILER AS HEAD OF ITS INNOVATION CENTRE

ABIL has appointed Antonio Fourie as an executive director of ABIL and African Bank Ltd, and Head of ABIL"s Innovation Centre. Fourie was previously CEO of Connection Group Holdings Ltd with Incredible Connection and Enterprise Connection in its stable.

As Head of the Innovation and Business Optimisation thrust, Fourie"s main focus will be on identifying new opportunities which will bring innovation to the existing business operations within the bank"s core focus areas. In giving effect to the mission of the Innovation Centre his responsibilities will include innovation in the areas of new product offerings to existing clients, new delivery methodologies and channels to existing and new clients, and new client acquisition strategies.

In addition to the above, he will focus on reviewing the competitiveness of ABIL"s existing retail offering to its clients across all divisions.

Fourie"s extensive experience over twenty years, includes senior positions in a number of South Africa"s major retailers and more recently, Makro, Dion and Massdiscounters within the Massmart Group, and Connection Group Holdings.

"Toni"s appointment will substantially bolster ABIL"s strong executive management team with the unique expertise he brings into the business," said Kirkinis.

For further information, please contact:

Leon Kirkinis
CEO: ABIL
Tel : (011) 256 9239
Toni Fourie
Tel : 083-222-9907

Sandton
13 October 2003

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Date: 13/10/2003 08:00:06 AM Produced by the JSE SENS Department

2003-10-01 16:01:32

AFRICAN BANK INVESTMENTS LIMITED - DIRECTOR"S DEALINGS - ACCEPTANCE OF OPTIONS

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Share code: ABL
ISIN: ZAE000030060
("ABIL")

DIRECTORS" DEALINGS - ACCEPTANCE OF OPTIONS

ABIL announces that, as part of the annual salary and performance review conducted at the end of each financial year, the Board of Directors has issued the following options to its executive directors. The options are granted in terms of the rules of the African Bank Investments Limited Employee Share Participation Scheme, which sets the strike price at the volume weighted average price of the month preceding the current quarter.

Director: Leon Kirkinis
Company: African Bank Investments Ltd
Nature of transaction: Acceptance of options
Number of options: 2 500 000
Option issue date: 30 September 2003
Option strike price (Cents): 635
Exercise period: No later than 30 September 2010
Vesting period: 20% per annum starting on 30 September 2004
Total value (Rands): Nil
Security class: Ordinary shares

Director: Gordon Schachat
Company: African Bank Investments Ltd
Nature of transaction: Acceptance of options
Number of options: 2 000 000
Option issue date: 30 September 2003
Option strike price (Cents): 635
Exercise period: No later than 30 September 2010
Vesting period: 20% per annum starting on 30 September 2004
Total value (Rands): Nil
Security class: Ordinary shares

Director: Tami Sokutu
Company: African Bank Investments Ltd
Nature of transaction: Acceptance of options
Number of options: 3 000 000
Option issue date: 30 September 2003
Option strike price (Cents): 635
Exercise period: No later than 30 September 2010
Vesting period: 20% per annum starting on 30 September 2004
Total value (Rands): Nil
Security class: Ordinary shares

Director: Dave Woollam
Company: African Bank Investments Ltd

Nature of transaction: Acceptance of options
Number of options: 1 000 000
Option issue date: 30 September 2003
Option strike price (Cents): 635
Exercise period: No later than 30 September 2010
Vesting period: 20% per annum starting on 30 September 2004
Total value (Rands): Nil
Security class: Ordinary shares
Director: Angus Herselman
Company: African Bank Investments Ltd
Nature of transaction: Acceptance of options
Number of options: 1 000 000
Option issue date: 30 September 2003
Option strike price (Cents): 635
Exercise period: No later than 30 September 2010
Vesting period: 20% per annum starting on 30 September 2004
Total value (Rands): Nil
Security class: Ordinary shares
Director: Johan de Ridder
Company: African Bank Investments Ltd
Nature of transaction: Acceptance of options
Number of options: 1 000 000
Option issue date: 30 September 2003
Option strike price (Cents): 635
Exercise period: No later than 30 September 2010
Vesting period: 20% per annum starting on 30 September 2004
Total value (Rands): Nil
Security class: Ordinary shares
Sandton
1 October 2003
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Date: 01/10/2003 04:01:35 PM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



African Bank ready to extract efficiencies from divisionalisation

16 September 2003

As previously communicated to shareholders, African Bank Investments Limited (Abil) has initiated certain strategies, including the integration of the Collections business, the divisionalisation of the Specialised Lending operations, and the simplification of business structures that will result in increased efficiencies across the group.

In light of the above, Abil CEO Leon Kirkinis said today that it has now entered a consultative process with a number of its business units to evaluate their ongoing business requirements, which would have the effect of reducing the sustainable cost base of the group and is likely to involve a gradual realignment of the group's cost structures over the next 18 months.

Source: African Bank Communications

[CLOSE]

African Bank Investments Limited - African Bank To Extract Efficiencies From Divisionalisation
African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
(ISIN: ZAE000030060)
(Share code: ABL)
("Abil")
African Bank To Extract Efficiencies From Divisionalisation
As previously communicated to shareholders, Abil has initiated certain strategies, including the integration of the Collections business, the divisionalisation of the Specialised Lending operations, and the simplification of business structures that will result in increased efficiencies across the group.
In light of the above, Abil CEO Leon Kirkinis said today that it has now entered a consultative process with a number of its business units to evaluate their ongoing business requirements, which would have the effect of reducing staff numbers. This process is likely to extend over the next 12 to 18 months.
Sandton
15 September 2003
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 16/09/2003 08:00:23 AM Produced by the JSE SENS Department

AFRICAN BANK INVESTMENTS LIMITED - AFRICAN BANK LIMITED DOMESTIC MEDIUM TERM NOTE PROGRAMME

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN code: ZAE000030060)
("ABIL")

AFRICAN BANK LIMITED DOMESTIC MEDIUM TERM NOTE PROGRAMME

The management of ABIL said on Friday that its major subsidiary, African Bank Limited, had launched a R1 billion corporate bond with a coupon of 11.75% that will mature on 18 September 2006. The bond is the second tranche of senior unsecured bonds issued under the R3.5 billion domestic medium term note programme, complementing the existing R1 billion ABL1 bond due to mature in February 2005.

Sandton
12 September 2003
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Date: 12/09/2003 01:41:01 PM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



African Bank raises R1 billion in new funds

12 September 2003

African Bank Ltd, the major operating subsidiary of African Bank Investments Limited (ABIL), has raised R1 billion under its domestic medium term note programme (DMTN), ABIL announced today.

The corporate bond, with a coupon of 11,75%, matures in September 2006. It is the second tranche of senior unsecured bonds issued by the bank under its R3,5 billion DMTN programme, complementing the existing R1 billion ABL1 bond which matures in February 2005.

ABIL says that the funds will be utilised to further strengthen the bank's balance sheet, as well as to refinance more expensive debt facilities.

Source: African Bank Communications

[CLOSE]


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



African Bank Limited Domestic Medium Term Note Programme

21 August 2003

The management of ABIL announces that it is currently investigating the issue of a new tranche of senior unsecured bonds under the existing R3.5 billion ...

African Bank Limited Domestic Medium Term Note Programme
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)(ISIN code: ZAE000030060)
("ABIL")

African Bank Limited Domestic Medium Term Note Programme
The management of ABIL announces that it is currently investigating the issue of a new tranche of senior unsecured bonds under the existing R3.5 billion medium term note programme of its major subsidiary, African Bank Limited.

Sandton
21 August 2003

Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 21/08/2003 12:35:49 PM Produced by the JSE SENS Department

---

[CLOSE]

African Bank Limited Domestic Medium Term Note Programme
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)(ISIN code: ZAE000030060)
("ABIL")
African Bank Limited Domestic Medium Term Note Programme
The management of ABIL announces that it is currently investigating the issue of a new tranche of senior unsecured bonds under the existing R3.5 billion medium term note programme of its major subsidiary, African Bank Limited.
Sandton
21 August 2003
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 21/08/2003 12:35:49 PM Produced by the JSE SENS Department


AFRICAN
BANK
African Bank Investments Limited


RECEIVED
2004 AUG 31 A 8:59

African Bank Limited credit rating

12 August 2003

The management of ABIL announce that, following discussions and by mutual agreement with Fitch Ratings, they have requested Fitch Ratings to withdraw its rating of African Bank Limited, the major operating subsidiary in the ABIL group.

The management of ABIL announce that, following discussions and by mutual agreement with Fitch Ratings, they have requested Fitch Ratings to withdraw its rating of African Bank Limited, the major operating subsidiary in the ABIL group.

Source: African Bank

[CLOSE]

2003-08-12 16:17:14

African Bank Investments Limited - Credit rating

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)(ISIN code: ZAE000030060)
("ABIL" or "the company")

African Bank Limited credit rating

The management of ABIL announce that, following discussions and by mutual agreement with Fitch Ratings, they have requested Fitch Ratings to withdraw its rating of African Bank Limited, the major operating subsidiary in the ABIL group.

Sandton
12 August 2003

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Date: 12/08/2003 04:17:16 PM Produced by the JSE SENS Department

2003-08-07 07:05:07

African Bank Investments Limited - Quarterly operational update

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Share code: ABL
ISIN: ZAE000030060

African Bank Investments Limited Quarterly operational update for the third quarter ending 30 June 2003

1. INTRODUCTION

In order to communicate operating performance more regularly than the six-monthly statutory reporting periods, African Bank Investments Limited ("ABIL") publishes quarterly operational updates. These updates focus primarily on the size and composition of the advances book as well as the levels of non-performing loans ("NPLs") and provisions, which together constitute the primary drivers of profitability in the group. It is important to note that while the update gives an indication of these factors as well as any other pertinent issues, these do not necessarily reflect overall profitability levels of the group.

ABIL distinguishes between "lending books", being advances books in which lending is continuing and "pay down books", being books that are being unwound and in which no new lending is taking place. This is done in order to facilitate enhanced disclosure regarding asset quality and growth, given the significant changes that have taken place in the ABIL advances portfolios over the last three years.

2. MARKET CONDITIONS

Market conditions have continued to improve steadily over the past quarter. Lower inflation, interest and tax rate cuts and increasing financial discipline contributed to a general easing of the financial position of our clients. This combined with enhanced credit underwriting caused the credit default rate on new loans to remain significantly below that of the equivalent period in 2002. Lower default rates have allowed the group to relax its credit criteria marginally, which has translated into increased sales on the back of the strong demand for credit.

NPLs continued to improve over the past quarter, down from R2 989,6 million in September 2002 to
R2 713,8 million in June 2003, a fall of R275,8 million. Credit quality indicators continue to support a further reduction in NPLs.

Provision coverage to NPLs has reduced slightly to 77,0% (Sept 2002: 79,5%) as a result of higher write-offs of loans that were fully provided for, and better recovery rates on remaining non-performing loans.

The total advances portfolio declined by 10,5% over the nine months. Excluding the paydown books, advances growth in the lending books of African Bank Retail and Specialised Lending was 3,7% for this period.

ABIL remains well positioned to deliver its targeted returns on assets and equity, thereby generating real shareholder value.

3. CREDIT RATING

CA-Ratings announced on 30 July 2003 that they have upgraded their rating of African Bank Limited, a wholly owned subsidiary of ABIL, to a A-(long-term) and A1(short-term). The higher rating should have a positive effect on African Bank"s funding cost over time.

4. GROSS ADVANCES

The table below sets out the composition of the gross advances book as at 30 June 2003 and the movements since 30 September 2002.

ABIL GROUP - ADVANCES ANALYSIS

R000"s	% growth	30 June 2003	30 September 2002
African Bank RETAIL	(11,7)	5 485 204	6 212 131
Lending books	2,6	3 163 654	3 084 305
Payroll	(16,7)	1 504 494	1 806 908
Retail/debit order	30,3	1 514 881	1 162 426
Standard Bank joint venture	25,5	144 279	114 971
Pay-down books	(25,8)	2 321 550	3 127 826

Payroll - Persal	(29,1)	518 682	731 559
Saambou PLB	(24,8)	1 802 868	2 396 267
Specialised lending	(2,5)	930 275	954 509
Lending books	9,7	663 794	604 921
Credit Indemnity	13,4	279 774	246 711
Miners Credit Guarantee	(0,8)	277 044	279 360
A1 taxi	51,6	101 266	66 797
AB Commerce	-	4 184	-
Other	(87,3)	1 526	12 053
Pay-down books	(23,8)	266 481	349 588
Gilt Edged Management Services	(26,6)	152 985	208 560
African Contractor Finance	(19,5)	113 496	141 028
Total	(10,5)	6 415 479	7 166 640

African Bank Retail advances fell by 11,7% in the nine months since September 2002, mainly as a result of the collection on the Persal and Saambou PLB books. Excluding these, organic growth within the division"s lending portfolio was up 2,6% for the nine months. The trend towards more high yielding retail and less payroll-based lending continued over the period. The advances book in the Standard Bank joint venture have started to accelerate, with advances increasing by 11,1% over the past quarter.

The Specialised Lending Division reduced its gross advance levels by 2,5% over the period. The loan books of the two businesses that are being wound down decreased by 23,8%, while the advances within the continuing businesses increased by 9,7% or 13% annualised.

The following table sets out the movements in the African Bank Retail book over the period. In addition, the table highlights the strong cash flow of the division with over R3 billion being collected in the nine months.

ADVANCES ANALYSIS - African Bank Retail

	Pay-down books			
R000"s	Lending books	Persal	Saambou PLB	Total
Gross advances as at 30 September 2002	3 084 305	731 559	2 396 267	6 212 131
New loans granted	1 534 469	-	-	1 534 469
Net receipts	(1 150 753)	(130 443)	(395 832)	(1 677 028)
Interest and charges accrued	863 413	85 020	396 840	1 345 273
Gross cash receipts	(2 014 166)	(215 463)	(792 672)	(3 022 301)
Bad debts written off	(311 839)	(174 962)	(197 567)	(584 368)
Balance as at 30 June 2003	3 156 182	526 154	1 802 868	5 485 204

Given the levels of NPLs and provisions, relatively high levels of write-offs should be expected as the credit bubble unwinds and they will remain a feature over the next few reporting periods. The sizeable write-offs also affect the level of the advances book. Write-offs have reduced the book by R584,4 million in the first nine months of this financial year, which is equivalent to 38,1% of new loans granted.

5. NON-PERFORMING LOANS

	African Bank Retail (excl Saambou)		Saambou PLB	
R000"s	Jun 03	Sep 02	Jun 03	Sep 02
Advances				
Performing	2 348 698	2 435 268	702 602	1 014 808
Non-performing	1 333 638	1 380 596	1 100	1 381

Total	3 682 336	3 815 864	1 802 868	2 396 267
NPLs as a % of total advances	36,2	36,2	61,0	57,7

	Specialised lending		Total	
	Jun 03	Sep 02	Jun 03	Sep 02
	650 378	726 902	3 701 678	4 176 978
	279 897	227 607	2 713 801	2 989 662
	930 275	954 509	6 415 479	7 166 640
	30,1	23,8	42,3	41,7

Non-performing loans fell by R66,3 million (2,4%) for the quarter, reducing NPLs by R275,9 million or 9,2% for the nine months from 30 September 2002, from R2 989,6 million to R2 713,8 million. NPLs as a percentage of total advances increased slightly from 41,7% to 42,3% as a result of the decline in the advances book.

Non-performing loans within African Bank Retail division, excluding the Saambou PLB declined by
R47,0 million over the three quarters while remaining constant as a percentage of advances at 36,2%. NPLs in the Saambou PLB book fell by R281,2 million during this period. As expected, the rapid pay down of the performing Saambou PLB have caused NPLs as a percentage of advances to increase to 61,0% from 57,7% in September 2002.

NPLs in Specialised Lending as a whole, increased by R52,3 million. NPLs in the lending books reduced by R16,9 million or 14,8% over the period, while NPLs in the pay-down books have increased by R69,1 million.

The total value of advances on which interest has been suspended as at 30 June 2003 was R1 200 million (Mar 2003: R1 192 million). The margins calculated using the gross interest-bearing advances have improved over the period, as the mix in the lending books continued to change towards high yielding products.

6. PROVISIONS

ABIL GROUP - ASSET QUALITY ANALYSIS

R000"s	Jun 03	Mar 03	Dec 02	Sep 02
Advances				
Performing	3 701 678	3 882 333	4 013 300	4 176 978
Non-performing	2 713 801	2 780 139	2 904 800	2 989662
Total	6 415 479	6 662 472	6 918 100	7 166 640
Provisions and reserves				
General	42 293	44 504	52 825	56 237
Specific	1 865 986	1 956 673	2 059 538	2 122 816
Stangen credit life reserves	101 421	101 041	98 392	87 388
Total provisions	2 009 700	2 102 218	2 210 755	2 266 441
Other insurance coverage	80 342	87 923	92 740	109 464
Total provisions and reserves	2 090 042	2 190 141	2 303 495	2 375 905
Ratios (%)				
NPLs as a % of total advances	42,3	41,7	42,0	41,7
Total provisions as % of NPLs (NPL cover)	77,0	78,8	79,3	79,5
Specific provisions as	29,1	29,4	29,8	29,6

% of total advances				
General provisions as % of total advances	0,7	0,7	0,7	0,8
Credit life reserves as % of total advances	2,8	2,8	2,8	2,7
General provisions as a % of total advances	0,8			
Total provisions and reserves as a % of total advances	32,6	32,9	33,3	33,1
Bad debt write-offs as % of average gross advances	13,0	11,4	9,7	12,2

Provisions to gross advances remained steady at 32,6% with coverage being maintained at constant levels. Write-offs were an annualised 13%, slightly higher with the 12,2% achieved in the 2002 financial year.

7. CREDIT QUALITY INDICATORS

Vintage curves track each month"s new loans and plot the cumulative proportion of that portfolio that migrates to non-performing status. The latest vintage curves are set out below.

NPC %	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	2
Jan "01	0.7%	5.4%	7.4%	10.1%	11.4%	13.3%	14.0%	14.5%	16.5%	16.7%	17.3%	17.7%	18.2%	18.0%	18.3%	17.8%	17.8%	17.5%	17.3%	17.0%	1.
Feb "01	0.1%	3.3%	5.9%	7.6%	9.2%	11.0%	10.8%	14.1%	13.6%	15.5%	14.3%	16.4%	14.9%	16.9%	14.9%	16.8%	14.5%	16.6%	14.3%	16.3%	1.
Mar "01	0.4%	5.4%	7.2%	9.5%	10.6%	11.1%	13.7%	14.1%	15.1%	15.4%	15.6%	15.9%	16.2%	16.1%	16.1%	15.9%	15.7%	15.6%	15.5%	15.0%	1.
Apr "01	0.3%	4.8%	7.9%	9.8%	10.5%	13.3%	13.3%	14.8%	14.3%	15.8%	14.7%	16.6%	15.1%	16.7%	15.1%	16.6%	14.6%	16.4%	14.4%	16.1%	1.
May "01	0.5%	4.6%	6.5%	7.0%	10.2%	10.9%	12.5%	12.5%	13.9%	14.3%	14.7%	15.0%	15.3%	15.3%	15.2%	15.1%	15.0%	14.9%	14.7%	13.8%	1.
Jun "01	0.3%	4.0%	4.7%	9.1%	9.8%	12.3%	11.4%	13.8%	12.8%	15.1%	13.4%	15.6%	13.8%	15.8%	13.5%	15.9%	13.4%	15.7%	13.0%	15.4%	1.
Jul "01	0.3%	3.2%	9.3%	10.5%	12.4%	12.6%	14.1%	14.3%	14.5%	14.7%	14.9%	15.2%	15.5%	15.4%	15.4%	15.2%	15.1%	15.1%	15.1%	14.1	
Aug "01	0.4%	5.1%	7.2%	9.7%	10.1%	11.8%	11.5%	13.5%	13.0%	14.6%	13.8%	15.4%	14.3%	16.1%	14.8%	16.2%	14.8%	16.5%	14.9		
Sept"01	0.3%	4.9%	7.5%	9.0%	11.2%	11.5%	12.9%	13.2%	14.4%	14.7%	15.3%	15.6%	16.0%	16.2%	16.3%	16.4%	16.5%	16.2			
Oct "01	0.5%	3.9%	5.8%	8.0%	9.4%	11.3%	11.7%	13.1%	13.4%	14.5%	14.0%	15.7%	14.8%	16.0%	15.1%	16.2%	15.0				
Nov "01	0.3%	2.9%	5.5%	8.0%	9.8%	11.5%	12.2%	13.5%	13.9%	14.4%	14.9%	15.5%	15.5%	15.7%	15.7%	15.8					

Dec "01	0.3%	3.8%	7.1%	9.9%	11.4%	12.8%	13.5%	14.6%	14.2%	15.7%	14.8%	16.0%	14.8%	16.0%	14.6%
Jan "02	0.3%	3.0%	5.6%	7.6%	9.2%	10.6	11.4	11.6	12.6	12.9	13.1	13.2	13.3	13.3	

% % % % % % % % %

Feb 0. 2. 5. 7.1 8. 10 10 12 12 13 12 13 12
"02 1% 5% 0% % 6% .4 .5 .3 .1 .3 .7 .8 .7
% % % % % % % %

Mar 0. 2. 4. 6.2 7. 8. 9. 10 11 11 12 12
"02 1% 2% 2% % 6% 6% 8% .8 .1 .9 .0 .5
% % % % %

Apr 0. 2. 4. 6.3 7. 9. 9. 10 10 12 11
"02 1% 0% 2% % 1% 2% 5% .9 .9 .1 .6
% % % %

May 0. 2. 3. 5.1 6. 8. 8. 9. 10 10
"02 2% 1% 7% % 9% 1% 9% 8% .2 .9
% %

Jun 0. 1. 2. 4.6 5. 7. 7. 9. 9.
"02 1% 2% 3% % 6% 2% 6% 0% 0%
Jul 0. 1. 2. 4.5 5. 7. 8. 8.
"02 1% 1% 9% % 9% 0% 0% 9%
Aug 0. 1. 2. 4.1 5. 7. 7.
"02 1% 2% 6% % 4% 0% 5%
Sep 0. 0. 2. 3.6 4. 6.
t"0 1% 9% 1% % 8% 3%
2
Oct 0. 1. 2. 4.5 5.
"02 1% 3% 8% % 7%
Nov 0. 1. 3. 4.8
"02 1% 3% 0% %
Dec 0. 1. 3.
"02 1% 6% 2%
Jan 0. 0.
"03 1% 9%
Feb 0.
"03 0%

Since the previous year-end, the vintage curves have continued to show improving trends and are projecting peaks between 12% and 14%. This improvement was a result of both holding back credit supply and an improving market environment as customers manage more acceptable levels of credit.

The most recent vintage trends support a slow and careful relaxation of credit supply, which has started to translate into steady growth in advances. The relaxation of the credit criteria has caused an expected slight increase in risk. This process will continue to be carefully managed.

Monthly administration orders stabilised at 1 483, down from approximately 2 300 in September 2002. Persal cancellations continue to decline from a peak of 7 502 in September 2001 to 127 in June 2003 and the collection of this book is performing well.

8. SPECIALISED LENDING

The divisionalisation of the Theta Investments" businesses is progressing well. The divisionalisation of Credit Indemnity and A1 Taxi have been finalised, while the minority stakes in Miners Credit Guarantee have been bought out. Non-core assets have largely been disposed of and this process should be finalised by year-end. Two businesses, GEMS and ACFC are being wound down. It is expected that the integration will unlock cost efficiencies and surplus capital.

9. COLLECTIONS

The average collection rate on the Saambou PLB remains above 70%, with the latest monthly collection rate at 59,5%, still running ahead of original projections. ABIL utilised the better than expected cash flow to make an early repayment of the final instalment on the acquisition, which was due in October 2003.

The new Collections division is progressing well, while the rehabilitation of overlapping clients is also gaining momentum.

10. Costs

ABIL has in the past commented that whilst it operates at a comparably attractive cost-to-income ratio, it also manages costs on a cost-to-assets basis. This latter ratio has climbed from 17,9% in September 2002 to 19,0% by March 2003, as overall advances levels have declined. ABIL has initiated certain

strategies including the integration of the Collections business and the divisionalisation of the Specialised Lending operations, that will result in this ratio beginning to decline.

11. FINANCIAL SERVICES CHARTER

The development of the financial services charter is progressing well. Abil is confident that the delivery of the charter will be beneficial to the industry and the country as a whole and is well poised to meet the challenges arising from the charter.

On behalf of the board

7 August 2003

African Bank Investments Limited (Incorporated in the Republic of South Africa)
(Registered bank controlling company) (Registration number 1946/021193/06)
Share code: ABL ISIN: ZAE000030060
Registered office: 59 16th Road, Midrand, 1685
Share transfer secretaries: Computershare Limited, 70 Marshall Street, Johannesburg, 2001, PO Box 1053, Johannesburg, 2000
Board of directors: Executive directors: L Kirkinis (Chief Executive Officer), G Schachat (Deputy Chairman), JA de Ridder, AG Herselman, TM Sokutu, DF Woollam
Non-executive directors: AS Mabogoane (Chairman), DB Gibbon, BD Goba, JJ Kekane, SA Levitt, R Naidoo, BJT Shongwe, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambican), A Tugendhaft
Group Secretary: S Martin
This announcement is available on the African Bank Investments Limited website at: http://www.africanbank.co.za

Date: 07/08/2003 07:05:53 AM Produced by the JSE SENS Department


AFRICAN
BANK

AFRICAN BANK INVESTMENTS LIMITED


RECEIVED

ABIL to grow advances as bad debts fall

07 August 2003

The quality of African Bank Investments Limited (Abil)'s loan book continued to improve over the last quarter, according to the groups' quarterly trading update released today.

The quality of African Bank Investments Limited (Abil)'s loan book continued to improve over the last quarter, according to the groups' quarterly trading update released today.

Abil said that its credit default rate is now significantly lower than the equivalent period in 2002, and that this has allowed the group to increase sales on the back of stronger demand for credit. Figures released today show that non-performing loans (NPLs) have continued to fall over the past quarter, bringing the year to date reduction to R275,8 million (9,2%) from the September 2002 levels of R2 989,6 million.

The reduction reflects a decline of R46,9 million in the African Bank Retail Lending division, a decline of R281,2 million in the Saambou PLB (Personal Loan Book) and an increase of R52,3 million in the Specialised Lending division (mainly in the discontinued operations within that division). "The leading indicators that we use to monitor the performance of the book show that the reduction in NPLs is supported by an improvement in the economic environment," said CEO, Leon Kirkinis.

Provisions coverage to NPLs has also decreased slightly to 77,0% following higher write-offs of loans that were fully provided for, and improved recovery rates on remaining non-performing loans.

ABIL distinguishes between "lending books", being advances books in which lending is continuing and "pay-down books", being books that are being unwound and in which no new lending is taking place. This is done in order to facilitate enhanced disclosure regarding asset quality and growth, given the significant changes that have taken place in the ABIL advances portfolios over the last three years.

The total advances portfolio declined by 10,5% during the last nine months - mainly as a result of the collection of the Persal and Saambou PLB books.

The trend towards higher yielding retail and less payroll-based lending continued. Advances in the lending books are up by 2,6% in African Bank Retail, and 9,7% in Specialised Lending, with the Standard Bank joint venture growing advances by 11,1% over the last quarter.

Abil also reported significant progress in the consolidation of its various businesses: the divisionalisation of Credit Indemnity and A1 Taxi, now renamed African Bank Commercial Vehicle Finance, into the Specialised Lending division has been finalised, and the minority stakes in Miners Credit Guarantee have been bought out. Cost efficiencies and surplus capital are expected to be unlocked as a result of the incorporation of these businesses into the African Bank stable.

Looking ahead, Abil said that default trends are improving and vintage charts project lower arrears. There has also been a substantial fall in the number of monthly administration orders which have declined from around 2 300 per month nine months ago, to 1500 currently.

African Bank was recently awarded A- (long term) and A1 (short term) credit ratings by CA Ratings. "These upgraded ratings demonstrate the market's confidence in our sustainability and I am comfortable that these trends are now well embedded going forward," said Kirkinis.

Source: Communications Department

[CLOSE]


AFRICAN
BANK


RECEIVED
2004 AUG 31 A 8:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AFRICAN BANK INVESTMENTS LIMITED

African Bank's credit rating upgraded

30 July 2003

ABIL today announced that CA-Ratings have completed a credit rating review of African Bank Ltd and have upgraded the long-term rating to zaA- (strong), previously zaBBB+, and the short term rating from zaA2 to zaA1 (very strong).

African Bank Investments Limited (ABIL) today announced that CA-Ratings (an affiliate of Standard and Poor's) have completed a credit rating review of it's major subsidiary, African Bank Ltd, and have upgraded the long-term rating to zaA- (strong), previously zaBBB+, and the short term rating from zaA2 to zaA1 (very strong).

David Woollam, ABIL's Financial Director, said, "This is a major milestone for the ABIL Group. We have emerged from the banking crisis of last year intact, stronger and more resilient, and this credit rating upgrade reinforces this."

The majority of African Bank funding liabilities are from the wholesale markets and are predominantly medium to long term. The credit rating upgrade will not only strengthen the Group's ability to maintain a stable funding base, but will also in time lead to a lower cost of funding. Woollam added: "Our funding sustainability is key to the Group's long term focus on optimising return on shareholder funds, and this credit rating upgrade is an important step towards achieving this objective."

CA-Ratings said, in their report, that African Bank has a built up a strong reputation as a niche provider of unsecured personal loans to the low end of the market. They further commented that, provisioning is maintained at high levels commensurate with the risk of the industry and that profitability of the group remains sound.

"Capital adequacy of the group at 43.6% is very high and it is management's intent to keep the group well capitalised" said CA-Ratings.

Source: David Woollam

[CLOSE]

2003-07-30 16:31:17

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)(ISIN code: ZAE000030060)
("ABIL" or "the company")

Upgraded credit rating

The directors of ABIL are pleased to announce that CA-Ratings have completed a credit rating review of African Bank Limited ("African Bank"), a wholly owned subsidiary of ABIL, and have upgraded its domestic long-term rating for African Bank to zaA-(indicating a "strong" ability to meet long-term obligations) and its short-term rating to zaA1(indicating a "very strong" ability to meet short-term obligations).

African Bank"s previous ratings were zaBBB+ (long-term) and zaA2 (short-term).

A copy of CA-Ratings" executive summary is available on the ABIL website at www.africanbank.co.za

Sandton
30 July 2003

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Date: 30/07/2003 04:31:19 PM Produced by the JSE SENS Department

2003-07-23 16:52:02

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number: 1946/021193/06)
(Share code: ABL)
(ISIN code: ZAE000030060)
("ABIL" or "the company")

HACKING OF ABIL INTERNET SITE

ABIL confirmed today that its internet site, www.africanbank.co.za , was hacked into by an unknown party on Sunday 20 July 2003. No permanent damage was done to the site and the home page was replaced within a few hours.

The ABIL website, which is purely for information purposes is not used for any electronic trading and shares a server at an off-site service provider with other website(s). Client records and loan data were not compromised as they reside in a completely different environment.

Sandton
23 July 2003
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Date: 23/07/2003 04:52:05 PM Produced by the JSE SENS Department

2003-06-06 14:44:01

African Bank Investments Limited - Changes To The Board Of Directors

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
(ISIN: ZA000030060)
(Share code: ABL)
("ABIL" or "the Company")

CHANGES TO THE BOARD OF DIRECTORS

The Board of Directors of ABIL wishes to announce the appointment of Bahle Goba, as non-executive director and Angus Herselman, as executive director to the Board of Directors of ABIL. Bahle is a partner and founding member of Nokusa Consulting, which has extensive experience in change management, transformation and organisational improvement processes. Angus has been with African Bank since 1999 and heads the Collections Division.

Midrand
6 June 2003

Issued by:
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Date: 06/06/2003 02:44:03 PM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



Repurchase of shares in ABIL on the open market

03 June 2003

The directors of ABIL are authorised to announce the repurchase of 20 000 000 (4,0% of the issued ordinary shares) of the company's own shares on the open market.

Repurchase

The directors of ABIL are authorised to announce the repurchase of 20 000 000 (4,0% of the issued ordinary shares) of the company's own shares on the open market, acting on the general authority granted to the directors by ABIL shareholders at the annual general meeting held on Friday, 28 February 2003 ("the general authority"). This purchase was conducted on 30 May 2003.

Related Link: http://www.africanbank.co.za/downloads/ABIL_Repurchase_Eng.pdf

[CLOSE]

2003-06-02 15:53:25

Repurchase of shares in ABIL on the open market

AFRICAN BANK INVESTMENTS LIMITED

(Incorporated in the Republic of South Africa)

(Registered bank controlling company)

(Registration number 1946/021193/06)

(Share code: ABL)(ISIN code: ZAE000030060)

("ABIL" or "the company")

Repurchase of shares in ABIL on the open market

1. Repurchase

The directors of ABIL are authorised to announce the repurchase of 20 000 000 (4,0% of the issued ordinary shares) of the company"s own shares on the open market, acting on the general authority granted to the directors by ABIL shareholders at the annual general meeting held on Friday 28 February 2003 ("the general authority"). This purchase was conducted on 30 May 2003.

2. Details of the share repurchase on 30 May 2003

The details of the share repurchase on 30 May 2003 is set out below:

* Number of ordinary shares repurchased 20 000 000
* Percentage of the company"s issued ordinary shares 4,0%
* Total value of ordinary shares purchased R124 000 000
* Highest value paid per ordinary share purchased 620 cents
* Lowest value paid per ordinary share purchased 620 cents
* Number of ordinary shares which may still be repurchased by the company in terms of the general authority 79 431 112
* Percentage of the company"s issued ordinary shares which may still be repurchased by the company in terms of the general authority 16,0%

3. Source of funds

The share repurchase was implemented using existing cash resources.

4. Directors" opinion

The directors of ABIL have considered the effects of the share repurchase and are unanimously of the opinion that:

* the company and the group will be able to meet their debt obligations in the ordinary course of business for a period of 12 months after the date of this announcement;
* the assets of the company and the group, fairly valued in accordance with Generally Accepted Accounting Practice (GAAP), will remain in excess of the liabilities of the company and the group;

5. Financial effects of the repurchase

The table below sets out the financial effects of the repurchase of 4,0% of ABIL"s issued ordinary share capital on its earnings per share, headline earnings per share, net tangible asset value per share and net asset value per share:

	Before the repurchase	After the repurchase	Increase Decrease)
Earnings per share (cents)2	66,3	68,1	2,7%
Headline earnings per share (cents)2	67,6	69,4	2,6%
Net tangible asset value per share (cents)	543,8	539,5	(0,8%)
Net asset value per share (cents)	545,6	541,3	(0,8%)

Notes:

1. The financial effects are based on the ABIL unaudited results for the six months ended 31 March 2003 which were published in the press on 19 May 2003.
2. This assumes that the ordinary shares repurchased had been repurchased on 1 October 2002 with the funds in hand on which there would have been a loss of interest received, calculated at an after-tax rate of 8,4% per annum.

6. Stock Exchange listing

The shares repurchased will be retained by a wholly-owned subsidiary of ABIL and will be cancelled by the next annual general meeting unless otherwise decided by the ABIL board. Accordingly, the shares will continue to be listed on the JSE Securities Exchange South Africa for the moment.

Sandton

2 June 2003

Sponsor
Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)
Date: 02/06/2003 03:53:28 PM Produced by the JSE SENS Department

2003-05-20 14:54:27

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
(ISIN: ZA000030060)
(Share code: ABL)
("ABIL" or "the Company")

IN ACCORDANCE WITH THE REQUIREMENTS OF PARAGRAPH 3.72 TO 3.75 OF THE JSE LISTING REQUIREMENTS, THE FOLLOWING SHOULD BE NOTED:

Director:	Mr. David Woollam
Office Held	Financial Director
Date of transaction:	19 May 2003
Class of security:	Ordinary shares
Nature of transaction:	Purchase
Number of shares:	100 000
Purchase Price:	600 cents per share
Nature of interest:	Direct Beneficial

Issued by sponsor:
Deutsche Securities (SA)(Pty) Limited

Date: 20/05/2003 02:54:29 PM Produced by the JSE SENS Department

2003-05-19 07:00:08

ABIL - Unaudited interim financial results for the six months ended 31 March 2003

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
(ISIN: ZAE000030060)
(Share code: ABL)
("ABIL")

African Bank Investments Limited unaudited interim financial results for the six months ended 31 March 2003

features

- Headline earnings per share of 67,6 cents
- Net asset value per share of 545,6 cents
- Interim dividend up 108% to 25 cents
- Risk-adjusted revenue up 30% to R1 231 million
- R209,5 million reduction in non-performing loans in six months
- Group capital ratio at 44% and R1 billion in cash
- ROA at 10,3%
- ROE at 25,8%

Financial highlights

		% change	6 months ended 31 March 2003
Key shareholder ratios			
Headline earnings	R 000"s	48,9	331 575
Headline earnings per share	cents	48,3	67,6
Attributable earnings	R 000"s	49,7	325 307
Attributable earnings per share	cents	49,2	66,3
Number of shares in issue (net of treasury shares)	000"s		491 307

Restated 6 months ended 31 March 2002	12 months ended 30 Sept 2002
222 732	510 642
45,6	104,4
217 270	498 866
44,5	102,0
489 159	489 567

		% change	6 months ended 31 March 2003
Weighted average number of shares	000"s		490 342
Net asset value per share	cents	20,9	545,6
Dividends per share	cents	108,3	25
- interim	cents	108,3	25
- final	cents		
Dividend cover	times		2,7
Performance ratios (per RoE model)			
Gross income yield on advances book	%		50,7
Bad debt expense to average advances	%		(7,7)
Risk-adjusted yield	%		43,1

Restated 6 months ended 31 March 2002	12 months ended 30 Sept 2002
488 498	488 939
451,4	497,1
12	30
12	12
	18
3,8	3,5
51,6	49,0
(11,9)	(10,6)
39,7	38,4

		6 months ended 31 March 2003
Cost to income	%	37,4
Return on assets	%	10,3
Return on equity	%	25,8
Effective tax rate		

(including indirect taxes) % 36,7

Asset and credit quality ratios

Total assets	R 000"s	13,3	6 383 544
Gross advances	R 000"s	37,0	6 662 472
Performing			3 882 333
Non-performing			2 780 139
Total provisions (including insurance cover)	R 000"s	222,2	2 190 141

35,9 36,6
7,9 8,9
21,9 23,2
38,2 34,4
5 633 395 7 023 898
4 862 605 7 166 640
4 142 997 4 176 978
719 608 2 989 662
679 766 2 375 905

NPLs to gross advances	%	41,7
Total provisions as a % of gross advances	%	32,9
NPL coverage	%	78,8
Bad debt write-offs to average gross advances	%	12,2
Capital and gearing		
African Bank capital adequacy	%	38,7
Tier 1	%	36,4
Tier 2	%	2,3
ABIL Group capital adequacy	%	43,6
Average cost of funds	%	14,3

14,8 41,7
14,0 33,2
94,5 79,5
6,9 12,2
30,5 34,0
24,1 31,3
6,4 2,7
n/a 38,1
13,3 13,5

Group income statement

R 000"s	Unaudited 6 months to 31 March 2003	% change
Revenue		
Interest income on advances	1 151 969	23
Net assurance income	117 904	0
Non-interest income	180 037	4
Total revenue	1 449 910	18
Charge for bad and doubtful advances	(219 032)	(23)
Risk-adjusted revenue	1 230 878	30
Other interest income	61 923	83
Interest expense	(229 232)	24
Operating costs	(542 513)	23
Net income from operations	521 056	47
Share of associate companies" retained income	476	(70)
Net income before taxation	521 532	47
Indirect taxation: Value added tax and STC	(37 139)	15
Taxation	(154 514)	49
Net income after taxation	329 879	50
Minority interest	(4 572)	68
Net income attributable to ordinary shareholders	325 307	50

Headline earnings and
earnings per share
Net income attributable to
ordinary
shareholders 325 307 50
Adjustments:
Net goodwill amortised 6 557
Other capital items (289)
Headline earnings 331 575 49
Weighted number of shares in 490 342
issue (000)
Fully diluted number of shares
in issue (000) 493 296
Headline earnings per share 67,6 48,3
(cents)
Basic earnings per share (cents) 66,3 49,2
Fully diluted headline earnings
per share (cents) 67,2 47,4
Dividends per share (cents)
- Interim 25,0
- Final
25,0

Unaudited 6 months to 31 March 2002	Audited 12 months to 30 September 2002
937 530	2 005 388
117 364	259 811
173 598	299 580
1 228 492	2 564 779
(283 230)	(553 228)
945 262	2 011 551
33 900	82 827
(184 345)	(389 181)
(440 549)	(938 367)
354 268	766 830
1 581	6 778
355 849	773 608
(32 271)	(29 070)
(103 584)	(236 907)
219 994	507 631
(2 724)	(8 765)
217 270	498 866
217 270	498 866
5 462	12 839
	(1 063)
222 732	510 642
488 498	488 939
488 498	488 939
45,6	104,4
44,5	102,0
45,6	104,4
12,0	12,0
	18,0
12,0	30,0

Note: Reconciliation of prior year adjustments:	Attributable income	Headline earnings
As previously stated	292 331	289 220
Change of accounting policy for depreciation	(661)	(661)
Reversal of Stangen tax adjustment	(74 400)N1	(74 400)N1
New headline earnings statement adjustment for		8 573

retrenchment costs

Restated	217 270	222 732

EPS	HEPS
59,8	59,2
44,5	45,6

Note 1: The previously disclosed March 2002 interim results included a R74,4 million reduction in the tax charge due to a change in the tax treatment of the Stangen life company. As a result of further investigation this was reversed in the final audited results for the year ended 30 September 2002. Consequently the prior year comparatives for the 6 month period to 31 March 2002 have been adjusted for the effect of this reversal.

Group balance sheet

R 000"s	Unaudited 31 March 2003	% change	Unaudited 31 March 2002
ASSETS			
Fixed assets	194 171	11	175 363
Investments in associates	8 466	1	8 360
Policyholders" investments	47 068	(46)	87 317
Goodwill	8 448	(57)	19 552
Deferred tax asset	60 808	81	33 636
Net advances	4 560 254	7	4 267 851
Gross advances	6 662 472		4 862 605
Provisions	(2 102 218)		(594 754)
Other assets	196 502	(6)	209 735
Taxation	4 728	(78)	21 737
Liquid assets	254 836	(18)	311 562
Short-term deposits and cash	1 048 263	110	498 282
Total assets	6 383 544	13	5 633 395
EQUITY AND LIABILITIES			
Life fund reserve	79 112	(26)	107 317
Structured loans and debentures	2 284 842	19	1 923 623
Deferred tax liability	840	(96)	18 941
Liabilities to depositors	711 510	(4)	741 089
Other liabilities	237 432	(7)	255 472
Taxation	142 222	28	111 387
Bank overdraft	3 641	(83)	20 871
Total liabilities	3 459 599	9	3 178 700
Capital and reserves			
Ordinary shareholders" funds	2 680 418	21	2 207 842
Outside shareholders" funds	55 366	(10)	61 498
Secondary capital	188 161	2	185 355
Total capital and reserves	2 923 945	19	2 454 695
TOTAL LIABILITIES AND EQUITY	6 383 544	13	5 633 395

	Audited 30 September 2002
N2	189 029
	17 605
N3	65 080
	13 007
	63 065
	4 900 199
	7 166 640
N4	(2 266 441)
	497 377
	21 325
	421 751
N3	835 460
	7 023 898
N4	94 713
	2 269 313
	13 256
	690 332

1 040 840
N1 219 411
19 846
4 347 711
2 433 522
55 990
186 675
2 676 187
7 023 898

Note 2: The comparative 6 months ended March 2002 as previously published has been restated to take into account the change in accounting policy regarding the depreciation of buildings. The effect of the restatement is that ordinary shareholders" funds and fixed assets both decreased by R2,9 million.

Note 3: In the prior year, policyholders" investments, represented by cash balances, was included in short-term deposits and cash. This has been separately stated so as to be consistent with the current treatment.

Note 4: On balance sheet credit life reserves amounting to R29,3 million have been reclassified as a provision against advances. The remaining life reserve relate to external third party liabilities. In addition to the above, off balance sheet reserves were held through a reinsurance arrangement.

Note 5: As at 31 March 2003 the group had operating lease commitments amounting to R58,9 million, contingent liabilities totalling R14,0 million and capital expenditure commitments totalling R37,5 million, related to a new debtors management and new collections system.

Cash flow statement

R 000"s	Unaudited 6 months to 31 March 2003	Unaudited 6 months to 31 March 2002	Audited 12 months to 30 September 2002
Cash generated from operations	769 074	539 249	2 636 820
(Increase)/decrease in income-earning assets	568 257	(268 286)	(2 947 551)
Increase/(decrease) in deposits, liabilities and other provisions	(765 215)	(587 326)	494 552
Normal taxation paid	(225 265)	(394 523)	(434 285)
Cash outflow from investing activities	(33 462)	(19 979)	(76 933)
Cash outflow from financing activities	(84 381)	(61 652)	(126 917)
ABIL bond issue	-	1 000 000	1 000 000
Net increase in cash and cash equivalents	229 008	207 483	545 686
Cash and cash equivalents at the beginning of the year	815 614	269 928	269 928
Cash and cash equivalents at the end of the period	1 044 622	477 411	815 614
Short-term deposits and cash	1 048 263	498 282	835 460
Bank overdraft	(3 641)	(20 871)	(19 846)

Statement of changes in equity

R 000"s	Share capital	Non-distributable reserves
Balance at 30 September 2001	12 858	81 713
Prior year adjustment (change in accounting policy)		
Dividends paid		
Cancellation of treasury shares held by subsidiary	(429)	
Employee share trust shares		

issued to employees (cost)
Loss incurred on group
employees acquiring
ABIL share trust shares
Net income for the 6 months
(as previously stated)
Restatement of net income:
Stangen tax adjustment
Change in depreciation
accounting policy

Distributable reserves	Treasury shares	Total
2 193 536	(233 596)	2 054 511
(2 287)		(2 287)
(74 574)		(74 574)
(150 197)	150 626	0
	17 211	17 211
	(4 289)	(4 289)
292 331		292 331
(74 400)		(74 400)
(661)		(661)

Balance at 31 March 2002	12 429	81 713
Dividends paid		
Employee share trust shares issued to employees (cost)		
Loss incurred on group employees acquiring ABIL share trust shares		
Transfer from non-distributable to distributable reserves		(81 713)
Net income for the year		

2 183 748	(70 048)	2 207 842
(57 453)		(57 453)
	3 321	3 321
	(1 784)	(1 784)
81 713		0
281 596		281 596

Balance at 30 September 2002	12 429	-
Dividends paid		
Employee share trust shares issued to employees (cost)		
Loss incurred on group employees acquiring ABIL share trust shares		
Net income for the year		
Balance at 31 March 2003	12 429	-

2 489 604	(68 511)	2 433 522
(88 177)		(88 177)
	14 188	14 188
	(4 422)	(4 422)
325 307		325 307
2 726 734	(58 745)	2 680 418

ADVANCES ANALYSIS

R 000"s	% growth	31 March 2003	30 Sept 2002

AFRICAN BANK	(7,6)	5 736 926	6 212 131
Core lending books	3,1	3 180 622	3 084 305
Payroll			
- Corporates and other	(6,5)	1 366 573	1 461 309
- Parastatals/TLCs	(41,9)	200 876	345 599
Retail/debit order	27,6	1 483 336	1 162 426
Standard Bank JV	12,9	129 837	114 971
Pay down books	(18,3)	2 556 304	3 127 826
Persal	(20,7)	580 078	731 559
PLB	(17,5)	1 976 226	2 396 267
SPECIALISED LENDING	(3,0)	925 546	954 509
Credit Indemnity	8,4	267 553	246 711
MCG	0,3	280 207	279 360
GEMS	(16,7)	173 664	208 560
ACFC	(16,4)	117 906	141 028
A1 Taxi	26,9	84 793	66 797
Safrich	(100,0)	-	10 871
Quatro	20,4	1 423	1 182
Total	(7,0)	6 662 472	7 166 640

Number of active loans at March 2003	Average balance per loan at March 2003	Average term per loan at March 2003*
1 048 598	5 471	18
665 107	4 113	18
227 898	5 996	28
47 239	4 252	30
341 938	4 338	16
48 032	2 703	17
383 491	6 666	-
108 285	5 357	-
275 206	7 181	-
442 877	2 090	-
215 663	1 241	5
178 936	1 566	10
47 077	3 689	n/a
292	403 788	n/a
909	93 282	36
-	-	n/a
-	-	n/a
1 491 475	4 467	

*Average loan term in months for new business written 1 October 2002 to 31 March 2003

Business segmental analysis

	African Bank Limited	Stangen	The banking unit
Total revenue	965 035	117 405	1 082 440
Charge for bad and doubtful advances	(136 316)	-	(136 316)
Risk adjusted revenue	828 719	117 405	946 124
Net income from operations	307 951	135 071	443 022
Net income attributable to ordinary shareholders	207 096	92 961	300 057
Headline earnings	207 096	92 961	300 057

Specialised Lending	Other and consolidation	Total

376 153	(8 683)	1 449 910
(82,716)	-	(219 032)
293 437	(8 683)	1 230 878
87 680	(9 646)	521 056
46 517	(21 267)	325 307
46 785	(15 267)	331 575

Commentary

Overview

Against the backdrop of an extremely difficult trading period during the previous financial year to September 2002, the interim results for the six months to 31 March 2003 reflect a stable and steadily improving market environment resulting in an enhanced operating performance. The key features of the period under review were:

- A continued focus by the group on consolidating its position as the market leader in the field of unsecured personal loans.
- Tight credit management and better financial discipline by our clients has resulted in a marked improvement in recent default rates as evidenced by the credit vintage charts.
- An enhanced collection capability resulting in an improved outlook for NPLs recovery rates and an overall decrease in NPLs.

The group has emerged from the prior period stronger and better equipped to deal with the challenges of the market sector it operates in. The legacy of the 2002 credit bubble will take some time to work out of the system and ABIL"s cautious approach to this is reflected in the provision coverage ratios, which have been maintained at conservative levels.

ABIL is confident that these factors together with a continued focus on its core competencies and a tighter control over costs will result in a solid foundation for growth in operating performance.

Financial results summary

Headline earnings for the six months to March 2003 were R331,6 million (67,6 cents per share) from R222,7 million restated for the prior period (45,6 cents per share). The restatement of the prior period"s results was due to changes in accounting policy for depreciation and headline earnings as well as the reversal of the Stangen tax credit included in the original interim results for 2002 and which was reversed in the final full year results in September 2002. The net effect of the restatement was to reduce the prior period headline earnings by R66,5 million or 13,6 cents per share. Excluding the effect of the restatement, headline earnings per share increased by 14,2%, compared to the 48,3% restated.

The improved operating performance had a concomitant effect on RoA at 10,3% (2002: 7,9%) and RoE at 25,8% (2002: 21,9%).

As a result of strong underlying cash flow and increasing capital adequacy, a substantially increased interim dividend of 25 cents has been declared (2002: 12 cents).

Total revenue for the period improved by 18% primarily due to the contribution from the Saambou Personal Loans Book (PLB) acquired in August 2002. The interest yield benefited from the change in composition of the book towards higher margin retail products and increased to 40,3% from 39,4% in March 2002, despite the effect of the inclusion of the PLB with a lower average yield.

The bad debt charge for the period improved by 23% to R219,0 million, mainly as a result of a lower buildup in specific provisions. Specific provisions of R256,5 million were raised in the six months to March 2003, against R379,2 million in the comparable six months to March 2002. The net charge was an annualised 7,7% of gross interest-bearing advances compared to the prior period charge of 11,9%. Risk-adjusted revenue was up 30,2% to R1 230,9 million from R945,3 million.

Operating expenses increased by 23,1%, primarily due to the costs acquired as a result of the PLB transaction, which are running at approximately R10 million per month, and increased costs in the Theta Investments group. The cost base for African Bank increased by only 3,4% while the Specialised Lending division (previously Theta) increased costs by 20,4%. This resulted in an increase in the cost to income ratio from 35,9% to 37,4%. Taking out the effect of the PLB costs, the organic growth in costs was limited to 9,6%. The group remains committed to tight cost control and is confident that it will make further efficiency improvements thereby maintaining its competitive advantage.

The overall taxation rate including indirect VAT taxes and STC increased to

36,7% due mainly to increased STC charges for the period.

Advances portfolio

Overall gross advances grew by 37,0% to R6 662 million from the 31 March 2002 level of R4 863 million but fell by 7,0% from the 30 September 2002 levels. The increase since March 2002 is primarily due to the inclusion of the PLB, whilst the decrease since September is due to the rapid pay down of the PLB and Persal Book as well as improvements in collections and increased write-offs.

Loan sales have been at similar levels to the second half of the year to September 2002 as a result of deliberately conservative credit management as the group has been cautious to respond to demand as it moved through this period of instability in the market. Total new loans granted during the six-month period was R1 683,4 million, although the shorter term, higher yield nature of the newer products sold does not translate into the same level of advances growth.

There has been a steadily increasing proportion of new business written in the retail/debit order products as opposed to payroll products. This has been a deliberate strategy over the past three years, and is part of the transformation of the business to a more retail orientated credit provider and to improve the risk-adjusted return for the group. During the current six months, 76% of sales were retail/debit order products and 24% payroll deduction products.

The effect of the switch can be seen in the African Bank core lending books in which the Retail book grew by 27,6%, while the payroll based books all decreased.

*graph: Payroll vs retail sales: Please refer to website

The following table sets out a walkforward of the African Bank book from September 2002 to March 2003.

ADVANCES WALKFORWARD ANALYSIS (African Bank)

R 000"s	Core lending books	Persal	PLB	Total
Gross advances as at 30 September 2002	3 084 305	731 559	2 396 267	6 212 131
New loans granted	1 005 944	0	0	1 005 944
Net receipts	(721 532)	(107 105)	(289 889)	(1 118 526)
Interest and charges accrued	538 752	60 943	279 114	878 809
Gross cash receipts	(1 260 284)	(168 048)	(569 003)	(1 997 335)
Bad debts written off	(188 095)	(44 376)	(130 152)	(362 623)
Balance as at 31 March 2003	3 180 622	580 078	1 976 226	5 736 926

New loan sales are still subdued due to tight credit management practices. While the vintage curves suggest that the levels of default have returned to acceptable levels, it will take some time to accelerate new sales back to higher levels. It is expected that sales for the second half of the year will be higher than the first half.

Credit quality

Total provisions have been maintained at conservative levels with the coverage ratio at 78,8% compared to 79,5% at September 2002 and this is despite very strong write-offs of approximately 12,2% (annualised) or R421,7 million for the period. Overall provisions including insurance reserves are 32,9% of gross advances compared to 33,2% at September 2002.

The average value of loans on which interest and charges have been stopped during the period was R1 192 million.

*graph: Vintage analysis: Please refer to website

As can be seen from the vintage analysis graph, the trend in recent months has been a steady and consistent reduction in the rate of NPLs. At the twelve-month point for example, the percentage NPLs was running at approximately 15% in the period prior to December 2001 and is now trending down to approximately 11%. The reasons for the improvement can be attributed to improved credit management, better client awareness of the impact of defaulting on loans, improved economic conditions, improved collections processes and a continual slowdown in Persal cancellations, which have now fallen to 348 in March 2003 (March 2002: 3 464). The vintage ratio should over the medium term converge around 12,5% to 15%. The graph also indicates that Retail sales, which make up the bulk of new sales, are

performing well within its pricing parameters.
The call centre has increased its capacity to deal with the clients who miss a payment, with the objective of trying to get the client back onto a payment cycle as soon as possible. The percentage collected of contractual installment of loans managed in the call centre has climbed from 59,4% in September 2002 to 66,7% by March 2003.
The non-performing loans graph shows that overall NPLs have declined in total over the past three quarters, from R2 989,7 million in September 2002 to R2 904,8 in December 2002 and to R2 780,1 million by March 2003. Importantly, the level of NPLs in African Bank at R1 372,1 million has now reduced to below the September 2002 level of R1 380,6 million and confirms the seasonality of the increase in NPLs over the December 2002 quarter and the inevitable downward trajectory in NPLs in the bank. As at 31 March 2003, the PLB had R1 155,7 million in NPLs against R1 229,4 million in December 2002, and R1 381,5 million in September 2002. The increase in NPLs for the Specialised Lending division is primarily due to African Contractor Finance and GEMS (both businesses being wound down). The NPLs in Credit Indemnity and Miners Credit Guarantee were 22,8% (September 2002: 25,9%) and 20,6% (September 2002: 18,0%) of their respective gross advances.
*graph: Non-performing loans: Please refer to website
The group has made a meaningful improvement in the levels of NPLs with a net reduction of R209,5 million since September 2002. This reduction together with the decrease in gross advances resulted in the NPLs to gross advances ratio remaining steady at 41,7%.
The non-performing loans table sets out the NPL portfolio, and attendant specific provisioning coverage, broken up into the major books within the collections unit.
Non-performing loans

African Bank	Specific provision %	Mar 2003 R 000"s	Sep 2002 R 000"s
Call Centre	66	341 304	562 069
Administration orders	61	498 529	381 711
Legal book	72	1 687 965	1 818 275
Pre-legal work in progress	85	861 452	1 318 818
Legal collection order in place	59	826 513	499 457
	70	2 527 798	2 762 055
Specialised Lending	73	252 341	227 607
Total NPLs	70	2 780 139	2 989 662

Total NPLs in the legal portfolio have declined by R130,3 million over the period. In addition, progress has been made in processing loans from the pre-legal work in progress book to the legal collections book. The legal collections portfolio graph indicates that as at 30 September 2002, 73% of the legal portfolio was still being processed through the pre-legal channels, while as at 31 March 2003 this had fallen to 51%, and 49% (2002: 27%) now have a signed legal document evidencing employment, a signed acknowledgement of debt and a rescheduled payment plan.
*graph: Legal collections portfolio: Please refer to website

The loans within the Legal collections book (33% of NPLs) and the Administration order book (20% of NPLs) are backed by a legally enforced collection order and payment arrangements have been made. In most cases it is expected that these will result in all the original amounts plus interest being recovered. It is important to note however that while these loans are now showing signs of recovery, they will mostly continue to be classified as NPLs and as such will only reduce by the amount of cash received, typically between 3% and 5% per month depending on the level of the instalment agreed. In addition, provisioning coverage ratios will only be reduced once the cash collection process becomes embedded.

Cash received has shown a steady improvement on the legal portfolios.

Progress continues to be made in limiting administration orders, with the number of new monthly administration order applications currently at 1 452 for March 2003, from 2 114 in March 2002. Cash collected under administration orders has increased from R4,2 million per month at September 2002 to R6,9 million per month by March 2003.

In summary, the efforts of the collections process have succeeded in progressing a large number of loans along the collection risk spectrum to lower risk categories, even though they are still included in NPLs. The next important stage of this process will be to ensure that the cash is collected and the legal orders enforced. The process is being refined continuously and as the credit bubble is worked out of the system, NPLs and provision coverage should begin to decline steadily. Based on the vintage charts and expected recovery rates, NPLs should level off at approximately 15% to 20% over the next eighteen months.

The leading credit indicators show a steadily improving default rate together with lower levels of loans going under administration and Persal cancellations. In addition, the collection division continues to make progress in rehabilitating defaulted clients back onto a payment track record. Thus while the absolute levels of NPLs remain high, the group is confident that with the diminishing inflow of new NPLs and improving cash collections on existing NPLs, there will be a continued and sustained fall from the peak levels experienced in the financial year to September 2002.

Balance sheet and capital management

The improved operating performance together with a reduced advances book has resulted in significant cash flow generation. The net cash position (excluding statutory reserves and liquids) of the group increased to R1 048 million in March 2003 from R835 million as at 30 September 2002, despite paying a R750 million instalment for the PLB in October 2002. The capital adequacy ratio of the group increased to 43,6% (September 2002: 38,1%).

ABIL will maintain a dividend policy, which will be a function of the RoE supported by underlying cash flow, and the medium-term prospects for asset growth. Thus when the group is earning substantial returns and these are not readily deployed back into the business to fund asset growth opportunities, the group will maintain a high dividend payout. In light of this, the group will maintain a more even spread between the interim and final dividend. The declared interim dividend reflects both the above principles.

The current level of capital adequacy does not optimise the RoE to shareholders. The substantial cash reserves support this view. However, in light of the turmoil in the A2 bank sector last year it has been deemed appropriate to continue to maintain a conservative stance. ABIL is committed to optimising returns to shareholders in a cautious and steady manner.

The Saambou Personal loans Book (the PLB)

The group acquired, with effect from 1 August 2002, the PLB with R2,8 billion in gross advances for a consideration of R1 billion. To date, the book continues to perform better than originally anticipated with an average collection rate of 70,5% to March 2003, while the latest monthly collection rate was 66,8%. As previously indicated, this collection rate has begun to drop off.

Under the restructured management team, the existing African Bank collection division has been merged with the PLB business, to form the group Collections division. As a result of this and the need to manage the combined exposures to clients from both sides, the provisioning of the collections books has been integrated into a single process and provision coverage on both books harmonised. This will optimise the group"s efficiency from its collection channels as well as ensuring that the rehabilitation of over-extended and

overlapped clients receives the correct priority. As a result of this, the separate measurement of the PLB business unit"s profitability is no longer feasible nor relevant.

Specialised Lending division (formerly Theta Investments)

The group previously announced a decision to restructure the Theta Investments group. The result is the creation of the Specialised Lending division, which will house the more mature and critical mass businesses of Theta. This will ensure that while these businesses need a certain separate branding identity and focus, they will also benefit from the economies of scale and efficiency of being part of the bank.

Specialised Lending"s attributable earnings declined by 15,7% to R46,8 million (2002: R55,5 million). The results were negatively affected by losses in two businesses that are being wound down, namely GEMS and ACFC. The cost base has also increased by 20,4% and the group is committed to stemming the cost increases with the benefits and efficiencies derived from the divisionalisation process.

Theta Investments sold its 80% shareholding in Theta Specialised Finance and its 65% interest in BVI to the previous Theta Investments" management. Neither transaction is expected to have a material impact on results for the full year and both were concluded on arm"s length terms. The process of divisionalising the core businesses and disposing or winding down the balance is well under way and we anticipate completion by September 2003.

Black economic empowerment and the Financial Services Charter

ABIL fully embraces the spirit and intentions of the transformation agenda in South Africa and continues to support the ongoing debate and efforts in constructing a Financial Services Charter in line with the direction that the group has embarked upon some time ago.

ABIL"s approach to empowerment is predicated on its belief that empowerment should in the main embrace the following pillars:

(a) Representativity and human resource development

PDI representativity at board, executive, senior management and middle management levels is 40%, 17%, 32% and 57% respectively and strategies are in place to improve overall representativity. The total management figure reflects a substantial improvement in PDI representation at decisionmaking level in 2003 - up from 21,9% to 26,4%.

(b) Equity ownership

Sustainable equity ownership has proven to be better achieved through active participation of management. The group commits itself to, inter alia, follow this approach and is currently evaluating various means of achieving this.

(c) Access to financial services

In excess of 80% of ABIL"s business is derived from the marginalised section of the South African community. The group expects to be able to broaden these services even more in the future.

(d) Procurement policy

As at September 2002, empowerment companies were used for approximately 50% of discretionary procurement.

(e) Community investment

The group"s investment in social projects, via the African Bank Foundation, is a significant form of empowering people on a more sustainable basis.

Credit legislation review

The Department of Trade and Industry (DTI) is undertaking a comprehensive review of credit legislation including the Usury Act and the Credit Agreements Act in order to effect legislative reform in the credit sector. ABIL anticipates the DTI to publish a policy position for public comment in the near future.

ABIL is fully supportive of the need for such a review, as it believes that the present legislative framework is outdated and it is confident that the outcome will be positive for the group"s activities. Of specific importance, in ABIL"s view, is a fundamental assessment of the distortive and detrimental impact of the price ceiling imposed under the Usury Act beyond a loan value of R10 000 and the provisions of the Exemption Notice under the Act, on the development of the credit market, innovation and investment in the sector and the availability and price of credit to the historically under-serviced market for credit - the core market of the group.

Changes to the ABIL board

ABIL recently conducted an extensive corporate governance best practice review and skills gaps analysis at board level. The board decided to enhance and broaden its skills base and, simultaneously, address gender representivity. Therefore ABIL has appointed five new non-executive directors and one executive director:

Director	Committee
Non-executive	
Oshy Tugendhaft, Chairman of Moss Morris	Member of risk committee
David Gibbon, retiring partner at Deloitte & Touche (effective 1 June 2003)	Chairman - audit committee
Ramani Naidoo, attorney and author of the book "Corporate Governance: An essential guide for South African Companies"	Member of nominations and governance and risk committees
Brian Steele, previously Chief Group Financial Manager for Barloworld	Member of audit and risk committees
Gunter Steffens, previously Dresdner Bank"s group Representative for Southern Africa and Geographic Head	Chairman of risk committee
Executive	
Tami Sokutu, currently managing director of the retail banking division at African Bank	

The group is confident that it will benefit from the wealth of experience brought in at board level through these appointments.

It is with regret that ABIL has had to accept Johnny Symmonds" resignation as non-executive director as a result of work commitments. The group would like to thank him for his invaluable contribution and commitment over many years.

Corporate reporting awards

ABIL was awarded third place in the annual Ernst & Young Excellence in Corporate Reporting competition for 2002. The competition evaluates the annual reports of the top 100 companies listed on the JSE Securities Exchange. The award recognises ABIL"s continuous commitment to comprehensive and honest disclosure.

Accounting policies

The accounting policies adopted for purposes of this interim report comply with South African Statements of Generally Accepted Accounting Practice as well as with applicable legislation. ABIL has incorporated AC 133 into its interim results for the six months ended 31 March 2003. The area of potential major impact is the recognition, measurement and valuation of the advances portfolio and related provisioning. The approach prescribed by AC 133 is largely consistent with the previous methods used by ABIL and consequently there has been no material change in the provisions as a direct result of the statement. Any small differences have been included in the income statement charge for movements in provisions.

Looking ahead

The prior period was one characterised by a substantial rise in the NPLs culminating in disappointing results for the year to September 2002. The current six-month period has been one of consolidation, stability and steady progress. The group has been focusing its attention on its core competencies, that is the underwriting and collecting of unsecured personal loans.

Both of these are yielding positive results, and through consistent and steady progress the group believes it will build a solid foundation that meets its RoA and RoE objectives.

Dividend declaration

The board of directors proposed and has approved an interim dividend No 4, of 25 cents per ordinary share, to be declared on 19 May 2003.

Salient dates

Last day to trade cum-dividend	Friday, 6 June 2003
Shares commence trading ex-dividend	Monday, 9 June 2003

Record date Friday, 13 June 2003
Payment of dividend Tuesday, 17 June 2003
Share certificates may not be dematerialised or rematerialised between Monday, 9 June 2003 and Friday, 13 June 2003, both days inclusive.

On behalf of the board
Ashley Mabogoane, Chairman
Gordon Schachat, Deputy Chairman
Leon Kirkinis, Chief Executive Officer
19 May 2003

BOARD OF DIRECTORS
Executive directors
G Schachat (Deputy Chairman), L Kirkinis (Chief Executive Officer), J A de Ridder,
TM Sokutu, DF Woollam.
Non-executive directors
AS Mabogoane (Chairman), JJ Kekane, SA Levitt, R Naidoo, BJT Shongwe,
BPF Steele, GZ Steffens, DFG Tembe (Mozambican), A Tugendhaft
Group Secretary: S Martin
Issued by Sponsor: Deutsche Securities (SA) (Proprietary) Limited
African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Company registration number: 1946/021193/06)
Share code: ABL ISIN code: ZAE000030060
Registered office: 59 16th Road, Midrand, 1685
Share transfer secretaries
Computershare Investor Services Limited
70 Marshall Street, Johannesburg, 2001
PO Box 1053, Johannesburg, 2000
AFRICAN BANK LOGO
This announcement, together with a financial presentation, is available on the African Bank Investments Limited website at: http://www.africanbank.co.za
Date: 19/05/2003 07:00:34 AM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



ABIL produces solid results - UPS dividend 108% at Interim stage

19 May 2003

ABIL delivered a solid performance in its first six months to March 2003 increasing Return on Assets to 10,3%.

African Bank Investments Limited (Abil) delivered a solid performance in its first six months to March 2003 increasing Return on Assets to 10,3% (2002: 7,9%) and Return on Equity to 25,8 % (2002: 21,9%), both ratios reflecting the group's focus on bringing stability to its core underwriting and collections businesses. Headline earnings for the six months increased to R 331,6 million (67,6 cents per share) from a restated comparative figure of R222,7 million (45,6 cents per share) on the back of better collections, lower non-performing loans (NPLs), higher net margins and the purchase of the Saambou Personal Loans Book (PLB).
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2003-04-01 09:40:24

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
(ISIN: ZAE000030060)
(Share code: ABL)
("ABIL")

CHANGES TO THE BOARD OF DIRECTORS

In terms of rule 3.67 of the JSE Securities Exchange SA Listings requirements the following is disclosed:

The Board of Directors of ABIL announced on 7 March 2003 the appointment of Ashley Tugendhaft, Chairman of Moss Morris, one of the leading law firms in Johannesburg, to the Board of Directors of ABIL. This appointment was subject to the necessary regulatory approvals. ABIL wishes to announce that the appointment has now been approved by the regulatory authorities.

Midrand
1 April 2003

Issued by:
Sponsor
Deutsche Securities (SA) (Proprietary) Limited


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



Changes to the Board of Directors

01 April 2003

The Board of Directors of ABIL announced on 7 March 2003 the appointment of Ashley Tugendhaft, Chairman of Moss Morris, one of the leading law firms in Johannesburg, to the Board of Directors of ABIL.

The Board of Directors of ABIL announced on 7 March 2003 the appointment of Ashley Tugendhaft, Chairman of Moss Morris, one of the leading law firms in Johannesburg, to the Board of Directors of ABIL. This appointment was subject to the necessary regulatory approvals. ABIL wishes to announce that the appointment has now been approved by the regulatory authorities.

ISSUED BY: Sponsor Deutsche Securities (SA) (Proprietary) Limited

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AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



Changes to the board of directors.

17 March 2003

The Board of Directors of ABIL wishes to announce the resignation of Nic Adams with effect from 7 March 2003.

The Board of Directors of ABIL wishes to announce the resignation of Nic Adams with effect from 7 March 2003. Nic will be taking an extended sabbatical with his family and will therefore be unable to properly fulfill his duties as a director of ABIL. The Chairman and Board are highly appreciative of the valued contribution Nic Adams has made to ABIL since 14 February 2000.

The Board further wishes to announce the appointment of Ashley Tugendhaft, Chairman of Moss Morris, one of the leading law firms in Johannesburg, to the Board of Directors of ABIL. This appointment is subject to the necessary regulatory approvals.

Midrand 7 March 2003

Issued by: Sponsor Deutsche Securities (SA) (Proprietary) Limited

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AFRICAN
BANK


AFRICAN BANK INVESTMENTS LIMITED



Abil announces changes to executive management structure of African Bank

17 March 2003

African Bank Investments Limited has announced that, following a strategic review of its business, important changes will be made to the executive management structure of African Bank, Theta Investments and Stangen.

African Bank Investments Limited (Abil) has announced that, following a strategic review of its business, important changes will be made to the executive management structure of African Bank, Theta Investments and Stangen. These changes are designed to better align the Theta and African Bank business models, as well as provide more focus to the collections business unit. These changes, which will be effective from 01 April 2003, will streamline the group's operations and, thereby, provide for greater efficiencies.

The activities of the four existing operating entities, Theta Investments, African Bank, Stangen and Saambou Personal Loan Book Collections are to be restructured into four distinct business units African Bank Retail Lending, Specialised Lending, Collections, and Finance and Central Functions. It is intended, subject to the necessary regulatory approvals, that these units will become operating divisions of African Bank Limited. In line with this strategy, it is also the group's intention to align the boards of Abil and African Bank Limited over time, again subject to the necessary regulatory and board approvals. The group is presently in discussion with the relevant authorities to expedite these processes.

Under the new structure, the following divisional heads will report to Leon Kirkinis, Group CEO:

• Tami Sokutu, presently Chief Operating Officer of African Bank, will become Managing Director of the African Bank Retail Lending business unit which will comprise the following:
- IT and Operations
- HR and Corporate Affairs
- Marketing
- Sales
- Client Support
- Credit
- Stangen
- Retail Lending Risk Management

• Johan de Ridder, Executive Director, will become Managing Director of the Specialised Lending unit, and in addition will be responsible for disposing of the non-core lending operations of Theta Investments which are not aligned with the group's strategic direction. In the light of these changes, the previous executive directors of Theta have stated their intention to pursue other interests outside of the group.
After disposal of the non-core assets, this business unit will comprise the following Theta subsidiaries:
- Credit Indemnity
- Miners Credit Guarantee
- ACFC
- A1 Taxi
- GEMS

• Angus Herselman, presently Executive: Saambou Personal Loan Book Collections, will become Managing Executive responsible for the Collections business unit comprising:
- African Bank Collections
- Saambou Personal Loan Book Collections

• Dave Woollam, the Group Financial Director, will assume responsibility for a new Finance and Central Functions business unit which will provide centralised services to the operating divisions. This unit includes:
- Finance
- Treasury
- Group Risk Management and Compliance
- Investor Relations

Each unit will possess a high degree of flexibility and will be accountable for bottom-line delivery and management of resources. However, Information Technology and Human Resources strategies, policy and monitoring will continue to occur centrally to ensure legal and technical compliance.

African Bank Investments Limited - Press Release
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
(ISIN: ZA000030060)
(Share code: ABL)
("ABIL" or "the Company")
PRESS RELEASE
(17 March 2003)
African Bank Investments Limited (Abil) has announced that, following a strategic review of its business, important changes will be made to the executive management structure of African Bank, Theta Investments and Stangen. These changes are designed to better align the Theta and African Bank business models, as well as provide more focus to the collections business unit. These changes, which will be effective from 01 April 2003, will streamline the group"s operations and, thereby, provide for greater efficiencies.
The activities of the four existing operating entities, Theta Investments, African Bank, Stangen and Saambou Personal Loan Book Collections are to be restructured into four distinct business units - African Bank Retail Lending, Specialised Lending, Collections, and Finance and Central Functions. It is intended, subject to the necessary regulatory approvals, that these units will become operating divisions of African Bank Limited. In line with this strategy, it is also the group"s intention to align the boards of Abil and African Bank Limited over time, again subject to the necessary regulatory and board approvals. The group is presently in discussion with the relevant authorities to expedite these processes.
Under the new structure, the following divisional heads will report to Leon Kirkinis, Group CEO:

- Tami Sokutu, presently Chief Operating Officer of African Bank, will become Managing Director of the African Bank Retail Lending business unit which will comprise the following:
  * IT and Operations
  * HR and Corporate Affairs
  * Marketing
  * Sales
  * Client Support
  * Credit
  * Stangen
  * Retail Lending Risk Management
- Johan de Ridder, Executive Director, will become Managing Director of the Specialised Lending unit, and in addition will be responsible for disposing of the non-core lending operations of Theta Investments which are not aligned with the group"s strategic direction. In the light of these changes, the previous executive directors of Theta have stated their intention to pursue other interests outside of the group.
  After disposal of the non-core assets, this business unit will comprise the following Theta subsidiaries:
  * Credit Indemnity
  * Miners Credit Guarantee
  * ACFC
  * A1 Taxi
  * GEMS
- Angus Herselman, presently Executive: Saambou Personal Loan Book Collections, will become Managing Executive responsible for the Collections business unit comprising:
  * African Bank Collections
  * Saambou Personal Loan Book Collections
- Dave Woollam, the Group Financial Director, will assume responsibility for a new Finance and Central Functions business unit which will provide centralised services to the operating divisions. This unit includes:
  * Finance
  * Treasury
  * Group Risk Management and Compliance
  * Investor Relations

Each unit will possess a high degree of flexibility and will be accountable for bottom-line delivery and management of resources. However, Information Technology and Human Resources strategies, policy and monitoring will continue to occur centrally to ensure legal and technical compliance.

END

African Bank Investments Limited - Changes To The Board Of Directors
African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
(ISIN: ZA000030060)
(Share code: ABL)
("ABIL" or "the Company")
CHANGES TO THE BOARD OF DIRECTORS
The Board of Directors of ABIL wishes to announce the resignation of Nic Adams with effect from 7 March 2003. Nic will be taking an extended sabbatical with his family and will therefore be unable to properly fulfill his duties as a director of ABIL. The Chairman and Board are highly appreciative of the valued contribution Nic Adams has made to ABIL since 14 February 2000.
The Board further wishes to announce the appointment of Ashley Tugendhaft, Chairman of Moss Morris, one of the new leading law firms in Johannesburg, to the Board of Directors of ABIL. This appointment is subject to the necessary regulatory approvals.
Midrand
7 March 2003
Issued by:
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 07/03/2003 01:37:21 PM Produced by the JSE SENS Department

2003-02-10 08:00:19

African Bank Investments Limited - Trading update

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Company registration number: 1946/021193/06)
Share code: ABL
ISIN code: ZAE000030060

Trading update for the first quarter ending 31 December 2002

1. INTRODUCTION

In order to communicate operating performance more regularly than the six-monthly statutory reporting periods, African Bank Investments Ltd ("ABIL") publishes quarterly trading updates. These updates focus primarily on the size and composition of the advances book as well as the levels of non-performing loans ("NPLs") and provisions, which together constitute the primary drivers of profitability in the group. It is important to note that while the trading update gives an overall indication of these factors as well as any other pertinent issues, these do not necessarily reflect overall profitability levels of the group.

2. MARKET CONDITIONS

The year-end to September 2002 was a particularly difficult period, following the demise of Unifer and Saambou, and the impact that it had on the overall quality of ABIL's loan portfolio. As a result, NPLs and provisions rose to unprecedented levels giving some concern as to the direction of future bad debt charges. At the time of the year-end announcement, ABIL presented various early indicators of credit quality, which were showing signs of steady improvement.

Traditionally, the first quarter of ABIL's financial year generates disproportionally higher NPL growth and credit charges given early salary payments in December and the Christmas holidays. Despite this seasonal effect, ABIL is pleased to confirm that the credit experience for the quarter ending 31 December 2002 showed an improvement in NPLs, which were down from R2 989,6 million in September 2002 to R2 904,8 million. Accordingly, the overall NPL levels do appear to have peaked, and are showing positive signs of a further reduction.

Provision coverage to NPLs has been maintained at 79,3% as opposed to 79,5% as at 30 September 2002. The income statement charge for specific provisions was R107,3 million for the quarter to December 2002.

The company believes that demand for credit remains strong, and improving credit default rates will allow the group to return to real advances growth later in the year.

Costs remained tightly managed in the quarter and are in line with continued improvement in the cost-to- income ratio.

The above factors, together with the strengthening economy, reducing inflation outlook and improved market sentiment, give ABIL cause for cautious optimism and it is well positioned for consistent and steady growth, thereby generating real shareholder value.

3. THETA INVESTMENTS RESTRUCTURING

The Theta group has been the private equity and new business incubator vehicle for the past few years and has always been separately capitalised as a stand-alone entity with a portfolio of investments. Some of these businesses have now grown to critical mass and are core to the group, and others have failed to meet the group's investment return hurdles. As previously indicated, over the course of the next few months and subject to obtaining the necessary regulatory approvals, the Theta group will be restructured with the larger critical mass businesses being divisionalised into African Bank, and some of the non-core businesses being sold off.

The businesses that remain will be grouped into a cluster referred to as the Specialised Lending division and will continue to focus on their respective markets and clients. The divisionalisation process is driven by capital efficiency and a need to simplify and focus the group on its core competency of unsecured credit provision, and not as a cost-saving or integration imperative. Whilst the process will lead to a more efficient capital structure, it is unlikely that there will be any material positive impact on the new division's performance this year.

4. GROSS ADVANCES

The table below sets out the composition of the gross advances book as at 31 December 2002 and the movements since 30 September 2002.
ABIL advances fell by 3,5% in the quarter, mainly as a result of significant collections on the Persal and Saambou books. The Specialised Lending division maintained its gross advance levels over the period, albeit with a better mix, as attention on non-performing businesses has resulted in a curtailment of asset growth in those entities.

R millions	% growth	31 December 2002	30 September 2002
African Bank Limited	(3,8)	5 978,4	6 212,1
Core lending books	3,4	3 183,4	3 078,6
Payroll - Persal	(10,0)	663,2	737,2
Saambou PLB	(11,0)	2 131,8	2 396,3
Specialised lending	(1,6)	939,7	954,5
Credit Indemnity	(2,3)	241,1	246,7
Miners Credit Guarantee	4,3	291,5	279,4
Gilt Edged Management Services	(8,3)	191,2	208,6
African Contractor Finance	(5,7)	132,9	141,0
A1 Taxi	7,5	71,8	66,8
Other	(6,7)	11,2	12,0
Total	(3,5)	6 918,1	7 166,6

Excluding the Persal and Saambou books, on which there is no new lending, the real organic growth on the core African Bank business was up 3,4% or 13,6% on an annualised basis. The following table sets out the movements in the African Bank book over the period. In addition the table highlights the strong cash flow of the Bank with over R1 billion being collected in the quarter.

R millions	Core lending books	Persal	Saambou PLB	Total
Gross advances as at 30 September 2002	3 078,6	737,2	2 396,3	6 212,1
New loans granted	507,1	0,0	0,0	507,1
Net receipts	(325,6)	(61,4)	(202,9)	(589,9)
Interest and charges accrued	281,1	31,9	102,2	415,2
Gross cash receipts	(606,7)	(93,3)	(305,1)	(1 005,1)
Bad debts written off	(76,7)	(12,6)	(61,6)	(150,9)
Balance as at 31 December 2002	3 183,4	663,2	2 131,8	5 978,4

5. NON-PERFORMING LOANS

	African Bank (excl. Saambou)		Saambou	
R millions	Dec 02	Sep 02	Dec 02	Sep 02
Advances				
Performing	2 414,0	2 435,3	902,4	1 014,8
Non-performing	1 432,6	1 380,5	1 229,4	1 381,5
Total	3 846,6	3 815,8	2 131,8	2 396,3

NPLs as a % of total advances	37,2	36,2	57,7	57,7

Specialised Lending		Total	
Dec 02	Sep 02	Dec 02	Sep 02
696,9	726,9	4 013,3	4 177,0
242,8	227,6	2 904,8	2 989,6
939,7	954,5	6 918,1	7 166,6
25,8	23,8	42,0	41,7

Non-performing loans fell by R84,8 million (2,8%) from R2 989,6 million to R2 904,8 million during the quarter to December 2002.

Non-performing loans within African Bank, excluding the Saambou PLB, rose slightly from 36,2% to 37,2% of gross advances or by R52,1 million, mainly due to the seasonal effect of the quarter. It is expected that most of this effect will reverse during the quarter to March 2003.

The Saambou PLB book continues to perform well and NPLs during the period fell by 11% to R1 229,4 million, which represents 57,7% of the total book.

Given the high levels of non-performing advances, especially within the acquired Saambou PLB book, the group suspends the raising of interest on loans that have a low probability of recovery. The total value of advances on which interest has been suspended as at 31 December 2002 was R1 424 million, which against total gross advances of R6 918,1 million, leaves gross interest-bearing advances of R5 494,1 million. The margins calculated using the gross interest-bearing advances have remained steady over the period, with the growth in high yield retail products being offset by the lower yields earned on the Saambou PLB book.

6. PROVISIONS

	ABIL Consolidated	
R millions	Dec 02	Sep 02
Advances		
Performing	4 013,3	4 177,0
Non-performing	2 904,8	2 989,6
Total advances	6 918,1	7 166,6
Provisions and reserves		
General	52,8	56,2
Specific	2 059,5	2 122,8
Stangen credit life reserves	98,5	87,4
Total provisions	2 210,8	2 266,4
Other insurance coverage	92,7	109,5
Total provisions and reserves	2 303,5	2 375,9
Bad debt write-offs	170,6	640,1
Ratios (%)		
Total provisions and reserves as a % of NPLs	79,3	79,5
Specific provisions and insurance reserves as a % of total advances	31,1	31,1
General provisions as a % of total advances	0,8	0,8
Total provisions and reserves as a % of total advances	33,3	33,2
Bad debt write-offs as a % of average advances (annualised)	9,7	12,2

The group has maintained a conservative position with regard to provisioning levels and the overall coverage ratio is steady at 79,3% (79,5%). Provisions to gross advances remained constant at 33,3% (33,2%) whilst write-offs reduced from 12,2% to 9,7%, mainly due to the upfront effect of the Saambou PLB write-off in the last quarter of the 2002 financial year.

7. CREDIT QUALITY INDICATORS

The leading credit indicators disclosed in the year-end results announcement are

beginning to translate into lower default rates and levels of NPLs. As previously stated, the high levels of NPLs that arose during 2002 were primarily due to an overextended credit bubble resulting from the Saambou and Unifer failures. Whilst significant collection efforts are being made at reducing this legacy, the results and, more importantly, cash collected will take some time to come through. It is expected that these NPLs will work through the system over the next 18 months, with expected recoveries being made and the balances being written off.

Since the previous year-end, the vintage curves are continuing to show improving trends. Vintage curves track each month's new loans and plot the cumulative proportion of that portfolio that migrates to non-performing status. The latest vintage curves are set out below.

During the period of the Saambou and Unifer overextension, the vintage curves peaked out at approximately 20% - 25%, translating into unacceptable loan losses. Since then the curves have shown a sustained improvement and are now projecting 15% peaks. This improvement was partly a direct result of holding back credit supply (shorter-term loans and higher credit hurdles) and partly due to the improving market environment as customers manage more acceptable levels of credit.

The most recent vintage trends support a slow and careful relaxation of credit supply which should translate into steady growth in advances. This process will however be very carefully managed, and as such real advances growth is likely only to pick up in the second half of the year.

The predatory practices of the debt mediators and administrators appear to be slowing, primarily due to the efforts of African Bank in challenging and pursuing legal recourse. The group continues to defend itself in all cases and has been successful in being excluded from more than 50% of all administration applications. In addition, cash received from existing administration orders continues to rise as the portfolio management function takes effect.

Monthly administration orders, which fell from approximately 2 200 in April 2002 to approximately 1 700 by September 2002, continued to fall by December 2002 to under 1 000. However, this was partly affected by the seasonal slowdown over Christmas.

Persal cancellations continue to decline from a peak of 7 502 in September 2001 to 784 in December 2002 and the collection of this book continues to perform well. While there is no indication from National Treasury as to whether or not Persal will be re-opened, it is unlikely that a decision will have a material effect on this year's performance.

8. SAAMBOU PLB

The collection process on the Saambou PLB continues to operate at better than anticipated levels. Total cash collections since the acquisition to 31 December 2002 exceed R540 million, and a large amount of this has been from the underperforming books, which were fully provided on acquisition. Analysis confirms that the overlap between African Bank and Saambou PLB is significant and plans to integrate the collection efforts are being prioritised so as to fast-track the debt rehabilitation of our customers.

9. AC 133

The group is conducting a review of the effects of AC 133 on its results and operating performance. The impact of AC 133 will be determined and included in the interim results for the current year to be released in May 2003.

10. Credit legislation review

As indicated in the 2002 financial year-end results, a review of the Usury Act and other credit legislation is under way, and ABIL believes that this will result in a more certain and appropriate regulatory framework emerging, which is positive for the industry.

On behalf of the board
10 February 2003
African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Company registration number: 1946/021193/06)
Share code: ABL ISIN code: ZAE000030060
Registered office:
59 16th Road, Midrand, 1685
Share transfer secretaries

Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001, PO Box 1053, Johannesburg, 2000

2003-02-10 08:00:19

Board of directors: Executive directors: L Kirkinis (Chief Executive Officer), G Schachat (Deputy Chairman), J A de Ridder, D F Woollam

Non-executive directors: AS Mabogoane (Chairman), N Adams, JJ Kekane, SA Levitt, BJT Shongwe, RJ Symmonds, DFG Tembe (Mozambican) Group Secretary: S Martin

This announcement is available on the African Bank Investment Limited website at: http://www.africanbank.co.za

Date: 10/02/2003 08:00:00 AM Produced by the JSE SENS Department


AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



Trading update for the first quarter ending 31 December 2002.

10 February 2003

In order to communicate operating performance more regularly than the six-monthly statutory reporting periods, African Bank Investments Ltd publishes quarterly trading updates.

In order to communicate operating performance more regularly than the six-monthly statutory reporting periods, African Bank Investments Ltd ("ABIL") publishes quarterly trading updates. These updates focus primarily on the size and composition of the advances book as well as the levels of non-performing loans ("NPLs") and provisions, which together constitute the primary drivers of profitability in the group. It is important to note that while the trading update gives an overall indication of these factors as well as any other pertinent issues, these do not necessarily reflect overall profitability levels of the group.

Click on the link to download the document... http://www.africanbank.co.za/

[CLOSE]


AFRICAN
BANK

AFRICAN BANK INVESTMENTS LIMITED



Upward adjustment of 2002 Headline Earnings from 102,7 cents to 104,4 cents per share.

03 February 2003

The South African Institute of Chartered Accountants issued circular 7/2002 on 17 December 2002, which replaces AC 306(Headline earnings) and came into immediate effect.

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
(ISIN: ZA000030060)
(Share code: ABL)
("ABIL" or "the Company")

The South African institute of Chartered Accountants issued circular 7/2002 on 17 December 2002, which replaces AC 306(Headline earnings) and came into immediate effect. The Listings Requirements of the JSE Securities Exchange, South Africa("the JSE") require all listed companies to comply with this circular in the next financial information provided to shareholders.

ABIL released preliminary year-end results on 25 November 2002, which complied with the existing AC 306 basis of calculation of headline earnings. However, as the published annual financial statements have been released after the circular date, the effects of circular 7/2002 have had to be adjusted for in its annual report.

Provisions for retrenchment costs amounting to R8,6 million were raised in 2001 but actually paid in 2002. In accordance with the previous statement, these costs were added back to 2001 earnings and deducted from 2002 earnings in calculating headline earnings. In accordance with the new circular, this adjustment has now been reversed and has the effect of increasing headline earnings for 2002 to R510,6 million(previously R502,1 million) or 104,4 (102,7) cents per share and of decreasing headline earnings for 2001 to R753,1 million(R761,6 million) or 128,4 (129,9)cents per share.

Details of the adjustments have been provided in the 2002 annual report, which will be released today.

Midrand
3 February 2003

Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Reg. no: 1995/011798/07

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RECEIVED
2004 AUG 31 A 9:57

ABIL - Upward adjustment of 2002 Headline Earnings from 102,7 cents to 104,4 cents per share

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
(ISIN: ZA000030060)
(Share code: ABL)
("ABIL" or "the Company")

Upward adjustment of 2002 Headline Earnings from 102,7 cents to 104,4 cents per share

The South African Institute of Chartered Accountants issued circular 7/2002 on 17 December 2002, which replaces AC 306(Headline earnings) and came into immediate effect. The Listings Requirements of the JSE Securities Exchange, South Africa ("the JSE") require all listed companies to comply with this circular in the next financial information provided to shareholders.

ABIL released preliminary year-end results on 25 November 2002, which complied with the existing AC 306 basis of calculation of headline earnings. However, as the published annual financial statements have been released after the circular date, the effects of circular 7/2002 have had to be adjusted for in its annual report.

Provisions for retrenchment costs amounting to R8,6 million were raised in 2001 but actually paid in 2002. In accordance with the previous statement, these costs were added back to 2001 earnings and deducted from 2002 earnings in calculating headline earnings. In accordance with the new circular, this adjustment has now been reversed and has the effect of increasing headline earnings for 2002 to R510,6 million (previously R502,1 million) or 104,4 (102,7) cents per share and of decreasing headline earnings for 2001 to R753,1 million (R761,6 million) or 128,4(129,9) cents per share.

Details of the adjustments have been provided in the 2002 annual report, which will be released today.

Midrand
3 February 2003

Sponsor
Deutsche Securities (SA)
(Proprietary) Limited
Reg. no: 1995/011798/07

Date: 03/02/2003 10:40:02 AM Produced by the JSE SENS Department

2003-01-17 14:01:47

African Bank Investments Limited - Dealing In Securities By Director
(Incorporated in the Republic of South Africa)
(Registration number: 1946/021193/06)
Share code: ABL · ISIN: ZA000030060

IN ACCORDANCE WITH THE REQUIREMENTS OF PARAGRAPH 3.72 TO 3.75 OF THE JSE LISTING REQUIREMENTS, THE FOLLOWING SHOULD BE NOTED:

Director: Leon Kirkinis
Office Held Chief Executive Officer
Date of transaction: 16 January 2003
Class of security: Ordinary shares
Nature of transaction: Purchase
Number of shares: 153 600
Purchase Price: 624 cents per share
Nature of interest: Indirect Beneficial

Issued by sponsor:
Deutsche Securities (SA)(Pty) Limited

Date: 17/01/2003 02:01:45 PM Produced by the JSE SENS Department


AFRICAN
BANK
African Bank Investments Limited



ABIL Boosts pro vision as bad debts rise.

25 November 2002

African Bank Investments Limited ('Abil') increased its provisions substantially in the year to September, as tough trading conditions brought about by the failure of its two major competitors took its toll on the unsecured credit market.

African Bank Investments Limited ('Abil') increased its provisions substantially in the year to September, as tough trading conditions brought about by the failure of its two major competitors took its toll on the unsecured credit market. Headline earnings per share declined 21% to 102.7 cents (2001 : 129.9 cents) on the back of increased bad debt costs of R553 million. However, given the strong underlying operating cashflow in the business, the group has increased the dividend by 20% to 30 cents per share (2001 : 25 cents).

"In addition to the enormous systemic and market risk of the last twelve months, and the effect which this has had on profitability, the weaknesses in our own risk management processes have played a role in this less than satisfactory result," said Leon Kirkinis, Abil's CEO. " We have continued to learn and better understand the specific risks we face in the non-payroll environment, and have now substantially changed and upgraded our risk assessment and collections procedures and functions."

Provisions , including those on the recently acquired Saambou personal loans book, increased from 12.4% of gross advances in 2001 to 33.2 % and now provide a substantially higher level of coverage to non-performing loans ('NPLs') – up from 59.5% to a conservative 79.5%. NPLs increased from R343.4 million to R2 989.7 million mainly as a result of the purchase of the Saambou loan book (R1 663.8 million) and the implementation of a more conservative approach to defining NPLs (R626.6 million).

Looking forward, the group said that there were compelling indicators pointing to an improvement in the credit quality of its loan book, and that, with a reduction in systemic risk in the sector, it similarly expected to see a reduction in NPLs and provisions. The group has extensively upgraded its collections process and established a specialised units which have already made significant progress in improving collections efficiencies and effectiveness.

Despite a deliberately conservative approach to lending, total revenue grew by 17% to R2 564 million on the back of a 22.9% increase in new business written. This, and, to a greater extent, the acquisition of the Saambou personal loans business, saw the group's gross advances increase by 53.5% to R7.166 billion (R4.668 billion). Substantial progress has been made in containing growth in operating costs which grew by 11%, and this is reflected in a reduction in the cost-to-income ratio from 38.5% to 36.6%.

The bank's capital ratio remains conservatively strong at 34.0%, and, even after the initial payment of R750 million for the Saambou book, Abil continues to hold net cash of R300 million. The group says that it is comfortable that the cash generative nature of the business will continue to provide it with sufficient funding for future growth.

Kirkinis said that the outlook for the business was positive given that the oversupply of credit to its target market would work through the system over the next 18 to 24 months. He said that Abil was well-positioned to benefit from this normalisation of the market through its dual focus on collections and the underwriting of new business.

The purchase of the Saambou loan book is also expected to provide significant upside for the group over the next two years. It has allowed the group to consolidate its exposures on a considerable number of overlapped clients and to manage the combined exposure and collections effort. Although early days, the group says that the collection experience on the book has been excellent with the average collection rate to contractual instalments running at higher levels than anticipated for the first three months.

Issued by: African Bank Media Relations
011-256-9050 / 082 453 2070

For further information contact:
Leon Kirkinis
CEO: ABIL
Tel: 011 256- 9232

OR

Dave Woollam
Group Finance Director: ABIL
Tel: 011 256-9546

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AFRICAN
BANK
AFRICAN BANK INVESTMENTS LIMITED



ABIL Recruits top banker as financial director.

04 October 2002

African Bank Investments Limited has appointed David Woollam as Group Financial Director of Abil and Finance Director of African Bank.

African Bank Investments Limited (Abil) has appointed David Woollam as Group Financial Director of Abil and Finance Director of African Bank. Woollam was previously Group Financial Director at BoE and, more recently, became part of the senior management team at Nedcor following its recent purchase of BoE.

Woollam's extensive international and local banking experience will substantially bolster Abil's executive management team, and his appointment is regarded as a major coup for the country's largest credit banking group.

Woollam began his career in chartered accounting at Deloittes and gained extensive international experience at various investment banking groups in the United Kingdom during the 1990s. During his time as Group FD at BoE he also developed an excellent working relationship with Abil based on BoE's previous substantial shareholding in the group.

Woollam's appointment, which is subject to regulatory and other necessary approvals, was welcomed by Leon Kirkinis, Abil's CEO, as "an exceptional appointment, and we look forward to his contribution to the future growth and profitability of the group."

Woollam further commented, "I am very excited at the prospect of joining Abil – the company has shown great resilience and has matured to take its place as the market leader in its field. I believe that African Bank has a very important role to play in the evolution of the financial services industry in South Africa and, together with an exceptional management team, I look forward to playing a role and making a contribution to that process."

In a further announcement, African Bank confirmed that Tami Sokutu, in his capacity as Chief Operating Officer at the bank, has assumed responsibility for Operations, IT, Sales and Human Resources. He and Woollam will work together closely to implement African Bank's growth and development strategy going forward.

Woollam and Sokutu, as well as the executives responsible for Credit, Group Strategy and the Saambou personal loans business, will report directly to Leon Kirkinis.

Released by African Bank Corporate Affairs : (011) 256 9050 / 082 453 2070

For further information please contact :
Leon Kirkinis : CEO, Abil – (011) 256 9239
David Woollam – 083 635 9064

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EXHIBIT B

DOCUMENTS DISTRIBUTED TO SHAREHOLDERS


RECEIVED
2004 AUG 31 A 9:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


AFRICAN
BANK

African Bank Investments Limited







Interim Results

for the six months ended 31 March 2004

Contents

Features


AFRICAN
BANK

African Bank Investments Limited

- Headline earnings per share of 69,2 cents (2003: 67,6 cents)
- Headline earnings of R326,9 million (2003: R331,6 million)
- Return on equity of 27,4% (2003: 25,9%) and return on assets of 10,5% (2003: 10,3%)
- Interim dividend increased to 35 cents from 25 cents
- Free cash reserves of R723 million

- Increased sales and improved margins lift total revenues
- Credit performance and market conditions remain positive
- Cost reduction initiatives proving successful with further benefits expected in second half
- Profit before tax up 16% from R522 million to R607 million
- R60 million in secondary tax on companies (STC) on special dividend increases total tax charge from 37% to 47%


RETURN ON EQUITY
(%)
35
30
25
20
15
10
5
0
31,6
23,2
25,9
25,8
27,4
01
02
H1-03
H2-03
H1-04
Return on equity
Target
RETURN ON ASSETS
(%)
16
14
12
10
8
6
4
2
0
13,9
8,9
10,3
10,8
10,5
01
02
H1-03
H2-03
H1-04
Return on assets
Target
DIVIDENDS PER SHARE
(cents)
120
100
80
60
40
20
0
10
15
12
18
25
31
100
35
H1-01
H2-01
H1-02
H2-02
H1-03
H2-03
H1-04
Dividends per share
Special dividend per share



Profile

African Bank Investments Limited ("ABIL"), is a publicly quoted bank-controlling company listed on the JSE Securities Exchange South Africa.

Our mission is to create choice, opportunity and growth through the provision of credit.

The focus of the group is to underwrite largely unsecured credit risk through the provision of personal loans to the formally employed emerging market and tailored credit solutions to small, medium and micro enterprises (SMMEs). ABIL's profitability and sustainability is dependent on its ability to underwrite this risk and efficiently manage the collections process.

Key to the underwriting process is the capability to price our products for the cost of doing business (operating expenses) and the risk of doing business (bad debts) in order to earn a return on assets which, geared through an appropriate capital structure, will result in our targeted return on equity.

The model is reinforced through a strong capital base, high positive cashflow generation, a conservative approach to funding and liquidity and strong risk management processes.

Operationally, ABIL is structured into three main business units:

African Bank Retail – African Bank Retail comprises the lending operations under the African Bank brand, the insurance underwriting activities of Stangen and the Standard Bank Joint Venture.

Collections – The Collections Division is responsible for managing the collection and rehabilitation of clients in arrears from the call centre phase to the legal collections of loans in default. It also manages the collections on the written-off books. This unit currently manages all the non-performing loans for African Bank Retail, and other books that have been acquired over time such as the Saambou Personal Loans Book ("the Saambou PLB") and the remaining book of Gilt Edged Management Services.

Specialised Lending – Specialised Lending comprises unique credit models and distribution channels that are optimised through semi-autonomous businesses and management teams under seperate brands. This unit is also the incubator for new credit models implemented by the group.

The Group is supported at the centre by the following units:

Finance, risk, treasury and investor relations – an integrated and group-wide approach to financial and risk management control, treasury and investor relations.

Business innovation and optimisation – established at the end of 2003 with the objective of developing and implementing new markets, channels and products, as well as streamlining business efficiency and optimisation.

African expansion – at this stage in a research phase, looking into potential opportunities in Sub-Saharan Africa, that can provide ABIL with a platform for sustainable profitable growth, leveraging on ABIL's core competencies.


AFRICAN BANK INVESTMENTS LIMITED
LOCAL INVESTORS 53,6%
FOREIGN INVESTORS 41,9%
DIRECTORS AND MANAGEMENT 4,5%
Ashley Mobagoane Non-executive chairman
Gordon Schachat Executive deputy chairman
Leon Kirkinis Chief executive officer
African Bank Retail Tami Sokutu
Finance, risk, treasury and investor relations Dave Woollam
Specialised Lending Johan de Ridder
Innovation Toni Fourie
Collections Angus Herselman
African expansion Dawn Marole


AFRICAN
BANK

African Bank Investments Limited

for the six months ended 31 March 2004

		% change from March 2003	Unaudited 6 months ended 31 March 2004	Unaudited 6 months ended 30 Sept 2003	Unaudited 6 months ended 31 March 2003
Key shareholder ratios					
Headline earnings	R000	(1)	**326 938**	348 484	331 575
Headline earnings per share	cents	2	**69,2**	72,8	67,6
Attributable earnings	R000	0	**323 893**	334 595	325 307
Attributable earnings per share	cents	3	**68,6**	69,9	66,3
No of shares in issue					
(net of treasury shares)	000		**469 709**	474 210	491 307
Weighted average number of shares	000		**472 240***	478 454*	490 342
Net asset value per share	cents	(7)	**507,5**	588,1	545,6
Declared dividends per share					
Interim	cents	40	**35**		25
Final	cents			31	
Special dividend	cents			100	
Total dividends	cents		**35**	131	25
Dividend cover (ordinary dividends only)	times		**2,0**	2,3	2,7
Performance ratios (per ROE model)					
Gross income yield on advances book	%		**59,5**	55,4	50,7
Bad debt expense to average advances	%		**9,3**	8,8	7,7
Risk-adjusted yield	%		**50,2**	46,5	43,1
Cost to income	%		**33,5**	34,9	37,4
Cost to advances	%		**19,9**	19,3	19,0
Return on assets	%		**10,5**	10,8	10,3
Return on equity	%		**27,4**	25,8	25,9
Effective tax rate (including indirect taxes)	%		**46,8**	38,1	36,7
Asset and credit quality ratios					
Gross advances	R000	(6)	**6 271 706**	6 314 097	6 662 472
Lending books		18	**4 493 827**	4 136 191	3 813 175
Pay down books		(38)	**1 777 879**	2 177 906	2 849 297
Gross interest-bearing advances		(9)	**5 136 345**	4 898 797	5 646 472
Total NPLs		(13)	**2 419 395**	2 625 275	2 780 139
Total provisions (including insurance reserves)	R000	(18)	**1 799 687**	1 961 016	2 190 141
NPLs to gross advances	%		**38,6**	41,6	41,7
Total provisions as a % of gross advances	%		**28,7**	31,1	32,9
NPL coverage	%		**74,4**	74,7	78,8
Bad debt write-offs to average gross advances	%		**13,7**	14,2	12,2
Capital ratios					
African Bank capital adequacy	%		**31,8**	40,9	38,7
Tier 1	%		**30,1**	38,5	36,4
Tier 2	%		**1,7**	2,4	2,3
ABIL group capital adequacy	%		**36,8**	44,5	43,6
Cost of funds					
Average cost of funds	%		**13,0**	14,7	14,3

** 20 million shares were repurchased in May 2003 and subsequently cancelled.*



The last six months has been a period of consistent and steady delivery on all the drivers of the business that are key to the group achieving its targeted and sustained return on equity for shareholders. Headline earnings per share were 69,2 cents compared to 67,6 cents for the prior period. Return on equity improved from 25,9% to 27,4%. Both these performance indicators were affected by the expensing of a R60 million secondary tax on companies (STC) charge on the special dividend paid in December 2003. The major drivers of these results were:

- **Margins** – The total yield on advances improved from 50,7% to 59,5%. This was due to a further change in the mix of the portfolio towards retail debit order loans as well as the low yielding pay down books continuing to decline. Margins were enhanced by significant contributions from Credit Indemnity and Miners Credit Guarantee. Total revenue increased 5% from R1 450 million to R1 517 million.

- **Sales** – Turnover increased by 34% over the prior period, leading to an 18% increase in the lending books. This was offset by a 38% reduction in the pay down books. While gross advances have been on a steady decline over the last few reporting periods, the current period since September 2003 saw gross interest-bearing advances (the economic base of the business) increase by 5%. ABIL is confident that this is the turning point in the asset growth cycle.

- **Bad debts** – The charge for bad debts was R238 million compared to R219 million for the prior period and reflects a stable state after the volatility of the last few years. The credit environment is positive and the rate of new NPLs emerging has accordingly fallen. Provision coverage has been maintained at 74,4%.

- **Operating costs** – Expenditure fell by 6% from R543 million to R508 million over the period. While the cost-to-income ratio improved from 37,4% to 33,5%, the cost-to-advances ratio increased from 19,0% to 19,9%. The group is committed to bringing this ratio down to the 17% level over the next 12 months and a number of cost efficiency projects are under way. The main benefit of these, coupled with emerging asset growth trends will be visible during the second half of the year.

- **Net financing costs** – The average cost of funds fell from 14,3% to 13,0% due to a favourable interest rate environment and the successful issuance of the R1 billion ABL2 bond. This was partially offset by low returns on surplus cash invested in the inter-bank market and lower cash balances due to the payment of the special dividend.

The above drivers combined to produce a 16% increase in profit before tax from R522 million to R607 million.

- **Taxation** – The total taxation charge increased from 36,7% to 46,8% due mainly to the additional STC charge on the special dividend. The taxation charge for the second half is expected to revert to normal levels. The impact of the additional STC charge was 12,5 cents per share.

SEGMENTAL EARNINGS

R000	% change	6 months ended 31 March 2004	6 months ended 31 March 2003
African Bank Retail and Collections	3	**307 103**	298 678
Specialised Lending	77	**115 580**	65 392
Discontinued businesses	(15)	**(16 196)**	(14 132)
Group and consolidation	73	**(1 158)**	(4 288)
STC	(457)	**(78 391)**	(14 075)
Total headline earnings	(1)	**326 938**	331 575

African Bank Retail and Collections produced solid results with headline earnings increasing from R299 million to R307 million as the profits made in the prior year from the acquired Saambou PLB were more than offset by growth in organic earnings generated on the lending books.



Specialised Lending produced significantly higher results as headline earnings increased by 77% for the period. This was mainly attributed to Credit Indemnity which is benefiting from strong growth in its sales and increased term on new products and a higher contribution from Miners Credit Guarantee. Miners Credit Guarantee has been divisionalised into African Bank as African Bank Miners Credit.

The discontinued businesses comprise: Gilt Edged Management Services (GEMS), African Contractor Finance and Quatro, all of which are being wound down after their respective models failed to reach critical mass or acceptable returns. The impact of these closures should be substantially out of the system by the year-end.

CAPITAL AND DIVIDENDS

The ABIL board has declared an interim dividend of 35 cents per share. The group has previously indicated that it will maintain a dividend cover of between 2,0 and 2,5 times. Given the outlook for the remainder of the year and the excess capital being generated, this dividend is covered 2 times by earnings,

LOOKING AHEAD

ABIL is on track to achieve its objectives of a 30% return on equity and a 10% return on assets for the full year to 30 September 2004. In order to achieve this, the group anticipates certain trends in its key business drivers. Growth in the lending books from increased sales are expected to continue to outpace the reduction in the pay down books, overall margins will moderately increase, bad debts remain steady, and operating costs will further benefit from efficiency strategies being implemented.

Over the longer term, the sustainability of the targeted returns on equity will be achieved through the following key strategic initiatives currently being implemented:

- The smooth implementation of improved scorecards and further operating cost efficiencies, in order to better differentiate pricing to our customers, improve client retention and position the group for increased competition.
- Development of new credit products and markets within our core competence and under the leadership of dedicated units.
- Enhanced collection processes and innovation in rehabilitation methods for clients in financial distress.
- Continued progress in the employment equity objectives at executive and senior management levels and BEE shareholder participation and
- Continued focus on optimal capital levels.

Group income statement

for the six months ended 31 March 2004

R000	Unaudited 6 months to 31 March 2004	% change	Unaudited 6 months to 31 March 2003	Audited 12 months to 30 Sept 2003
Revenue				
Interest income on advances	**1 230 651**	7	1 151 969	2 295 519
Net assurance income	**141 316**	20	117 904	246 804
Non-interest income	**144 814**	(20)	180 037	323 407
Total revenue	**1 516 781**	5	1 449 910	2 865 730
Charge for bad and doubtful advances	**(237 547)**	8	(219 032)	(444 935)
Risk adjusted revenue	**1 279 234**	4	1 230 878	2 420 795
Other interest income	**46 498**	(25)	61 923	143 131
Interest expense	**(211 838)**	(8)	(229 232)	(463 685)
Operating costs	**(507 761)**	(6)	(542 513)	(1 036 241)
Net income from operations	**606 133**	16	521 056	1 064 000
Share of associate companies' income	**542**	14	476	1 529
Net income before taxation	**606 675**	16	521 532	1 065 529
Indirect taxation: VAT and STC	**(107 887)**	190	(37 139)	(84 947)
Taxation	**(175 854)**	14	(154 514)	(314 071)
Net income after taxation	**322 934**	(2)	329 879	666 511
Minority interest	**959**	(121)	(4 572)	(6 609)
Net income attributable to ordinary shareholders	**323 893**	0	325 307	659 902
HEADLINE EARNINGS AND EARNINGS PER SHARE				
Net income attributable to ordinary shareholders	**323 893**	0	325 307	659 902
Adjustments:				
Net goodwill amortised	**3 607**		6 557	17 691
Other capital items	**(562)**		(289)	2 466
Headline earnings	**326 938**	(1)	331 575	680 059
Weighted number of shares in issue (000)	**472 240***		490 342	484 398*
Fully diluted number of shares in issue (000)	**491 946**		493 296	486 816
Headline earnings per share (cents)	**69,2**	2	67,6	140,4
Basic earnings per share (cents)	**68,6**	3	66,3	136,2
Fully diluted headline earnings per share (cents)	**66,5**	(1)	67,2	139,7
Declared dividends per share (cents)				
Interim	**35**	40	25	25
Final				31
Total ordinary dividends	**35**	40	25	56
Special dividend	**–**		–	100
Total dividends	**35**	40	25	156

** 20 million shares were repurchased in May 2003 and subsequently cancelled.*

Group balance sheet



African Bank Investments Limited

as at 31 March 2004

R000	Unaudited 31 March 2004	% change	Unaudited 31 March 2003	Audited 30 September 2003
Assets				
Fixed assets	**162 126**	(17)	194 171	193 719
Investments in associates	**9 635**	14	8 466	9 324
Policyholders' investments	**53 879**	14	47 068	53 682
Goodwill	**17 187**	103	8 448	20 463
Deferred tax asset	**64 650**	6	60 808	58 812
Net advances	**4 506 689**	(1)	4 560 254	4 399 746
Gross advances	**6 271 706**	(6)	6 662 472	6 314 097
Provisions	**(1 765 017)**	(16)	(2 102 218)	(1 914 351)
Other assets	**110 948**	(44)	196 502	109 735
Taxation	**6 853**	45	4 728	4 625
Statutory assets – bank and insurance (Note 1)	**498 167**	1	494 983	479 474
Short-term deposits and cash	**722 851**	(11)	808 116	1 148 562
Total assets	**6 152 985**	(4)	6 383 544	6 478 142
Liabilities and equity				
Life fund reserve	**84 408**	7	79 112	80 326
Structured loans and debentures	**2 489 994**	9	2 284 842	2 251 180
Liabilities to depositors	**694 274**	(2)	711 510	884 485
Other liabilities	**143 325**	(40)	237 432	173 094
Deferred tax liability	**10 576**	>100	840	10 576
Taxation	**149 085**	5	142 222	95 335
Bank overdraft	**2 379**	(35)	3 641	150
Total liabilities	**3 574 041**	3	3 459 599	3 495 146
Ordinary shareholders' funds	**2 383 951**	(11)	2 680 418	2 788 751
Outside shareholders' funds	**3 582**	(94)	55 366	4 541
Secondary capital	**191 411**	2	188 161	189 704
Total equity	**2 578 944**	(12)	2 923 945	2 982 996
Total liabilities and equity	**6 152 985**	(4)	6 383 544	6 478 142

Note 1. *Insurance prudential cash reserves of R240 million have been reclassified into statutory assets from short term deposits and cash in March 2003 to facilitate comparison with September 2003 and March 2004 numbers.*

Statement of changes in equity

for the six months ended 31 March 2004

R000	Share capital	Distri-butable reserves	Treasury shares	Total
Balance at 30 September 2002	12 429	2 489 604	(68 511)	2 433 522
Dividends paid		(88 177)		(88 177)
ABIL share trust transactions (cost)*			14 188	14 188
Loss incurred on ABIL share trust			(4 422)	(4 422)
Net income for the six months		325 307		325 307
Balance at 31 March 2003	12 429	2 726 734	(58 745)	2 680 418
Dividends paid		(117 889)		(117 889)
ABIL share trust transactions (cost)*			23 661	23 661
Loss incurred on ABIL share trust			(7 370)	(7 370)
Treasury shares acquired by subsidiary			(124 664)	(124 664)
Net income for the six months		334 595		334 595
Balance at 30 September 2003	12 429	2 943 440	(167 118)	2 788 751
Dividends paid		(623 589)		(623 589)
Cancellation of treasury shares	(500)	(124 164)	124 664	0
CGT on cancellation of treasury shares		(13 860)		(13 860)
ABIL share trust transactions (cost)*			(55 357)	(55 357)
Loss incurred on ABIL share trust			(35 887)	(35 887)
Net income for the six months		323 893		323 893
Balance at 31 March 2004	11 929	2 505 720	(133 698)	2 383 951

** Shares purchased into the ABIL employee share trust less shares issued to employees.*

Cash flow statement

for the six months ended 31 March 2004

R000	**Unaudited 6 months to 31 March 2004**	Unaudited 6 months to 31 March 2003	Audited 12 months to 30 September 2003
Cash generated from operations	**935 228**	806 213	1 666 944
(Increase)/decrease in gross advances	**(391 122)**	82 455	(22 467)
Increase in working capital	**(30 982)**	(502 533)	(473 769)
Normal and indirect taxation paid	**(238 057)**	(262 404)	(504 427)
Shareholder payments and transactions	**(728 693)**	(84 381)	(303 402)
Cash (outflow)/inflow from investing activities	**(52 232)**	151 465	(11 661)
Cash inflow from financing activities	**50 310**	38 193	179 049
(Decrease)/increase in cash and cash equivalents	**(455 548)**	229 008	530 267
Cash and cash equivalents at the beginning of the year	**1 345 881**	815 614	815 614
Cash and cash equivalents at the end of the period	**890 333**	1 044 622	1 345 881
Cash and cash equivalents			
Short-term deposits and cash	**722 851**	808 116	1 148 562
Bank overdraft	**(2 379)**	(3 641)	(150)
Statutory cash reserves – Insurance	**169 861**	240 147	197 469
	890 333	1 044 622	1 345 881



R000 six months to 31 March 2004	Closing balance	Average balance	Income/ Expense	Rate %
Gross advances	5 136 345	5 101 531	1 230 651	48,2
Interest-earning cash and other assets	1 129 882	1 160 529	46 498	8,0
Total interest-earning assets	6 266 227	6 262 060		
Non-interest-bearing gross advances	1 135 361	1 236 016		
Non-interest-bearing Reserve Bank funds	91 136	82 591		
Provision for bad debts	(1 765 017)	(1 843 707)		
Other assets	425 278	483 860		
Total assets	6 152 985	6 220 819		
Total interest-bearing liabilities	3 375 679	3 260 017	211 838	13,0
Life fund reserves	84 408	84 130		
Other liabilities	305 365	488 621		
Total liabilities	3 765 452	3 832 768		
Ordinary shareholders' equity	2 383 951	2 384 018		
Outside shareholders' equity	3 582	4 033		
Total liabilities and equity	6 152 985	6 220 819		
six months to 31 March 2003				
Gross advances	5 646 472	5 715 288	1 151 969	40,3
Interest-earning cash and other assets	1 220 453	1 036 603	61 923	11,9
Total interest-earning assets	6 866 925	6 751 891		
Non-interest-bearing gross advances	1 016 000	1 192 000		
Non-interest-bearing Reserve Bank funds	82 646	89 637		
Provision for bad debts	(2 102 218)	(2 221 451)		
Other assets	520 191	612 360		
Total assets	6 383 544	6 424 437		
Total interest-bearing liabilities	3 188 154	3 208 175	229 232	14,3
Life fund reserves	79 112	82 391		
Other liabilities	380 494	518 742		
Total liabilities	3 647 760	3 809 308		
Ordinary shareholders' equity	2 680 418	2 557 814		
Outside shareholders' equity	55 366	57 315		
Total liabilities and equity	6 383 544	6 424 437		

Return on assets and return on equity model



R million	6 months March '04	6 months September '03	6 months March '03
Gross interest income	**1 231**	1 144	1 152
Net assurance income	**141**	129	118
Other income	**145**	143	180
Total income	**1 517**	1 416	1 450
Charge for credit losses	**(238)**	(226)	(219)
Risk adjusted income	**1 279**	1 190	1 231
Operating expenses	**(508)**	(494)	(543)
Net financing costs	**(165)**	(153)	(167)
Associate and other	**1**	1	–
Net income before tax	**607**	544	522
Taxation (including VAT and STC)	**(284)**	(207)	(192)
Net income after tax	**323**	337	330
Minorities and non-headline	**4**	12	2
Headline earnings	**327**	348	332
Average gross interest-bearing advances	**5 102**	5 114	5 715
Average total assets	**6 221**	6 464	6 424
Average ordinary shareholders' capital	**2 384**	2 699	2 558

	6 months ended 31 March 2004	6 months ended 30 September 2003	6 months ended 31 March 2003
Margin/Advances	48,2%	44,7%	40,3%
Assurance/Advances	5,5%	5,0%	4,1%
Other income/Advances	5,7%	5,6%	6,3%
equals	59,5%	55,4%	50,7%
less			
Bad debts/Advances	(9,3%)	(8,8%)	(7,7%)
equals	50,2%	46,5%	43,1%
less			
Opex/Advances	(19,9%)	(19,3%)	(19,0%)
Financing costs/Advances	(6,5%)	(6,0%)	(5,9%)
Associate/Advances	0,0%	0,0%	0,0%
equals	23,8%	21,3%	18,3%
less			
Tax rate	46,8%	38,1%	36,7%
equals	12,7%	13,2%	11,5%
plus			
Min and non-headline	0,2%	0,5%	0,1%
equals	12,8%	13,6%	11,6%
multiply			
Advances/Total assets	82,0%	79,1%	89,0%
equals			
Return on assets	10,5%	10,8%	10,3%
multiply			
Gearing	2,6	2,4	2,5
equals			
Return on equity	27,4%	25,8%	25,9%
Bad debts/Margin	19,3%	19,8%	19,0%
Cost/Income	33,5%	34,9%	37,4%
Cost/Risk adj inc	39,7%	41,5%	44,1%



Advances analysis

R000	% yoy growth	March 2004	% growth	September 2003	% growth	March 2003
Lending books	18	**4 493 827**	9	4 136 191	8	3 813 175
African Bank Retail	13	**3 594 552**	6	3 381 307	6	3 180 622
Payroll – corporates and other	(26)	**1 152 490**	(21)	1 454 763	(7)	1 567 449
Retail debit order	49	**2 212 968**	26	1 761 261	19	1 483 336
Standard Bank joint venture	76	**229 094**	39	165 283	27	129 837
Specialised Lending	42	**899 275**	19	754 884	19	632 553
Credit Indemnity	40	**375 856**	19	315 641	18	267 553
Miners Credit Guarantee	27	**356 457**	11	319 836	14	280 207
Commercial Vehicle Finance	66	**140 577**	23	114 399	35	84 793
ABCommerce	n/a	**26 385**	n/a	5 008	n/a	0
Pay down books	(38)	**1 777 879**	(18)	2 177 906	(24)	2 849 297
African Bank Retail	(39)	**1 558 810**	(19)	1 930 597	(24)	2 556 304
Persal	(39)	**355 206**	(22)	457 543	(21)	580 078
Saambou PLB	(39)	**1 203 604**	(18)	1 473 054	(25)	1 976 226
Specialised Lending	(25)	**219 069**	(11)	247 309	(16)	292 993
Gilt Edged Management Services	(33)	**116 315**	(14)	135 220	(22)	173 664
African Contractor Finance	(14)	**101 182**	(8)	110 546	(6)	117 906
Quatro	10	**1 572**	2	1 543	8	1 423
Gross advances	(6)	**6 271 706**	(1)	6 314 097	(5)	6 662 472
Less: Non-interest-bearing advances	12	**(1 135 361)**	(20)	(1 415 300)	39	(1 016 000)
Gross interest-bearing advances	(9)	**5 136 345**	5	4 898 797	(13)	5 646 472
Average gross interest-bearing advances	(11)	**5 101 531**	(0)	5 114 348	(11)	5 715 288

There are a number of contrasting trends within the ABIL advances portfolio and accordingly, the gross advances continue to be classified into two main portfolios:

- **Lending books** – These comprise the main lending activities of African Bank Retail (up 13% year on year) and the books of the continuing businesses within the Specialised Lending Division (up 42% year on year). In African Bank Retail the debit order products and the Standard Bank JV continued to grow strongly. The switch of focus to retail debit order products away from payroll based products continued. Increased sales and new longer-term product offerings have resulted in a 40% increase in Credit Indemnity's book. Miners Credit Guarantee experienced robust sales growth with the introduction of new products while the extension of the taxi recapitalisation programme implementation date to September 2010 triggered an upsurge in demand for taxi finance in African Bank Commercial Vehicle Finance. Overall the lending books grew by 18% year on year.

- **Pay down books** – These comprise the acquired Saambou PLB and Persal portfolios on which no new lending is taking place, as well as the businesses in Specialised Lending which are being wound down. These portfolios continued to decline in the first six months of 2004 at expected rates. Quatro, the franchise business lending to spaza shops, was reclassified under the pay down books earlier in the year, after a decision was taken to close down the business as it failed to reach critical mass.

Gross interest-bearing advances decreased from R5 646 million in March 2003 to R4 899 million in September 2003 as the overall book declined, and have since grown to R5 136 million. The improvement was due to higher sales offsetting both the rate of reduction in the pay down books, and the writing off of non-performing loans on which interest had been suspended.

Gross advances for the period have remained steady compared to the previous 6 months to 30 September 2003, however, the composition of the advances continues to shift towards higher margin business away from lower margin pay down advances resulting in an overall lift in margins.




AFRICAN
BANK
African Bank Investments Limited

GROSS ADVANCES PORTFOLIO MIX
(%)


100
80
60
40
20
0
43
57
34
66
28
72
March 2003
September 2003
March 2004
Lending Books
Pay down Books

Advances analysis – number and average size of loans

	% growth in number of loans	As at 31 March 2004 Gross advances balance outstanding R million	Number of active loans 000	Average balance outstanding Rand	As at 30 September 2003 Gross advances balance outstanding R million	Number of active loans 000	Average balance outstanding Rand
Lending books	6	4 494	1 218	3 689	4 136	1 145	3 612
African Bank Retail	3	3 595	770	4 668	3 430	745	4 602
Payroll	(26)	1 152	199	5 793	1 504	270	5 570
Retail debit order	18	2 213	489	4 530	1 761	414	4 252
Standard Bank JV	35	229	83	2 777	165	61	2 706
Specialised Lending	12	899	448	2 006	706	400	1 765
Credit Indemnity	16	376	261	1 442	316	225	1 400
Miners Credit Guarantee	7	356	186	1 917	271	173	1 563
Commercial Vehicle Finance	27	141	2	93 097	114	1	96 134
AB Commerce	110	26	0	1 256 429	5	0	500 800
Pay down books	(27)	1 778	225	7 897	2 178	306	7 110
African Bank Retail	(29)	1 559	192	8 131	1 931	269	7 164
Persal	(27)	355	59	6 065	458	81	5 668
Saambou PLB	(29)	1 204	133	9 040	1 473	189	7 803
Specialised Lending	(9)	219	33	6 552	247	37	6 713
Gilt Edged Management Services	(9)	116	33	3 501	135	37	3 699
African Contractor Finance	(26)	101	0	479 536	111	0	389 246
Quatro		2	n/a	n/a	2	n/a	n/a
Total	(1)	6 272	1 443	4 345	6 314	1 451	4 350



Sales analysis

SALES VALUE (R MILLION)

	% change H1 03 to H1 04	Half 1 – 2004 Total	3 mths Mar 04	3 mths Dec 03	Half 2 – 2003 Total	3 mths Sep 03	3 mths Jun 03	Half 1 – 2003 Total	3 mths Mar 03	3 mths Dec 02
African Bank Retail	35	1 377	644	733	1 193	663	530	1 023	507	516
Payroll	(35)	147	66	81	228	109	119	226	117	109
Retail debit order	49	1 065	494	571	852	491	361	713	349	364
Standard Bank JV	98	165	84	81	113	63	50	83	40	43
Specialised Lending	32	820	369	450	701	370	331	621	308	313
Credit Indemnity	29	465	209	255	413	220	194	359	188	171
Miners Credit Guarantee	34	300	131	169	238	126	112	224	102	122
Commercial Vehicle Finance	45	55	29	26	50	24	26	38	18	21
Total	34	2 197	1 013	1 183	1 894	1 033	862	1 644	815	829

NUMBER OF LOANS (000)

	% change H1 03 to H1 04	Half 1 – 2004 Total	3 mths Mar 04	3 mths Dec 03	Half 2 – 2003 Total	3 mths Sep 03	3 mths Jun 03	Half 1 – 2003 Total	3 mths Mar 03	3 mths Dec 02
African Bank Retail	32	226	104	122	200	111	89	171	85	86
Payroll	(48)	15	6	8	26	12	14	28	14	14
Retail debit order	42	174	79	95	147	84	63	123	61	62
Standard Bank JV	84	37	19	18	27	15	12	20	10	10
Specialised Lending	(4)	484	225	259	523	263	259	506	252	254
Credit Indemnity	4	302	147	155	312	159	153	290	150	139
Miners Credit Guarantee	(16)	182	78	104	210	104	106	216	102	114
Commercial Vehicle Finance	–	–	–	–	–	–	–	–	–	–
Total	5	710	330	381	722	374	348	677	337	340

AVERAGE LOAN SIZE (RANDS)

	% change H1 03 to H1 04	Half 1 – 2004 Total	3 mths Mar 04	3 mths Dec 03	Half 2 – 2003 Total	3 mths Sep 03	3 mths Jun 03	Half 1 – 2003 Total	3 mths Mar 03	3 mths Dec 02
African Bank Retail	2	6 093	6 174	6 024	5 978	5 982	5 973	5 982	5 965	5 999
Payroll	26	10 131	10 320	9 982	8 903	9 014	8 802	8 053	8 332	7 773
Retail debit order	5	6 111	6 250	5 995	5 803	5 865	5 721	5 814	5 715	5 912
Standard Bank JV	8	4 438	4 462	4 412	4 163	4 188	4 133	4 122	4 123	4 121
Specialised Lending	38	1 693	1 640	1 740	1 342	1 404	1 279	1 228	1 221	1 234
Credit Indemnity	24	1 539	1 424	1 649	1 326	1 381	1 269	1 239	1 253	1 225
Miners Credit Guarantee	59	1 648	1 682	1 623	1 131	1 213	1 050	1 036	1 003	1 066
Commercial Vehicle Finance	(5)	141 801	144 005	139 468	134 581	133 624	135 469	149 800	150 402	149 290
Total	27	3 094	3 075	3 109	2 623	2 759	2 476	2 428	2 417	2 439

Sales for the six months to 31 March 2004 increased by 34% to R2 197 million compared to R1 644 million for the equivalent period last year. However, the growth dynamics differed substantially between the different businesses in the group.

In African Bank Retail, the number of loans increased by 32% and the average size of loans by only 2%, as the sales strategy over the last year has been primarily focused on new customer acquisition through new products and channels. Recent changes to the underwriting model are expected to reveal slowly increasing loan sizes as terms are extended and greater product differentiation is introduced, particularly to repeat clients.

In Specialised Lending, growth was achieved primarily from increases in loans size (38%), rather than in number of loans (-4%), as both Credit Indemnity and Miners Credit Guarantee were successful in launching new longer-term products, mainly to the better performing repeat customers.


SALES HISTORY
(R million)
280
240
200
160
120
80
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
African Bank Retail
Specialised Lending





PORTFOLIO UNDERWRITING MARGIN

As anticipated, the overall yield on the advances book (being interest, insurance and fees), increased in the past six months to 59,5%, compared to 55,4% in September 2003 and 50,7% in March 2003. The improvement was predominantly achieved through higher sales and changes in the mix of products in the portfolio and not through increased pricing. The change in yield is explained by the following dynamics in the portfolio:

- Within African Bank Retail's lending books, the higher yielding retail debit order products currently contribute some 90% of monthly sales, which has increased the retail vs. payroll mix from 51% in March 2003 to 68% of the portfolio as at March 2004.
- The Specialised Lending division, which operates at higher yields has grown strongly in the last year (up 42%), and has increased its percentage of the total lending portfolio from 17% in March 2003 to 20% in March 2004.
- The pay down books, which have significantly lower yields continued to fall from 43% of the overall portfolio to 28%.
- Insurance income has increased in line with sales growth in African Bank Retail. Other non-interest income declined by R35,2 million (20%) compared to the six months to 31 March 2003. Included in this decline was R17,3 million fee income relating to Theta Specialised Finance and Munnick, Basson Dagama, which were sold in the second half of 2003, and R13,4 million relating to Standard Bank JV cost recoveries which were previously included in other income and with effect from the second half of 2003 have been set off against operating costs.

The group is investing a significant amount of time on the development of models to provide better price differentiation to its clients. As the first stage of the project at African Bank Retail, it began introducing more differentiation in the pricing of retail loans based on risk profiles in November 2003. The retail loan pricing widened the interest rate differential by a further 9% to 27% per annum, between the highest and lowest rates charged. Of retail loans granted since then, 34% of the loan volume has been at a reduced rate, 30% of the volume has remained at constant rates, and the remaining 36% of volume increased to a higher interest rate, based on relative risk. The second stage of the project comprises a new suite of scoring models incorporating behavioural, operational and individual risk information, and a new set of re-priced products which will be available in the third quarter of 2004.

Credit Indemnity has already implemented these strategies over the past twelve months and the benefits of improved price targeting have been felt through a substantial increase in sales without an unacceptable increase in risk.

While margins are expected to level off over the next 12 months as a result of these changes, the group anticipates that it will be compensated through increased sales and from better priced products to its clients.

CHARGE FOR BAD AND DOUBTFUL ADVANCES

The charge for bad and doubtful advances, while remaining fairly flat in rand terms, increased as a percentage of advances from 7,7% (March 2003) to 8,8% (September 2003) to 9,3% in March 2004. This increase was the result of two trends:

- the lending books in Specialised Lending have become a more significant portion of the total book. These books generally have higher bad debt charges as a percentage of advances than the African Bank Retail business, albeit they operate at higher margins;
- the proportion of the African Bank Retail book on which provisions are raised has increased steadily whereas the Saambou PLB book which was acquired with provisions (and on which little new provisions were raised), declined.

The charge for bad and doubtful advances as percentage of margin, was 19,3%, relative to 19,8% in September 2003 and 19,0% in March 2003.

Loans previously written off which subsequently become fully performing through successful collections campaigns are reincorporated into the portfolio as required by AC133. The net effect of the reinstatement in this period after any provisions were raised was to increase net advances and reduce the bad debt charge by R34,7 million.

OPERATING EFFICIENCY

A continued focus on cost reduction has resulted in operating costs being 6% lower than the comparative period last year. The elimination of operating costs within the two companies that were sold (March 2003: R10,8 million) contributed to this reduction. However, the first half of the year traditionally has higher operating costs than the second half, as it includes salary increases and incentives paid in





December of each year. The lower costs, combined with the growth in income, reduced the cost-to-income ratio to 33,5%, from 37,4% in March 2003.

While these cost-to-income ratios have improved, ABIL regards the cost-to-advances ratio as a more meaningful measure of operating efficiency and this ratio has increased from 19,0% to 19,9% as a result of lower average advances over the period. The group is committed to reducing this ratio down to 17% over time through a combination of increased sales and additional cost efficiencies. Further cost reductions are expected in the second half of 2004, as the cost cutting strategies initiated over the course of this period will mainly yield their benefits over the second half of the year.

TAXATION

The total taxation charge has increased from 36,7% to 46,8% over the period. The increase was primarily due to the R78 million in STC payments made, which included the R60 million STC on the special dividend paid in December 2003. In addition to a full 30% normal tax rate on profits the group also incurred R30 million in apportioned input VAT disallowed. The tax rate will normalise in the second half of the year.

FINANCING COSTS

Net financing costs were flat year on year in rand terms, but slightly up as a percentage of advances. The average cost of funds decreased from 14,3% to 13,0% as the effect of the lower interest rates fed through and, amongst others, R1 billion in funding liabilities at an average interest rate in excess of 14% were replaced by the ABL2 bond at 11,75%.


OPERATING MARGIN ANALYSIS
(% average gross interest-bearing advances)
Total yield
After tax operating margin
Charge for bad debts
Operating expenses
Net financing costs
Tax charges
52,7
48,2
49,0
50,7
55,4
59,5
16,1
16,8
9,6
11,5
13,2
12,7
6,9
0,1
10,6
7,7
8,8
9,3
14,0
18,5
17,9
19,0
19,3
19,9
8,1
4,6
5,8
5,9
6,0
6,5
7,6
8,2
5,1
6,7
8,1
11,1
2000
2001
2002
H1-03
H2-03
H1-04



Asset quality – NPLs, provisions and credit losses

Asset quality analysis

As at 31 March 2004

R millions	31 March 2004	% change	30 Sept 2003	% change	31 March 2003
Advances					
Performing	3 852	4	3 689	(5)	3 882
Non-performing	2 419	(8)	2 625	(6)	2 780
Total	6 272	(1)	6 314	(5)	6 662
Provisions and reserves					
Portfolio provisions	34	12	30	(32)	45
Balance at beginning of period	30		45		56
Provisions raised/(released)	4		(14)		(12)
Specific provisions	1 630	(9)	1 793	(8)	1 957
Balance at beginning of period	1 793		1 957		2 123
Provisions transferred			1		(1)
Provisions raised	270		289		257
Bad debts written off	(434)		(453)		(422)
Stangen credit life reserves	102		91		101
Total provisions	1 765		1 914		2 102
Other insurance coverage	35		47		88
Total provisions and reserves	1 800	(8)	1 961	(10)	2 190

Income statement charges	6 months 31 March 2004	6 months 30 Sept 2003	6 months 31 March 2003
Net charge for bad and doubtful debt	238	226	219
Portfolio provisions	4	(14)	(12)
Specific provisions	270	289	257
Recoveries	(36)	(49)	(26)
Ratios	%	%	%
NPLs as a % of total advances	38,6	41,6	41,7
Total provisions as % of NPLs (NPL cover)	74,4	74,7	78,8
Specific provisions as % of total advances	26,0	28,4	29,4
Portfolio provisions as % of total advances	0,5	0,5	0,7
Credit life reserves as % of total advances	2,2	2,2	2,8
Total provisions and reserves as % of total advances	28,7	31,1	32,9
I/S charge for bad debt as % of average gross advances	9,3	8,8	7,7
Bad debt write-offs as % of average gross advances	13,7	14,2	12,2
Bad debt recoveries as a % of write offs	8,2	10,8	6,1



Advances and provisions analysis

	Gross advances	NPLs		Total provisions		Provision coverage	Bad debts written off
	Rm	Rm	% of gross advances	Rm	% of gross advances	%	Rm
31 March 2004							
Lending books	4 494	1 101	24,5	856	19,1	77,7	270
African Bank Retail	3 595	986	27,4	738	20,5	74,8	204
Payroll – corporates and other	1 152	405	35,1	299	26,0	73,9	112
Retail debit order	2 213	581	26,3	422	19,0	72,6	85
Standard Bank JV	229	0	0,0	17	7,4	n/a	8
Specialised Lending	899	115	12,8	118	13,1	102,6	65
Credit Indemnity	376	68	18,1	66	17,5	96,7	49
Miners Credit Guarantee	356	46	13,0	43	12,0	92,6	17
Commercial Vehicle Finance	141	1	0,6	9	6,5	>100	0
ABCommerce	26	0	0,0	0	1,0	n/a	0
Pay down books	1 778	1 318	74,1	944	53,1	71,6	164
African Bank Retail	1 559	1 135	72,8	789	50,6	69,5	163
Persal	355	252	70,8	173	48,7	68,8	39
Saambou PLB	1 204	883	73,4	616	51,2	69,8	123
Discontinued businesses *(GEMS, ACFC, Quatro)*	219	183	83,6	154	70,4	84,2	1
Total	6 272	2 419	38,6	1 800	28,7	74,4	434
30 September 2003							
Lending books	4 136	1 087	26,3	865	20,9	79,5	503
African Bank Retail	3 381	977	28,9	766	22,7	78,4	383
Payroll – corporates and other	1 455	501	34,5	395	27,2	78,9	292
Retail debit order	1 761	476	27,0	364	20,7	76,5	78
Standard Bank JV	165	0	0,0	6	3,9	n/a	13
Specialised Lending	755	110	14,6	99	13,0	89,4	119
Credit Indemnity	316	62	19,7	56	17,6	89,5	77
Miners Credit Guarantee	320	47	14,5	36	11,3	77,9	42
Commercial Vehicle Finance	114	1	0,6	7	5,8	>100	0
ABCommerce	5	1	18,7	0	2,7	14,3	0
Pay down books	2 178	1 538	70,6	1 097	50,3	71,3	372
African Bank Retail	1 931	1 360	70,4	959	49,7	70,5	358
Persal	458	312	68,2	211	46,0	67,5	120
Saambou PLB	1 473	1 048	71,1	749	50,8	71,5	239
Discontinued businesses *(GEMS, ACFC, Quatro)*	247	178	72,1	137	55,5	77,0	14
Total	6 314	2 625	41,6	1 961	31,1	74,7	875



NON-PERFORMING LOANS

NPLs continued to fall steadily and decreased by R206 million from R2 625 million in September 2003 to R2 419 million in March 2004.

The decrease in NPLs and resultant decline in provisions was due to:

- a positive credit environment, which resulted in lower new non-performing loans;
- write-offs against provisions of R434 million in the first six months of 2004;
- increased cash collections.

The aggregated NPLs of 38,6% tend to obscure the underlying trends in the portfolios. Splitting the NPLs into the ongoing lending books and the pay down and/or discontinued businesses provides a clearer indication of the expected steady state level of NPLs once the pay down books and the effects of the credit bubble have dissipated. The NPLs as a percentage of advances in the lending books of African Bank Retail were 27,4% (September 2003: 28,9%) and Specialised Lending 12,8% (September 2003: 14,6%), declining in line with the trends indicated in the vintage charts over recent reporting periods in which credit quality has been improving consistently and increasing advances.

By contrast, the pay down/discontinued business portfolios have NPLs as a percentage of advances of 74,1% (September 2003: 70,6%) as the performing loans in these portfolios decrease, leaving mainly collection portfolios. These portfolios will continue to decline through a combination of collections and write-offs over the course of the next year. The Standard Bank JV has no NPLs as the credit policy is to write off NPLs immediately and to record the collections thereafter on a cash recovery basis. The policy is presently being reviewed.

The difference in the relative level of NPLs in the African Bank Retail and Specialised Lending books is mainly a function of the average term of the loans.

PROVISIONS

Provisions reduced by R161 million from R1 961 million or 31,1% to R1 800 million or 28,7% of gross advances, in line with the reduction in NPLs. Provision coverage of NPLs remained steady at 74,4% compared to 74,7% at September 2003. Provision coverage increased in the discontinued businesses as the portfolios fell to residual collection books and coverage in Specialised Lending is higher due to strong growth in performing loans and the resultant increase in the minimum portfolio provisions required on these books.

The AC133 provisioning model introduced in 2003 has continued to be refined with improved back-testing data, and the overall results have remained largely consistent. While the prospects for recoveries of NPLs continue to indicate a nominal recovery of approximately 30% to 40%, the time value decay due to the net present valuing of cashflows results in the coverage ratios of 74,4%.

Other insurance coverage continued to reduce as the Saambou PLB loans matured and the credit life cover on these loans lapsed.

VINTAGES

Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status measured by contractual number of missed instalments.

Traditionally ABIL has disclosed the cumulative long-term vintage chart for greater than three missed instalments (NPLs). For the current period this vintage has remained consistent with the trends established over recent reporting periods. However, given the high growth in sales over the last 15 months, ABIL has focused for this reporting period on the vintage for sales written over that period, which have missed more than two instalments (two+ month vintage), in order to depict the recent credit trends in finer detail. The two+month vintage is an earlier and thus more conservative indicator of risk, due to the fact that only 60% to 70% of these loans progress into NPL status. As reflected in the vintage chart, the initiatives introduced by African Bank Retail to prudently open up risk are beginning to have an effect, given that the higher sales and thus income more than compensates for the increase in risk levels.



VINTAGE GRAPH - AFRICAN BANK RETAIL
(More than two instalments missed)


10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Non-performing capital as % of original principal debt
3
4
5
6
7
8
9
10
11
12
13
14
Months on book
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03

COLLECTIONS

Collection efforts during the six months continued to benefit through steadily improving cash collection rates in all environments as collection processes mature. Legal collections continue to increase in the last quarter as a result of strategies in this book now reaching fruition. The debit order collections from loans that were previously in default and Administration order collections rates have also been increasing monthly. Based on an analysis of the NPLs in African Bank Retail as at 30 September 2003 of R2 625,3 million, cumulative cash received on these loans in the six months to 31 March 2004 amounted to R162,3 million or an annualised 14% of the balance outstanding, slightly higher than the 13% for the 2003 financial year. This rate of cash collections (adjusted to present values), implies an average 30 months to collect the residual value of these NPLs.

The average collection rate on the Saambou PLB to 31 March 2004 was 66,5%, with the latest monthly collection rate at 58,3%, still running ahead of original projections of 55%.

Group-wide recoveries of bad debts written off previously for the first 6 months were steady at R36 million.

The division invested heavily in technology during 2003 through the acquisition of a sophisticated collections software solution and various components of software to improve the efficiency of the call centre activities, amongst others. It also integrated the Saambou PLB and GEMS onto the same platform as African Bank Retail. There is a strong focus on consolidating these activities to extract maximum efficiency over the next six months.

The division aims to establish a client rehabilitation centre to assist distressed clients with over-indebtedness in the second half of the year and to improve collections through the coordination and alignment of collection activities on individual clients with multiple loans in the group.



CAPITAL ADEQUACY

ABIL operates in an environment which requires higher levels than the minimum level of capital of 10% to risk weighted assets, as set by the Banks Act. Capital is required to ensure that there is a sufficient risk cushion to protect the balance sheet from shocks as well as to provide a sufficient level of credit enhancement for the raising of debt at competitive rates.

The capital adequacy for ABIL as at 31 March 2004 was 36,8% (September 2003: 44,5%).

Capital adequacy

	AFRICAN BANK		ABIL GROUP	
R000	**Mar 04**	Sep 03	**Mar 04**	Sep 03
Total assets				
Average on-balance sheet assets	**6 072 815**	6 427 349	**6 152 985**	6 478 142
Average off-balance sheet assets	**179 817**	155 724	**125 829**	96 876
	6 252 632	6 583 073	**6 278 814**	6 575 018
Total risk weighted assets	**5 488 702**	5 442 172	**6 498 750**	6 239 830
Total capital				
Tier 1	**1 651 026**	2 088 061		
Tier 2	**95 596**	131 279		
Total	**1 746 622**	2 219 340	**2 391 223**	2 775 073
Capital adequacy	**%**	%	**%**	%
Tier 1	**30,1**	38,5		
Tier 2	**1,7**	2,4		
Total	**31,8**	40,8	**36,8**	44,5

ABIL has developed a methodology that is applied to its different asset classes to obtain an optimal level of capital to be maintained. A brief description of the main classification is set out below:

- Non-performing loans – the group considers it prudent to maintain capital equal to 100% of the residual NPLs that are not covered by the total provisions held.
- Performing loans – the group maintains capital equal to three times the average annual credit losses expected on these loans.
- Cash reserves – these are primarily invested with A1 banks and a capital ratio of 4% is maintained.
- Goodwill – 100% capital is maintained.
- Other assets – capital of 20% is maintained.





The above may be represented in the following table:

Capital adequacy model

R000	Balance sheet R000	Capital %	Required capital
Non-performing loans	2 419 395		
Less: Provisions	(1 799 687)		
Net book value	619 708	100,0	619 708
Performing loans	3 852 311	27,2	1 045 902
Cash reserves	1 221 018	4,0	48 841
Goodwill	17 187	100,0	17 187
Other assets	408 091	20,0	81 619
Off-balance sheet assets	125 829	20,0	25 166
Insurance company CAR			102 840
Total assets	6 244 144		
Group risk weighted assets	6 498 750	29,9	1 941 263
Actual capital		36,8	2 391 223
Surplus capital		6,9	449 960

The model indicates that the present optimal capital ratio is 29,9%, relative to the actual capital adequacy of 36,8%, generating excess capital of R450 million. The group is committed to bringing the capital ratio down towards the optimal level over the medium term. The special dividend of 100 cents a share paid in December 2003 and the steady reduction in the dividend cover on ordinary dividends, were the first steps in the process.

ABIL continues to build up capital at a rate greater than can prudently be utilised for organic growth. The opportunity to utilise excess capital for acquisitions also remains limited at present. The capital adequacy and the potential for a further reduction in capital will again be reviewed at year-end. The transition from the current levels to the target range will be managed to ensure smooth progress towards the target, with careful consideration of the impact on funding and credit rating stability.

Return on equity

The payment of the special dividend improved average gearing to 2,6 times, yielding a return on equity (RoE) of 27,4% against the prior year of 25,9%. The RoE should tend to the group's target of 30% for the full year as the effect of the STC charge on the special dividend is spread over the remainder of the year.

Credit rating

CA-Ratings affirmed its domestic long-term rating for African Bank of zaA- (indicating a "strong" ability to meet long-term obligations) and its short-term rating of zaA1 (indicating a "very strong" ability to meet short-term obligations) in May 2004.

Cash reserves

In addition to the R498 million in statutory and prudential cash reserves (liquid and insurance prudential investments), the group has built up available cash reserves of R723 million as at 31 March 2004, after paying the special dividend, again underlining the strong cash generative capability of the group.



Segmental profitability analysis

	Advances*	Total revenue		Bad debt charge		Operating expenditure			Headline earnings
	Rm	Rm	% of adv	Rm	% of adv	Rm	% of adv	Cost to income	Rm
6 MONTHS ENDED 31 MARCH 2004									
African Bank Retail	4 025	1 099	54,6	147	7,3	354	17,6	32,2	307
Specialised Lending	846	405	95,7	74	17,4	133	31,5	32,9	116
Credit Indemnity	355	251	141,1	53	30,1	76	42,9	30,4	75
Miners Credit Guarantee	343	128	74,7	21	12,1	49	28,4	38,1	31
Commercial Vehicle Finance	129	21	32,1	(1)	(1,1)	4	6,8	21,3	9
ABCommerce	18	5	58,7	–	1,5	4	40,4	68,8	–
Discontinued businesses (GEMS, ACFC, Quatro)	230	13	11,3	17	14,9	13	11,2	98,8	(16)
Group and Consol						8			(1)
STC									(78)
Total	5 102	1 517	59,5	238	9,3	508	19,9	33,5	327
6 MONTHS ENDED 31 MARCH 2003									
African Bank Retail	4 768	1 074	45,0	136	5,7	356	14,9	33,2	299
Specialised Lending	619	310	100,2	58	18,6	132	42,6	42,5	65
Credit Indemnity	259	178	137,1	40	31,0	71	54,8	40,0	42
Miners Credit Guarantee	284	119	84,0	17	11,9	57	40,1	47,7	21
Commercial Vehicle Finance	75	13	34,6	1	1,4	4	9,9	28,5	2
Discontinued businesses (GEMS, ACFC, Quatro)	328	65	39,8	25	15,3	40	24,2	60,7	(14)
Group and Consol		1				15			(4)
STC									(14)
Total	5 715	1 450	50,7	219	7,7	543	19,0	37,4	332
12 MONTHS ENDED 30 SEPTEMBER 2003									
African Bank Retail	4 472	2 117	47,4	286	6,4	662	14,8	31,3	600
Specialised Lending	646	645	99,9	90	14,0	279	43,3	43,3	161
Credit Indemnity	274	374	136,4	68	24,8	152	55,6	40,7	100
Miners Credit Guarantee	281	238	84,7	23	8,3	118	41,9	49,5	51
Commercial Vehicle Finance	89	31	35,4	(1)	(1,5)	7	8,2	23,3	10
ABCommerce	2	1	85,8	–	7,7	2	111,3	129,7	(1)
Discontinued businesses (GEMS, ACFC, Quatro)	297	103	34,5	68	23,0	63	21,1	61,1	(39)
Group & Consol		1				32			(9)
STC									(33)
Total	5 415	2 866	52,9	445	8,2	1 036	19,1	36,2	680

** Average gross interest-bearing advances*

Credit law review

As we have previously reported, the regulatory framework governing credit providers in South Africa is undergoing a fundamental review and this is encompassed under the credit law review process. ABIL is actively engaging in this process and is positive that once complete, a more robust and certain regulatory framework will emerge which balances sustainable returns with real consumer protection.

ABIL is strongly supportive of the drive by the Department of Trade and Industry to revamp consumer credit legislation and establish a new rationalised and uniform dispensation for a unified credit market. The Department is currently reviewing the relevant acts, its shortcomings and international experience of different credit policies, amongst others. The review is primarily focused on the Usury Act, Credit Agreements Act, and the 1999 Exemption Notice under the Usury Act.

Good progress has been made with the review process. The Department is committed to follow an open and transparent process and has thus far published several research documents on its website for comment by market participants. The publications indicate a balanced view towards the credit industry. It is anticipated that this process will take up to twelve months to complete.

ACCOUNTING POLICIES

The accounting policies adopted for purposes of this report comply with South African Statements of Generally Accepted Accounting Practice as well as with applicable legislation. They are consistent with the prior period.

DECLARATION OF DIVIDEND

On 14 May 2004, the board of directors proposed and approved an interim dividend No 7 of 35 cents per ordinary share.

Salient dates for dividend payments:

Last day to trade cum-dividend	Friday, 4 June 2004
Shares commence trading ex-dividend	Monday, 7 June 2004
Record date	Friday, 11 June 2004
Dividend payment date	Monday, 14 June 2004

Share certificates may not be dematerialised or rematerialised between Monday, 7 June 2004 and Friday, 11 June 2004.

On behalf of the board

Ashley Mabogoane, Chairman
Gordon Schachat, Executive Deputy Chairman
Leon Kirkinis, Chief Executive Officer

17 May 2004


AFRICAN
BANK

African Bank Investments Limited

AFRICAN BANK INVESTMENTS LIMITED

(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL) (ISIN: ZAE000030060)

BOARD OF DIRECTORS

Ashley Mabogoane (Chairman), Gordon Schachat (Deputy Chairman)*, Leon Kirkinis (CEO)*, Johan de Ridder*, Toni Fourie*, David Gibbon, Bahle Goba, Angus Herselman*, Jacob Kekane, Steven Levitt, Dawn Marole*, Ramani Naidoo, Bheki Shongwe, Tami Sokutu*, Brian Steele, Günter Steffens (German), Daniel Tembe (Mozambique), Oshy Tugendhaft, David Woollam*

** Executive*

GROUP SECRETARY

Sarita Martin

REGISTERED OFFICE

59 16th Road
Midrand, 1685
Private Bag X170, Midrand, 1685
Telephone +27 11 256 9000
Telefax +27 11 256 9304

SHARE TRANSFER SECRETARIES

Ultra Registrars (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
Telephone +27 11 834 2266
africanbank@ultrareg.co.za

INVESTOR RELATIONS AND SHAREHOLDER DETAILS

Lydia du Plessis
Telephone +27 11 256 9246
Telefax +27 11 256 9217
E-mail lduplessis2@africanbank.co.za

GRAPHICOR
30873


AFRICAN
BANK

African Bank Investments Limited

www.africanbank.co.za

AFRICAN BANK INVESTMENTS LIMITED

(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL) (ISIN-: ZAE000030060)
("ABIL" or "the group")


RECEIVED
2004 AUG 31 A 9:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REVIEWED PRELIMINARY ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2003

Features

- Headline earnings per share of 140.4 cents
- Sales increased by 15.4% to R3.5 billion
- Non-performing loans down by R364 million
- Total ordinary dividends up 86.7% to 56 cents
- Special dividend of 100 cents
- Return on assets of 10.6%
- Return on equity of 25.9%

The focus of the group is to underwrite largely unsecured credit risk through the provision of personal loans to the formally employed emerging market and tailored solutions to small, medium and micro enterprises(SMMEs). Its profitability and sustainability is dependent on its ability to underwrite this risk and efficiently manage the collections process. ABIL currently manages a loan book of R6.3 billion which is diversified over 1.4 million clients.


Return on assets
16
14
12
10
8
6
4
2
0
%
13.9
8.9
10.6
10.8
2001
2002
2003
Pro Forma
Return on assets
Target


Dividends per share
120
100
80
60
40
20
0
25
30
56
100
2001
2002
2003
DPS
Special DPS


Return on equity
35
30
25
20
15
10
5
0
%
31.6
23.2
25.9
30.4
2001
2002
2003
Pro forma
Return on equity
Target

Overview

In the past year we have achieved significant progress in all areas of our business: the consolidation of our competitive position, the restructuring and streamlining of our existing businesses and structures, innovation in our service offering to customers, a notable improvement in the credit environment, the appointment of top skills at board, executive and senior management level, the re-establishment of our funding profile and renewed growth in our loan book after three years of self-induced restraint in a volatile environment. These initiatives were aided by improved economic conditions.

Key features of this set of results include:

- Headline earnings increased to R680.1 million
- African Bank's credit rating upgraded to zaA- (long-term) and zaA1 (short-term)
- A R1.0 billion ABL2-bond raised by African Bank
- Group capital adequacy increased from 38.1% to 44.5%
- Costs (excluding the Saambou PLB) lower than in 2002
- Return of R863 million to shareholders through:
  - An ordinary dividend of 56 cents declared for the year, 86.7% higher than the 30 cents per share paid in 2002
  - A special dividend of 100 cents per share declared
  - A R124 million share buy-back at 595 cents per share (ex dividend) in May 2003.

Financial summary

Headline earnings for the year ended 30 September 2003 increased to 140.4 cents per share (2002: 104.4 cents) or to R680.1 million (2002: R510.6 million).

ABIL distinguishes between books on which lending takes place ("lending books"), and books that are merely collected and on which no new advances take place ("paydown books").

The performance for the group during the 12-month period for 2003 was mainly influenced by:

- a 14.5% increase in interest income on advances, as a result of the contribution from the Saambou PLB, the lending books that grew by 12.5% on the back of a 15.4% growth in sales volumes and risk-adjusted yields that improved to 44.7% (2002: 38.4%). The latter was aided by a changing mix in the portfolio to higher margin retail debit order business and lower charges for bad debts as the effects of the credit bubble started to diminish;
- a 4.5% increase in the net financing costs, as interest-bearing liabilities and the cost thereof increased over the period. This was partially offset by the building up of significant cash balances. Average cash for the year was R1.2 billion (2002: R806 million);
- costs that have been contained, with year-on-year costs lower than in 2002 after taking into account the acquired Saambou PLB costs; and
- secondary tax on companies (STC) increasing to R33 million as a result of increased dividend payments.

Looking ahead

Sales on the lending books are expected to remain robust and should largely compensate for the decline in the paydown books over the coming year. Gross yields are expected to continue to increase as lower yielding paydown books are replaced with higher yielding debit order business. Bad debt charges to the income statement

should remain steady at current levels and ABIL will continue to focus on reducing its operating costs. The outlook for both return on assets and return on equity are positive.

Investors should note that the special dividend of 100 cents per share will attract R60.5 million of STC, which may have to be accounted for as a tax charge in the 2004 year. This will reduce potential earnings per share by 12.5 cents for the 6 months to 31 March 2004.

The challenges and focus areas for the coming year will be:

- continued refining of credit underwriting with specific emphasis on the further development of behavioural scorecards to better differentiate the pricing to our customers;
- enhanced collection processes and progress on the rehabilitation of clients in financial distress;
- further cost reductions in both African Bank Retail and Specialised Lending;
- the harmonising of governance structures across the group;
- further progress in the employment equity objectives at executive and senior management levels;
- exploring new products and markets under the leadership of a dedicated innovation unit; and
- the integration of sustainability objectives and targets across the group.

Capital Management

Effective capital management is a key determinant in the sustainability of any bank. The strength of this process was most evident when in 2002 ABIL withstood the liquidity and confidence crisis that swept the banking sector, and emerged stronger and well positioned to participate in the consolidation process that followed.

Capital optimisation requires the careful balancing of two key factors, namely capital adequacy and return on equity.

Capital adequacy

The capital adequacy for ABIL as at 30 September 2003 was 44.5% (2002: 38.1%).

ABIL has stated in the past that the build up of capital over the last two years was excessive, and that given the necessary steps of a credit rating upgrade and a new benchmark debt issue, it would set about addressing the surplus capital.

In arriving at an optimal level of capital to be maintained, ABIL has developed a methodology which is applied to its different asset classes. The methodology shows that the optimal capital level for the group is some 30%, which leaves an excess capital buffer of 14%.

The group is committed to bringing the capital ratio down towards the optimal level over the medium term. This implies a surplus capital position of R887.9 million as at 30 September 2003. The transition from the current levels to the target range will be managed to ensure smooth yet decisive progress towards the target, with careful consideration of the impact on funding and credit rating stability.

The first step in this process has been the declaration by the group of a special dividend of 100 cents per share and the maintenance of a lower dividend cover on the ordinary dividends. The full financial impact of the special dividend is set out below.

Return on Equity

Return on assets (RoA) improved from 8.9% to 10.6% (target 10%) while the impact of surplus capital resulted in an average gearing of 2.5 times, yielding a return on equity (RoE) of 25.9% against the prior year of 23.2%. The targeted capital ratio of 30% would result in a gearing of approximately 3 times and would put the group at it's targeted RoE of 30%. On a pro forma basis, had the special dividend been paid at the beginning of the financial year, the RoA would increase to 10.8% and the RoE would increase to 30.4%.

Impact of the special dividend

For purposes of comparative analysis, the impact of the special dividend is set out below. The pro forma analysis is calculated assuming the special dividend was paid on 1 October 2002.

	As reported	Pro forma	%
Headline EPS (excl. STC)	140.4	132.2	(5.8%)
Return on assets	10.6%	10.8%	
Return on equity	25.9%	30.4%	
Net asset value per share	588.1	467.4	(20.5%)
ABIL group capital adequacy	44.5%	35.1%	

Cash Reserves

In addition to the R479 million in statutory and prudential cash reserves (liquid and insurance prudential investments), the group has R1.1 billion in available cash reserves as at 30 September 2003. This will reduce to R613 million after the payment of the special dividend and STC. As at 30 September 2002 the group had R835 million in cash reserves, and after paying the full proceeds of the Saambou PLB acquisition of R1 billion, has generated an additional net R1.3 billion in the year to 30 September 2003, underlining the strong cash generative capability of the group.

Advances, sales and customers

There are a number of contrasting trends within the ABIL advances portfolio, which when looked at in aggregate, may distort the outlook. Thus the gross advances have been classified into two main portfolios:

- **Lending Books** – These comprise the main lending activities of African Bank Retail (up 11.2%) and the books within the Specialised Lending Division which are continuing businesses (up 19.1%). African Bank Retail debit order loans now form the biggest portfolio on the balance sheet and the Standard Bank JV continues to grow strongly, albeit off a low base. Increased sales and new product offerings have resulted in a 27.9% increase in Credit Indemnity's book. During the period, the performing payroll portion of the Saambou PLB was transferred and integrated into African Bank Retail. The effect was to increase the growth on the overall lending books from 8.8% to 12.5%. Ignoring this transfer, African Bank Retail lending books have accelerated from 3.6% annualised growth in the quarter ending 30 June 2003 to 6.8% by 30 September 2003. Given the recent vibrant sales trends, the group believes that growth in the lending books in 2004 will exceed that achieved this year.

Paydown books – These comprise the acquired Saambou PLB and Persal

portfolios on which no new lending is taking place as well as the businesses in Specialised Lending which are being wound down. These portfolios will continue to decline during 2004 at similar rates to this year.

The net effect of these dynamics for the current year was that average gross interest-bearing advances increased from R5 238 million to R5 415 million.

The retail debit order advances continue to become a far more significant part of the business and this transformation in the mix of advances will persist over the next few years. The increasing proportion of retail debit order products in the portfolio is having a positive impact on the gross margins.

ADVANCES ANALYSIS

in R'000	% growth	30 September 2003	30 September 2002
LENDING BOOKS	**12.5%**	**4 137 734**	**3 678 355**
AFRICAN BANK RETAIL	11.2%	3 430 358	3 084 305
Payroll - Corporates & Other	(16.8%)	1 503 814	1 806 908
Retail/debit order	51.5%	1 761 261	1 162 426
Standard Bank joint venture	43.8%	165 283	114 971
SPECIALISED LENDING	19.1%	707 376	594 050
Credit Indemnity	27.9%	315 641	246 711
Miners Credit Guarantee	(3.1%)	270 785	279 360
Commercial Vehicle Finance	71.3%	114 399	66 797
ABCommerce	n/a	5 008	-
Quatro	30.5%	1 543	1 182
PAY DOWN BOOKS	**(37.6%)**	**2 176 363**	**3 488 285**
AFRICAN BANK RETAIL	(38.3%)	1 930 597	3 127 826
Persal	(37.5%)	457 543	731 559
Saambou PLB	(38.5%)	1 473 054	2 396 267
SPECIALISED LENDING	(31.8%)	245 766	360 459
Gilt Edged Management Services	(35.2%)	135 220	208 560
African Contractor Finance	(21.6%)	110 546	141 028
Safrich	(100.0%)	-	10 871
Total Advances	**(11.9%)**	**6 314 097**	**7 166 640**
Average gross interest bearing advances	**3.4%**	**5 414 818**	**5 237 697**

ADVANCES WALKFORWARD ANALYSIS (African Bank Retail)

R '000s	Lending books	Persal	Saambou PLB	Total
Gross advances as at 30 September 2002	3 084 305	731 559	2 396 267	6 212 131
New loans granted - 1st half	1 005 944	0	0	1 005 944
- 2nd half	1 209 789	0	0	1 209 789
Loans transferred (note-1)	208 355	0	(208 355)	0
Net receipts	(1 677 604)	(171 493)	(476 269)	(2 325 366)
Interest, charges & adjustments	1 139 433	97 611	517 613	1 754 657
Gross cash receipts	(2 817 037)	(269 104)	(993 882)	(4 080 024)
Bad debts written off	(400 431)	(102 524)	(238 589)	(741 544)
Balance as at 30 September 2003	3 430 358	457 543	1 473 054	5 360 955

Note-1
Payroll loans converted onto African Bank systems in June 2003.

Throughout the period of market instability that led to the demise of Saambou and Unifer, the ABIL group maintained a very conservative stance to credit granting and shortened the term of loans. This had a negative impact on sales and ultimately the advances portfolio.

As market conditions improved towards the end of 2002, the group began to carefully adjust the credit criteria, which on the back of strong demand for credit from our customers has had a positive impact on sales during the course of 2003 without a concomitant increase in default rates.

The growth in the size of the lending books was achieved through an increase in the number of loans granted (up 8.0%) and a higher average size of loans (up 6.9%).

Turnover for the group on the lending books increased 15.4% to R3 538.3 million (2002: R3 065.2 million). The group sold 1.4 million new loans, of which 1.1 million loans were to customers who have done business with the group before and have chosen to support it again. The group also managed to attract 290 000 new customers.

Sales for African Bank Retail for the second half of the year were R1.2 billion, an increase of 20% over the R1.0 billion of the first half.


African Bank Retail Sales
Indexed
180.0
160.0
140.0
120.0
100.0
80.0
60.0
2002
2003
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
The 2002 sales exclude R152 million of once-off Persal consolidation loans in October to December

African Bank Retail has a fairly even mix of repeat clients (60%) and new clients (40%). In the shorter-term products of CI and MCG, the repeat client ratios are much higher at 81% and 93% respectively.

The average term for new loans in African Bank Retail has remained static at 18 months. In CI (5 months) and MCG (8 months) the average term increased as these businesses extended their range of products to include longer-term products to clients with a proven credit history with the businesses.

Portfolio underwriting margin

The group focuses on managing the risk-adjusted yield, being the overall yield on the advances portfolio less net credit losses, as the main measure of underwriting efficiency.

As anticipated, the overall yield on the advances book (being interest, insurance and fees), increased in the past twelve months to 52.9%, compared to 49.0% in 2002. The improvement was the result of the changing mix in the portfolio to higher yielding debit order products and the pay down of lower yielding books. The risk-adjusted yield during this period was also positively influenced by the decrease in the charge for provisions and bad debts and accordingly increased from 38.4% to 44.7%.

Net financing costs were flat for the year, with interest earned on cash compensating for higher funding costs. The average cost of funds increased from 13.5% to 14.5% during 2003, although this should begin to decline as the effect of the lower interest rates feeds through.

The net effect of the movements in these profit drivers is that the operating margin increased by 33% from 14.8% in 2002 to 19.7% in 2003.

Operating efficiency

The cost-to-income ratio at ABIL is 36.2%, relative to the 36.6% in September 2002. Overall, ABIL's costs, after adjusting for the R100 million in increased costs from the acquisition of Saambou, were flat on that for 2002.

African Bank Retail's cost reduction programme continued to prove effective and yielded operating expenses excluding the Saambou PLB acquisition for the year to September 2003, some 7% lower than the comparable period to September 2002. Including the acquisition, the business managed to bring down its cost-to-income ratio from 33.0% to 31.3%.

Specialised Lending's costs increased by 10.8% over the financial year. Its cost-to-income ratio is 45.8%, which is higher than the 42.3% in September 2002. The reorganisation and divisionalisation of the unit will reverse this trend.

While these cost-to-income ratios appear competitive, the group also manages its costs on a cost-to-assets basis. The latter ratio climbed from 17.9% in September 2002 to 19.1% in September 2003, as a direct result of the rapid reduction in the pay down books. The group has initiated strategies including the integration of the Collections businesses (Saambou and African Bank), the divisionalisation of the Specialised Lending operations and other cost cutting drives, that have started to have an impact on this ratio and will continue into 2004.

Taxation

The total taxation charge has increased from 34.4% to 37.4% over the period. Apart from the 29.4% normal tax charge on profits, the group paid R33.0 million (2002: R9.3 million) in STC and R51.9 million (2002: R29.1 million) in apportioned input VAT disallowed, which added 3.1% and 4.9% respectively to the tax charge.

NPLs, provisions and credit losses

ASSET QUALITY ANALYSIS:
AS AT 30 SEPTEMBER 2003

R '000	African Bank Retail		Specialised lending		Total	
	September 2003	September 2002	September 2003	September 2002	September 2003	September 2002
ADVANCES						
Performing	3 024 159	3 450 076	664 663	726 902	3 688 822	4 176 978
Non-performing	2 336 796	2 762 055	288 479	227 607	2 625 275	2 989 662
TOTAL	5 360 955	6 212 131	953 142	954 509	6 314 097	7 166 640
PROVISIONS & RESERVES						
Portfolio Provision	20 417	31 708	9 643	24 529	30 060	56 237
Balance at beginning of period	31 708	108 101	24 529	44 474	56 237	152 575
Provisions released	(11 291)	(89 393)	(14 886)	(26 881)	(26 177)	(116 274)
Acquisitions	0	13 000	0	6 936	0	19 936
Specific Provisions	1 575 073	1 960 700	218 393	162 116	1 793 466	2 122 816
Balance at beginning of period	1 960 700	204 090	162 116	69 285	2 122 816	273 375
Acquisitions / Transfers	0	1 768 624	0	8 040	0	1 776 664
Provisions raised	355 917	453 313	189 743	259 533	545 660	712 846
Bad debts written off	(741 544)	(465 327)	(133 466)	(174 742)	(875 010)	(640 069)
Stangen credit life reserves	88 466	85 607	2 359	1 781	90 825	87 388
Total Provisions	1 683 956	2 078 015	230 395	188 426	1 914 351	2 266 441
Other insurance coverage	46 665	109 464	0	0	46 665	109 464
Total Provisions and reserves	1 730 621	2 187 479	230 395	188 426	1 961 016	2 375 905
INCOME STATEMENT CHARGES						
	12 mths Sep 03	12 mths Sep 02	12 mths Sep 03	12 mths Sep 02	12 mths Sep 03	12 mths Sep 02
Net charge for bad and doubtful debt	286 167	344 115	158 768	209 113	444 935	553 228
Portfolio Provision	(11 291)	(89 393)	(14 886)	(26 881)	(26 177)	(116 274)
Specific Provisions	355 917	453 313	189 743	259 533	545 660	712 846
Recoveries	(58 459)	(19 805)	(16 089)	(23 539)	(74 548)	(43 344)
RATIO's						
NPL's as a % of total advances	43.6%	44.5%	30.3%	23.8%	41.6%	41.7%
Total provisions as % of NPLs (NPL cover)	74.1%	79.2%	79.9%	82.8%	74.7%	79.5%
Specific provisions as % of total advances	29.4%	31.6%	22.9%	17.0%	28.4%	29.6%
Portfolio provisions as % of total advances	0.4%	0.5%	1.0%	2.6%	0.5%	0.8%
Credit life reserves as % of total advances	2.5%	3.1%	0.2%	0.2%	2.2%	2.7%
Total provisions and reserves as % of total advances	32.3%	35.2%	24.2%	19.7%	31.1%	33.2%
Income Statement charge for bad debt as % of average gross advances	6.41%	5.44%	16.6%	21.3%	8.2%	10.6%
Bad debt write-offs as% of average gross advances	13.0%	7.3%	14.0%	18.2%	13.1%	12.2%
Bad debt recoveries as a % of write offs	7.9%	4.3%	12.1%	13.5%	8.5%	6.8%

Non-Performing loans

NPLs decreased by R364.4 million from R 2 989.7 million in September 2002 to R2 625.3 million in September 2003. NPLs in African Bank Retail declined by R425.3

million (15.4%) while NPLs in the lending books of Specialised Lending declined by R3.9 million. NPLs in the paydown books of Specialised Lending increased by R64.7 million. The latter was entirely attributable to GEMS and ACFC which are in the process of being wound down.

The decrease in NPLs and resultant decline in provisions was as a result of:

- an improving credit environment, which resulted in a decline in new non-performing loans. The vintage chart of African Bank Retail reflects that the twelve month non-performing capital default rate has dropped from almost 17% in 2001 to 9.5% by 2003;
- write-offs against 100% provisions of R875 million, being 13.1% of average gross advances;
- increasing cash collections on the non-performing portfolio.

The improved credit conditions are evident in the following graph, which indicates that the vintages, (being the percentage of loans by value in any month of sales reaching non-performing status) have declined steadily over the last 2 years.



Vintage Chart for African Bank Retail
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
Non-Performing Loans as % of original principle debt
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on Book
200101
200103
200105
200107
200109
200111
200201
200203
200205
200207
200209
200211
200301
200303
200305

Provisions

Provision coverage of NPLs decreased from 79.5% to 74.7%, mainly as a result of heavy bad debt write-offs against the portion of the non-performing book that is 100% provided for and improved cash collections during the year. The provisions have been calculated in accordance with AC133 and accordingly the general provision previously held has been reduced to the Banks Act minimum and has been renamed the portfolio provision. The balance, being R26.2 million, was transferred to specific provisions.

In addition, other insurance coverage declined, mainly as a result of the credit life cover on the Saambou PLB declining as loans matured. Overall, after write-offs of R875 million, the group created specific provisions of R545.6 million against new

NPLs of R510.6 million, a coverage ratio of 107%.

The group will continue to maintain a conservative stance with regard to provisions on NPLs for the foreseeable future.

Collections

Collection efforts during the year have been rewarded through steadily improving cash collection rates in all environments as collection processes have matured. Based on an analysis of the NPLs in African Bank Retail as at 30 September 2002 of R 2 762.1 million, cumulative cash received on these loans in the 12 months to 30 September 2003 amounted to R 358.1 million, 13% of the balance outstanding, or 65% of net NPLs after provisions. This rate of cash collections (adjusted to present values), implies an average 30 months to collect the residual value of the NPLs for African Bank Retail.

Recoveries of bad debts written off previously almost doubled in 2003, from R43.3 million in 2002 to R74.5 million.

The average collection rate on the Saambou PLB to 30 September 2003 was 69.3%, with the latest monthly collection rate at 65.4%, still running ahead of original projections.

ABIL is endeavouring to discover ways in which to unlock the cash owed by clients who continue to default despite all recovery efforts, both in the active book and the written-off book. To this end specific research has been commissioned, the outcome of which may result in certain collection strategy changes. In addition, efforts are taking place with regards to the rehabilitation of defaulting clients, especially the overlapped clients in the Saambou PLB. This will be enhanced when the final conversion of those loans take place in the first quarter of the 2004 financial year.

Segmental results

African Bank Retail

Total income for this business was up 15.7% to R2.1 billion which was achieved through a combination of higher gross advances due to the inclusion of the Saambou PLB for the whole year and increased margins due to the increased proportion of retail debit order products.

Bad debt charges declined from 8.1% of advances to 6.4% due to improved credit conditions. Operating expenditure was up 9.5% for the year, however after adjusting for the costs acquired in the Saambou business, organic costs declined by 7%.

Headline earnings for the unit were up 40% to R599.9 million from R428.6 million in 2002.

Non-performing loans were down 15.3% to R2.3 billion and provision coverage declined from 79.2% to 74.1%, mainly due to high levels of loan write-offs.

Specialised Lending

Total income was up 2.3% for the year, as strong growth in the ongoing businesses was offset by declining revenues in the businesses being sold or wound down.

The bad debt charge has declined from the high levels of 2002. However, the division is still being affected by the higher charges on the businesses being wound down. The impact of this should reduce significantly in 2004.

Operating expenditure increased over the year and is being addressed through the divisionalisation process as well as a number of cost reduction and efficiency drives. Due to the nature of its products and markets, this division does operate at a higher cost-to-asset ratio, however this is compensated for through higher margins.

Specialised Lending headline earnings were 15.6% higher at R122.2 million (2002: R105.7 million), mainly as a result of a strong performance from Credit Indemnity. The result was negatively impacted by the losses in GEMS and ACFC, both businesses which are being wound down. The impact of these wind down businesses should be eliminated into 2004 and thus the prospects for growth in this division's headline earnings are promising.

Segmental Advances & Provisions Analysis

30 Sep 2003	Headline earnings	Gross Advances	NPL's		Total provisions		Provision Coverage
	R '000	R '000	R '000	% of Gross advances	R '000	% of Gross advances	%
African Bank Retail	**599 881**	**5 360 955**	**2 336 796**	**43.6%**	**1 730 621**	**32.3%**	**74.1%**
Specialised Lending	**122 178**	**953 142**	**288 479**	**30.3%**	**230 395**	**24.2%**	**79.9%**
Credit Indemnity	100 095	315 641	62 030	19.7%	55 539	17.6%	89.5%
Miners Credit Guarantee	51 428	270 785	46 504	17.2%	30 787	11.4%	66.2%
Commercial Vehicle Finan	9 810	114 399	684	0.6%	6 587	5.8%	963.0%
Gilt Edged Mgt Services	(10 055)	135 220	67 779	50.1%	49 275	36.4%	72.7%
Contractor Finance	(36 143)	110 546	110 546	100.0%	86 760	78.5%	78.5%
ABCommerce	(524)	5 008	936	18.7%	134	2.7%	14.3%
Other	7 567	1 543	-	0.0%	1 313	0.0%	n/a
Group & Consol	(9 033)						
STC	(32 967)						
Total	**680 059**	**6 314 097**	**2 625 275**	**41.6%**	**1 961 016**	**31.1%**	**74.7%**

Black Empowerment

ABIL's approach to empowerment embraces the main pillars of transformation contained in the recently published Financial Sector Charter. Full details of ABIL's credentials relative to the charter are in the group's corporate charter, on www.africanbank.co.za. The group is confident that it is already in a favourable position with regards to the requirements of the charter and will focus on improvements in the coming year, specifically in the areas of transforming executive management further and direct ownership. ABIL is evaluating several alternatives for direct ownership and anticipates progress within the next reporting period to September 2004.

Accounting policies

The accounting policies adopted for purposes of this report comply with South

African Statements of Generally Accepted Accounting Practice as well as with applicable legislation. They are consistent with the prior period, with the exception of the introduction of AC133. ABIL has incorporated AC133 into its final results for the 12 months ended 30 September 2003. The only area of potential major impact for ABIL is the recognition, measurement and valuation of the advances portfolio and related provisioning. The approach prescribed by AC133 is largely consistent with the previous methods used by ABIL and consequently there has been no material change in the provisions as a direct result of the statement. Any small differences have been included in the income statement charge for movements in provisions.

Reviewed results

The results have been reviewed by ABIL's auditors, Deloitte & Touche Chartered Accountants (SA) and their unqualified review opinion is available for inspection at ABIL's registered office.

Declaration of dividend

On 14 November 2003, the board of directors proposed and approved a final ordinary dividend No 6 of 31 cents per ordinary share.

The board also approved a special dividend No 1 of 100 cents per share.

The two dividends will be paid out simultaneously.

Salient dates for dividend payments:

Last day to trade cum-dividend	Friday, 5 December 2003
Shares commence trading ex-dividend	Monday, 8 December 2003
Record date	Friday, 12 December 2003
Dividend payment date	Monday, 15 December 2003

Share certificates may not be dematerialised or rematerialised between Monday, 8 December 2003 and Friday, 12 December 2003.

On behalf of the board

Ashley Mabogoane, Chairman
Gordon Schachat, Deputy Chairman
Leon Kirkinis, Chief Executive Officer
14 November 2003

Board of directors

A S Mabogoane (Chairman) G Schachat (Deputy Chairman)* L Kirkinis (CEO)* J A de Ridder* D B Gibbon B D Goba A Fourie* A G Herselman* J J Kekane S A Levitt R Naidoo B J T Shongwe B P F Steele G Z Steffens (German) T M Sokutu* D F G Tembe (Mozambique) A Tugendhaft D F Woollam *

* Executive

Group Secretary

S Martin

(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL) (ISIN: ZAE000030060)

Registered office
59 16th Road
Midrand, 1685

Share transfer secretaries
Computershare Limited
70 Marshall Street, Johannesburg, 2001
PO Box 1053, Johannesburg,2000.

GROUP INCOME STATEMENT

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2003

R'000	Reviewed 12 months to 30 September 2003	% change	Audited 12 months to 30 September 2002
Revenue			
Interest income on advances	2 295 519	14%	2 005 388
Net assurance income	246 804	(5%)	259 811
Non interest income	323 407	8%	299 580
Total revenue	**2 865 730**	12%	**2 564 779**
Charge for bad and doubtful advances	(444 935)	(20%)	(553 228)
Risk adjusted revenue	**2 420 795**	20%	**2 011 551**
Other interest income	143 131	73%	82 827
Interest expense	(463 685)	19%	(389 131)
Operating costs	(1 036 241)	10%	(938 367)
Net income from operations	**1 064 000**	39%	**766 830**
Share of associate companies' income	1 529	(77%)	6 778
Net income before taxation	**1 065 529**	38%	**773 608**
Indirect taxation: Value Added Tax & STC	(84 947)	122%	(38 348)
Taxation	(314 071)	38%	(227 629)
Net income after taxation	**666 511**	31%	**507 631**
Minority interest	(6 609)	(25%)	(8 765)
Net income attributable to ordinary shareholders	**659 902**	32%	**498 866**

Headline earnings and earnings per share

Net income attributable to ordinary shareholders	**659 902**	32%	**498 866**
Adjustments:			
Net goodwill amortised	17 691		12 839
Other capital items	2 466		(1 063)
Headline earnings	**680 059**	33%	**510 642**
Weighted number of shares in issue (000)	484 398		488 939
Fully diluted number of shares in issue (000)	486 816		488 939
Headline earnings per share (cents)	140.4	34%	104.4
Basic earnings per share (cents)	136.2	34%	102.0
Fully diluted headline earnings per share (cents)	139.7	34%	104.4
Declared dividends per share (cents)			
Interim	25.0		12.0
Final	31.0		18.0
Total ordinary dividends	**56.0**		**30.0**
Special dividend declared	100.0		-
Total dividends	**156.0**		**30.0**

GROUP BALANCE SHEET

AS AT 30 SEPTEMBER 2003

R'000	Reviewed 30 September 2003	% Change	Audited 30 September 2002
ASSETS			
Fixed assets	193 719	2%	189 029
Investments in associates	9 324	(47%)	17 605
Policy holders investments	53 682	(18%)	65 080
Goodwill	20 463	57%	13 007
Deferred tax asset	58 812	(7%)	63 459
Net advances	4 399 746	(10%)	4 900 199
Gross advances	6 314 097	(12%)	7 166 640
Provisions	(1 914 351)	(16%)	(2 266 441)
Other assets	109 735	(78%)	496 983
Taxation	4 625	(78%)	21 325
Statutory Assets - Bank & Insurance (Note 1)	479 474	14%	421 751
Short term deposits and cash	1 148 562	37%	835 460
TOTAL ASSETS	**6 478 142**	(8%)	**7 023 898**
LIABILITIES AND EQUITY			
Life fund reserve	80 326	(15%)	94 713
Structured loans and debentures	2 251 180	(1%)	2 269 313
Liabilities to depositors	884 485	28%	690 332
Other liabilities	173 094	(83%)	1 040 840
Deferred tax liability	10 576	(20%)	13 256
Taxation	95 335	(57%)	219 411
Bank overdraft	150	(99%)	19 846
Total liabilities	3 495 146	(20%)	4 347 711
Capital and reserves			
Ordinary shareholders' funds	2 788 751	15%	2 433 522
Outside shareholders' funds	4 541	(92%)	55 990
Secondary capital	189 704	2%	186 675
Total capital and reserves	2 982 996	11%	2 676 187
TOTAL LIABILITIES AND EQUITY	**6 478 142**	(8%)	**7 023 898**

Note 1. Insurance prudential cash reserves of R197 million have been reclassified into statutory assets in 2003, with no retrospective adjustment to 2002. Adjusting the cash reserves for 2002 would have the effect of increasing statutory reserves and reducing short-term deposits and cash by R159 million.

STATEMENT OF CHANGES IN EQUITY

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2003

	Share Capital	Non Distributable Reserves	Distributable Reserves	Treasury Shares	Total
R'000					
Balance at 30 September 2001	12 858	81 713	2 191 249	(233 596)	2 052 224
Dividends paid			(132 027)		(132 027)
Cancellation of treasury shares held by subsidiary	(429)		(150 197)	150 626	0
Employee share trust shares issued to employees (cost)				20 532	20 532
Loss incurred on group employees acquiring ABIL share trust shares				(6 073)	(6 073)
Transfer from non distributable to distributable reserves		(81 713)	81 713		0
Net income for the year			498 866		498 866
Balance at 30 September 2002	12 429	0	2 489 604	(68 511)	2 433 522
Dividends paid			(206 066)		(206 066)
Employee share trust shares issued to employees (cost)				37 849	37 849
Loss incurred on group employees acquiring ABIL share trust shares				(11 792)	(11 792)
Treasury shares acquired by subsidiary				(124 664)	(124 664)
Net income for the year			659 902		659 902
Balance at 30 September 2003	12 429	0	2 943 440	(167 118)	2 788 751

Note 1 : In accordance with Generally Accepted Accounting Practice, neither the final ordinary dividend of 31 cents nor the special dividend of 100 cents, nor the associated STC have been reflected as a deduction from equity as at 30 September 2003.

CASH FLOW STATEMENT

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2003

	Reviewed 12 months to 30 September 2003	**Audited 12 months to 30 September 2002 ***
Cash generated from operations	1 666 944	1 492 603
Normal and indirect taxation paid	(504 427)	(463 355)
Increase in gross advances	(22 467)	(1 324 722)
(Decrease) / increase in working capital	(473 769)	426 898
Shareholder payments and transactions	(303 402)	(117 825)
Cash outflow from investing activities	(11 661)	(195 093)
Cash (outflow) / inflow from financing activities	179 049	727 180
Net increase in cash and cash equivalents	530 267	545 686
Cash and cash equivalents at the beginning of the year	815 614	269 928
Cash and cash equivalents at the end of the period	1 345 881	815 614
Statutory cash reserves - Insurance	197 469	0
Short term deposits and cash	1 148 562	835 460
Bank overdraft	(150)	(19 846)

* Prior year's numbers have been reduced to more accurately reflect the effect of the Saambou PLB provisions that were acquired at no cost and changes in the categorisation of the statement

		% change	6 months ended 31 March 2003	6 months ended 31 March 2002	12 months ended 30 Sept 2002
Key shareholder ratios					
Headline earnings	R 000's	48,9	331 575	222 732	510 642
Headline earnings per share	cents	48,3	67,6	45,6	104,4
Attributable earnings	R 000's	49,7	325 307	217 270	498 866
Attributable earnings per share	cents	49,2	66,3	44,5	102,0
Number of shares in issue (net of treasury shares)	000's		491 307	489 159	489 567
Weighted average number of shares	000's		490 342	488 498	488 939
Net asset value per share	cents	20,9	545,6	451,4	497,1
Dividends per share	cents	108,3	25	12	30
- interim	cents	108,3	25	12	12
- final	cents				18
Dividend cover	times		2,7	3,8	3,5
Performance ratios (per RoE model)					
Gross income yield on advances book	%		50,7	51,6	49,0
Bad debt expense to average advances	%		(7,7)	(11,9)	(10,6)
Risk-adjusted yield	%		43,1	39,7	38,4
Cost to income	%		37,4	35,9	36,6
Return on assets	%		10,3	7,9	8,9
Return on equity	%		25,8	21,9	23,2
Effective tax rate (including indirect taxes)	%		36,7	38,2	34,4
Asset and credit quality ratios					
Total assets	R 000's	13,3	6 383 544	5 633 395	7 023 898
Gross advances	R 000's	37,0	6 662 472	4 862 605	7 166 640
Performing			3 882 333	4 142 997	4 176 978
Non-performing			2 780 139	719 608	2 989 662
Total provisions (including insurance cover)	R 000's	222,2	2 190 141	679 766	2 375 895
NPLs to gross advances	%		41,7	14,8	41,7
Total provisions as a % of gross advances	%		32,9	14,0	33,2
NPL coverage	%		78,8	94,5	79,5
Bad debt write-offs to average gross advances	%		12,2	6,9	12,2
Capital and gearing					
African Bank capital adequacy	%		38,7	30,5	34,0
Tier 1	%		36,4	24,1	31,3
Tier 2	%		2,3	6,4	2,7
ABIL Group capital adequacy	%		43,6	n/a	38,1
Average cost of funds	%		14,3	13,3	13,5

GROUP INCOME STATEMENT

R 000's	Unaudited 6 months to 31 March 2003	% change	Unaudited 6 months to 31 March 2002	Audited 12 months to 30 September 2002
Revenue				
Interest income on advances	1 151 969	23	937 530	2 005 388
Net assurance income	117 904	0	117 364	259 811
Non-interest income	180 037	4	173 598	299 580
Total revenue	1 449 910	18	1 228 492	2 564 779
Charge for bad and doubtful advances	(219 032)	(23)	(283 230)	(553 228)
Risk-adjusted revenue	1 230 878	30	945 262	2 011 551
Other interest income	61 923	83	33 900	82 827
Interest expense	(229 232)	24	(184 345)	(388 181)
Operating costs	(542 513)	23	(440 549)	(938 367)
Net income from operations	521 056	47	354 268	766 830
Share of associate companies' retained income	476	(70)	1 581	6 778
Net income before taxation	521 532	47	355 849	773 608
Indirect taxation: Value added tax and STC	(37 139)	15	(32 271)	(29 076)
Taxation	(154 514)	49	(103 584)	(236 907)
Net income after taxation	329 879	50	219 994	507 631
Minority interest	(4 572)	68	(2 724)	(8 765)
Net income attributable to ordinary shareholders	325 307	50	217 270	498 866

HEADLINE EARNINGS AND EARNINGS PER SHARE				
Net income attributable to ordinary shareholders	325 307	50	217 270	498 866
Adjustments:				
Net goodwill amortised	6 557		5 462	12 839
Other capital items	(289)			(1 063)
Headline earnings	331 575	49	222 732	510 642
Weighted number of shares in issue (000)	490 342		488 498	488 939
Fully diluted number of shares in issue (000)	493 296		488 498	488 939
Headline earnings per share (cents)	67,6	48,3	45,6	104,4
Basic earnings per share (cents)	66,3	49,2	44,5	102,0
Fully diluted headline earnings per share (cents)	67,2	47,4	45,6	104,4
Dividends per share (cents)				
- Interim	25,0		12,0	12,0
- Final				18,0
	25,0		12,0	30,0

Note: Reconciliation of prior year adjustments	Attributable earnings	Headline earnings	EPS	HEPS
As previously stated	[illegible]	[illegible]	[illegible]	[illegible]
Change of accounting policy for depreciation	(684)	(681)		
Reversal of Stangen tax adjustment	(24 407)[1]	(24 407)[1]		
New headline earnings [illegible]		[illegible]		
Restated	217 270	222 732	44,5	45,6

Note 1. The previously disclosed March 2002 interim results included a [illegible] reduction in the tax charge due to a change in the tax treatment of the Stangen life company. As a result of further investigation this was reversed in the final audited results for the year ended 30 September 2002. Consequently the prior year comparatives for the 6 month period to 31 March 2002 have been adjusted for the effect of this reversal.

GROUP BALANCE SHEET

R 000's	Unaudited 31 March 2003	% change	Unaudited 31 March 2002	Audited 30 September 2002
ASSETS				
Fixed assets	194 171	11	175 363 [N2]	189 029
Investments in associates	8 466	1	8 360	17 605
Policyholders' investments	47 068	(46)	87 317 [N3]	65 080
Goodwill	8 448	(57)	19 552	13 007
Deferred tax asset	60 808	81	33 636	63 065
Net advances	4 560 254	7	4 267 851	4 900 199
Gross advances	6 662 472		4 862 605	7 166 640
Provisions	(2 102 218)		(594 754) [N4]	(2 266 441)
Other assets	196 502	(6)	209 735	497 377
Taxation	4 728	(78)	21 737	21 325
Liquid assets	254 836	(16)	311 562	421 751
Short-term deposits and cash	1 048 263	110	498 282 [N3]	835 460
Total assets	6 383 544	13	5 633 395	7 023 898
EQUITY AND LIABILITIES				
Life fund reserve	79 112	(26)	107 317 [N4]	94 713
Structured loans and debentures	2 284 842	19	1 923 623	2 269 313
Deferred tax liability	840	(96)	18 941	13 256
Liabilities to depositors	711 510	(4)	741 089	690 332
Other liabilities	237 432	(7)	255 472	1 040 840
Taxation	142 222	28	111 387 [N2]	219 411
Bank overdraft	3 641	(83)	20 871	19 846
Total liabilities	3 459 599	9	3 178 700	4 347 711
Capital and reserves				
Ordinary shareholders' funds	2 680 418	21	2 207 842	2 433 522
Outside shareholders' funds	55 366	(10)	61 498	55 990
Secondary capital	188 161	2	185 355	186 675
Total capital and reserves	2 923 945	19	2 454 695	2 676 187
TOTAL LIABILITIES AND EQUITY	6 383 544	13	5 633 395	7 023 898

Note 2. The comparative 6 months ended March 2002 as previously published has been restated to take into account the change in accounting policy regarding the depreciation of buildings. The effect of the restatement is that ordinary shareholders' funds and fixed assets both decreased by R2,9 million.

Note 3. In the prior year, policyholders' investments, represented by cash balances, were included in short-term deposits and cash. This has been separately restated so as to be consistent with the current treatment.

Note 4. On balance sheet [illegible] life reserves amounting to R[illegible] million have been reclassified as a provision against advances. The remaining life reserves relate to external third party liabilities. [illegible]

Note 5. As at 31 March 2003 the group had operating lease commitments amounting to R[illegible] million, contingent liabilities [illegible] and capital expenditure commitments of another R17,5 million, related to a new debtors management and new collections system.

AFRICAN BANK INVESTMENTS LIMITED

UNAUDITED INTERIM FINANCIAL RESULTS

for the six months ended 31 March 2003

COMMENTARY

OVERVIEW

Against the backdrop of an extremely difficult trading period during the previous financial year to September 2002, the interim results for the six months to 31 March 2003 reflect a stable and steadily improving market environment resulting in an enhanced operating performance. The key features of the period under review were:

- A continued focus by the group on consolidating its position as the market leader in the field of unsecured personal loans.
- Tight credit management and better financial discipline by our clients has resulted in a marked improvement in recent default rates as evidenced by the credit vintage charts.
- An enhanced collection capability resulting in an improved outlook for NPLs recovery rates and an overall decrease in NPLs.

The group has emerged from the prior period stronger and better equipped to deal with the challenges of the market sector it operates in. The legacy of the 2002 credit bubble will take some time to work out of the system and ABIL's cautious approach to this is reflected in the provision coverage ratios, which have been maintained at conservative levels.

ABIL is confident that these factors together with a continued focus on its core competencies and a tighter control over costs will result in a solid foundation for growth in operating performance.

FINANCIAL RESULTS SUMMARY

Headline earnings for the six months to March 2003 were R331,6 million (67,6 cents per share) from R222,7 million restated for the prior period (45,6 cents per share). The restatement of the prior period's results was due to changes in accounting policy for depreciation and headline earnings as well as the reversal of the Stangen tax credit included in the original interim results for 2002 and which was reversed in the final full year results in September 2002. The net effect of the restatement was to reduce the prior period headline earnings by R66,5 million or 13,6 cents per share. Excluding the effect of the restatement, headline earnings per share increased by 14,2%, compared to the 48,3% restated.

The improved operating performance had a concomitant effect on RoA at 10,3% (2002: 7,9%) and RoE at 25,8% (2002: 21,9%).

As a result of strong underlying cash flow and increasing capital adequacy, a substantially increased interim dividend of 25 cents has been declared (2002: 12 cents).

Total revenue for the period improved by 18% primarily due to the contribution from the Saambou Personal Loans Book (PLB) acquired in August 2002. The interest yield benefited from the change in composition of the book towards higher margin retail products and increased to 40,3% from 39,4% in March 2002, despite the effect of the inclusion of the PLB with a lower average yield.

The bad debt charge for the period improved by 23% to R219,0 million, mainly as a result of a lower buildup in specific provisions. Specific provisions of R256,5 million were raised in the six months to March 2003, against R379,2 million in the comparable six months to March 2002. The net charge was an annualised 7,7% of gross interest-bearing advances compared to the prior period charge of 11,9%. Risk-adjusted revenue was up 30,2% to R1 230,9 million from R945,3 million.

Operating expenses increased by 23,1%, primarily due to the costs acquired as a result of the PLB transaction, which are running at approximately R10 million per month, and increased costs in the Theta Investments group. The cost base for African Bank increased by only 3,4% while the Specialised Lending division (previously Theta) increased costs by 20,4%. This resulted in an increase in the cost to income ratio from 35,9% to 37,4%. Taking out the effect of the PLB costs, the organic growth in costs was limited to 9,6%. The group remains committed to tight cost control and is confident that it will make further efficiency improvements thereby maintaining its competitive advantage.

The overall taxation rate including indirect VAT taxes and STC increased to 36,7% due mainly to increased STC charges for the period.

ADVANCES PORTFOLIO

Overall gross advances grew by 37,0% to R6 662 million from the 31 March 2002 level of R4 863 million but fell by 7,0% from the 30 September 2002 levels. The increase since March 2002 is primarily due to the inclusion of the PLB, whilst the decrease since September is due to the rapid pay down of the PLB and Persal book as well as improvements in collections and increased write-offs.

Loan sales have been at similar levels to the second half of the year to September 2002 as a result of deliberately conservative credit management as the group has been cautious to respond to demand as it moved through this period of instability in the market. Total new loans granted during the six-month period was R1 683,4 million, although the shorter term, higher yield nature of the newer products sold does not translate into the same level of advances growth.

There has been a steadily increasing proportion of new business written in the retail/debit order products as opposed to payroll products. This has been a deliberate strategy over the past three years, and is part of the transformation of the business to a more retail orientated credit provider and to improve the risk-adjusted return for the group. During the current six months, 76% of sales were retail/debit order products and 24% payroll deduction products.

The effect of the switch can be seen in the African Bank core lending books in which the Retail book grew by 27,6%, while the payroll based books all decreased.

PAYROLL VS RETAIL SALES

Persal consolidations

Payroll   Retail

The following table sets out a walkforward of the African Bank book from September 2002 to March 2003.

ADVANCES WALKFORWARD ANALYSIS (AFRICAN BANK)

R 000's	Core lending books	Persal	PLB	Total
Gross advances as at 30 September 2002	3 084 305	731 559	2 396 267	6 212 131
New loans granted	1 005 944	0	0	1 005 944
Net receipts	(721 532)	(107 105)	(289 889)	(1 118 526)
Interest and charges accrued	538 752	60 943	279 114	878 809
Gross cash receipts	(1 260 284)	(168 048)	(569 003)	(1 997 335)
Bad debts written off	(188 095)	(44 376)	(130 152)	(362 623)
Balance as at 31 March 2003	3 180 622	580 078	1 976 226	5 736 926

New loan sales are still subdued due to tight credit management practices. While the vintage curves suggest that the levels of default have returned to acceptable levels, it will take some time to accelerate new sales back to higher levels. It is expected that sales for the second half of the year will be higher than the first half.

CREDIT QUALITY

Total provisions have been maintained at conservative levels with the coverage ratio at 78,8% compared to 79,5% at September 2002 and this is despite very strong write-offs of approximately 12,2% (annualised) or R421,7 million for the period. Overall provisions including insurance reserves are 32,9% of gross advances compared to 33,2% at September 2002.

The average value of loans on which interest and charges have been stopped during the period was R1 192 million.

VINTAGE ANALYSIS

Non-performing capital as a percentage of original principal debt (%)


25
20
15
10
5
0
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
2001 '01
2001 '03
2001 '05
2001 '07
2001 '09
2001 '11
2002 '01
2002 '03
2002 '05
2002 '07
2002 '09
2002 '11

As can be seen from the vintage analysis graph, the trend in recent months has been a steady and consistent reduction in the rate of NPLs. At the twelve-month point for example, the percentage NPLs was running at approximately 15% in the period prior to December 2001 and is now trending down to approximately 11%. The reasons for the improvement can be attributed to improved credit management, better client awareness of the impact of defaulting on loans, improved economic conditions, improved collections processes and a continual slowdown in Persal cancellations, which have now fallen to 348 in March 2003 (March 2002: 3 464). The vintage ratio should over the medium term converge around 12,5% to 15%. The graph also indicates that Retail sales, which make up the bulk of new sales, are performing well within its pricing parameters.

The call centre has increased its capacity to deal with the clients who miss a payment, with the objective of trying to get the client back onto a payment cycle as soon as possible. The percentage collected of contractual instalment of loans managed in the call centre has climbed from 59,4% in September 2002 to 66,7% by March 2003.

The non-performing loans graph shows that overall NPLs have declined in total over the past three quarters, from R2 989,7 million in September 2002 to R2 904,8 in December 2002 and to R2 780,1 million by March 2003. Importantly, the level of NPLs in African Bank at R1 372,1 million has now reduced to below the September 2002 level of R1 380,6 million and confirms the seasonality of the increase in NPLs over the December 2002 quarter and the inevitable downward trajectory in NPLs in the bank. As at 31 March 2003, the PLB had R1 155,7 million in NPLs against R1 229,4 million in December 2002, and R1 381,5 million in September 2002. The increase in NPLs for the Specialised Lending division is primarily due to African Contractor Finance and GEMS (both businesses being wound down). The NPLs in Credit Indemnity and Miners Credit Guarantee were 22,3% (September 2002: 25,9%) and 20,6% (September 2002: 18,0%) of their respective gross advances.

NON-PERFORMING LOANS

Rand million


3 500
3 000
2 500
2 000
1 500
1 000
500
0
Sep '02
Dec '02
Mar '03
African Bank
PLB
Specialised Lending

The group has made a meaningful improvement in the levels of NPLs with a net reduction of R209,5 million since September 2002. This reduction together with the decrease in gross advances resulted in the NPLs to gross advances ratio remaining steady at 41,7%.

The non-performing loans table sets out the NPL portfolio, and attendant specific provisioning coverage, broken up into the major books within the collections unit.

NON-PERFORMING LOANS

African Bank	Specific provision %	Mar 2003 R 000's	Sep 2002 R 000's
Call Centre	68	341 304	562 060
Administration orders	61	498 529	381 711
Legal book	72	1 687 965	1 818 275
Pre-legal work in progress	85	861 452	1 318 818
Legal collection order in place	59	826 513	499 457
	70	2 527 798	2 762 055
Specialised Lending	73	252 341	227 607
Total NPLs	70	2 780 139	2 989 662

Total NPLs in the legal portfolio have declined by R130,3 million over the period. In addition, progress has been made in processing loans from the pre-legal work in progress book to the legal collections book. The legal collections portfolio graph indicates that as at 30 September 2002, 73% of the legal portfolio was still being processed through the pre-legal channels, while as at 31 March 2003 this had fallen to 51%, and 49% (2002: 27%) now have a signed legal document evidencing employment, a signed acknowledgement of debt and a rescheduled payment plan.

LEGAL COLLECTIONS PORTFOLIO

Rand million


2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
Sep '02
Mar '03
Pre-legal work in progress
Legal collection order in place

- Headline earnings per share of 67,6 cents
- Net asset value per share of 545,6 cents
- Interim dividend up 108% to 25 cents
- Risk-adjusted revenue up 30% to R1 231 million
- R209,5 million reduction in non-performing loans in six months
- Group capital ratio at 44% and R1 billion in cash
- ROA at 10,3%
- ROE at 25,8%

R 000's	Unaudited 6 months to 31 March 2003	Unaudited 6 months to 31 March 2002	Audited 12 months to 30 September 2002
Cash generated from operations	769 074	539 249	2 036 820
(Increase)/decrease in income-earning assets	560 257	(268 290)	(2 947 551)
Increase/(decrease) in deposits, liabilities and other provisions	(765 213)	(507 328)	494 557
Normal taxation paid	(225 265)	(394 523)	(434 275)
Cash outflow from investing activities	(33 402)	(19 979)	(76 933)
Cash outflow from financing activities	(84 381)	(61 652)	(126 917)
ABIL bond issue	-	1 000 000	1 000 000
Net increase in cash and cash equivalents	229 008	207 483	545 686
Cash and cash equivalents at the beginning of the year	815 614	269 928	269 928
Cash and cash equivalents at the end of the period	1 044 622	477 411	815 614
Short-term deposits and cash	1 048 263	498 282	835 460
Bank overdraft	(3 641)	(20 871)	(19 846)

The loans within the Legal collections book (33% of NPLs) and the Administration order book (20% of NPLs) are backed by a legally enforced collection order and payment arrangements have been made. In most cases it is expected that these will result in all the original amounts plus interest being recovered. It is important to note however that while these loans are now showing signs of recovery, they will mostly continue to be classified as NPLs and as such will only reduce by the amount of cash received, typically between 3% and 5% per month depending on the level of the instalment agreed. In addition, provisioning coverage ratios will only be reduced once the cash collection process becomes embedded.

Cash received has shown a steady improvement on the legal portfolios.

Progress continues to be made in limiting administration orders, with the number of new monthly administration order applications currently at 1 452 for March 2003, from 2 114 in March 2002. Cash collected under administration orders has increased from R4,2 million per month at September 2002 to R6,9 million per month by March 2003.

In summary, the efforts of the collections process have succeeded in progressing a large number of loans along the collection risk spectrum to lower risk categories, even though they are still included in NPLs. The next important stage of this process will be to ensure that the cash is collected and the legal orders enforced. The process is being refined continuously and as the credit bubble is worked out of the system, NPLs and provision coverage should begin to decline steadily. Based on the vintage charts and expected recovery rates, NPLs should level off at approximately 15% to 20% over the next eighteen months.

The leading credit indicators show a steadily improving default rate together with lower levels of loans going under administration and Persal cancellations. In addition, the collection division continues to make progress in rehabilitating defaulted clients back onto a payment track record. Thus while the absolute levels of NPLs remain high, the group is confident that with the diminishing inflow of new NPLs and improving cash collections on existing NPLs, there will be a continued and sustained fall from the peak levels experienced in the financial year to September 2002.

BALANCE SHEET AND CAPITAL MANAGEMENT

The improved operating performance together with a reduced advances book has resulted in significant cash flow generation. The net cash position (excluding statutory reserves and liquids) of the group increased to R1 048 million in March 2003 from R835 million as at 30 September 2002, despite paying a R750 million Instalment for the PLB in October 2002. The capital adequacy ratio of the group increased to 43,6% (September 2002: 38,1%).

ABIL will maintain a dividend policy, which will be a function of the RoE supported by underlying cash flow, and the medium-term prospects for asset growth. Thus when the group is earning substantial returns and these are not readily deployed back into the business to fund asset growth opportunities, the group will maintain a high dividend payout. In light of this, the group will maintain a more even spread between the interim and final dividend. The declared interim dividend reflects both the above principles.

The current level of capital adequacy does not optimise the RoE to shareholders. The substantial cash reserves support this view. However, in light of the turmoil in the A2 bank sector last year it has been deemed appropriate to continue to maintain a conservative stance. ABIL is committed to optimising returns to shareholders in a cautious and steady manner.

THE SAAMBOU PERSONAL LOANS BOOK (the PLB)

The group acquired, with effect from 1 August 2002, the PLB with R2,8 billion in gross advances for a consideration of R1 billion. To date, the book continues to perform better than originally anticipated with an average collection rate of 70,5% to March 2003, while the latest monthly collection rate was 66,8%. As previously indicated, this collection rate has begun to drop off.

Under the restructured management team the existing African Bank collection division has been merged with the PLB business, to form the group Collections division. As a result of this and the need to manage the combined exposures to clients from both sides, the provisioning of the collections books has been integrated into a single process and provision coverage on both books harmonised. This will optimise the group's efficiency from its collection channels as well as ensuring that the rehabilitation of over-extended and overlapped clients receives the correct priority. As a result of this, the separate measurement of the PLB business unit's profitability is no longer feasible nor relevant.

SPECIALISED LENDING DIVISION (FORMERLY THETA INVESTMENTS)

The group previously announced a decision to restructure the Theta Investments group. The result is the creation of the Specialised Lending division, which will house the more mature and critical mass businesses of Theta. This will ensure that while these businesses need a certain separate branding identity and focus, they will also benefit from the economies of scale and efficiency of being part of the bank.

Specialised Lending's attributable earnings declined by 15,7% to R46,8 million (2002: R55,5 million). The results were negatively affected by losses in two businesses that are being wound down, namely GEMS and ACFC. The cost base has also increased by 20,4% and the group is committed to stemming the cost increases with the benefits and efficiencies derived from the divisionalisation process.

Theta Investments sold its 80% shareholding in Theta Specialised Finance and its 65% interest in BVI to the previous Theta Investments' management. Neither transaction is expected to have a material impact on results for the full year and both were concluded on arm's length terms. The process of divisionalising the core businesses and disposing or winding down the balance is well under way and we anticipate completion by September 2003.

BLACK ECONOMIC EMPOWERMENT AND THE FINANCIAL SERVICES CHARTER

ABIL fully embraces the spirit and intentions of the transformation agenda in South Africa and continues to support the ongoing debate and efforts in constructing a Financial Services Charter in line with the direction that the group has embarked upon some time ago.

ABIL's approach to empowerment is predicated on its belief that empowerment should in the main embrace the following pillars:

(a) Representivity and human resource development

PDI representivity at board, executive, senior management and middle management levels is 40%, 17%, 32% and 57% respectively and strategies are in place to improve overall representivity. The total management figure reflects a substantial improvement in PDI representation at decisionmaking level in 2003 – up from 21,9% to 26,4%.

(b) Equity ownership

Sustainable equity ownership has proven to be better achieved through active participation of management. The group commits itself to, inter alia, follow this approach and is currently evaluating various means of achieving this.

(c) Access to financial services

In excess of 80% of ABIL's business is derived from the marginalised section of the South African community. The group expects to be able to broaden these services even more in the future.

(d) Procurement policy

As at September 2002, empowerment companies were used for approximately 60% of discretionary procurement.

(e) Community investment

The group's investment in social projects, via the African Bank Foundation, is a significant form of empowering people on a more sustainable basis.

CREDIT LEGISLATION REVIEW

The Department of Trade and Industry (DTI) is undertaking a comprehensive review of credit legislation including the Usury Act and the Credit Agreements Act in order to effect legislative reform in the credit sector. ABIL anticipates the DTI to publish a policy position for public comment in the near future.

ABIL is fully supportive of the need for such a review, as it believes that the present legislative framework is outdated and it is confident that the outcome will be positive for the group's activities. Of specific importance, in ABIL's view, is a fundamental assessment of the distortive and detrimental impact of the price ceiling imposed under the Usury Act beyond a loan value of R10 000 and the provisions of the Exemption Notice under the Act, on the development of the credit market, innovation and investment in the sector and the availability and price of credit to the historically under-serviced market for credit – the core market of the group.

CHANGES TO THE ABIL BOARD

ABIL recently conducted an extensive corporate governance best practice review and skills gaps analysis at board level. The board decided to enhance and broaden its skills base and, simultaneously, address gender representivity.

Therefore ABIL has appointed five new non-executive directors and one executive director:

Director	Committee
Non-executive	
Oshy Tugendhaft, Chairman of Moss Morris	Member of risk committee
David Gibbon, retiring partner at Deloitte & Touche (effective 1 June 2003)	Chairman – audit committee
Ramani Naidoo, attorney and author of the book 'Corporate Governance: An essential guide for South African Companies'	Member of nominations and governance and risk committees
Brian Steele, previously Chief Group Financial Manager for Barloworld	Member of audit and risk committees
Günter Steffens, previously Dresdner Bank's group Representative for Southern Africa and Geographic Head	Chairman of risk committee
Executive	
Tami Sokutu, currently managing director of the retail banking division at African Bank	

The group is confident that it will benefit from the wealth of experience brought in at board level through these appointments.

It is with regret that ABIL has had to accept Johnny Symmonds' resignation as non-executive director as a result of work commitments. The group would like to thank him for his invaluable contribution and commitment over many years.

CORPORATE REPORTING AWARDS

ABIL was awarded third place in the annual Ernst & Young Excellence in Corporate Reporting competition for 2002. The competition evaluates the annual reports of the top 100 companies listed on the JSE Securities Exchange. The award recognises ABIL's continuous commitment to comprehensive and honest disclosure.

ACCOUNTING POLICIES

The accounting policies adopted for purposes of this interim report comply with South African Statements of Generally Accepted Accounting Practice as well as with applicable legislation. ABIL has incorporated AC 133 into its interim results for the six months ended 31 March 2003. The area of potential major impact is the recognition, measurement and valuation of the advances portfolio and related provisioning. The approach prescribed by AC 133 is largely consistent with the previous methods used by ABIL and consequently there has been no material change in the provisions as a direct result of the statement. Any small differences have been included in the income statement charge for movements in provisions.

LOOKING AHEAD

The prior period was one characterised by a substantial rise in the NPLs culminating in disappointing results for the year to September 2002. The current six-month period has been one of consolidation, stability and steady progress. The group has been focusing its attention on its core competencies, that is the underwriting and collecting of unsecured personal loans.

Both of these are yielding positive results, and through consistent and steady progress the group believes it will build a solid foundation that meets its RoA and RoE objectives.

DIVIDEND DECLARATION

The board of directors proposed and has approved an interim dividend No 4, of 25 cents per ordinary share, to be declared on 19 May 2003.

SALIENT DATES

Last day to trade cum-dividend	Friday, 6 June 2003
Shares commence trading ex-dividend	Monday, 9 June 2003
Record date	Friday, 13 June 2003
Payment of dividend	Tuesday, 17 June 2003

Share certificates may not be dematerialised or rematerialised between Monday, 9 June 2003 and Friday, 13 June 2003, both days inclusive.

On behalf of the board

Ashley Mabogoane, *Chairman*
Gordon Schachat, *Deputy Chairman*
Leon Kirkinis, *Chief Executive Officer*

19 May 2003

BOARD OF DIRECTORS

STATEMENT OF CHANGES IN EQUITY

R 000's	Share capital	Non-distributable reserves	Distributable reserves	Treasury shares	Total
Balance at 30 September 2001	12 858	81 713	2 193 536	(233 596)	2 054 511
Prior year adjustment (change in accounting policy)			(2 287)		(2 287)
Dividends paid			(74 574)		(74 574)
Cancellation of treasury shares held by subsidiary	(429)		(150 197)	150 626	0
Employee share trust shares issued to employees (cost)				17 211	17 211
Loss incurred on group employees acquiring ABIL share trust shares				(4 289)	(4 289)
Net income for the 6 months (as previously stated)			292 331		292 331
Restatement of net income: Stangen tax adjustment			(74 409)		(74 409)
Change in depreciation accounting policy			(661)		(661)
Balance at 31 March 2002	12 429	81 713	2 183 748	(70 048)	2 207 842
Dividends paid			(57 453)		(57 453)
Employee share trust shares issued to employees (cost)				3 321	3 321
Loss incurred on group employees acquiring ABIL share trust shares				(1 784)	(1 784)
Transfer from non-distributable to distributable reserves		(81 713)	81 713		0
Net income for the year			281 596		281 596
Balance at 30 September 2002	12 429	-	2 489 604	(68 511)	2 433 522
Dividends paid			(88 177)		(88 177)
Employee share trust shares issued to employees (cost)				14 188	14 188
Loss incurred on group employees acquiring ABIL share trust shares				(4 422)	(4 422)
Net income for the year			325 307		325 307
Balance at 31 March 2003	12 429	-	2 726 734	(58 745)	2 680 418

ADVANCES ANALYSIS

R 000's	% growth	31 March 2003	30 Sept 2002	Number of active loans at March 2003	Average balance per loan at March 2003	Average term per loan at March 2003*
AFRICAN BANK	(7,6)	5 736 926	6 212 131	1 048 598	5 471	18
Core lending books	3,1	3 180 622	3 084 305	665 107	4 113	16
Payroll						
– Corporates and other	(6,5)	1 366 573	1 461 301	227 888	5 996	28
– Parastatals/TLCs	(41,9)	200 876	345 595	47 239	4 252	30
Retail/debit order	27,6	1 483 336	1 162 428	341 938	4 338	18
Standard Bank JV	12,9	129 837	114 971	48 032	2 703	17
Pay down books	(18,3)	2 556 304	3 127 826	383 491	6 666	-
Persal	(20,7)	580 078	731 559	108 285	5 357	-
PLB	(17,5)	1 976 226	2 396 267	275 206	7 181	-
SPECIALISED LENDING	(3,0)	925 546	954 509	442 877	2 090	-
Credit Indemnity	8,4	267 553	246 711	215 663	1 241	5
MCG	0,3	280 207	279 360	178 936	1 566	10
GEMS	(16,7)	173 664	208 560	47 077	3 689	n/a
ACFC	(16,4)	117 906	141 028	292	403 788	n/a
A1 Taxi	28,9	84 793	65 797	909	93 282	36
Safrich	(100,0)	-	10 871	-	-	n/a
Quattro	20,4	1 423	1 182	-	-	n/a
Total	(7,0)	6 662 472	7 166 640	1 491 475	4 467	

*Average loan term in months for new business written 1 October 2002 to 31 March 2003

BUSINESS SEGMENTAL ANALYSIS

	African Bank Limited	Stangen	The banking unit	Specialised Lending	Other and consolidation	Total
Total revenue	965 035	117 405	1 082 440	376 153	(8 683)	1 449 910
Charge for bad and doubtful advances	(136 316)	-	(136 316)	(82 716)	-	(219 032)
Risk adjusted revenue	828 719	117 405	946 124	293 437	(8 683)	1 230 878
Net income from operations	307 951	135 071	443 022	87 680	(9 646)	521 056
Net income attributable to ordinary shareholders	207 096	92 961	300 057	46 517	(21 267)	325 307
Headline earnings	207 096	92 961	300 057	46 785	(15 267)	331 575

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Company registration number: 1946/021193/06)
Share code: ABL ISIN code: ZAE000030060
Registered office: 59 16th Road, Midrand, 1685
Share transfer secretaries
Computershare Investor Services Limited
70 Marshall Street, Johannesburg, 2001
PO Box 1053, Johannesburg, 2000



AFRICAN
BANK

This announcement, together with a financial presentation, is available on the African Bank Investments Limited website at: http://www.africanbank.co.za


AFRICAN
BANK





AFRICAN BANK INVESTMENTS LIMITED

Annual Report 2002



Core Competency

The focus of the group is to underwrite largely unsecured credit risk through the provision of personal loans to the formally employed emerging market. Its profitability is dependent on its capacity and ability to price this risk and efficiently manage the collections process. ABIL currently manages a loan book of R7,2 billion which is diversified over 1,6 million clients.

Contents


AFRICAN
BANK

OUR MISSION

is to create choice, opportunity and growth through the provision of credit.




extra<ordinary





THE FOUR PILLARS ON WHICH OUR BUSINESS IS BUILT:

- *access to hassle-free and responsible credit;*
- *belief in the individual;*
- *personal growth; and*
- *peace of mind.*



GROUP PROFILE

African Bank Investments Limited (ABIL) is a public company listed on the JSE Securities Exchange South Africa ("JSE").

ABIL is a holding company to three operating subsidiaries, involved in the provision and underwriting of unsecured term finance. The first of these subsidiaries is African Bank Limited (African Bank), the market leader in the provision of unsecured term finance to the formally employed mass market who have traditionally been under-serviced in their credit needs. The Standard General Insurance Company Limited (Stangen) provides life assurance products predominantly for African Bank clients. The two businesses together form the banking unit. Theta Investments (Pty) Limited (Theta Investments) is ABIL's private equity operation.

The diagram below represents the operational structure of ABIL, excluding dormant and property companies. (For full detail of the corporate structure, refer to annexure F.)

GROUP STRUCTURE



AFRICAN BANK INVESTMENTS LIMITED
The banking unit
African Bank Limited
Credit Banking
(100%)
The Standard General Insurance Company Limited
Insurance
(100%)
Theta Investments (Pty) Limited
Investments
(100%)
Standard Bank joint venture
(53%)





PERFORMANCE AGAINST KEY OBJECTIVES

CRITERIA	COMMENT
Return on equity **Objective for 2005:** 30 - 35%	Return on equity (ROE) was 23,2% (2001: 31,6%). The group followed a policy of maintaining a high level of capital and ensuring that the duration of its liabilities exceeded that of its assets. This proved to be an effective strategy, given the sentiment towards A2 banks in the first half of the year.
Capital adequacy **Objective for 2005:** ABIL - 25% African Bank - 20%	The equity-to-assets ratio for the ABIL Group after the Saambou PLB transaction was 35,4% and the capital adequacy for African Bank 34,0%, at 30 September 2002. The group has been able to reduce these ratios through the purchase of the Saambou PLB, and an increase in dividends.
Return on assets **Objective for 2005:** 10%	Return on assets (ROA) was 8,9% (2001: 13,9%). The deterioration was as a result of the significantly higher charge for credit losses in 2002.
Risk-adjusted return and product innovation **Objective for 2005:** - 20% of advances in high-yielding new credit models/products - 70% in core advances - No more than 10% in underperforming models/products	- Products and models in the high-yielding 20% include the retail products and Standard Bank joint venture. Several products were adapted during the year to enter new markets or reduce risk. - In the core advances, lower yielding products were curtailed during the year and retail was extended further. - The 10% underperforming sector includes Safrich, Quatro and the retail Catch-all products. These products/models have either been stopped or wound down. ACFC's model was adapted during the year to adjust for risk.



ABIL was rated second in the Financial Mail Top Companies award for 2002.



OUR HISTORY
WHERE IT ALL BEGAN

1994

Initiation of the formation of Investment Trust with Hollard Holdings

1995

Baobab Solid Growth Limited formed through a transmuted listing into Broadacres Investments Limited and listing transferred to Investment Trust sector

1996

Financial services entered through the acquisitions of minority stakes in Theta Securities and King Finance

1997

- Acquired controlling interest in Alternative Finance, King Finance and Unity Financial Services
- Divested of information technology interests through the listing of Mustek Group
- Directed the group's focus to financial services
- Acquisition of balance of shares in Theta Securities
- Name change to reflect financial services focus from Baobab Solid Growth to Theta Group Limited

1998

- Acquisition of 100% of African Bank Limited enabling Theta Group Limited to become a bank controlling company
- Acquisition of the minorities of Alternative Finance, King Finance and Unity Financial Services, to form the core of African Bank Limited
- Acquisition of R1 billion Boland microloan business

1999

MARCH 1999

- Divisionalisation of Altfin, King Finance and Unity into African Bank to form one operating unit
- Theta Group Limited becomes a subsidiary of NAIL

DECEMBER 1999

Name changed from Theta Group Limited to African Bank Investments Limited ("ABIL") enabling the transition to a brand-driven company, aligned to its market and African Bank brand

2000

- Formation of the Theta Investments group of companies
- Unbundling from NAIL





THE YEAR THAT WAS 2002

2001

SEPTEMBER 2001 – DECEMBER 2001

- Cost cutting exercise to remain lowest cost producer
- The influence of administrators grew rapidly and Persal cancellations started to climb

2001

- Buy-back and cancellation of 20% of ABIL shares
- ABIL became a market leader in the provision of unsecured credit with 1,3 million clients. Formation of the African Bank Foundation
- African Bank launched R3,5 billion bond programme

2002

JANUARY 2002 – MARCH 2002

- Demise of UniFer and curatorship of Saambou triggered A2 banking crisis
- African Bank emerged as solid survivor with capital adequacy of 34%, cash generating capabilities in excess of R500 million per annum and sufficient long-term funding in place to withstand the crisis
- Projects launched to deal with administrators and Persal cancellations
- Cost cutting exercise started to bear fruit

MARCH 2002 – JUNE 2002

- Saambou offer announced
- Credit processes revamped
- R425 million seven-year IFC facility announced

JULY 2002 – SEPTEMBER 2002

- R2,8 billion Saambou transaction finalised
- Theta restructuring strategy developed
- Significant executive management capability added



FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED 30 SEPTEMBER

		% change	2002	2001	2000	1999
Key shareholder ratios						
Headline earnings	R'000	(32,2)	**510 642**	753 065	718 041	532 176
Headline earnings per share[N1]	cents	(18,7)	**104,4**	128,4	121,9	96,7
Attributable earnings	R'000	(33,5)	**498 866**	749 841	723 184	527 260
Attributable earnings per share	cents	(20,2)	**102,0**	127,9	122,8	95,9
Number of shares in issue (net of treasury shares)	'000		**489 567**	504 193	622 784	550 114
Weighted average number of shares (net of treasury shares)	'000		**488 939**	586 473	589 030	550 114
Net asset value per share	cents	22,1	**497,1**	407,0	410,4	215,7
Dividends per share	cents	20,0	**30**	25	–	–
– interim paid	cents	20,0	**12**	10	–	–
– final paid	cents	20,0	**18**	15	–	–
Dividend cover	times		**3,4**	5,2	–	–
Performance ratios						
Total margin on advances book	%		**49,0**	48,2	52,8	58,4
Gross interest yield	%		**38,3**	38,0	39,7	43,9
Bad debt expense to average net advances	%		**(10,6)**	(0,1)	(6,9)	(9,8)
Cost to income (prior year restated)	%		**36,6**	38,5	26,4	22,5
Return on assets	%		**8,9**	13,9	14,9	14,5
Return on equity	%		**23,2**	31,6	40,4	55,1
Effective tax rate (including indirect taxes)	%		**34,4**	32,9	31,2	31,5
Asset and credit quality ratios						
Total assets	R'000	31,3	**7 023 898**	5 350 918	5 772 312	4 550 1[illegible]5
Gross advances	R'000	53,5	**7 166 640**	4 668 631	4 654 715	3 671 791
Performing			**4 176 978**	3 698 636	N1	N1
Non-performing			**2 989 662**	969 995	N1	N1
Total provisions (including insurance cover)	R'000	311,8	**2 375 905**	576 978	822 860	412 490
NPLs to gross advances	%		**41,7**	20,8	N1	N1
Provisions (including insurance cover) as a % of gross advances	%		**33,2**	12,4	17,7	11,2
NPL coverage (prior year restated – see commentary)	%		**79,5**	59,5	N1	N1
Bad debt write-offs to advances	%		**12,2**	6,1	5,7	4,0

N1: 2002 and 2001 figures are different from the numbers previously published. See note 25 on page 106 for an explanation.





		% change	2002	2001	2000	1999
Capital and gearing						
ABIL Group equity to total assets	%		**35,4**	39,5	45,4	26,9
African Bank capital adequacy	%		**34,0**	33,1	50,3	40,4
Tier 1	%		**31,3**	25,0	38,4	20,2
Tier 2	%		**2,7**	8,1	11,9	20,2
Average cost of funds	%		**13,5**	13,3	15,8	18,6
Client base						
Number of active customers		21,4	**1 584 540**	1 305 333	N1	N1
Loans granted during period	R'000	22,9	**3 734 304**	3 038 698	N1	N1
Number of loans granted during period	'000	13.5	**1 364**	1 201	N1	N1
						N1
Permanent staff complement			**3 029**	3 435	N1	
African Bank			**1 559**	2 019	N1	
Theta Investments			**1 457**	1 386	N1	
Stangen			**13**	30	N1	

N1: Data not available

JSE SECURITIES EXCHANGE
PERFORMANCE
FOR THE YEAR ENDED 30 SEPTEMBER 2002

	2002	2001	2000	1999
Traded prices (cents per share)				
Closing price	**525**	779	650	965
- high	**950**	965	1 620	2 460
- low	**480**	460	565	965
Market capitalisation (Rm)	**2 610,1**	4 006,3	4 048,0	5 308,6
Value of shares traded (Rm)	**3 109,2**	3 175,4	4 544,4	3 403,9
Value traded as % of market capitalisation (%)	**77,6**	79,3	112,3	64,1
Volume of shares traded ('000)*	**449 135**	417 060	397 509	187 604
Volume traded as % of number in issue (%)	**90,3**	71,1	67,5	34,1
Price-earning ratio	**4,1**	6,1	5,3	10,1
Dividend yield (%)	**1,3**	3,2	-	-
Earnings yield (%)	**15,9**	16,4	18,9	9,9
Year-end market price/book	**1,1**	1,9	1,5	4,3
Average number of shares in issue (net of treasury shares) ('000)	**488 939**	586 473	589 030	550 141

* *Excluding specific buyback of R1,1 billion in 2001*



MEMBERS OF ABIL BOARD

EXECUTIVE MEMBERS

Gordon Schachat (50)

Deputy Chairman (Executive)

Date appointed: 1 July 1995

Other major directorships

Chairman of Theta Investments (Pty) Limited

African Bank Limited

The Standard General Insurance Company Limited

Leon Kirkinis (43)

Chief Executive Officer

BCom, BAcc, CA(SA)

Date appointed: 1 December 1999

Other major directorships

The Standard General Insurance Company Limited

Theta Investments (Pty) Limited

Managing Director of African Bank Limited

David Woollam (39)

Group Financial Director

CA(SA)

Date of appointment: 1 November 2002

Other major directorships

African Bank Limited

The Standard General Insurance Company Limited

Theta Investments (Pty) Limited

Johan de Ridder (42)

Executive Director

BSc (Agric), MBA

Date of appointment: 22 April 2002

Other major directorships

African Bank Limited

Theta Investments (Pty) Limited

National Urban and Housing Reconstruction

Johannesburg Development Agency (Pty) Limited

Business Venture Investments (Pty) Limited

NON-EXECUTIVE MEMBERS

Ashley Mabogoane (44)

Non-Executive Chairman

Diploma in Business Management (EE)

Date appointed: 1 January 1999

Other major directorships

Chairman of African Bank Limited

CEO of Fabcos Investment Holdings Co Limited

Chairman of Tsogo Sun Holdings (Pty) Limited

Chairman of Tsogo Investment Holdings (Pty) Limited

Chairman of National Cereal Holdings (Genfoods)

Chairman of New Africa Investments Limited

Chairman of Bedrose Investments Limited

Chairman of Anchor Yeast Zimbabwe

Steven Levitt (48)

Non-Executive Director

CA(SA)

Date appointed: 14 February 2000

Other major directorships

African Bank Limited

Macsteel Holdings (Pty) Limited

Macsteel Service Centres SA (Pty) Limited

Nosmas Investment Holdings BV

M H Goldschmidt (Pty) Limited

Amalgamated Appliance Holdings Limited

Daniel Tembe (50)
Non-Executive Director
MSc Financial Economics
Date appointed: 1 January 2000

Other major directorships
African Bank Limited
Non-Executive Chairman of Mozambique Investment Company
Non-Executive Chairman of Cornastone Mozambique, Lda
Chairman of Institute for Management of State Holdings
Non-Executive Chairman of Banca International de Mozambique

Jacob Kekane (51)
Non-Executive Director
BA, MA, DPhil
Date appointed: 14 February 2000

Other major directorships
African Bank Limited
CellC (Pty) Limited

Bhekisisa Shongwe (47)
Non-Executive Director
BA (Econ), MBA, ACIS, FCIMB, LDP
Date appointed: 14 February 2000

Other major directorships
African Bank Limited
Primedia Limited
Highveld Steel and Vanadium Corporation Limited
Super Fleet (Pty) Limited
Executive Director of PEU Investment Group (Pty) Limited

Johnny Symmonds (43)
Non-Executive Director
BCom (Hons), CA(SA)
Date appointed: 14 February 2000

Other major directorships
African Bank Limited
Group Managing Director of Mercantile Bank Lisbon Bank Holdings

Nic Adams (43)
Non-Executive Director
BCom (Hons), CA(SA), ACMA
Date appointed: 14 February 2000

Other major directorships
African Bank Limited
Managing Director of TTI (Pty) Limited



TWELVE-MONTH REVIEW IN INTERNATIONAL CURRENCIES

CURRENCY ADJUSTED CONSOLIDATED BALANCE SHEET

as at 30 September 2002

	R	R	$	$	£	£		
'000	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
ASSETS								
Fixed assets	**189 029**	177 222	**17 900**	19 669	**11 519**	13 477	**18 281**	21 586
Investment in subsidiaries	–	–	–	–	–	–	–	–
Investment in associates	**17 605**	7 133	**1 667**	792	**1 073**	542	**1 703**	869
Policyholders' investments	**65 080**	54 309	**6 163**	6 028	**3 966**	4 130	**6 294**	6 615
Goodwill	**13 007**	25 846	**1 232**	2 869	**793**	1 965	**1 258**	3 148
Deferred tax asset	**63 459**	45 553	**6 009**	5 056	**3 865**	3 464	**6 137**	5 548
Net advances	**4 900 199**	4 220 207	**464 034**	468 391	**298 611**	320 928	**473 907**	514 033
Other assets	**496 983**	199 050	**47 063**	22 092	**30 285**	15 137	**48 064**	24 245
Taxation	**21 325**	21 490	**2 019**	2 385	**1 300**	1 634	**2 062**	2 618
Liquid assets	**421 751**	280 913	**39 939**	31 178	**25 701**	21 362	**40 788**	34 216
Short-term deposits and cash	**835 460**	319 195	**79 116**	35 427	**50 912**	24 273	**80 799**	38 879
	7 023 898	5 350 918	**665 142**	593 887	**428 025**	406 914	**679 294**	651 756
LIABILITIES AND EQUITY								
LIABILITIES								
Life fund	**94 713**	85 484	**8 969**	9 488	**5 772**	6 501	**9 160**	10 412
Loans and debentures	**2 269 313**	929 858	**214 897**	103 203	**138 288**	70 712	**219 469**	113 259
Deferred tax liability	**13 256**	12 282	**1 255**	1 363	**808**	934	**1 282**	1 496
Liabilities to depositors	**690 332**	1 305 815	**65 372**	144 930	**42 068**	99 302	**66 763**	159 052
Other liabilities	**1 040 840**	273 725	**98 564**	30 380	**63 427**	20 816	**100 662**	33 340
Taxation	**219 411**	400 022	**20 778**	44 398	**13 371**	30 420	**21 220**	48 724
Bank overdraft	**19 846**	49 267	**1 879**	5 468	**1 209**	3 747	**1 919**	6 001
Total liabilities	**4 347 711**	3 056 453	**411 715**	339 229	**264 943**	232 430	**420 475**	372 284
CAPITAL AND RESERVES								
Share capital	**12 429**	12 858	**1 177**	1 427	**757**	978	**1 202**	1 566
Share premium	–	–	–	–	–	–	–	–
Reserves	**2 421 093**	2 039 366	**229 270**	226 345	**147 538**	155 085	**234 148**	248 400
Shareholders' funds	**2 433 522**	2 052 224	**230 447**	227 772	**148 295**	156 063	**235 350**	249 966
Minority interest	**55 990**	58 774	**5 302**	6 523	**3 412**	4 470	**5 415**	7 159
Secondary capital	**186 675**	183 467	**17 678**	20 363	**11 376**	13 952	**18 054**	22 347
Total capital and reserves	**2 676 187**	2 294 465	**253 427**	254 658	**163 083**	174 484	**258 819**	279 472
Total equity and liabilities	**7 023 898**	5 350 918	**665 142**	593 887	**428 025**	406 914	**679 294**	651 756
Rate used for currency conversion								
Year-end rate	**1,00**	1,00	**10,56**	9,01	**16,41**	13,15	**10,34**	8,21

CURRENCY ADJUSTED CONSOLIDATED INCOME STATEMENT

for the year ended 30 September 2002

'000	R 2002	R 2001	$ 2002	$ 2001	£ 2002	£ 2001	2002	2001
REVENUE								
Interest income on advances	**2 005 388**	1 731 875	**188 123**	217 846	**127 976**	150 992	**205 050**	244 961
Net assurance income	**259 811**	225 711	**24 373**	28 391	**16 580**	19 678	**26 566**	31 925
Non-interest income	**299 580**	234 036	**28 103**	29 438	**19 118**	20 404	**30 632**	33 103
Total revenue	**2 564 779**	2 191 622	**240 598**	275 676	**163 674**	191 074	**262 247**	309 989
Charge for bad and doubtful advances	**(553 228)**	(6 063)	**(51 898)**	(763)	**(35 305)**	(529)	**(56 567)**	(858)
Risk adjusted revenue	**2 011 551**	2 185 559	**188 701**	274 913	**128 370**	190 546	**205 680**	309 131
Other interest income	**82 827**	123 185	**7 770**	15 495	**5 286**	10 740	**8 469**	17 424
Interest expense	**(389 181)**	(331 464)	**(36 509)**	(41 694)	**(24 836)**	(28 898)	**(39 794)**	(46 883)
Operating costs	**(938 367)**	(844 287)	**(88 027)**	(106 200)	**(59 883)**	(73 608)	**(95 948)**	(119 418)
Net income from operations	**766 830**	1 132 993	**71 935**	142 515	**48 936**	98 779	**78 408**	160 254
Share of associate companies' retained income	**6 778**	3 614	**636**	455	**433**	315	**693**	511
Net income before taxation	**773 608**	1 136 607	**72 571**	142 969	**49 369**	99 094	**79 101**	160 765
Indirect taxation: value added tax	**(29 070)**	(31 183)	**(2 727)**	(3 922)	**(1 855)**	(2 719)	**(2 972)**	(4 411)
Taxation	**(236 907)**	(342 509)	**(22 224)**	(43 083)	**(15 119)**	(29 861)	**(24 224)**	(48 445)
Net income after taxation	**507 631**	762 915	**47 620**	95 964	**32 395**	66 514	**51 905**	107 909
Minority interest	**(8 765)**	(13 074)	**(822)**	(1 645)	**(559)**	(1 140)	**(896)**	(1 849)
Net income attributable to ordinary shareholders	**498 866**	749 841	**46 798**	94 320	**31 836**	65 374	**51 009**	106 060
Headline earnings per share	**104,4**	128,4	**9,8**	16,2	**6,7**	11,2	**10,7**	18,2
Earnings per share	**102,0**	127,9	**9,6**	16,1	**6,5**	11,2	**10,4**	18,1
Rate used for currency conversion								
Average rate	**1,00**	1,00	**10,66**	7,95	**15,67**	11,47	**9,78**	7,07



African Bank was rated eighth in South Africa's best companies to work for in 2002.



LENGWALO LE LE YAGO GO BENGKAROLO

LETTER TO STAKEHOLDERS

Lenyaga re phatlalatša pego ya rena ya mathomo ya tšwelopele. Mmogo le pego ya ngwaga, se se fana ka tebelelo ye e tseneletšego ya Sehlopha le ditiro tša sona, gomme e kgatelela boikemišetšo bja yona, go tlhabollo ye e tšwelago pele magatong ka moka.

GO LAOLA TIKOLOGO YE E DULAGO E FETOGA

E bile ngwaga wa diphetogo tše bohlokwa go panka ye le intaseteri ka kakaretšo. Dipholotšo tša maemo a godimo tša go swana le Unifer le Saambou le go kopanywa ga BoE le Nedcor le Panka ya dipeeletšo ya PSG le ABSA, di fetošitše sebopego sa motheo wa intaseteri ye kudu. Maikutlo a mebaraka dipankeng tše nnyane a ile a ba ao a sa kgahlišego kudu, ka ge a ile a gwahlafatša ditheko tša dišere mola a bile a hlohleleditše dipanka tše dingwe gore di tsebagatše gore di ile go bušetša dilaesense tša tšona tša gore e be dipanka, le go wa ga bogolo bja dipanka tša lefaphga la A2.

E bile ngwaga wo o beilego mohuta le boikemišetšo bja dihlopha tša bolaodi tekong ye kgolo, wo go wona kgolo mabakeng a mantši e etšwego ka ditulodesimale. Go ya ka lebaka leo, ABIL e ile ya swarelela maemong a yona a kelohloko kgolong ya dikadimo gomme ya bea mapheko ditseleng tša go fana ka dikadimo. Panka ya gago e ile ya fenya mathata ao, ya feleletša e le ye e tiilego kutšwana, e na le tebišišo ye kgolwane, le gona e le ye e ipheditšego kutšwana.

Se se bonagetše kamogelong ya go tšwa go Tona ya Matlotlo ya gore African Bank e hwetše puku ya dikadimo tša botho ya Saambou. Khwetšo ye e oketša dikadimo tše di lego gona ka pukung ya botho ka diranta tše dibilione tše pedi-khoma-seswai, badirelwa ba ka bago dikete tše makgolo-pedi le masome-nne lenaneong la badirelwa ba African Bank, mola e bile e tsenya le palo ya dikema tša dikgwebo ntle le go tliša ditshenyagalelo tšeo ka tlwaelo di dirwago ge go hwetšwa badirelwa ba baswa le dikwano tša go fokotša bašomi.

Go ya ka kwano ya mafelelo le moamogedi wa Saambou, theko ya go reka e be e beilwe go diranta tše bilione e tee-khoma-šupa (R1,07b), tšeo di lefšago ka dikgao tše pedi. Ka Oktoboro 2002, diranta tše dimilione tše 750 di lefilwe morago ga go phethagatšwa ga lebaka la mafelelo leo le bego le swanetše go phethagatšwa go ya ka kwano yeo. Tšhelete ye šaletšego, e lego ye e nago le lešokotšo la 13,37% ka ngwaga, e swanetše go lefša ka Oktoboro 2003.

Khwetšo ye e na le mehola ye megolwane go African Bank. E dumelela panka go kgoboketša badirelwa ka ba ka mehla

This year we publish our maiden sustainability report. Together with the annual report, this provides a comprehensive overview of the group and its activities, and underscores its commitment to sustainable development on all levels.

MANAGING A VOLATILE ENVIRONMENT

It has been a watershed year for African Bank and the industry in general. High-profile bank failures, such as UniFer and Saambou, and the merger of BoE into Nedcor and PSG Investment Bank into Absa have fundamentally reshaped the industry. Market sentiment on smaller banks turned sharply negative. The confidence of depositors was undermined, affecting liquidity requirements, prompting some banks to announce their decisions to return their banking licences and the demise of the bulk of the A2 banking sector.

It was a year that tested the calibre and commitment of management teams to the utmost, one in which growth in many instances was measured in decimal places. Accordingly, ABIL maintained its cautious stance on advances growth and tightened credit-granting processes. Your bank weathered the crisis, emerging stronger, more focused and, indeed, more mature.

This was reflected in the approval by the Minister of Finance for African Bank's acquisition of the Saambou personal loan book. This acquisition adds R2,8 billion in advances to the existing book, some 240 000 clients to the African Bank client base, and brings in a number of corporate schemes without the costs typically incurred when acquiring new clients and employer-deduction agreements.

In terms of the final agreement with the Receiver of Saambou, the purchase price was fixed at R1,0 billion, payable in two tranches. In October 2002, R750 million was paid following the fulfilment of the last of the conditions precedent to the agreement. The balance, which bears interest at 13,37% per annum, is payable in October 2003.

The acquisition has significant benefits for African Bank. It allows the bank to consolidate common clients and to

le go laola badirelwa ba ka dipoelo kutšwana go fokotša kgonagalo ya mathata le go kaonefatša palomoka ya go hwetšwa ga ditšhelete tšeo di filwego e le dikadimo gomme di sa lefše ka tshwanelo.Khwetšo (acquisition) ye e tsenya dipoelo kutšwana ka ge puku ye e thekgwa ka ditšhelete ka kheše ya tšhaledi le dikadimo.

Khwetšo e oketša bogolo bja dithoto tša African Bank le kwalakwatšo ya yona go mmaraka wo e o kgethilego, le gona go fana ka sebaka sa go phatlalatša ditšhelete tša mošomo kgwebongkgolo ya yona.

Papatšišano ye e tiiša gape le maemo a panka lekaleng la megolo, ka go rialo e bonagatša maemo a yona a go kgona go phadišana.

GO ŠOMA

Ditlhohlo tšeo ABIL e ilego ya lebagana natšo ya ba ya di fenya mengwageng ye meraro ya go feta, e bile dithuto tše bohlokwa tša sehlopha se. Lebakeng leo, re tšwetše pele go ba le tšwelepele ye botse kagong ya lekala la kgwebo le le lebišitšwego tirelong ya go fana ka kgwebo ya dikadimo, e lego Panka ya maemo a pele ya Afrika Borwa ya go fana ka dikadimo. Dipoelo tša sehlopha se lebakeng la dikgwedi tše 12 leo le fedilego ka la 30 Setemere 2002, di tiišetša tšwelopele ye.

- Poelo pele ga motšhelo e feta diranta tše dimilione tše 770
- Go goeleditšwe dikabelano tša disente tše 30 ka šere
- Lefapha la dikadimo le ka tlase ga taolo ya dibilione tše R7,2
- Badirelwa ba dimilione tše 1,6 ba na le dikadimo sehlopheng se
- Peeletšo ye kgolwane bathong le mananeong, e lego ye e tlišago kaonefalo taolong ya dikadimo le matlafatšo ye kgolwane ya tshepo.

Metheo ya kgolo ye e tšwelago pele ka go se fetoge e maemong a yona ao a tiilego mola moya wo o tšwelago pele wa bogwebi o bonala malokong ka moka a sehlopha se.

GO TIIŠWA GA BOLAODI

Ka Setemere 2002, Tami Sokutu (molaodikakaretšo yo a tšwago wa mešomo ya setšhaba) o ile a hlongwa go ba mohlankedimogolo wa mešomo le molaodiphethiši wa African Bank. Ka boitemogelo bja gagwe bjo bo nabilego kabong ya ditirelo, lerato la go direla badirelwa, le dikamano tša kgauswi le mmušo, re na le kholofelo ya gore Tami o tla

manage these clients more effectively to reduce risk and improve the overall recovery of non-performing loan portfolios. The acquisition is also earnings accretive as the book is funded through surplus cash and borrowings.

The acquisition increases the size of African Bank's assets and its exposure to its chosen market, and provides the opportunity to deploy capital within its core business.

This transaction also strengthens the bank's position in the payroll sector, enhancing its competitive positioning.

PERFORMANCE

The challenges faced and overcome by ABIL in the past three years were signal lessons for the group. In that time, we have continued to make good progress in building a focused, brand-driven retail credit franchise. Group results for the 12 months to 30 September 2002 underscore this progress.

- Profit before tax of R770 million
- Dividend of 30 cents per share declared
- Loan portfolio under management of R7,2 billion
- 1,6 million clients have loans with the group
- Substantial investment in people and systems

The foundations for consistent, steady growth are firmly in place.

STRENGTHENED MANAGEMENT

In September 2002, Tami Sokutu (former director-general of public works) was appointed chief operating officer and executive director of African Bank. With a wealth of experience in service delivery, a passion for customer service and close ties to government, we are confident Tami will help African Bank as it continues to change banking in South Africa.

In October 2002, the group announced another high-profile appointment – that of David Woollam as group financial director of ABIL and finance director of African Bank. David was previously group financial director at BoE and has an excellent working relationship with ABIL based on BoE's



CASE STUDY #01

"African Bank has really helped me, even with small amounts of money . . ."

Nobody could be more dedicated to people than Gugu Mashazi: ensuring that her patients are comfortable, she plays with toddlers in the paediatric ward, chats with elderly patients, feeds both young and old while all the time monitoring their progress so that, ultimately, they can return to their lives outside of hospitals.

But, who does someone like Ms Mashazi turn to when she needs a little assistance?

The answer, of course, is African Bank. A year ago she applied for, and received a loan to buy school books for her daughter, who started high school. Ms Mashazi recognises this as an investment in her child's future and says she appreciates the fact that she could talk to African Bank openly, and directly.

NAME
Gugu Mashazi

AGE
39

OCCUPATION
Ward attendant, Leratong Hospital, Krugersdorp

SPENDING HER LIFE LOOKING AFTER OTHERS, IT'S GOOD TO KNOW THERE'S SOMEONE WHO LOOKS AFTER HER.

Lengwalo le le yago go bengkarolo

Letter to stakeholders (continued)

thuša African Bank ge e le gare e tšwela pele go hlohla mekgwa ye e tlwaelegilego ya dipanka ka mono Afrika Borwa.

Ka Oktoboro 2002, sehlopha se ile sa tsebagatša go hlongwa gape ga mohlankedi wa maemo a godimo – e lego ga David Woollam bjalo ka molaodi wa matlotlo wa sehlopha wa ABIL, e bilego e le molaodi wa matlotlo wa African Bank. Peleng David e be e le molaodi wa matlotlo wa sehlopha ka BoE gomme o na le dikamano tše dibotse kudu tša mošomo le ABIL motheong wa ge BoE e kile ya ba le dišere sehlopheng sa rena. Boitemogelo bja gagwe bjo bo phatlaletšego bja mešomo ya dipanka tša boditšhabatšhaba le tša gae, bo tla tiiša sehlopha sa ABIL sa bahlankediphethiši.

Bjalo ka karolo ya boikemišetšo bja yona bjo bo tšwelago pele bja go swarelela maemo a godimodimo a taolo ya kgwebo, boto ya ABIL e ile ya hloma tshekatsheko ye e ikemetšego ya dibopego tša sehlopha tša taolo ya kgwebo le ditsela ka Woodburn Mann, e lego Modirišane wa Whitehead Mann Group Plc ka Engelane. Tshekatsheko yeo e akareditše:

- Go hlabollwa ga sebopego sa boto le mohlala wa go šoma wo o laetšago tsela ye sehlopha se ikemišeditšego go e tšea le dinyakwa tša King II.
- Tshekatsheko ya peakanyo ya mabokgoni, boitemogelo le bokgoni bjo bo lego gona botong le komiting ya boto le tsela yeo sehlopha se ikemišeditšego go e latela le dinyakwa/dihlokwa tša sebopego se se itšego sa taolo.
- Tshekatsheko ya go šoma ga Modulasetulo, Mohlankediphethiši, Balaodi ba Phethišo le Balaodi bao e sego ba Phethišo, e dirwa ke badirišane ba bona go ya ka mohlala wo o hlabolotšwego.

Dipoelo tša lenaneo la tshekatsheko di tla fana ka tshedimošo ka ga go dirwa ga dibopego tša ka moso le go hlangwa ga dibopego tša go fapafapana tša taolo le kaonefatšo ye e tšwelago pele ya ditsela tša taolo ya kgwebo ka sehlopheng.

Ditlhabollo tše dikgolo

Go na le ditlhabollo tše dintšinyana lekaleng la rena gomme ka Afrika Borwa moo ABIL e hlapetša ditlhabollo ka bokgauswi go ya le khuetšo ye e ka bago nayo kgwebong ya rena.

Kopano ya tša ditšhelete

Kwano ye e nago le merero ye e fapafapanego kudu e ile ya saenwa kopanong ya tša ditšhelete ka Agosetose 2002, ke

previous shareholding in our group. His extensive international and local banking experience will substantially bolster ABIL's executive team.

As part of its ongoing commitment to the maintenance of the highest standards of corporate governance, the ABIL board commissioned an independent review of the group's corporate governance structures and processes by Woodburn Mann, an associate of the Whitehead Mann Group Plc in the UK. The review included:

- The development of a board composition and performance model reflecting the committed strategic direction of the group and the requirements of King II.
- An assessment of the alignment of the skills, experience and expertise available on the board and board committees with the committed strategic direction of the group and the demands/requirements of the specific governance structure.
- An evaluation of the performance of the chairman, chief executive, executive and non-executive directors, by their peers, in terms of the model developed.

The outcome of the review process will inform the future structuring and composition of the various governance structures and the ongoing improvement of the corporate governance processes in the group.

Key developments

There are a number of developments in our sector and in South Africa which ABIL is participating in and monitoring closely, given their potential effect on our business.

Financial summit

A wide-ranging agreement was signed at the financial sector summit in August 2002 by representatives of the financial services sector, government, unions and business, aimed at finding ways of providing financial services to the nation's poor.

The agreement commits all to finding solutions to a range of critical issues, including life insurance for HIV-positive people, banking services for the poor and ways to encourage South Africans to save. ABIL is an active participant in the



LENGWALO LE LE YAGO GO BENGKAROLO

LETTER TO STAKEHOLDERS (CONTINUED)

baemedi ba lekala la ditirelo tša ditšhelete, mmušo, mekgatlo ya bašomi le kgwebo, gomme maikemišetšo a yona e le go hwetša mekgwa ya go fana ka ditirelo tša ditšhelete go bahloki setšhabeng.

Kwano ye e tlama bohle gore ba hwetše ditharollo mererong ye mentši ye bohlokwa, go akaretšwa le inšorense ya bophelo ya bao ba nago le HIV, ditirelo tša dipanka go bahloki, le mekgwa ya go hlohleletša badudi ba Afrika Borwa gore ba boloke tšhelete. ABIL ke mokgathatema yo a swaraganego le tlhohlo ya go dira gore bohle ba kgone go hwetša dikadimo, mola e hlokometše go holega ga malapa ka go a hlohleletša gore a kgopele ditšhelete ka mokgwa wa boikarabelo le wo o tšwelago pele.

TIKOLOGO YA MELAO LE MELAOTSHEPEDIŠO

Tshekatsheko ya melao ya dikadimo

Mmušo o šišintše tshekatsheko ye kgolwane ya melao ya dikadimo ka Khansele ya Tshepedišo ya Dikadimo tše Nnyane (Micro Finance Regulatory Council). Go thomile go bonala ka mo go oketšegilego gore motheo wa bjale wa melao ya dikgaokgao ya dikadimo o thomile go se sa sepedišana le mabaka a bjale mola e le tšhitišo tokišong ya mmaraka wa Afrika Borwa wa dikadimo le go hwetšweng ga bokgoni bjo bo tšwelago pele bja phadišano ye e tšwelago pele kgwebong ka kakaretšo.

Tsebišo ya Tokollo Molaong wa Kamogo

Se se hlobaetšago kudu ke tšhaetšo ye šoro ye e tlišitšwego ke go ipeela mollwane wa bogolo bja kadimo go ya ka Tsebišo ya Tokollo Molaong wa Kamogo, le go ipeela go gongwe ga mollwane wa lešokotšo. Khuetšo ye e kopanego ya ditšhaetšo tše di beakantšwego e dirile gore go be le lenaneo la magato a mabedi la dikadimo. Sehlopha se na le kholofelo ya gore lenaneo la tshekatsheko, le tla hloma lenaneo la molao le le tšwelago pele, go bea katološo ya kabo ya dikadimo mokgweng o moswa wa tšwelopele.

Lenaneo la melao le melawana ya tshepedišo ya tshedimošo ka ga dikadimo

Tema ye nngwe ye bohlokwa ye e nyakago diphetošo tša melao e ama go hlongwa ga metheo ya melao le tshepedišo ya tshedimošo ka ga dikadimo lenaneong la bosetšhaba la ditšhelete le go sepedišwa ga ditiro tša dibiro tša kadimo. Mathata a malobannyana a Saambou le Unibank le dikoloto tše kgolo tše di šaletšego ka lebaka la mathata a, ke dikgopotšo tše di sa kgahlišego tša mabofokodi a khwetšagalo, tshepagalo le tirišo ya maleba ya tshedimošo

challenge to maintain access to credit, while safeguarding the welfare of households by ensuring more responsible and sustainable borrowing patterns.

LEGISLATIVE AND REGULATORY ENVIRONMENT

Review of credit legislation

Government has initiated a comprehensive review of credit legislation through the Micro Finance Regulatory Council. It has become increasingly evident that the present fragmented legislative framework for credit has become outdated and an impediment to the normalisation of the SA credit market and the achievement of sustainable macro competitive efficiencies.

Exemption Notice to the Usury Act

Of particular concern is the distortion created by the loan size limitations under the Exemption Notice to the Usury Act and the attendant interest cap. The combined effect of these structural distortions has effectively created a two-tier credit system. The group is confident that the review process will establish a progressive legal framework to place credit extension in South Africa on a new, sustainable growth trajectory.

Legislative and regulatory framework for the management of credit information

Another critical area of legislative reform relates to the establishment of an appropriate legislative and regulatory framework for the management of credit information in the national financial system and the regulation of the activities of credit bureaus. The recent demise of Saambou and Unibank and the substantial overhang of non-performing debt left in their wake, are grim reminders of the consequences of inefficiencies in the availability, reliability and appropriate utilisation of credit information in the system. A combination of unrestrained credit extension, unavailability of comprehensive, reliable information on aggregate exposures and the absence of effective reckless lending rules resulted in over-borrowing by a large number of individuals, the consequences of which will be suffered by the individuals concerned as well as the credit retailing economy as a whole, for some time.

ya dikadimo lenaneong. Kopanyo ya katološo ye e sa beelwago mellwane ya dikadimo, go se hwetšagale ga tshedimošo ye e phatlaletšego le gona e le ye e tshepegago ka ga ponagatšo le go se be gona ga melawana ye e šomago gabotse ya dikadimo. di dirile gore batho ba bantši kudu ba kgopele tšhelete ye e fetago tekanyo. e lego seo se tla bago le ditlamorago tše di tla hlokofatšago batho ba ba angwago gammogo le ekonomi ya dikadimo ka kakaretšo, lebakeng le lengwenyana.

Karolo ya 74 ya Molao wa Dikgoro tša Tsheko tša Magistrata

Gape Mmušo o gare o sekaseka dikgonagatšo tše di lego go Karolo ya 74 ya Molao wa Dikgoro tša Tsheko tša Magistrata. Tsela ya ditaelo tša taolo e thomile ka 1944 gomme e be e beetšwe kudu mathata ao e sego a mehleng ao a amanago le dikoloto. Molao wo ga o kgonagatše tshepedišo efe goba efe ya go šoma gabotse ga ditiro tša taolo, gomme go ile gwa tsoga balaodi ba bantšinyana ba dikoloto ka nageng ye, bao ba bego ba diriša tsela ye go ikhola ka ditšhelete.

Molaokakanywa wa Peeletšoleswa ya Badudi

Magareng a tše dingwe, Molaokakanywa wa Peeletšoleswa ya Badudi wo gabjalo o thalwago leswa, ke wa go tšweletša bong bja poraebete bja magae go malapa a Afrika Borwa ao a golago megolo ya tlase.

Lengwalotumelelo la ditirelo tša ditšhelete

Motheo wo o phatlaletšego wa lengwalotumelelo la ditirelo tša ditšhelete le lona le sa hlabollwa gabjale go kgonthiša gore intaseteri ye e beakantšwe ka maleba go kgotsofatša dihlokwa tša naga ye ka moso. Tsela ye e sepedišwa ke bakgathatema ba intaseteri ka ditherišano le bengkarolo ba ba fapafapanego kudu go lemoga kabelo ye e ka dirwago ke dipanka ekonoming ye e tšwelago pele ya Afrika Borwa.

Ditiragalo tše di dirile gore go be le kgatelopele ye mpsha lenaneong la diphetošo ka lekaleng la dipanka. Sehlopha se kwana le tlhokego ya phetogo ge go tlišwa ditsheketšo tša maleba, dipapatšišano le ditirelo tša dikadimo ka dikarolong tša badudi ba ka mono Afrika Borwa bao ba sa direlwego, goba ba sa direlwego ka botlalo, le go fediša mohuta ofe goba ofe wa kgethollo ye e sa lokago kabong ya ditšweletšwa le ditirelo ka lekaleng le.

ABIL e bona tema ye e phatlaletšego ya diphetošo tša molao le tša tshepedišo. tše di dirwago gabjale e le sebaka se se nyakegago sa gore Afrika Borwa e hlome kwano ya maemo a boditšhabatšhaba a go dira melao, melaotshepedišo le go

Section 74 of the Magistrates Court Act

Government is also in the process of reviewing the provisions under section 74 of the Magistrates Court Act. The mechanism of administration orders date back to 1944 and was intended for exceptional cases of debt-related hardship. The Act does not provide for any form of effective regulation of the activities of administrators and the country has seen the emergence of a whole industry of specialised debt administrators using the mechanism for commercial gain.

The Community Reinvestment Bill

Amongst others, the Community Reinvestment Bill currently being redrafted, is to promote private home ownership to South Africa's low-income households.

The financial services sector charter

The broad framework for a financial services charter is also currently under development to ensure the industry is appropriately structured to meet the future needs of the country. This process is being driven by industry players in consultation with a wide variety of stakeholders to identify the contribution banks can make to the sustainable development of the South African economy.

These events have created significant new impetus in the transformation process within the banking sector. The group embraces the need for change in bringing appropriate savings, transaction and credit services to the unserviced and under-serviced segments of South African society and in eradicating any forms of unfair discrimination in the provision of products and services in the sector.

ABIL views the broad scope of legal and regulatory reforms presently under way as a positive opportunity for South Africa to create a world class legislative, regulatory and consumer rights protection dispensation, drawing on international best practice in similar developing as well as developed countries. The group is constructively engaging with government with respect to legislative reform and is gearing itself up to meet these challenges and sustainably profit from them.

COMMITMENT TO EMPOWERMENT

The historic economic and political context in South Africa demands proactive steps to redress the imbalances in



LENGWALO LE LE YAGO GO BENGKAROLO

LETTER TO STAKEHOLDERS (CONTINUED)

šireletša ditokelo tša batho, gomme go latelwa mehlala ye mekaonekaone ye e dirišwago ka dinageng tša boditšhabatšhaba ya dinaga tša go swana le ya rena tše di hlabologago goba tše di hlabologilego. Sehlopha se dirišana le mmušo gomme se kemiseditše go le ba gana le ditlhohlotše le go hwetša dipoelo tše di tšwelago pele.

GO IKEMIŠETŠA MATLAFATŠO

Kwišišego ya tša histori, ekonomi le ya sepolitiki ka Afrika Borwa e nyaka gore go be le magato ao a tšewago pele ga mathata go lokiša tlhokego ya tekatekano ya mekgwa ya bong le ya taolo gammogo le mekgwa ya go hwetša le go thwala bašomi lekaleng la poraebete la kgwebo e le kgato ya bohlokwa ya lebaka le letelele ya kgwebo.

Sehlopha se šomana le matlafatšo ya bathobaso go tša ekonomi magatong a mane a bohlokwa ka go lekana:

- Dikgetho tša go fapafapana tša go kgonagatša gore go be le go kgatha tema ka go lekalekana go batho bao ba dikilego ba hlokišitšwe dibaka, di gare di a nyakišišswa di beilwe motheong wa gore go kgatha tema ga mohuta woo go swanetše go laetša mohola le gona go sepedišane le maemo ao e lego kgale a nyakega, le pono ya sehlopha.
- Dibopego sa taolo ya kgwebo ya sehlopha di sekasekilwe ka 2002 go kgonthiša gore di dumelelana le King II gammogo le tekatekano ya mabokgoni, boitemogelo le bokgoni bjo bo nyakegago legatong le go sepetša tirišo ya maano a lebaka le letelele a sehlopha. Tšeleng ye, go hlokometšwe kudu tlhokego ya go kgonthiša gore dibopego tše di laetša go fapafapana ga ditšo tša badudi ba Afrika Borwa le kgwekgwe ya kgwebo le mebaraka ye e lebanywego ya ditiro t'sa sehlopha. Go tiišwa ga taolo ya sehlopha le boemedi, go tla dula e le mafelo ao a lebeletšwego kudu ka go tšwela pele sehlopheng.
- Šedi ya pele e bewa boemeding magatong a phethišo, a magolwane le a magareng a taolo, moo go nago le kgonagalo ye kgolo ya kaonefatšo. Go thwalwa ga malobanyana ga bahlankedi ba maemo a godimo go laetša boikemišetšo bja sehlopha bja go fetoša dibopego tša sona tša taolo magatong ka moka, go laetša kgonthe ya Afrika Borwa.
- Kgwekgwe ya kgwebo ya sehlopha ke katološo ya dikadimo gore di akaretše le batho bao ba dikilego ba hlokišitšwe dibaka le go makala a mmaraka wa Afrika Borwa ao a sa šireletšwago ka mo go lekanego. Se se bea boikarabelo bjo bogolo sehlopheng gore se sepediše kgwebo ya sona ka mokwa wo o nago le boikarabelo

ownership and control patterns as well as the procurement and recruitment patterns in the private corporate sector, as a key long-term business imperative.

The group deals with black economic empowerment at five equally important levels:

- Various options to allow meaningful equity participation by historically disadvantaged individuals are under investigation, based on the point of departure that such participation should be value enhancing and aligned to the desired long-term positioning and vision of the group.
- The corporate governance structures of the group were reviewed during 2002 to ensure compliance with King II as well as the balance of skills, experience and expertise required at this level to drive the implementation of the group's long-term strategies. In this process, particular attention has been paid to the need to ensure that these structures reflect the cultural diversity of South African society and the core business and target markets of the group's operations. The strengthening of corporate governance and representivity will remain ongoing areas of focus in the group.
- High priority is placed on representivity at executive, senior and middle management levels, where substantial scope for improvement exists. Recent key appointments reflect the group's commitment to transform its control structures at all levels to reflect the South African reality.
- The group's core business is the extension of credit to the historically disadvantaged and relatively more vulnerable segments of the South African market. This imposes a significant responsibility on the group to conduct its business in a socially responsible, sustainable manner in accordance with the highest standards of ethics and compliance. Its core focus and chosen target market offer the group unique opportunities to make a real, positive difference to the lives of its historically disadvantaged customer base, and it is the stated aim of the group to expand the reach



leagong, le ka mokgwa wo o tšwelago pele go ya ka maemo a godimodimo a go kwela batho ba bangwe le kobamelo. Tsepamelo ya sona ye kgolo le dilebanywa tša sona tše di kgethilwego di fa sehlopha dibaka tša moswananoši gore se laetše ka mo se ka kgonago ka gona kaonefatšong ya badirelwa bao ba dikilego ba hlokišitšwe dibaka, gomme ke maikemišetšo ao a beilwego a sehlopha gore se katološe phihlelelo ya dikadimo go mebaraka yeo le gabjale e sa ganelwago ka dikadimo tša boikarabelo ka lebaka la histori ya naga ye ya ditirelo tša dipanka le tša ditšhelete.

- Abil e ikemišeditše go thekga borakgwebopotlana ka thekgo ya yona ya ditšhelete tša SMME le dikabo tša yona. Kabo ya boikgethelo e lebantšwe kudu dikhamphaning tše dinyane go hlokometšwe kudu tšwelopele dikhamphaning tše di matlafatšago borakgwebo.

PEELETŠO YA KGWEBO LEAGONG

Ge go hlabollwa ditharollo tše di kwalago tša dihlokwa tše dintši tša leago le boiphedišo tša naga ya rena, tirišano magareng a makala a poraebete le a mmušo e a nyakega go potlakiša lenaneo le. Borakgwebo ba na le tema ye bohlokwa ya go lemoga le go thekga mananeo a dipeeletšo tša setšhaba ao a ka bago le dipoelo tše di bonalago le gona tše di ka elwago. Ka mo go lekanago, tlhabollo legatong la motheo e swanetše go nošetšwa le go tiišwa gore e tšweletše mehlala yeo e ka šalwago morago ka moso.

African Bank Foundation ke sedirišwa seo ka sona African Bank le badirišane ba yona ba bagolo ba sepedišago lenaneo le le hlamilwego le go lomaganywa la dipeeletšo tša leago gore e be matsapa a tlhabollo a a šomago gabotse.

Ngwaga-ka-ngwaga sehlopha se beeletša karolo ye e bonalago ya dipoelo tša yona ka go African Bank Foundation gore se kgone go šupa le go thekga mananeo ao a sepedišanago le dihlokwa le dikgethwa tša pele tša mmušo le tša baagi.

KGAHLEGO

Ngwageng o mothata kudu, mohuta le sebete sa sehlopha sa bolaodi bja rena le sa batho ba rena ka moka, di ile tša laetša go fenya, tša bonagatša gape maikemišetšo le phišegelo ye e lego sona seka sa sehlopha sa rena. ABIL e na le mohuta wo o sa bonwabonwego wa dimpho, boikemišetšo le mafolofolo le matsapa ao a kopanetšwego a batho ba palo ya go feta 3 000 legatong le lengwe le le lengwe: gomme tše di iponagatša dipoelong tša rena.

of its credit extension to markets still presently denied ready access to responsible credit due to the historic structural evolution of the banking and financial services industry in the country.

- ABIL is committed to support small entrepreneurs through both its SMME financing and its own procurement. Discretionary procurement is specifically targeted at small companies with particular emphasis on the advancement of empowerment companies.

CORPORATE SOCIAL INVESTMENT

In developing meaningful solutions to the immense socio-economic needs of our country, private/public partnerships are the route to accelerating this process. The business community has an important role to play in identifying and supporting community investment programmes that can yield meaningful and measurable results. Equally, development at grassroots level should be nurtured and strengthened to produce the role models of the future.

The African Bank Foundation is the vehicle through which African Bank and its major associates direct a formulated and co-ordinated programme of social investment according to sound development initiatives.

The group annually invests a meaningful portion of profits into the African Bank Foundation to enable it to identify and support programmes in line with both government and civil society's needs and priorities.

APPRECIATION

In an extremely difficult year, the calibre and courage of our management team and all our people shone through, again highlighting the commitment and passion that characterises our group. ABIL houses a rare blend of talent, commitment and enthusiasm and the combined efforts of over 3 000 people at every level are reflected in our results.

On behalf of the board, I welcome David Woollam, Johan de Ridder and Tami Sokutu as executive directors. I am confident they will contribute significantly to the strategic and operational development of our group.



LENGWALO LE LE YAGO GO BENGKAROLO

LETTER TO STAKEHOLDERS (CONTINUED)

Legatong la boto, ke amogela David Woollam le Johan de Ridder bjalo ka balaodiphethiši. Ke na le tshepo ya gore ba tla ba le karolo ye e bonalago tlhabollong ya maano a go šoma le ya mešomo ya sehlopha sa rena.

Ditebogo tša ka tša go tšwa pelong di ya go maloko a boto ya rena ka dikeletšo tša bona tše bohlale le boikgafo ngwageng. Bjalo ka sehlopha, re kgahlega kudu ka ga thekgo ye re e fiwago ke bengkarolo ba rena - baswari ba dišere, bašomi, badirišane le badirelwa – e lego bao ba dirago gore re kgone go gola gomme re direle batho ka moka lehumo.

Ashley Mabogoane
Modulasetulo

My sincere thanks to our board members for their wise counsel and dedication during the year. As a group, we deeply appreciate the support of our stakeholders – shareholders, employees, partners and clients - which underpins our ability to grow and create wealth for all.

Ashley Mabogoane
Chairman





MANAGEMENT DISCUSSION

INTRODUCTION

This discussion is intended to further the reader's understanding of the consolidated financial position and results of operations of African Bank Investments Limited (ABIL) and its subsidiaries. It should be read in conjunction with the company's historical financial statements included in this annual report.

ABIL generates income through interest charges on outstanding loans, through fees paid by customers related to new loan activity and from the sale of complementary credit life policies. Credit losses through provisions and reserves for credit life claims are charged against the portfolio, resulting in a risk adjusted yield generated from its underwriting activities.

For ABIL, unlike traditional banking models, credit quality affects the level of its earnings to a greater extent than asset growth. The group views its main competencies, therefore, as those of risk underwriting and collections.

FORWARD-LOOKING INFORMATION

Certain statements in this annual report are forward-looking statements. Forward-looking statements include expressions of "belief, anticipation", or "expectations" of management, statements as to industry trends or future results of operations of the group, and other statements that are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition, delinquencies, credit losses, vendor relationships, funding costs and availability, general economic conditions, government policy and regulations, risk related to growth, product development, acquisitions, operations, and litigation.

OVERVIEW

The group has operated in an extremely difficult market environment over the last 12 months. The significant events were, firstly, the failure of two direct competitor banks due to excessive lending into our market and secondly the wave of systemic risk that followed which affected the banking system at large. In addition, the transformation of the business from an exclusively payroll collected system to a more complex debit order collection system, exposed weaknesses in the group's risk measurement processes.

These issues culminated in the following key outcomes:

- A drop in its earnings for the first time in its history, primarily as a result of a significant increase in provisioning levels in order to maintain strong coverage over non-performing loans (NPLs).
- A substantial increase in NPLs, due both to organic increases, and to a change in the measurement in NPLs.
- The acquisition of the Saambou Personal Loans Book (Saambou PLB) from the Receiver appointed by the South African Reserve Bank to dispose of Saambou Bank Limited's assets.
- A decision to restructure the business of Theta Investments to bring core lending businesses closer to African Bank.

Whilst the instability in the market and the resulting impact this has had on the group's earnings has been significant, the group consolidated its position as market leader in the field of unsecured personal loans. This factor combined with a substantial increase in focus on proactive collections will result in a strengthened business going forward.

FINANCIAL RESULTS SUMMARY

Headline earnings for the year ended 30 September 2002 fell by 18,7% to 104,4 cents per share (2001: 128,4 cents).

As a result of strong underlying operating cash flow a final dividend of 18 cents has been declared, increasing the total dividend for the year by 20% to 30 cents (2001: 25 cents).



MANAGEMENT DISCUSSION
(CONTINUED)

Total revenue for the year improved by 17,0%, on the back of a 22,9% growth in new business written. This was despite a deliberately conservative approach to lending as the group moved through an unstable market. In addition, the overall cost-to-income ratio has improved from 38,5% (restated) to 36,6%.

The performance of the group during the financial year was primarily affected by:

- An increase in the charge for bad and doubtful debts from R6,0 million to R553,2 million.
- A change to the tax treatment of Stangen, which resulted in a R74,4 million reduction in the charge in the interim results and which was reversed in the second six months' results.
- A R63,7 million post-tax contribution from the acquisition of the R2,8 billion Saambou PLB with effect from 1 August 2002.

The increased provisioning had a negative impact on return on equity from 31,6% to 23,2% and return on average assets reduced from 13,9% to 8,9%. Improved gearing as a result of the acquisition of the Saambou PLB for cash had a slight positive impact on ROE. However, the real benefit of this will only be realised in the 2003 financial year.

NPLs, provisions and credit losses

The most significant aspect of this year's results relates to the substantial increases in NPLs and resulting provisions for bad debts. NPLs increased from an historic low of R343,4 million (7,4% of closing advances) in 2001 to R2 989,7 million (41,7% of closing advances) in 2002. Included in this increase, however, is R1 663,8 million as a result of the acquisition of the Saambou PLB and R626,6 million as a result of a change in the definition of NPLs. The balance of R995,9 million represents the organic increase in NPLs.

Overall provisions and insurance reserves increased from R576,9 million (12,4% of gross advances) in 2001 to R2 375,9 million (33,2% of gross advances) in 2002. More importantly, however, the overall coverage of provisions to NPLs has increased from 59,5% (restated base) to 79,5%.

The table below reconciles the effect of these factors on NPLs, provisions and coverage ratios.

R'000	Original balance at 30 Sept 2001	Change in basis	Restated balance at 30 Sept 2001	Acquisition of Saambou	Amounts written off	Increased risk	**Closing balance at 30 Sept 2002**
Non-performing loans							
African Bank	249 733	626 567	876 300	–	(265 266)	769 562	**1 380 596**
Saambou PLB	–	–	–	1 663 846	(196 000)	(86 387)	**1 381 459**
Theta Group	93 695	–	93 695	–	(178 803)	312 715	**227 607**
Total NPLs	343 428	626 567	969 995	1 663 846	(640 069)	995 890	**2 989 662**
Provisions and reserves							
African Bank	454 243	–	454 243	–	(265 266)	616 629	**805 606**
Saambou PLB	–	–	–	1 781 624	(196 000)	(203 751)	**1 381 873**
Theta Group	122 735	–	122 735	–	(178 803)	244 494	**188 426**
Total provisions	576 978	–	576 978	1 781 624	(640 069)	657 372	**2 375 905**
NPL coverage			59%	107%	100%	66%	**79%**





The focus of the group is not so much the absolute quantum of NPLs, but more importantly, the balance at risk within the portfolio. Hence the group widened the definition of NPLs to include the total spectrum of the collections business. Balances-at-risk represent the nominal value of the portfolio that is subject to collection risk. It is ABIL's stated view that specific provisions are its best indicator of risk, because they represent the risk-weighted analyses of these balances-at-risk. As a result, the NPL coverage will fluctuate depending on ABIL's view of risk in the market it operates in.

The Saambou PLB acquisition

The Saambou PLB transaction added R1 663,8 million to NPLs and R1 781,6 million (before write-offs) to provisions. Included in those NPL balances are a portion of balances to overlapping clients that are performing on the African Bank portfolios and where the probability of recovery is high. An amount of R196,0 million not performing on either portfolio has been written off the Saambou PLB portfolios and out of the provisions. In addition, at the year-end, R220 million of the Saambou PLB provisions have been determined to be in excess of 100% coverage and these have been transferred to the specific provisions of the African Bank book in order to increase the provisions to higher levels of NPL coverage.

Restatement of NPLs and provision coverage

Traditionally, the bank evaluated provisions at the end of the month. The bank experienced growing volatility in the day-to-day measurement of risk in the debit order book – a book that grew by 138,2% to R2 294,8 million for the 12 months to April 2002, not only through the retail business, but also through the growing payroll loans being deducted via debit order, as employees resigned and moved elsewhere. The delay in receiving notification of a failed debit order strike from the clearing banks is the main reason for this volatility. The transformation of the business as previously mentioned, resulted in certain core risk measurement procedures becoming outdated. The bank accordingly undertook a review of its procedures during the second half of this financial year and decided to change its measurement of NPLs, which necessitated in a shifting of the cut-off to a more conservative point on the spectrum.



The main changes were:

- to measure NPLs at the mid-month prior to receipt of payment at month-end;
- to include what was previously defined as technical arrears into NPLs; and
- to stop debit orders on accounts that have had three failed strikes.

Balances-at-risk now incorporate all loans that are contractually greater than three instalments in arrears.

The change in basis does not necessarily imply an increase in risk in the book, but improves and stabilises the view on that part of the portfolio that is believed to be at risk. Given the basis for the definition of NPLs and a better understanding of its operating dynamics, the group believes that at 79,5% coverage, the book is well provided.

CASE STUDY #02

"I couldn't get easy finance from other banks ... African Bank gave me opportunity!"

Thanks to his career, President Ntuli finds himself facing the future every single day of his life. To remain at the forefront of the IT business and solve his clients' needs he has to be "out there" and "switched on" at all times. Whilst modern technology can help him move with the times, it could not help him move around!

That's why President approached African Bank for a loan to use towards a deposit for a car. Thanks to African Bank and our affordability assessments, President Ntuli is mobile and moving with the times!

NAME
President Ntuli

AGE
25

OCCUPATION
Client representative, IBM (SA)

HE'S UPWARDLY MOBILE; ALL HE NEEDED WAS THAT LITTLE EXTRA LIFT.





MANAGEMENT DISCUSSION (CONTINUED)
ASSETS QUALITY ANALYSIS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

R'000	ABL (excl Saambou) 2002	ABL (excl Saambou) 2001	Saambou 2002	Saambou 2001	Theta Group 2002	Theta Group 2001	Total 2002	Total 2001
ADVANCES								
Performing	**2 435 268**	2 850 287	**1 014 808**	–	**726 902**	848 349	**4 176 978**	3 698 636
Non-performing	**1 380 596**	876 300	**1 381 459**	–	**227 607**	93 695	**2 989 662**	969 995
Total	**3 815 864**	3 726 587	**2 396 267**	–	**954 509**	942 044	**7 166 640**	4 668 631
PROVISIONS AND RESERVES								
General	**22 760**	108 101	**8 948**	–	**24 529**	44 474	**56 237**	152 575
Specific	**667 775**	204 090	**1 292 925**	–	**162 116**	69 285	**2 122 816**	273 375
Stangen credit life reserves	**85 607**	13 498	**–**	–	**1 781**	8 976	**87 388**	22 474
Total provisions	**776 142**	325 689	**1 301 873**	–	**188 426**	122 735	**2 266 441**	448 424
Other insurance coverage	**29 464**	128 554	**80 000**	–	**–**	–	**109 464**	128 554
Total provisions and reserves	**805 606**	454 243	**1 381 873**	–	**188 426**	122 735	**2 375 905**	576 978
INCOME STATEMENT CHARGES								
Net charge for bad and doubtful debt	**410 326**	(81 203)	**(66 211)**	–	**209 113**	87 266	**553 228**	6 063
General provisions	**(85 341)**	(140 025)	**(4 052)**	–	**(26 881)**	83 900	**(116 274)**	(56 125)
Specific provisions	**513 013**	91 777	**(59 700)**	–	**(259 533)**	8 101	**(712 846)**	99 878
Recoveries	**(17 346)**	(32 955)	**(2 459)**	–	**(23 539)**	(4 735)	**(43 344)**	(37 690)
RATIOS								
NPLs as a % of total advances (prior year restated)	**36,2**	23,5	**57,7**	–	**23,8**	9,9	**41,7**	20,8
Total provisions and reserves as % of NPLs	**58,4**	51,8	**100,0**	–	**82,8**	131,0	**79,5**	59,5
Specific provisions and insurance reserves as % of total advances	**18,3**	8,9	**57,3**	–	**17,0**	7,4	**31,1**	8,6
General provisions as % of total advances	**0,6**	2,9	**0,4**	–	**2,6**	4,7	**0,8**	3,3
Total provisions and reserves as % of total advances	**21,1**	12,2	**57,7**	–	**19,7**	13,0	**33,2**	12,4
Income statement charge for bad debt as % of average advances	**10,7**	(2,2)	**(2,7)**	–	**21,3**	10,7	**10,6**	0,1
Bad debt write-offs as % of average advances	**6,9**	5,9	**7,9**	–	**18,2**	7,2	**12,2**	6,1



MANAGEMENT DISCUSSION
(CONTINUED)



Portfolio risk

There is a lag between credit quality and the level of provisions. Current provisioning levels do not recognise the improving credit quality evidenced by certain leading indicators. The excessive credit extension by the failed banks is inexorably working its way out of the system. In addition, the group believes that the acquisition of the Saambou PLB has significantly contributed to the reduction in the bank's risk. This transaction enables the group to achieve the normalisation of the combined exposures and credit capacity of its clients. Accordingly, the group believes that the market is moving into a lower risk environment. The full impact of this will, however, only become evident over the next 18 to 24 months.

The deterioration in credit quality evident in this financial year was compounded by the issues previously discussed, such as administration orders and Persal cancellations, both of which have been brought under control. The number of monthly Persal cancellations has decreased from a high of 7 502 in September 2001 to 929 in October 2002. The number of new administration order applications has reduced from 2 114 in March 2002 to 1 605 in October 2002, as the measures implemented to combat illegal activity have started to take effect.

Provisions also increased as the retail portfolio started maturing, something that was both expected and priced for and the group is satisfied with the performance of this book. The vintage analysis depicts the expected ratio of loans on all products in the bank that will become balances-at-risk, as a percentage of the original loans written in any given month. These ratios are well within the pricing parameters and, in addition, the graph indicates that the vintages (and risk) for each consecutive month are lower than that of the previous month.

Capital cover

Given the inherent risk, and related volatility of the risk, the group has always considered it prudent to maintain significant levels of capital. By way of example, the balances-at-risk minus provisions amounts to R613,8 million. The bank's capital ratio of 34,0% would drop to 26,5% if the whole of this net exposure was allocated against available capital. The remaining 26,5% capital ratio is considered adequate and prudent for the remaining performing book.

Bad debt write-offs

The group wrote off R640,1 million or 12,2% of weighted average advances for the financial year. This is higher than the 5,5% to 7,5% guidance that was provided to the market in the first quarter of the financial year. It does, however, include R196 million of write-offs on the Saambou PLB.

The write-offs on the ABIL book (excluding the Saambou PLB) were 8,5%, made up of 6,9% on the African Bank book and a higher 18,2% write-off in Theta Investments. The latter was the culmination of an extensive clean up process, mainly in African Contractor Finance, where the business model has been changed.







Collections

African Bank has extensively upgraded its collections process in reaction to the changing market conditions. The bank recognised that a core competency in, and a proactive approach to, collections is a vital ingredient to the recovery process. A specialised unit to deal with legal collections was set up in March 2002 and has to date made significant progress in collections efficiencies and effectiveness. As a result, the bank believes that its collections business has become a key differentiator for African Bank in the industry.

The graph represents a significant sample of 98 000 legal matters in process and indicates the significant progress that has been made in less than six months. The graph shows that approximately 50% of all matters entering the legal process are likely to be recovered.

Administration orders

African Bank created an administration order department earlier in 2002 to manage the different administrators and the legal process surrounding the issue. The department has been particularly successful in stemming the tide of new orders and bringing the management and payment of existing orders under control. This is demonstrated in the graph.

Administration orders typically generate cash receipts on a quarterly basis and therefore the step up of collections from this book is evident.

Gross advances analysis

The total value of new loans granted during the year was R3 734 million, up 22,9% on the prior year. This does not translate into a similar percentage growth in the total advances book because of the short-term nature of the loan products. Advances (excluding the acquired Saambou PLB) increased by 2,2% in the 12 months to September 2002.

The fall-out of UniFer and Saambou necessitated that African Bank move from an advances growth focus to a credit quality focus. Numerous new rules were included in the credit vetting process during the year, which had the effect of dampening sales volumes, but improving credit quality across the book.

Retail debit order advances have become a far more significant part of the business and this transformation of the nature of advances will continue over the next few years.

Theta Investments' advances grew by 1,3% for the year, with good growth recorded by Credit Indemnity (CI) and Miners Credit Guarantee (MCG), while Gilt Edged Management Services (GEMS), African Contractors Finance (ACFC) and Safrich contracted their total advances.

Advances growth in the year ahead will begin to assume a more normalised pattern, but this is only likely to become more evident in the second half of the financial year.



ADVANCES ANALYSIS

R'000	% growth	30 Sept 2002	30 Sept 2001	Number of active loans at Sept 2002	Average balance per loan at Sept 2002	Average term per loan at Sept 2002
AFRICAN BANK LIMITED	66,7	**6 212 131**	3 726 587	1 118 288	5 555	
Payroll- Persal	(11,3)	**962 904**	1 086 047	220 053	4 376	44
Payroll- Other	81,3	**3 545 852**	1 956 206	545 951	6 495	28
Retail/debit order	154,8	**1 588 404**	623 382	310 041	5 123	16
Standard Bank joint venture (53%)	88,6	**114 971**	60 952	42 243	2 722	17
THETA INVESTMENTS	1,3	**954 509**	942 044	466 252	2 047	
Credit Indemnity	26,0	**246 711**	195 811	207 277	1 190	3
Miners Credit Guarantee	15,8	**279 360**	241 341	169 011	1 653	6
Gilt Edged Management Services	(7,7)	**208 560**	225 882	78 344	2 662	15
African Contractor Finance	(31,9)	**141 028**	206 941	231	610 511	n/a
A1 Taxi	100,0	**66 797**	–	783	85 309	32
Safrich	(84,4)	**10 871**	69 709	10 606	1 025	5
Quatro	(49,9)	**1 182**	2 360	n/a	n/a	n/a
Total	53,5	**7 166 640**	4 668 631			
General provisions		**56 237**	152 575			
Balance at beginning of period		**152 575**	204 557			
Provisions released		**(116 274)**	(56 125)			
Acquisitions		**19 936**	4 143			
Specific provisions		**2 122 816**	273 375			
Balance at beginning of period		**273 375**	448 448			
Acquisitions		**1 776 664**	3 200			
Provisions raised		**712 846**	99 878			
Bad debts written off		**(640 069)**	(278 151)			
Credit life insurance reserves		**87 388**	22 474			
Net advances		**4 900 199**	4 220 207			

Collection methodology split for the group:

Payroll – Persal	(15,1%)	**962 904**	1 133 938
– Other	65,4%	**4 044 643**	2 445 247
Retail/debit order	121,6%	**1 950 086**	880 145
SMME	(0,1%)	**209 007**	209 301
	53,5%	**7 166 640**	4 668 631

Management discussion (continued)

Portfolio underwriting margin

The group focuses on managing the risk-adjusted yield, being the overall margin on the advances portfolio less net credit losses, as the main ratio reflecting underwriting efficiency.

As anticipated, the overall margin on the advances book (being interest, insurance and fees), increased in the past twelve months to 49,0%, compared to 48,2%. The risk-adjusted yield during this period was negatively influenced by the increase in the charge for provisions and bad debts and accordingly decreased from 48,0% to 38,4%.

Operating efficiency

The cost-to-income ratio at ABIL is 36,6%, down from the 38,5% (restated comparative) in September 2001 on the back of an excellent performance by the banking unit, and was tempered by a significant increase in costs in Theta Investments. The reorganisation of Theta Investments is expected to yield further cost savings in the coming year.

Capital, cash flow and funding

The business models used by the various units within the group are based on the common premise of strong cash flow and capital regeneration. This has been highlighted by the Saambou PLB acquisition whereby the bank was able to absorb a significant asset base with little dilution in cash or capital. ABIL is satisfied that its cash on hand of R835,5 million at 30 September 2002 and the strong cash flow emerging from its books, will comfortably provide the group with sufficient funding for growth. The first R750,0 million for the Saambou PLB was paid in October 2002, while the group received R234,0 million in receipts from the Saambou PLB for the two months to September 2002, resulting in a net cash outflow of R516 million in October 2002.

In May 2002, the International Finance Corporation (the private sector investment arm of the World Bank) approved a seven-year loan facility of R425 million for African Bank, which has been partially drawn down by R200 million. The funding is intended to support growth of ABIL's SMME and personal loan businesses. The loan is repayable over a seven-year period, with an initial one-year grace period.

African Bank's credit rating of A2 short-term, and BBB+ long-term, was reaffirmed by Fitch IBCA and CA-ratings during the year.

ABIL has often reiterated its focus on return on equity as its major performance criteria. ABIL stated its intention last year to review its capital structure to further enhance its return on equity. This it aimed to achieve through four strategies:

- Utilisation of capital to acquire additional loan books;
- Utilisation of excess capital to buy back its own shares;
- Restructuring of its capital base to reduce its cost of funding; and
- The payment of dividends to its shareholders.

During 2001, ABIL repurchased shares worth R1,1 billion and African Bank commenced the process to restructure some of its existing liabilities to extend the maturity and reduce the cost of funding. The bank launched a R3,5 billion Domestic Medium Term Note (DMTN) programme to fund its asset book which allows it to raise tranches of funding at different rates and terms in the domestic bond market as and when it requires. The bank raised the first tranche of R1 billion in October 2001.

During 2002, the acquisition of the PLB provided the opportunity to utilise excess capital in our core business in a manner which will provide the group with the level of return our shareholders expect. The acquisition will provide earnings and performance benefits to ABIL over the next four years.



RETURN ON ASSETS
AND RETURN ON EQUITY MODEL

All amounts in Rm	12 mths Sep '02	12 mths Sep '01	
Gross interest income	**2 005,4**	1 731,9	Margin/advances
Net assurance income	**259,8**	225,7	Assurance/advances
Other income	**299,6**	234,0	Other income/advances
Total income	**2 564,8**	2 191,6	
Charge for credit losses	**(553,2)**	(6,1)	Bad debts/advances
Risk-adjusted income	**2 011,6**	2 185,6	
Operating expenses	**(938,4)**	(844,3)	Opex/advances
Net financing costs	**(306,4)**	(208,3)	Financing costs/advances
Associate and other	**6,8**	3,6	Associate/advances
Net income before tax	**773,6**	1 136,6	
Taxation	**(266,0)**	(373,7)	1 – Tax rate
Net income after tax	**507,6**	762,9	
Minorities and non-headline	**3**	(9,9)	
Headline earnings	**510,6**	753,1	
			Advances/total assets
Average gross advances	**5 237,7**	4 551,6	***Return on assets***
Average total assets	**5 735,2**	5 488,8	***Gearing***
Average ordinary shareholders' capital	**2 189,7**	2 414,3	***Return on equity***

12 months ended 30 September 2002

Margin/advances	38,3%
Assurance/advances	5,0%
Other income/advances	5,7%
(sum)	49,0%
less Bad debts/advances	(10,6%)
Bad debts/Margin	27,6%
equals	38,41%
Cost/Income	36,6%
less Opex/advances	(17,9%)
Financing costs/advances	(5,8%)
Associate/advances	0,2%
Risk adj cost/Inc	46,6%
equals	14,8%
multiply 1 – Tax rate	66%
	9,69%
multiply Advances/total assets	91,3%
= Return on assets	8,85%
multiply Gearing	2,6
= Return on equity	23,2%

12 months ended 30 September 2001

Margin/advances	38,0%
Assurance/advances	5,0%
Other income/advances	5,1%
(sum)	48,2%
less Bad debts/advances	(0,1%)
Bad debts/Margin	0,4%
equals	48,02%
Cost/Income	38,5%
less Opex/advances	(18,5%)
Financing costs/advances	(4,6%)
Associate/advances	0,1%
Risk adj cost/Inc	38,6%
equals	25,0%
multiply 1 – Tax rate	67%
	16,76%
multiply Advances/total assets	82,9%
= Return on assets	13,90%
multiply Gearing	2,3
= Return on equity	31,6%

MANAGEMENT DISCUSSION
(CONTINUED)

ABIL has declared a dividend of 30 cents for 2002. On a cash flow basis, the dividend is covered more than four times.

The equity-to-assets ratio for the ABIL Group after the Saambou PLB transaction was 35,4% and the capital adequacy for African Bank 34,0%, at 30 September 2002. The group has been able to reduce these ratios through the purchase of the Saambou PLB, and an increase in dividends. It remains an objective of the group to bring this ratio down to 25% for ABIL and 20% for African Bank over the medium term.

Stangen tax treatment

ABIL announced at the interim stage that it benefited from a change to the tax treatment of reserves within Stangen, which resulted in a R74,4 million reduction in the tax charge. Given the wide-ranging changes to tax law and application thereof, the group believes that it would be more prudent to reverse the treatment and to report our results on the most conservative interpretation of the law. This resulted in an additional tax charge in the second half of the year, and no impact on the full year results.

Segmental analysis

The banking unit

Attributable earnings for the banking unit were down 30% to R427,8 million (2001: R630,8 million), mainly as a result of a R344,1 million charge for provisions and bad debts (2001: R81,2 million net release to income).

The cost-to-income ratio reduced from 38,8% in 2001 to the current 34,7%. In absolute terms, the operating expenses increased by R25,1 million to R659,4 million (2001: R634,3 million) being an increase of 4,0%. These costs furthermore include two months of costs relating to the Saambou PLB acquisition.

Saambou PLB acquisition

The Saambou PLB acquisition was important to the ABIL Group for two main reasons. Firstly, the transaction is earnings accretive and deals with surplus cash and capital. Secondly, it allows ABIL to continue playing a leading role in the development and rehabilitation of this market.

Of ex-Saambou staff members, 324 were appointed in the division. No Saambou executive managers were retained and four African Bank executive staff were transferred to head the various operating divisions.

The average collection rate to contractual instalments has equated to 72% for the first three months. This rate is likely to decrease over time.

Theta Investments

Theta Investments' attributable earnings were 26,3% lower at R91,8 million (2001: R124,5 million), mainly as a result of a R209,1 million charge for provisions and bad debts (2001: R87,3 million).

Two of the Theta Group subsidiaries, CI and MCG, increased attributable profits by 34,2% (to R69,9 million) and 13,8% (to R55,2 million) respectively. ACFC incurred a net loss of R33,9 million, and this was the main contributor to the decline in earnings.

Theta Investments' costs increased by 39,1% over the financial year. Its cost-to-income ratio is 43,0%, which is higher than the 39,6% in September 2001. It is expected that the reorganisation of the Theta Group will reverse this trend.



MANAGEMENT DISCUSSION (CONTINUED)

Theta Investments has been the private equity incubator in the ABIL stable, experimenting with new credit models and growing the successful models into mature businesses that would either be closer aligned to African Bank or developed in their own right. Theta Investments has fulfiled this role successfully with the building of two significant businesses in CI and MCG. The group is moving away from the private equity incubation model towards favouring an approach of innovation and re-engineering within the operating entities. The core lending businesses of CI, ACFC and MCG will be more closely aligned to the bank over the 2003 financial year. Theta Investments will be disposing of non-core assets during the coming months.

FUTURE DEVELOPMENTS

A development arising out of the turmoil in the environment over the last few years, has been the maturing of the industry and a polarisation between repeat business clients, and the over-extended clients. This has resulted in a two pillar focus in the bank; Sales – new business targeted at clients that have developed a payment pattern and history and Collections – proactive and comprehensive collection methods and processes that will enhance the recovery of non-performing clients. This core competence will in turn feed through to the bank's ability to price and extend new loans to its client base. It is likely therefore that the group will look to growth opportunities in both its lending and collections capacity.

The group believes that African Bank should be viewed as an aggregation of two businesses, a risk underwriting/loans origination business and a collections business. Both businesses have a symbiotic relationship with each other and, in fact, are integral to each other. This will be a major focus of the group over the course of the next year.

REOPENING OF PERSAL

The group continues to believe that the reopening of the Persal system for payroll deductions will be beneficial to government employees. The group is confident that the review undertaken over the past couple of months will demonstrate that the requirements for the consolidation and rehabilitation of distressed clients have been substantially met and that future lending could be successfully managed in a coordinated and responsible way.

LOOKING AHEAD

The ABIL Group has emerged from the turmoil of the last year with a stronger and more focused business. The risk in the book is covered by prudent provisioning levels, and the outlook based on recent experience in collections would indicate an improving environment. ABIL is committed to retaining its focus on its core competence – the provision of unsecured loans to the formally employed market, and will look to ways that will enhance this focus and reinforce ABIL's position as market leader in this field.

In addition to this, ABIL will continue to play a leadership role in working with government, regulators and other players in the industry in order to promote the maturing and stabilisation of the industry. The group is committed to the development of affordable and accessible credit products to a developing and emerging population. The group proudly recognises a client base in excess of 1,6 million people.

The outlook for both earnings and return on equity are positive and the group is confident that it will restore the long-term earnings growth track record.

RESTATEMENT OF PRIOR YEAR RATIOS

Prior year numbers have been restated in order to be consistent with the current definition being used. These are

Number of shares in issue

Shares held by the group's employee trust is now set-off against the total shares in issue.
(2001: 514 298 - 10 105 = 504 193)

Cost to income

In the prior year the cost-to-income ratio was calculated as: ratio of operating costs to the sum of total interest income less interest expense adding net assurance income and non-interest income.
The basis has been changed to the following:
The ratio of operating costs to the sum of interest income on advances only and adding net assurance income and non-interest income.

Return on equity

Previously the ROE was calculated by dividing the attributable earnings after adding back the minorities share of earnings by ordinary and outside shareholders' funds.
The ratio has been refined as follows:
Dividing the ordinary shareholders' attributable headline earnings by ordinary shareholders' funds

Total assets

Previously total assets was calculated by netting off the specific and general advances provisions against total assets.
Now, total assets are calculated by netting off the specific, general and credit life insurance provisions against total assets.

NPLs

NPLs are now being measured at the mid-month prior to receipt of payment at month-end and technical arrears are included.

SHAREHOLDERS' DIARY

DIVIDEND DECLARATION

On 25 November 2002, the board of directors proposed and approved a final dividend No 4 of 18 cents per ordinary share.

Shareholders' diary

Financial year-end	30 September
Salient dates for final dividend	
Last day to trade cum-dividend	Thursday, 12 December 2002
Shares commence trading ex-dividend	Friday, 13 December 2002
Record date	Friday, 20 December 2002
Payment dividend	Monday, 23 December 2002
Annual general meeting	28 February 2003



SEGMENTAL YIELD ANALYSIS

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Weighted average gross advances R'000	Gross interest yield %	Total revenue yield (incl admin and net assurance) %	Bad debt charge %	Risk adjusted yield %	Credit write-offs as % of average book %	Insurance claims incurred by company and reinsurer %
		As a percentage of weighted average gross advances					
AFRICAN BANK LTD	4 256,454	32,4	44,7	8,5	36,1	10,8	1,8
Payroll – Persal	923 329	22,6	30,6	13,6	17,1	3,2	2,0
– Other	2 291 747	22,4	32,8	4,8	28,0	13,9	1,8
Retail/debit order	942 587	64,9	87,9	12,4	75,5	10,7	1,9
Standard Bank joint venture	98 791	43,6	52,8	13,1	39,7	11,9	0,3
THETA INVESTMENTS	981 244	64,0	74,8	23,7	51,1	18,2	0,3
Credit Indemnity	226 759	130,5	130,5	29,9	100,7	17,3	–
Miners Credit Guarantee	290 422	71,4	87,3	22,4	64,9	16,7	–
Gilt Edged Management Services	231 685	28,2	34,3	12,2	22,1	12,4	–
Contractor Finance	196 896	20,3	31,3	32,0	(0,7)	21,4	–
Safrich	27 549	50,5	71,2	33,4	37,8	70,2	6,5
Quatro	2 365	0,0	97,8	4,1	93,7	46,4	–
A1 Taxi Finance	5 566	17,3	29,4	(2,2)	22,6	–	–
Bad debts recovered				(0,8)	(0,8)		
Total	5 237 698	38,3	49,0	10,6	38,4	12,2	1,6

The reader is referred to appendix C of this annual report for the business segmental analysis.





As a percentage of closing gross advances

Specific provisions %	General provi-sions %	Total provisions %	Insurance reserves %	Total provisions incl insurance reserve R'000	NPLs %	Coverage %	**September 2002 closing advances balance R'000**
31,6	0,5	32,1	3,1	35,2	44,5	79,2	**6 212 131**
18,3	0,6	18,9	3,1	22,0	41,6	52,9	**962 904**
36,7	0,5	37,2	3,2	40,4	47,2	85,5	**3 545 352**
30,2	0,4	30,7	3,1	33,8	42,2	80,0	**1 588 404**
2,6	1,4	4,0	2,2	6,2	13,8	45,1	**114 971**
17,0	2,6	19,6	0,2	19,7	23,8	82,8	**954 509**
17,4	5,3	22,7	–	22,9	25,9	87,8	**246 711**
13,3	1,0	14,3	–	14,3	18,0	79,7	**279 360**
16,6	0,7	17,3	–	17,3	18,9	91,5	**208 560**
31,9	0,0	31,9	–	31,9	52,5	60,9	**141 028**
15,0	3,9	18,9	16,4	35,3	1,8	>100	**10 371**
50,0	0,0	50,0	–	50,0	–	–	**1 182**
0,3	9,9	10,3	–	10,3	–	>100	**66 797**
29,6	0,8	30,4	2,7	33,2	41,7	79,5	**7 166 640**




SHAREHOLDERS' INFORMATION

AS AT 30 SEPTEMBER 2002

LOCAL VERSUS FOREIGN SHAREHOLDERS	Number of holders	% of holders	Number of shares	% of issued capital
South African	31 925	97,6	307 809 565	61,9
Foreign	778	2,4	189 346 000	38,1
Total	32 703	100,0	497 155 565	100,0
Individuals	31 469	96,3	23 674 535	4,76
Limited companies	17	–	7 319 791	1,47
Foreign custodians	102	0,3	175 827 119	35,37
Nominee companies or trusts	336	1,0	41 171 353	8.28
Pension/provident funds	250	0,8	103 052 016	20,73
Insurance companies	31	0,1	28 335 390	5,70
Growth funds/unit trusts	142	0,4	89 887 247	18,08
Pty companies (Edms)	119	0,4	2 591 620	0,52
Close corporations (Bk)	71	0,2	217 802	0,04
Staff share trust	2	–	7 614 862	1,53
Trustee of a trust	30	0,1	4 056 118	0,82
Other corporate bodies	80	0,2	4 005 406	0.81
Investment companies	54	0,2	9 402 256	1,89
Total	32 703	100,0	497 155 565	100,0
NOMINEES (1% AND ABOVE)				
Standard Bank Nominees			232 227 120	46,7
Nedcor Bank Nominees Limited			116 420 354	23,4
PUBLIC VERSUS NON-PUBLIC SHAREHOLDERS				
Public	32 688	99,9	460 325 139	92,6
Non-public[N1]	15	0,01	36 830 426	7,4
Total	32 703	100,0	497 155 565	100,0

N1: Of the non-public shareholders, 12 were directors of ABIL and its subsidiaries representing 29 174 019 ABIL shares.

NOMINEE DISCLOSURE

Pursuant to the provisions of section 140A of the Companies Act of 1973, the following beneficial shareholding exceeding 2% in aggregate, as at 30 September 2002, were disclosed by the above nominee companies or established from enquiries.

Coronation Asset Management (Pty) Limited (SA)	68 311 188	13,74
Capital International (US)	58 502 390	11,77
Investec Asset Management (Pty) Limited (SA)	53 765 701	10,81
Directors and management	31 096 583	6,25
Sanlam Limited (SA)	26 769 584	5,38
Stanlib Asset Management (SA)	21 570 939	4,34
Schroder Investment Management Limited (UK)	18 592 800	3,74
Prudential Portfolio Managers (SA) (Pty) Limited	18 314 983	3,68
JP Morgan Fleming Asset Management (UK)	14 613 643	2,94
African Harvest Fund Managers (SA)	13 134 393	2,64
Wood C	10 074 533	2,03

	Number of holders	% of holders	Number of shares	% of issued capital
HOLDING				
1 – 999 shares	30 405	92,98	1 496 298	0,30
1 000 – 9 999 shares	1 460	4,46	3 876 190	0,78
10 000 – 99 999 shares	458	1,40	15 244 267	3,07
100 000 and over	380	1,16	476 538 810	95,85
Total	**32 703**	**100,00**	**497 155 565**	**100,00**



African Bank received the National Micro Lenders Consumer Education Award from the MFRC in 2002.

CASE STUDY #03

"It's nice to know I have money when I need it most."

When joining the company that Mr David Kompi works for, he's usually one of the first people that new employees have to meet. After all, Mr Kompi is as responsible for the safety of employees as he is for the safe running of the plant. It's a job that comes with massive responsibility and he's been doing it for 33 years.

It is clear that Mr Kompi is not a man prone to taking any unnecessary risks. Which should explain why, when it came to taking a personal loan, he came to African Bank. Mr Kompi epitomises our clients and our philosophy because at African Bank we provide hard-working people with the money they need to develop their lifestyles. It's a case of us investing in a person's biggest asset: the person himself.

Here's to you, Mr Kompi, and all you do.



NAME
David Kompi

AGE
52

OCCUPATION
Risk Management, Karbo Chem-Dow Chemicals

ENTRUSTED WITH THE SAFETY OF A CHEMICAL COMPANY, THE LAST THING HE WILL DO IS TAKE UNNECESSARY FINANCIAL RISKS.





THE BANKING UNIT

The banking unit comprises the activities of African Bank Limited and Standard General Insurance Company Limited which is the vehicle through which credit life products related to African Bank's unsecured loans are underwritten. Whilst being separate regulatory entities, the business of the two entities are inextricably linked.

African Bank is a registered bank governed by the Bank's Act, No 4 of 1990. African Bank adheres to the code of conduct of the Banking Council of South Africa, and is a member of and abides by the rules and regulations of the Micro Finance Regulatory Council ("MFRC").

The bank supplies short-term, unsecured credit to mainly moderate income individuals. Personal loans granted by African Bank are mostly used for housing, education and debt consolidation. Credit is advanced only once an individual risk assessment is completed. This assessment includes individual characteristics as well as an affordability assessment. As required by the MFRC the affordability requires the inclusion of all statutory and other deductions on the client's pay-slip, all recurring debit order deductions on the client's bank account as well as all declared household expenses.

African Bank has been at the forefront of unsecured credit lending, and has built a branded presence in its market with 1,1 million active accounts. The bank uses fixed branded branches and in-house mobile sales consultants to reach its clients. It operates through its own branded distribution network of branches, sales offices and mine outlets throughout South Africa.

PRODUCT TYPES

African Bank is a cash-free operation with disbursements and collections taking place electronically. Approved loan amounts are transferred to the client's bank account, and are repaid through one of the following mechanisms:

- Payroll deduction; and
- Debit order facility.

Payroll loans are classified into three categories, being standard, gold and platinum. The categories reflect the level of risk associated with lending to a specific company's employees. The products are primarily offered by mobile consultants visiting clients at their place of employment. The terms of payroll loans vary from six to 36 months and the amounts available range from R1 000 to R20 000. Interest rates vary according to the level of risk associated with specific products. In the past, employees were granted loan terms based on the grading of the company they were employed by. Individual risk evaluations will play a much larger role in the payroll environment going forward.

Retail loans are based on credit scoring, and payments secured through enhanced debit orders from the client's bank account. These loans are marketed through the mobile and branded service points. The term of the debit order loans vary from six to 24 months and the amounts available range from R1 000 to R10 000. Interest rates vary according to the level of risk and are generally higher than those of payroll products.

Stangen is the entity in the group through which all assurance initiatives are conducted. Stangen is registered as a long-term insurance company and has a licence to market credit life and level life policies. Stangen products are sold through African Bank and GEMS' national distribution structures.

As security for loans granted by African Bank to its customers, credit life policies sold by Stangen to these customers are ceded to African Bank. Clients have the option to substitute their own credit life policies as security, as long as the substitute policies carry equivalent benefits to the Stangen policies.

Credit life policies cover the obligations of policyholders, in the event of death, permanent and/or temporary disability and retrenchment. The benefits payable include:

- Death – full outstanding capital balance of loan excluding arrears as at the date of death;



THE BANKING UNIT
(CONTINUED)

- Retrenchment - the monthly instalment for the first three months; a further three months instalments upon re-assessment, and if still unemployed, the full outstanding balance of the loan;
- Permanent disability - full outstanding capital balance of loan as at date of disability;
- Temporary disability - the monthly instalment while temporarily disabled.

The level life policy covers the policyholder in the event of death, following which the policy will pay to a nominated beneficiary an amount equivalent to the original cash amount of the loan to which the policy is linked, subject to a maximum of R10 000.

JOINT VENTURES

The Standard Bank of South Africa Limited ("Standard Bank")

African Bank has a joint venture agreement with Standard Bank to further develop African Bank's business. The joint venture is co-funded (47:53) (ie Standard Bank 47% and African Bank 53%) with costs and profits allocated on a 60:40 basis.

In terms of the joint venture, African Bank's loan products are sold to Standard Bank's E-plan customers through Standard Bank's branch network. A key benefit of the relationship, from African Bank's perspective, is that it provides African Bank with access to Standard Bank's extensive customer base.

Edcon Group

The joint venture with the Edcon Group was dissolved during 2002. The pilot phase indicated that the benefits to be derived for both partners did not meet the minimum hurdle rates.

REVIEW OF PAST YEAR

The banking group decreased its attributable earnings by 32,2% to R427,8 million. The major contributing factors to this were:

- A significant increase in provisions to cover a rapid increase in non-performing loans, which arose during the aftermath of the failure of UniFer and Saambou.
- A reduction of capital and consequential loss of earnings as a result of the R1 billion share buy-back executed by ABIL late in 2001.
- A positive contribution from the acquired Saambou PLB, albeit for only two months.

Stangen built up a significant amount of capital over the year and declared dividends to the value of R597 million to ABIL during this period.

Stangen's premium turnover, to a large extent, follows the fortunes of African Bank. Given the pressure experienced by African Bank in the review period, Stangen's comparative premium turnover decreased by 31%.

Claims ratios are running at acceptable levels and are expected to remain within the pricing parameters of the products sold. Surrender values have been incorporated into Stangen policies sold since October 2002. In terms of the loan agreement, these surrender values are ceded to African Bank Limited.

ADVANCES

The acquisition of the Saambou PLB resulted in a significant growth of 67% in gross advances to R6 212 million. Organic growth in the African Bank book excluding Saambou was 2,4% mainly as a result of conservative lending policies introduced during the early part of the year as a result of the UniFer and Saambou failures.

Persal continued to fall as expected and was compensated with strong growth from the retail/debit order business. During the course of this year the average loan terms was reduced as a risk management measure, and while sales volumes showed greater growth, the shorter term had a negative impact on overall advances levels.





PROVISIONS AND BAD DEBTS

Non-performing loans (excluding Saambou) increased by 57,5% on a restated basis to R1 380 million. As a result provisions were increased by 77,4% to R805,6 million resulting in an increased coverage from 51,8% to 58,4%.

As discussed previously, this increase was largely as a result of the systemic impact of the failure of UniFer and Saambou, and whilst very significant, is expected to have peaked. The impact of this credit bubble is expected to be worked out of the system over the next 18 to 24 months through extensive credit collection processes implemented during the course of this year.

In addition the levels of Persal cancellations and administration orders have been falling steadily during the course of this year, and are expected to have a positive impact on future years' performance.

Credit write-offs during the year amounted to R265,2 million, being 6,9% of average advances.

The non-performing loans for Saambou PLB were R1 381 million as at 30 September 2002, down from R1 664 million as at date of acquisition, mainly as a result of R196 million in write-offs as at the year-end. The non-performing loans continue to be 100% covered by provisions and the outlook for collections on this book remains positive.

As a result of improved and more efficient collection and recovery processes adopted by African Bank in the first six months of the year, the provision for insurance claims recognised but not paid, was increased significantly. This provision has decreased over the latter six months of the year as a result of a decline in the incidence of claims, as well as the additional resource allocated within Stangen to process and pay these claims.

OPERATING COSTS

Operating costs decreased from R609,5 million to R597,3 million, resulting in a decrease in the cost-to-income ratio from 43,5% to 36,7%. This was primarily as a result of an intense focus this year on cost control, as it was expected that loan growth would be subdued.

Further benefits of the cost reduction programme will be felt in the coming year as many of the cost savings were only implemented during the year. It is expected that the cost-to-income ratio will fall slightly during the coming year, and this remains one of the strategic competitive advantages of the bank.

Distribution network

African Bank has always regarded its distribution network as a key differentiator and competitive advantage. It therefore continuously focuses attention on locating its distribution network in areas of high visibility, and consolidating its expansive national footprint for maximum effectiveness. The changes in its distribution footprint over the past year are illustrated in the following table:

Branches	2001	**2002**
Business units	6	**5**
Branded service points	151	**121**
Entrepreneurial service points	29	**20**
Mobile sales offices	36	**33**
Mine offices/kiosks	12	**15**
Total	234	**189**



THE BANKING UNIT (CONTINUED)

Geographical spread of loans advanced by African Bank	As % of total loans granted	As % of outstanding balance
Gauteng	48,6	44,3
KwaZulu-Natal	12,2	13,0
Western Cape	9,1	10,3
Eastern Cape	8,8	9,9
Free State	5,0	5,2
North West	4,9	5,3
Mpumalanga	4,7	5,5
Northern Province	4,5	4,0
Northern Cape	2,2	2,5

Funding

African Bank raised a R450 million, seven-year loan facility from The International Finance Corporation, the private sector lending arm of the World Bank. This represents IFC's largest investment to date in the country and its first fixed rate local currency facility in sub-Saharan Africa.

New *initiatives*

Various new products are scheduled to be launched in 2003, which are all expected to have a positive effect on sales.

In keeping with its commitment towards better service and recognition of a changing marketplace, African Bank has developed a new client application platform which is expected to be rolled out to all branches in the first quarter of 2003.

The application should provide African Bank with more accurate client data, efficient credit decision making and a platform that will allow for the additions of new products, sales channels and increased loan volumes within the existing cost structures. This ABLink front-end system has been developed primarily to improve service to our clients by speeding up the approval and turnaround time of disbursing loans and to optimise efficiency and resource utilisation by providing a single point of data capture.

Saambou Personal Loans Book

African Bank acquired the Saambou Personal Loans Book (PLB) with effect from 1 August 2002. The book currently consists of 338 538 loans with an outstanding balance of R2 396 million. Against this book, African Bank holds provisions of R1 381 million to safeguard NPLs. African Bank classified the book at the time of purchase into a "performing", "sub-performing" and "non-performing" portion, based on the payment experience and effectively only paid for the "performing" book.

Apart from being earnings and ROE accretive, the deal was of particular importance to African Bank in order to mitigate the risk inherent in the substantial overlap in the loan books of African Bank and the PLB.

Advances	Number of loans	Outstanding balance Rm
Payroll – Persal	67 544	230
– other	236 002	1 743
Retail/debit order	34 992	423
	338 538	2 396

In the two months to September 2002, new agreements have been written in respect of at least 36 corporates, which Saambou had agreements with, but African Bank did not.

Operating costs for August and September 2002 were on average R10 million per month and it is expected that this cost will be the approximate actual cost per month for the next twelve-month period.

An agreement has been reached with E.M.I.D. (ex-Saambou IT management company) to host all debtor accounts for a minimum period of 18 months. The Saambou Business Unit will be hosted on this system until African Bank's accounts have been converted onto a new system, after which Saambou Loans will be converted. Expected time before conversion will be 15 to 18 months.

The debtors management system is mature and stable but development work in respect of outbound call centre software is being undertaken.

Of ex-Saambou staff members, 324 were appointed in the division. No Saambou executive managers were retained and four African Bank executive staff headed by Angus Herselman – ex-operations director of African Bank – were transferred to head the various operating divisions.

Staff morale appears to be good. Staff have responded positively to the changes introduced by African Bank.

The Saambou brand is currently being used on a co-branding basis together with African Bank's brand on all client correspondence and this co-branding approach will be phased out by February 2003. Contracts and communication with service providers are all being concluded in African Bank's own name and brand.

A process of identifying performing Saambou clients and corporates and forwarding these leads to the respective African Bank regions for follow-up has been implemented.

The impact of Aids on Stangen

The credit and level life policies sold by Stangen do not carry any exclusions for Aids, unless pre-existing and not disclosed at inception. Due to the short- to medium-term nature of Stangen's products, and coupled with the significant advancements being made in medical treatment for Aids, no extraordinary financial effect on the company's future results is expected due to this epidemic.



THE BANKING UNIT (CONTINUED)

PROSPECTS

Whilst the events of this year had a disappointing impact on the results, the bank is positioned to start the new year with a very comfortable level of provision coverage.

Early credit indicators show that the credit quality is improving and that the collection processes put in place this year are yielding very positive results. Given the time lag for this to translate into cash collections, it is expected that the bank will show a steady improvement in non-performing and credit losses during the coming year.

In addition the acquisition of the Saambou PLB has a positive impact not only on results, but more importantly the ability to consolidate and manage non-performing clients and target new lending and products to the performing client base of some 200 000.

Significant investment into collection and product systems will result in an improved credit outlook and a wider product range, improving advance growth prospects during the course of the coming year.





Theta Investments

Theta Investments is ABIL's private equity operation whose key objective is to unlock models that extend credit to ABIL's target market. The following operations fall under the Theta umbrella: Miners Credit Guarantee, Credit Indemnity, Gilt Edged Management Services, African Contractor Finance Corporation, Business Venture Investments, Quatro Trading, Theta Specialised Finance, Safrich Financial Services and A1 Taxi Finance. For ease of reading, the activities of each of these businesses will be discussed as part of their review of the past year.

Review of the past year

Theta Investments decreased its attributable earnings by 26% to R92,1 million. The major contributing factors to this were:

- Significant losses made in African Contractor Finance Corporation (ACFC) as a result of shortcomings in the business model.
- An increase in operating costs as some of the businesses began to expand as well as costs involved in remedying the problems at ACFC.

The other businesses performed well, with Credit Indemnity (CI) and Miners Credit Guarantee (MCG) performing particularly well with increased profits of 34% and 14% respectively.

Operating costs increased significantly by 39%, and efforts to reduce this will yield positive results in 2003.

As mentioned in the management discussion, the core lending businesses of CI, MCG and ACFC will be aligned closer to the bank, which is expected to produce new growth opportunities as well as cost savings. Non-core investments will be disposed of or wound down over the next few months.

Core businesses

Credit Indemnity (Pty) Limited (CI) - 100% held

CI is a character-based cash lender, and although it operates in the lower end of the micro-finance sector it takes no security for its loans. Its core product is a four-month loan, but it also offers one, six, and twelve-month loans to selected customers.

The twelve-month loan book, which is performing well, has increased from 7,38% to 13,3% of the total debtors book. During the year the company introduced its Profiler behavioural scoring system that has resulted in better account management and has seen a marked improvement in the debtors' book which is in a solid condition. Approval rates have dropped by over 7% during the year, due mainly to customers' reduced creditworthiness and declining affordability. Healthy provisions for bad debt are provided against the debtors' book.

Credit Indemnity has come out of a difficult year in good shape and is in a strong position going forward. During 2003 the company aims to consolidate its position as a niche operator and will implement pilot testing of various products, especially in the informal sector.

Number of loans	207 000
Number of branches	115
Turnover – year (Rm)	992
Average size of new loan (R)	1 190
Attributable profit (Rm)	69,9

Miners Credit Guarantee (Pty) Limited (MCG) - 85% held

MCG has been providing unsecured credit to gold and platinum mining sector workforces since 1993. MCG's focus is on the following three main credit distinctions on two platforms:

- MCG Retail offers credit guarantees to individual shops for retail sales to mineworkers in outlets near mines and hostels.
- MCG Credit offers unsecured, payroll-based loans to mineworkers at outlets on or near mines.

CASE STUDY #04

"The staff at the Vereeniging branch are there to help out whenever necessary . . . I'm proud to represent them with this call!"

Few jobs can be more physically demanding than Sydney Molautsi's. He literally forges machinery and parts from hard, raw materials, by hand. This is a man who has the strength, both of body and character, to do the unimaginable.

He turned to African Bank when he needed that extra little lift. Sydney, hard as he is, wants his family to enjoy the comforts of a well furnished home. Apart from providing furnishings for his house, Sydney plans to take an additional African Bank loan to ensure that his children receive the education that he was not able to. A very smart move.

African Bank is proud to be associated with Sydney, we believe in helping people forge their lives and futures.

NAME
Sydney Molautsi

AGE
39

OCCUPATION
Boiler maker, Sasol Polymas Construction

IF EVER YOU NEEDED PROOF THAT HARD WORK PAYS OFF, THIS MAN IS IT.





THETA INVESTMENTS
(CONTINUED)

- MCG, through its joint venture with Teba Bank, Teba Credit, offers unsecured, payroll-based loans to mineworkers at outlets in the pay halls of the mines with 65% of its book now being medium/long term.

MCG's early response to the changes in the market with the demise of Saambou and UniFer has secured a sound platform going forward. MCG tightened its affordability criteria and reduced its 24-month loans to an 18-month maximum. The immediate effect of this was to reduce the monthly turnover by 30%. This has reduced risk significantly and the loan book is now increasing only to the extent that client affordabilities have increased.

MCG is concentrating on widening its product offering by including a range of insurance related products, and thereby ensuring it retains its clients through a more holistic product offering, and brand identity. In addition, it has developed its IT platform to protect its market by securing "payment gateways" on the payrolls of new mines; this, together with the infrastructure on the ground, is the most comprehensive in the industry.

MCG, including a proportioned share in Teba Credit:	
Number of loans	169 011
Number of branches/outlets	259
Turnover – year (Rm)	527
Average size of new loan (R)	1 099
Attributable profit (Rm)	55,2

African Contractor Finance Corporation (Pty) Limited (ACFC) – 100% held
ACFC provides both bridging finance and mentoring services, mainly to emerging contractors, who have been awarded either construction or fixed supply contracts by government, parastatal organisations or blue-chip companies.

This financial year has proved to be a very difficult trading year for ACFC. During 2002, as a result of new risk assessment measures introduced, significant shortcomings in the business model operated by the business were highlighted. This resulted in the board of directors taking a decision to re-engineer the business model to minimise the company's exposures and to limit and avoid potential losses due to write-offs in the long term. This move effectively amended the business model from one that advanced funds, in terms of approved facilities, against perceived and calculated value to that of advancing funds against certified and approved value only.

The change in strategy also resulted in a dramatic reduction in the volume of new business written, forcing a downsizing exercise in terms of which approximately 45% of the staff was retrenched.

Number of loans	231
Number of branches	5
Turnover – year (Rm)	345
Average new loan size (R)	500 000
Attributable profit (Rm)	-33,9

While the outlook for the business, based on the new model, is positive, growth will be cautious and the business is expected to only return to profitability in the 2005 financial year. The company has been zero-based and all its processes and procedures remodelled to suit the new business process. The new product is being relaunched to all stakeholders and the response, although slow to start, has been encouraging.



THETA INVESTMENTS
(CONTINUED)

The new business process has created a business that is more robust, sustainable, scaleable and with a superior risk/reward profile. The new processes will also be more automated, thereby eliminating the subjectivity in the decision-making processes inherent in the previous model.

BUSINESSES TO BE RESTRUCTURED

Gilt Edged Management Services (Pty) Limited (GEMS) - 100% held

GEMS provides unsecured, medium-term, payroll-based loans to formally employed people via strong relationships with selected corporate companies. Products provided include loans and savings products suitable for its market.

Over the last half of the 2002 financial year GEMS has focused on the restructuring of its business and operations. This restructuring, together with the bolstering of provisions against the debtors book, has resulted in a drop in profitability compared to the previous financial year. The decision to integrate GEMS into African Bank has been deferred.

Number of loans	78 344
Number of branches/outlets	3
Turnover - year (Rm)	78
Average size of new loan (R)	4 658

Safrich Financial Services (Pty) Limited (Safrich) - 51% held

Safrich repositioned itself as a micro-lending organisation specialising in the niche market of the mining industry. The company operates from a number of outlets at the hostels of Impala Platinum.

During the year Safrich sold the Persal book to African Bank and the administration order book to Theta Specialised Finance (Pty) Limited. The business at Impala Platinum Mine is sound and is performing within expectations. Safrich will continue to grow its mining book on a selective basis.

Number of loans	10 606
Number of branches/outlets	4
Turnover - year (Rm)	251
Average size of new loan (R)	1 025

Quatro Trading (Quatro) - 100% held

Quatro provides weekly trade finance to the informal retail sector. Quatro Trading comprises a network of franchisees managing stores located within major wholesalers such as Metro and Makro.

The 2002 financial year proved to be very difficult for Quatro. Store closures, continued harsh trading conditions, increased competition from large retailers in the spazas' traditional trading areas, resulted in a 20% reduction in franchisee income.

Post-year-end, 26% of the business is in the process of being sold to new senior management.

Number of franchises	190
Turnover - year (Rm)	250

Theta Specialised Finance (Pty) Limited (TSF) - 80% held

	September 2002	September 2001
Value of debtors under management	R265 million	R11 million
Number of debtors under management	55 500	527

TSF has developed a competency in the collection of non-performing and distressed debtors.

Collections from the debtors acquired have met management's expectations. All indications are that the portfolio of assets acquired will continue to perform well. The growth in the book is acquisitive and these are significantly better quality, in terms of historical performance, than those previously acquired.

This business was sold post year-end.

Business Venture Investments (BVI) - 65% held
(The percentage holding in BVI increased from 40% to 65% subsequent to year-end)

BVI is South Africa's largest call centre-driven collections business and is dominant in:

- Risk management consultancy
- Current book management
- Pre-delinquent debt collection
- Legal collections

Growth in volumes, more effective collection strategies, and significant software development were the main contributors to BVI's exceptional growth of 274% in net income after tax in this year. BVI should continue to show good growth in 2002.

A1 Taxi finance (Pty) Limited and A1 Taxi House (Pty) Limited
(A1 Taxi Group) - 95% held
(The percentage holding in A1 Taxi Group increased from 85% to 95% subsequent to year-end)

The core business is to provide asset-based finance (leases) to enable registered taxi owners to acquire new vehicles.

The business commenced on 1 January 2002. During the year under review, vehicles to the value of R33,0 million were financed through lease agreements over terms up to 48 months.

The company acquired a taxi finance debtor book in July 2002 with a capital value of R24,9 million at a 30% discount.



Risk review

Risk management

Risk is an integral part of the operations of any business and the effective management or lack thereof, has a direct influence on the sustainability and generation of shareowner value. The board therefore recognises the importance of effective risk management and accepts responsibility to ensure that effective governance structures and risk management committees are created and maintained.

The risk culture of an organisation plays a pivotal role in effective risk management. A "risk control culture" and "risk tolerance culture" are at opposite ends of the risk control spectrum. The control culture strives to minimise risk by maintaining an attitude of low tolerance of risk and generally views risk as negative.

Alternatively, a risk tolerance culture as present at African Bank views risk as an inherent part of running a profitable business. A tolerance zone is created which allows risk taking within certain boundaries. This culture is dependent on open communication where problems or concerns are identified and reported early rather than suppressing such information. Problems and losses are viewed as part of running the business as long as cost-effective controls are established and maintained to mitigate risks to an acceptable level within set boundaries.

Risks throughout the group are managed in terms of a board approved framework which are minimised by ensuring that the appropriate infrastructure, controls, systems and trained and competent people are in place in the significant aspects of the various businesses. This is supported with regular communication and intimate knowledge of the products and market conditions of the people closest to them.

The board has defined its appetite for risk in both quantitative and qualitative terms and this appetite is managed in terms of set boundaries, ie consistent with a risk tolerance culture with an absolute maximum level of risk. Recent events have confirmed that investor (equity and/or deposits) confidence is easily and negatively influenced when there is a real or perceived possibility that the bank will or could suffer significant losses.

It is therefore important to ensure that strategies are designed and maintained to avoid losses reaching a magnitude to impact on investor confidence and that risk tolerance is approached in a multifaceted manner such as:

- A sound funding structure to protect the bank from unnecessary liquidity squeezes and adverse interest rate movements;
- Adequate equity and margins to cover credit losses and overheads thereby maintaining an adequate solvency level;
- Internal controls to provide reasonable assurance as to the integrity and reliability of the financial statements, maintenance of the bank's assets and prevention of fraud;
- Maintenance of ethical standards to prevent unnecessary reputational risks; and
- Sound operational risk management methodologies to ensure reasonable cost-effective controls are designed and maintained to avoid significant operational losses.

The measurement and quantification of the various risks will continue to improve as techniques and methodologies are refined over time.

The cost of effectively mitigating risk has to be considered against the benefits to be derived therefrom on a continuous basis. The group therefore follows various strategies to optimise its risk profile by adopting differentiated pricing policies, actively managing operational risks and implementing various risk mitigation activities, eg insurance and the transfer or avoidance of risks.





Risk framework

The risk management process involves a series of integrated processes and controls which follows a logical sequence as depicted in the following diagram.



RISK MONITORING AND CORPORATE GOVERNANCE FRAMEWORK
RISK SOURCE
BUSINESS RISKS
RISK OWNERSHIP
CONTROL LEVELS
DETAIL
EXPERT
HIGH
PEOPLE, PROCESS, SYSTEM, EXTERNAL
HUMAN RESOURCES
Capacity
Key Employees
Employee Relations
Performance (efficiency)
Cost
REGULATORY
TECHNOLOGY
OPERATIONAL
CREDIT
INTERNAL
FINANCIAL
Financial Policy
Capital Adequacy
Tax
Regulatory Requirements
MARKET
Interest Rate
Liquidity
PRODUCT
Marketing
Innovation
Price
BUSINESS UNITS
Internal Audit
Compliance
External Audit
Operational Risk Managing
Credit Technical Workgroup
Subsidiary Loan Committee
Governance and Nominations Committee
Remuneration and Transformation Committee
Audit Committee
Credit Committee
ALCO
Human Resources Committee
AFRICAN BANK BOARD
AFRICAN BANK INVESTMENTS LIMITED

Risk structure

Without deviating from its ultimate responsibility for the risks of the group, the board has delegated responsibility for the oversight of these risks to board subcommittees which deal with the risks at an expert level. A brief overview of each committee is given hereunder and is dealt with in further detail under the corporate governance section.

Group Audit Committee

The Group Audit Committee has oversight over the adequacy of internal controls and the effectiveness of the operational risk management of the various subsidiaries.

Group Remuneration and Transformation Committee

The committee is responsible for setting policies and guidelines for the remuneration and succession planning of the senior management of the group. The committee also takes an active interest in the orderly transformation of the group to become more representative of the population at all levels of management.

Asset and Liability Committee (ALCO)

The interest rate and liquidity risks are being managed by the ALCO. As the bank assumes responsibility for the funding of all group companies, this is a subcommittee of African Bank only.



Credit Committee

Due to the size of the exposure and diversity of products and collection methodologies, the African Bank board has created a credit committee to evaluate the performance of the various products, amend credit policy where appropriate and decide on the adequacy of provisions.

A subsidiary loan committee reviews loans from African Bank to the Theta Investments subsidiaries on a quarterly basis. This committee functions under the auspices of the Credit Committee.

The lending activities of the various Theta Investments subsidiaries are focused on certain niche segments, is specialised in nature and often different to the lending of African Bank. The credit risks of the subsidiaries are therefore managed by the subsidiaries themselves and performance is monitored by the Theta Investments board.

Human Resources Committee

The Human Resources Committee functions as a subcommittee of the African Bank board and is responsible for the detailed human resource policies pertaining to the bank. The circumstances of the subsidiaries differ to such an extent that it will be counterproductive for one committee to try to customise policies and procedures across the group. Each subsidiary therefore assumes responsibility for its own human resource related matters.

The group is aware of the fact that the Registrar of Banks is desirous of expanding the number of compulsory board sub-committees, eg the creation of a Risk Committee. Developments are closely monitored and the risk framework will be appropriately adjusted should it become a reality. This will most probably have an impact on the board composition and size.

DEFINITION OF RISKS

Liquidity risk – the risk that the bank has insufficient cash, funds or marketable securities to meet its financial obligations in full and on time.

Interest rate risk – the risk that bank margins will be adversely affected during significant interest rate movements due to a mismatch between maturing assets and liabilities or the repricing of assets and liabilities.

Operational risk – the risk of loss resulting from inadequate or failed internal processes, people, systems or external events.

Credit risk – the risk of counterparties not willing or unable to meet payment obligations.

Compliance risk – the risk of non-compliance with any statutory or regulatory requirements.

Reputational risk – the risk the group or entity being exposed to negative publicity which could damage its image and affect its ability to retain or generate business.

Technology risk – the risk of inadequate or failed processes, breach of confidentiality, unavailability or integrity of information emanating from the IT environment.

The group does not have any presence in foreign countries, does not deal in foreign currency or trade in securities. It is thus not exposed to foreign exchange risks.

OPERATIONAL RISK

The group has adopted the Basle definition of operational risk, namely: "the risk that deficiencies in information systems or internal controls will result in unexpected loss. The risk is associated with human error, systems failure, and inadequate controls and procedures."

These risks, if not addressed, may result in unavailability of service, information deficiencies, financial loss, increased costs, loss of reputation and failure to keep or increase market share. In turn this could lead to damage to the corporate image of the bank and adversely affect shareholder value.

Each of the ABIL subsidiaries is responsible for the management of operational risk in accordance with the board approved operational risk framework. While each subsidiary operates on an autonomous basis, interaction and an exchange of ideas do take place at a detailed level. At an expert level, operational risk reports are submitted to the Group Audit Committee on a regular basis and summarised for the board.

Operational risk profiles of each division are compiled by analysing the potential losses that may arise from failed processes, people, systems or external influences. Losses might have a direct monetary or reputational impact.

The likelihood or probability of each risk and its possible impact is rated to determine the ranking of the various risks. The residual risk is then determined after taking into account the effectiveness of existing controls. If the risk is not adequately mitigated, additional controls with defined action plans are designed to ensure that risks are reduced to an acceptable level.

Line functions are the primary identifiers and monitors of risk. The Internal Audit, Forensic and Compliance functions all play a role in providing the necessary assurance that stated controls and additional controls are maintained and/or implemented.

Significant risks and risks with a high residual exposure (ie after mitigating controls have been applied) and those risks that could have a direct or indirect impact on the strategy of the group, are reported to the board on a bi-annual basis. The board is fully appraised of the risks and more importantly the action plans and controls to mitigate the risks to an acceptable level. Management also benefits from the board's review, input and considerable experience on a diverse range of topics.

The group is participating in the latest survey of the Basle II proposals. While the final proposals and requirements are awaited, preparations have begun with the building, accumulation and categorisation of known losses in order to not only benefit from potential capital requirement savings, but also to improve our ability to effectively manage operational risk. The group has and will always maintain a conservative capital ratio due to the nature of our business.

COMPLIANCE

Compliance risk is the risk that procedures implemented by the bank to ensure compliance with the relevant statutory, regulatory and supervisory requirements are not adhered to. The primary role of Group Compliance is to assist all levels of management in complying with statutory, regulatory and supervisory requirements and is thus an integral part of the overall risk framework.

The Compliance department is specifically focused on compliance with both existing and proposed new legislation and regulations. The board, through the chief executive and Group Audit Committee, delegates to the compliance officer the authority to ensure that the compliance process is running effectively and that the statutory, regulatory and supervisory requirements are adhered to. The compliance officer has unrestricted access to the Group Audit Committee, the chief executive, the chairman and the chairman of the Group Audit Committee.

The compliance function is guided by the board-approved compliance policy. Each business unit has a function specific compliance manual to assist these units to ensure compliance. The business units are audited by a combination of compliance staff and internal auditors to ensure that the defined controls are being adhered to.

INTERNAL AUDIT

The Internal Audit department performs an independent and objective assessment of the compliance of the various business entities to internal controls, to add value and improve the organisation's effectiveness.



This unit has recently completed a project, with the assistance of external experts, to convert its entire internal audit programme to a risk-based model. Assurance can now be provided on the adequacy, appropriateness and effectiveness of the internal control environment.

As recommended by King II, the board has approved an internal audit charter in line with the standards set by the Institute of Internal Auditors. Internal Audit and staff of the Internal Audit department have full and free access to the Audit Committee. Internal Audit is authorised to review all areas of the organisation and to have full, free and unrestricted access to all organisational activities, records, property and personnel, the only limitation being the security clearance of each individual Internal Audit staff member, as appropriate. They are authorised to allocate resources, set frequencies, select subjects, determine scopes of work and apply the techniques required to accomplish audit objectives. They are also authorised to obtain the necessary assistance of personnel in the business units/divisions during the performance of audits as well as other specialised services.

Internal audit activities encompass examinations and evaluations to determine whether or not:

- The risk profile of the business entity is adequately identified and acted on;
- Business units and functions are pursuing their objectives in an operationally efficient and effective manner;
- The control activities and the degree of compliance with related policies and procedures are sufficient to provide reasonable assurance that material errors and irregularities will be prevented and/or detected;
- Established policies, plans, procedures, laws and regulations are being observed;
- Organisation assets are accounted for and satisfactorily safeguarded to prevent their loss;
- Resources are used economically and efficiently; and
- The controls over the reliability and integrity of information are effective for management purposes.

Included in the above activities is the review of the planning, design, development, implementation and operation of major information technology initiatives to ensure these initiatives will support current and future business needs. Where necessary, external sources are drawn upon to support these initiatives.

FORENSIC INVESTIGATIONS

Banks are a prime target of crime syndicates which are often aided by internal staff. Transgressions include negligence, dishonesty, non-adherence to rules, procedures and policies and failing to fulfil duties as expected of a reasonable employee or detailed in the terms of employment.

The board has approved a code of ethics after an extensive consultation process with staff at all levels. Staff is expected to comply with the code and it is used as the benchmark in disciplinary processes. A very effective channel for whistle blowing has been introduced and is extensively used by internal and external sources to report all types of misdemeanours. Anonymity is available to any person using this channel.

The awareness of the various channels to report any type of fraud is further enhanced with the payment of regular cash incentives. A zero tolerance of crime policy has been adopted and is strictly adhered to. All dismissals and convictions for criminal activity are widely published via the internal communications channels.

CREDIT RISK

African Bank

Credit policy and loans processing

African Bank adjusted to the tumultuous year in its industry by further tightening its credit policy. The effects of the changes to underwriting are evident in the improved performance of the recent loans when compared to prior years. The primary

products are payroll and debit order/retail loans. Credit decisions are made using a combination of manual (processing and application scrutiny) and automated processes based on data logic. The risk tools involve a series of scorecards and discrete criteria that are derived from data sources such as bureaus, pay slips, bank statements and application information, to determine a true financial picture of each customer. Payroll loans also undergo further scrutiny at the employer level to account for economic trends in the relevant industry sectors and the employment stability of employees. The credit criteria determine the ultimate product offering and price based on individual risk levels.

The underwriting principles are predicated on establishing the ability, stability and willingness to pay and are captured in the following manner:

- Ability to pay - application data validated using pay slips, bank statements and bureaus to establish debt burden and affordability;
- Stability - customers must be formally employed for specified periods of time depending on the product. Employment is then verified through the employers. In the event of retrenchment, disability or death, Stangen (or other insurance equivalent) will cover the expense; and
- Willingness to pay - collections are automated in accordance with the payment patterns of each individual and are deducted from the pay slip (payroll) or immediately after deposit to a transaction account (debit order/retail loans). The bureau also provides the payment performance with loans outside of African Bank.

Some other key risk mitigation controls are:

- A management information system designed to track and recalculate profitability by individual loan in each product category;
- Limitations to specific corporate exposure by controlling total available credit facilities for any given employer;
- System enforced logic;
- Manual audit of loan processing to ensure data integrity;
- Fraud detection systems with dedicated resources for analysis and follow-up;
- Electronic disbursement of all loans; and
- Exception reporting to control fraud and limit errors.

The bank maintains the allowances for credit losses at a level estimated to be adequate to:

- Absorb credit losses;
- Net of recoveries; and
- Based on the separate loan portfolios.

Loan loss provisioning methodology uses the actual collection ability for individual accounts through a joint matrix of collection status against the contractual delinquency level. The actual amount collected in each category is constantly evaluated to ensure provision adequacy. Any additional allowances established by the bank will be determined by taking into account economic uncertainty, seasonal influence, specific trends of performance outside expectations and recent operational or credit modifications to policy.

The Stangen insurance component serves as an enhancement to asset quality. Stangen provides cover for death, disability, and retrenchment. In the event of death, permanent disability, or retrenchment the loan balance will be covered in full, while temporary disability will cover the individual for the period of disability.

Debtor administration

This involves the receipting of payments, maintenance of debtor accounts, actioning and maintenance of debit order strikes and processing of refunds.



The receipting activities include the processing of manual and electronic data interchange (EDI) payments and schedules received from employers as well as the electronic processing of debit order payment files received from various banks.

Controls in this environment include:

- Automated reconciliation processes of payment batches;
- Monthly bank reconciliation to electronically retrieved bank statements;
- Back valuing time limits controlled via user profiles for receipts processing;
- Value limits on refunds controlled via user profiles; and
- Various EDI pre-upload validation checks.

Debit order products are only offered to clients who have accounts with banks where enhanced debit order functionality is available. The enhanced debit order functionality generally provides more flexibility in terms of the timing of debit order strikes allowing for a hanging functionality which retrieves instalments when a deposit is made after due date. In the case of our joint venture partner, the enhanced debit order also allows for partial recoveries of instalments.

COLLECTIONS

Introduction

African Bank essentially offers unsecured credit to individuals who are formally employed. The loan is collected either via payroll deduction or debit order.

Employer Collections manages the recovery of monthly payments from employers with whom African Bank has an agreement to deduct loan instalments directly from the clients' salaries. The responsibility for loans collected via payroll deductions has been decentralised to the various regions in order for them to be closer to the employers and to promote the concept of balanced lending by making the regional managers responsible for collecting loans in this environment. A team of corporate managers is responsible for developing and maintaining the relationship with the employer and once payment has been received, receipting the amounts, reconciling all arrear accounts with the employer and establishing the reason for non-payment. Once the reason for non-payment has been established, the account is flagged with the appropriate arrears reason code which then determines the next step to follow in the collections process.

The management of debit order loans is centralised, and the team operates out of the Midrand support centre. Their responsibilities include:

- Making sure that the loan instalments are timeously uploaded;
- Receipting;
- Identifying non-performing loans and flagging these to Collections;
- Monitoring a battery of exception reports; and
- Investigating more efficient and alternative ways of collecting via debit order.

During the year under review, additional resources were acquired in this division with the aim of increasing capacity and improving efficiency in collecting delinquent loans. The Collections division is now divided into four departments and the division's sole responsibility is the management of delinquent accounts. These departments are:

- Call centre collections;
- Administration order department;
- Legal Collections department; and
- Direct Legal.

Call centre collections

Once a loan falls into arrears, the loan is moved into the soft collections environment or outbound call centre. The primary objective of the call centre is to make contact or locate the client, establish the reason for non-payment and try to obtain a fresh undertaking to resume payment. Alternatively an effort is made to rehabilitate the client by means of rearranging the future repayment plan.

The call centre utilises specialised software applications to manage the collections process and the Davox predictive dialler to ensure optimisation of collection efficiencies.

LEGAL COLLECTIONS DEPARTMENT

Once the soft collections team has proved to be unsuccessful, the matter is moved to the legal collections department. African Bank has historically outsourced the collection process of delinquent debtors to various debt collection and legal collection agents for tracing and legal action.

The focus this year has been to increase capacity in this department and to consolidate the processes and strategies to ensure an efficient monitoring of the tracing and collection effort of the various practitioners. The aim is to trace the delinquent borrower and establish the reason for default. If the client is still in gainful employment, a garnishee order is obtained to ensure that deductions are effected via the payroll until the loan is fully settled. Alternatively, a mutually acceptable arrangement is entered into with the client and new repayment terms are determined.

A further benefit of the tougher stance taken against defaulters is that it becomes more difficult for these borrowers to round trip the credit granting system. Due to the difficulty of obtaining credit elsewhere, delinquent borrowers, who are able but unwilling to pay, are more willing to enter into repayment agreements.

ADMINISTRATION ORDER DEPARTMENT

The industry has during the last two years experienced a significant increase in the number of administration order applications. African Bank as well as other key players in the credit industry has also been severely affected by unscrupulous or bogus administrators who under the guise of debt mediation, more often than not, use section 74 of the Magistrate Act, contrary to what it was intended to when it was proclaimed.

A focused team has been established to manage this process and the team's responsibilities include:

- Tracking and recording of applications on the system;
- Instructing attorneys to oppose applications;
- Monitoring the administrators and making sure that distributions are received; and
- Identifying rogue administrators and taking necessary steps to remedy any irregularity.

DIRECT LEGAL

In addition to the legal collections initiative, a decision has been taken to establish an African Bank in-house legal collections team. This department will operate on the same basis as a third party debt collection agency.

The rationale for the launch of this initiative is that this department would play the role of "champion/challenger" to assess whether collections being managed by third parties are achieving the optimum result for African Bank. It also allows the bank to diversify the collections initiative and create in-house capacity which is directly managed by the bank.



RISK REVIEW
(CONTINUED)

SAAMBOU PERSONAL LOANS

During the year under review, African Bank acquired the Saambou Personal Loans book. The book has subsequently been classified into "good", "bad" and "ugly" portions, based on the payment profile of clients.

While similar collection processes are being followed as described under African Bank above, two further initiatives are being undertaken:

Phase 1 - overlap integration
An analysis is being done of the overlap of all clients between Saambou and African Bank. Different strategies for managing each category of overlap clients are being examined, eg collections from clients confirmed "under administration" on both databases will be managed by a single team off a merged database.

Phase 2 - full integration
This will occur once the African Bank and Saambou books are converted to a single common banking application system.

THETA SUBSIDIARIES

Credit Indemnity (Pty) Limited

CI offers unsecured character-based short-term loans. The loans are paid out in cash and all collections are via cash payments directly to one of its 115 branches, direct deposit into its bank account or payment via the Post Office.

CI operates on an internally developed (visual basic and sequel) debtors management system which manages the full client lifecycle from application through to delinquency. In order to best manage risk, all branches are linked via a wide area network and the system operates in real time with payouts and collections being monitored per branch on an hourly basis. The client is assessed using a dual scoring matrix (internal score and credit bureau score). The internal score is based on affordability, contactability and stability. The bureau score is utilised to determine the client's behaviour towards credit. A loan is processed within one hour and once approved, the funds are disbursed to the client immediately in cash. The client's repayments are actively monitored and accounts are followed up within five days of due date should no payment have been received. The client's handling of his credit facility with the company and his access to further loans is monitored and managed by using a sophisticated internally developed behavioural scoring system which ranks orders from customers by profile according to their behaviour and the odds on the customer defaulting.

Early stage collections (current, contractual delinquency one, two and three) are carried out in the branches. Accounts are then handed over to David Lewis, the company's internal collection agency, where they are worked until charge off at contractual delinquency nine (subject to recency of payments) when the accounts are handed to external collection agencies.

Miners Credit Guarantee (Pty) Limited

Credit policy and loans processing

MCG is primarily focused on the advancing of loans into the gold and platinum sector. The Teba Secure Data Net ("TSDN") system houses the predetermined credit policy governing the vetting process - probably best described as the mining loans register. This credit policy consists of an industry scorecard taking cognisance of:

- Affordability;
- An individual's credit exposure;
- Deferred pay restrictions;
- Electronic pay restrictions; and
- Ranking of loans granted on a FIFO basis.

The interface to the TSDN system is linked to the front office system which affords real-time communication into its central data system. Key factors of the system are:

- Limited access through user profiles to limit fraud;
- Optimisation of product offered to client;
- Independent audit trail for comparison to TSDN reports;
- Allows for electronic or cash disbursement; and
- Quick turnaround time approximately five minutes from vetting to disbursement and/or approval.

Further risk mitigation is required due to the exposure to a homogeneous work environment. To this end loans are covered by purchasing credit life cover from the insurer as opposed to "self-insuring" the risk. This cover is granted without qualification and covers death and retrenchment.

Debtor administration

All loans are electronically vetted. The system communicates real-time with the TSDN system, which allows for an automatic reconciliation process with the TSDN system, and supports early identification and rectification of anomalies. Repayments are by way of enhanced debit order against the client's Teba savings account.

Collections

Collections are receipted daily due to the nature of the pay cycles (anniversary) on the mines. These receipts are updated daily, thus ensuring reliable vetting and affordability criteria at the front office.

Payments entering 30 day arrears are electronically flagged, status codes are allocated, eg leave, bonus pay. Clients who have invalid reason codes are handed over for collection. In addition, clients with three consecutive months in arrears and valid reason codes are also handed over. Client management teams meet with the union and employers on a regular basis to ensure proper management of clients in each region, so as to provide an alternative structure to the operating outlets to resolve issues of general nature that relate to movements into arrears.

Delinquent debtors who fail to honour their commitments are handed over for collection to the wholly owned collections company, Dart Credit Management ("DCM"), which not only specialises in mining-related collections, but also closely administers and audits payments due from attorney firms that manage the affairs of clients whom they have assisted in placing under administration.

African Contractors Finance Corporation (Pty) Limited

The nature of ACFC's book is different to the business of other companies in the ABIL stable, in that the individual advances are of a higher value and made to emerging contractors against certified value of approved projects. The primary security for each advance is a cession of the certified value in the project financed.

ACFC does not offer standard products. For each project financed, parameters are predetermined and the product adapted to suit the project and the contractor's circumstances. In the financial year under review ACFC re-engineered its product offering to that of factoring or purchasing of certified values. Certain risks in the previous business model proved to be extremely difficult to manage efficiently from a risk management point of view. It was found that the perceived value in the project did not always convert into real value and ultimately cash received. Unreliable and uncertified valuations of work carried out in the projects financed also resulted in advances or loans being made in excess of the ultimate certified value paid by employers. External influences such as labour strikes, contractor liquidations, payment interceptions, employer ignorance of cessions, amongst others, also highlighted certain flaws in the business process.



The new business process still requires the project to be assessed and proved viable before being presented to the Credit Committee. Once a project has been approved, payments will only be made upon presentation and independent verification of certificates issued by the professionals appointed to the project. Retention amounts are deducted from the certificates factored or purchased pending receipt from the employer, which amounts may vary depending on the level of risk assessed in the project.

Additional security in the form of mortgage bonds, notarial bonds or any other hard collateral is sought in every instance. All legal documentation has been amended to ensure employers are legally bound to honour cessions and that ACFC has at its disposal every remedy in the event of any default or non-performance by a contractor or employer.

All the major risk management decisions in the new business process have been centralised to ensure standardisation, consistency, independence and objectivity.

Provisions will in the future be raised against certificates factored or purchased and not paid by employers within certain prescribed time limits.

Gilt Edged Management Services (Pty) Limited

Credit policy

Individual clients are qualified in terms of GEMS' standard credit vetting criteria, which focuses on affordability, confirmation of employment, documentary compliance and information obtained from the National Loans Register ("NLR"). GEMS' loan processing system has logical checks on ID numbers and bank account details and prevents payouts to individuals that are not within the age parameters set, or where existing loans are delinquent.

Specialist departments are in place to actively manage both current and delinquent accounts. Provisions for bad or doubtful debts are made at a level which the management believes provide a conservative or prudent estimate of the possible losses.

INTERNAL, FINANCIAL AND OPERATING CONTROLS

The respective boards of directors of the entities within the group acknowledge their ultimate responsibility for the group's systems of internal, financial and operating controls and monitoring its effectiveness. These systems are designed to provide reasonable assurance against material misstatement and loss. The identification of risks and the detailed design, implementation and monitoring of adequate systems of internal, financial and operating controls to manage such risks is delegated to senior executive management and reviewed regularly by the Group Audit Committee and by various executives and boards of directors on their behalf.

Liquidity and interest rate risks are discussed under the heading "Funding".

FUNDING

Treasury is the custodian of African Bank's and Theta Investments' surplus funds, borrowings and bank accounts and has, as its main objective, the prudent management of the assets and liabilities of African Bank, and ABIL, in a manner which optimises African Bank's net interest margin with due consideration to underlying risks and guidelines set by the Asset and Liability Committee ("ALCO").

Liquidity risk

Management defines liquidity risk as that risk which arises from the inability of a bank to accommodate decreases in liabilities or to fund increases in assets in full, as they may occur from time to time.





African Bank adopts a very conservative funding strategy with a high degree of matched assets and liabilities. This has proven to be a very prudent strategy during the liquidity shortages which some banks experienced during early 2002 and which led to their demise.

African Bank has traditionally funded its assets with longer dated liabilities through the wholesale debt market. The total exposure to short-term funds is managed in order to maintain a strategic surplus buffer of R200 million to accommodate any ad hoc cash flow requirements.





The above graph depicts the conservative funding strategy adopted by African Bank with 78% of its liabilities maturing after one year and an average duration of the advances book of 9,2 months (previous year – 11 months) with an average duration of the liability book of 20,2 months (previous year – 23 months).

The graph above right shows the maturity profile of funding liabilities against contractual cash flows. The projected instalments from the loan advances, in the short and medium term, far exceed the corresponding funding liabilities which mature in the same time periods. This is indicative of the conservative funding strategy adopted by the bank.

In addition to the external debt providers, African Bank has access to funding from its fellow subsidiary companies and has standby facilities in place, which remain unutilised.

The bank continues to maintain its close relationships with institutional investors, its main source of long-term funding, to ensure that they are fully informed of developments at the bank and potential impact of market developments. This assists investors to make informed decisions. As testimony to this, most of the maturing deposits were re-deposited with the bank, albeit for shorter terms, during the liquidity crises referred to above. Most of these funds were subsequently re-invested for longer terms. The Treasury also avoids undue concentrations of maturing deposits in any given period or from any particular investor and ensures the diverse use of instrument types.



RISK REVIEW
(CONTINUED)

The bank was successful in placing R1,0 billion of the R3,5 billion Domestic Medium Term Note (DMTN) programme during October 2001. The bond was issued at a yield of 255 basis points above the Government R150 bond with an all in rate of 12,61%. The bond is trading between 240 and 320 basis points above the R150. This spread was influenced by the uncertainty injected in the market during the liquidity crises some banks experienced earlier this year and the issue of similar new issues from time to time.

During May 2002, the bank concluded a funding arrangement with the International Finance Corporation (IFC) to the value of R425 million. The loan and interest payments are rand denominated and repayable over a seven-year period with an initial one-year grace period. R200 million of this facility has been utilised at an all-in cost of 16,28%. The loan is to be used for the financing of the group's SMME and personal loan businesses.

Interest rate risk

Interest rate risk is the potential adverse impact on earnings and economic value due to changes in interest rates. The main source of interest rate risk is reinvestment risk. This arises when there are mismatches or gaps in the amount of assets and liabilities that mature or re-price in different time periods primarily due to customers' different term preferences.



African Bank's advances portfolio comprises predominantly fixed rate loans, and as these are funded by long-term fixed rate liabilities, the exposure to interest rate risk is currently minimal. The bank effectively runs a naturally hedged position due to the fixed rate nature of its advances which is matched with its funding being predominantly from longer fixed rate liabilities. A portion of the Saambou PLB is linked to movements in the Usury Act rates and brings a small measure of repricing to the total book. However, movements in the Usury Act rate are adjusted less frequently and with lower magnitude than prime rate movements. The bank is not exposed to any derivative instruments. The issuing of any hedges requires the prior approval of ALCO.

The graph illustrates the sensitivity of the bank's earnings to interest movements.

Extensive simulation scenarios are applied to guide the ALCO in its decision-making regarding the impact of its future funding strategies on the liquidity and interest rate risk of the bank to ensure that it remains within its self-imposed boundaries.





CAPITAL ADEQUACY

Capital adequacy is measured by expressing capital as a percentage of risk-weighted assets. The Banks Act, 94 of 1990, specifies the minimum capital holding required in relation to risk-weighted assets.

African Bank operates in a regulated environment where it is required to maintain minimum levels of capital and reserve balances. The bank's capital adequacy ratio at 30 September 2002 was 34,0% and ABIL's equity-to-assets ratio was 35,4% compared to the regulatory requirement of 10%. The bank is, therefore, well placed to meet its stated objectives.

The bank's capital position as at year-end is illustrated in the following table:

CAPITAL ADEQUACY
Note: Figures exclude share of Standard Bank joint venture (jv)

	Average balances			% weighting	Risk weighted balances		
	2002 excl jv R'000	2001 R'000	2000 R'000	%	**2002 excl jv R'000**	2001 R'000	2000 R'000
Cash, central banks and Government securities	**263 651**	228 270	291 167	-	**–**	–	–
Interbank placements	**665 171**	142 624	640 845	20	**133 034**	28 525	128 169
All other assets	**5 090 044**	4 020 693	4 237 958	100	**5 090 044**	4 020 693	4 237 958
Total on balance sheet assets	**6 018 866**	4 391 587	5 169 970		**5 223 078**	4 049 218	4 366 127
Off-balance sheet items	**173 099**	190 860	122 630	0-100	**168 868**	186 629	118 399
Total average assets	**6 191 965**	4 582 447	5 292 600		**5 391 946**	4 235 847	4 484 526
Required capital (2002: 10%; 2001: 8%)					**539 194**	338 868	358 762
Capital available							
Primary (Tier 1)							
Share capital and premium					**121 251**	121 252	121 251
Primary reserves					**1 592 249**	931 048	1 602 914
Total					**1 713 500**	1 052 300	1 724 165
Secondary (Tier 2)							
Subordinated debt instruments					**186 675**	357 090	500 000
General provisions net of impairments					**23 285**	83 778	133 554
Non-qualifying capital reserves					**(40 000)**	(47 411)	(100 000)
Total					**169 960**	393 457	533 554
Total qualifying capital and unimpaired reserve funds					**1 883 460**	1 445 757	2 257 719
Total capital to risk weighted assets					%	%	%
Primary					**31,78**	24,84	38,45
Secondary					**3,15**	9,29	11,89
Total					**34,93**	34,13	50,34
Add: Profit for 2002 appropriated to primary reserves					**2,75**	3,83	
Subtotal					**37,68**	37,96	
Less: Investment in dormant subsidiaries eliminated above					**(3,70)**	(4,84)	(6,11)
Total – before adjustments					**33,98**	33,12	44,23




Corporate governance

The board of directors subscribes to the practice of quality corporate governance and is committed to business integrity, transparency and professionalism in all its activities to ensure that all the entities within the group are managed ethically and responsibly in order to enhance the value of its business for the benefit of all stakeholders. Its approach to corporate governance is consistent with the principles of good corporate governance as contained in the King Report on Corporate Governance in South Africa 2002, published in March 2002 ("King II").

Effective corporate governance within the group is based on a combination of self-regulation and compliance with the regulatory environment, supported by the following:

Board of directors

The board of ABIL comprises seven non-executive directors and four executive directors. The board members (executive and non-executive) of ABIL and its subsidiaries including the members of the various board sub-committees are depicted on the next page.

The members of the board contribute a wide range of experience relevant to the particular business of the group. The board has a high level of regular interaction with the executive and day-to-day management, thereby enabling the directors to infuse their considerable experience, professional knowledge and knowledge of the target market into an appropriate strategic direction.

This interaction enables the board to ensure an optimal balance between the enthusiasm to improve performance and increase shareholder value, yet ensure that the principles of good corporate governance are not sacrificed in the process.

The board determines, inter alia, the direction of the group by setting the long-term strategic objectives, shaping the values by which the organisation is managed, determining risk parameters and approving budgets. The monitoring of management performance is effected via regular formal and informal communication with the CEO, executives and internal and external audit reports.

According to its articles of association, directors are to retire every three years. Reappointment is not automatic, and, if eligible, they may be re-elected. The directors eligible for re-election at the end of 2002 are:

Gordon Schachat
Steven Levitt
Jacob Kekane
Bheki Shongwe

ABIL board charter

A formal board charter as recommended by King II will be developed for ABIL during 2003 and will set out the board's responsibilities and be disclosed in the next annual report.





BOARD MEMBERSHIP AND SUBCOMMITTEES

COMPOSITION FOR THE PERIOD 1 OCTOBER 2001 TO 30 SEPTEMBER 2002

			Boards				Board subcommittees					
			ABIL	ABL	Theta	Stangen	ABIL			ABL		
	Description						Nominations and Governance	Audit	Remuneration and Transformation	HR	ALCO	Credit
A S Mabogoane	Non-Executive	Chairman – ABIL, ABL & Nominations Committee	✓	✓			✓		✓			
G Schachat	Executive	Dep Chair – ABIL/Chair Theta	✓	✓	✓	✓	✓					
L Kirkinis	Executive	CEO – ABIL & ABL	✓	✓	✓	✓		✓				✓
J de Ridder	Executive		✓		✓			✓				✓
D Woollam	Executive	FD – ABIL & ABL/CEO Stangen	✓	✓	✓	✓		✓			✓	✓
N Adams	Non-Executive	Chair – Audit Committee	✓	✓				✓				
J J Kekane	Non-Executive	Chair – HR Committee	✓	✓				✓	✓			
S A Levitt	Non-Executive	Chair – ALCO & Credit Committee	✓	✓				✓			✓	✓
B J T Shongwe	Non-Executive		✓	✓						✓		
R J Symmonds	Non-Executive		✓	✓				✓				
D F G Tembe (Moz)	Non-Executive	Chair – Remuneration Committee	✓	✓			✓			✓		
D P Marais	Executive			✓				✓			✓	✓
M P Mendelowitz	Executive	CEO – Theta			✓			✓				
J M Jawno	Executive				✓							
R Rossi	Executive				✓							
A S Birrel	Non-Executive					✓						
I M Kirk	Non-Executive	Chairman – Stangen				✓						
V Ramsingh	Executive			✓						✓		
E Coetzer	Executive			✓	✓	✓	✓	✓				
T Sokutu	Executive	COO – ABL		✓			✓			✓	✓	✓
A Herselman	Member											✓
J Priest	Member											✓
G Roussos	Member											✓
V R Filter**	Executive			✓		✓					✓	✓
J R Georgiou**	Executive				✓	✓						
B Gildenhuys**	Non-Executive					✓						
W Young**	Ex officio	Compliance						✓			✓	
S Martin	Secretary	Secretary	✓	✓	✓	✓	✓	✓	✓			

*** Resigned*

ABL = African Bank Limited



Appointment and selection of directors

The selection and appointment of directors to the boards of ABIL and African Bank Limited are the responsibility of the ABIL board assisted in the process by the Group Nominations and Governance Committee and the Group Remuneration and Transformation Committee. The following directors were appointed during the year:

Johan de Ridder (ABIL) - Executive Director
Pieter Marais (ABL) - Executive Director
Ed Coetzer (ABL) - Executive Director
Vernon Filter (ABL) - Executive Director*
Victor Ramsingh (ABL) - Alternate Executive Director
Tami Sokutu (ABL) - Executive Director
David Woollam (ABIL and ABL) - Executive Director

** Vernon Filter was appointed on 15 May 2002 and resigned on 1 October 2002, when he joined the Saambou team.*

The selection and appointment of directors to the boards of Theta Investments and Stangen, both ABIL subsidiaries, are currently the responsibility of their respective boards.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The roles of chairman and chief executive officer are separate, in accordance with the recommendations of King II. The chairman, Ashley Mabogoane, who is a non-executive director, leads the boards of both ABIL and ABL. The chief executive officer is Leon Kirkinis who is responsible for implementation of strategy and policy. As part of the Group Corporate Governance Review conducted during the year, the performance of the chairman, the chief executive officer and the executive and non-executive directors were assessed.

BOARD MEETINGS

During 2002 the ABIL board met seven times, and the ABL board met nine times. Board meetings are scheduled at the beginning of each year and directors are provided with full board packs in advance on the issues for discussion and decision.

The agenda for board meetings includes a balance between strategic and operational matters as well as sustainability issues. The board, under the chairman's guidance, is continuously striving to improve the quality and timely dissemination of information as part of its commitment to sound corporate governance.

Special board meetings were convened to discuss:

- Risk framework; and
- Strategy

A summary of attendance at meetings for the period 1 October 2001 to 30 September 2002 is depicted in the table on the next page.



AFRICAN BANK INVESTMENTS LIMITED

Annual Report 2002



SUMMARY

ATTENDANCE FOR THE PERIOD 1 OCTOBER 2001 TO 30 SEPTEMBER 2002

	ABIL	Special ABIL	ABL	Special ABL	Stangen	Theta Invest-ments	Audit Com-mittee	Remun-eration and Trans-formation Com-mittee	Nomi-nations and Gover-nance Com-mittee	Credit Com-mittee	ALCO	HR Com-mittee
Number of meetings	6	1	6	3	4	5	6	3	1	10	9	2
Names												
AS Mabogoane	5	1	5	2				3	1			
N Adams	6	0	6	3			6					
J J Kekane	5	1	5	2				3				2
S A Levitt	6	0	6	2			4			9	7	
B J T Shongwe	4	1	4	2								2
R J Symmonds	2	0	5	0			5					
D F G Tembe	6	0	6	1				3				
G Schachat	6	1	6	3	4	3			1			
L Kirkinis	6	1	6	3	2	5	6			10	9	2
J A de Ridder*	4	1	3	1								
V R Filter**			6	0	3		6			5	9	
D P Marais*			5	1			6			10	5	
T M Sokutu*			2							1	1	
E E Coetzer*			3	1						9	2	
A Herselman**				1						2		
V B Ramsingh* (Alternate)				1								2
G Q Routledge**												
G H Snelgar**												
A S Birrel					3							
I M Kirk					3							
B Gildenhuys**					1							
J R Georgiou					2	3						
M P Mendelowitz						5						
J M Jawno						4						
R Rossi						3						
D Porteous**						2						

** Appointments*

J A de Ridder (ABIL)	22 April 2002
D P Marais (ABL)	22 April 2002
T M Sokutu (ABL)	1 September 2002
E E Coetzer (ABL)	13 May 2002
V B Ramsingh (ABL)	15 May 2002

*** Resignations*

V R Filter (ABL)	1 October 2002
A Herselman (ABL)	23 January 2002
G Q Routledge (ABIL & ABL)	8 October 2001
G H Snelgar (ABIL & ABL)	8 October 2001
J A de Ridder (ABL)	28 February 2002
B Gildenhuys (Stangen)	14 January 2002
D Porteous (Theta)	20 March 2002



CORPORATE GOVERNANCE
(CONTINUED)

CORPORATE GOVERNANCE COMPLIANCE REVIEW

During 2002, external consultants were retained to facilitate the evaluation of the boards of ABIL, African Bank and Theta Investments in order to assist the group in moving towards improving its committed strategic direction and corporate governance compliance to ensure that it becomes fully compliant with the recommendations of King II.

COMMITTEES

The following committees operate within ABIL. Non-executive directors are closely involved with these committees.



• Audit Committee
• Group Nominations and Governance Committee
• Group Remuneration and Transformation Committee
ABIL
AFRICAN BANK
STANGEN
THETA INVESTMENTS
• Asset and Liability Committee ("ALCO")
• HR Committee
• Credit Committee
• Subsidiary Loan Credit Committee

Audit Committee

As part of its duty to assist the board in fulfilling its responsibilities, the Audit Committee's primary role is to instil financial discipline in order to minimise possibilities of fraud and misconduct. It also plays a key role in protecting the interests of investors and monitoring the component parts of the audit and compliance process.

Composition

The Audit Committee comprises a majority of non-executive directors and is chaired by a non-executive director. The following directors are members of the Audit Committee:

Nic Adams [BCom (Hons), CA(SA), ACMA] – Chairman of Audit Committee and Non-Executive Director
Johnny Symmonds [BCom (Hons), CA(SA)] – Non-Executive Director
Steven Levitt [CA(SA)] – Non-Executive Director
Leon Kirkinis [BCom, BAcc, CA(SA)] – Chief Executive Officer
David Woollam BCom, [CA(SA)] – Financial Director, ABIL and African Bank*

** Vernon Filter, previous Financial Director of African Bank, resigned effective 1 October 2002, when he joined the Saambou team.*

In addition, representatives from the external auditors, the executive of Risk, the head of Internal Audit and Operational Risk, the head of Compliance, the head of Forensics, the CEO of Theta Investments, the COO of African Bank and other senior management are invited to attend the Audit Committee meetings.





The internal and external auditors and compliance officer have unrestricted access to the Audit Committee, which ensures that their independence is in no way impaired.

Charter
The duties and responsibilities of the Audit Committee are set out in a written charter approved by the board of directors and include inter alia the following:

- Reviewing and monitoring the internal control structure, financial control, accounting systems and internal and external reporting;
- Monitoring compliance with all applicable legal requirements;
- Monitoring of risk management within the group;
- Evaluation of the external audit services;
- Reviewing the operational risk framework, strategy and policies;
- Reviewing the annual financial statements, interim reports and any announcement regarding results or other financial information to be made public;
- Monitoring compliance with the code of ethics; and
- Assisting the board to comply with the provisions of the Banks Act, 1990 and regulations.

Meetings
The committee met six times, during the year under review.

Remuneration and Transformation Committee
The committee was established during February 2002 in accordance with the recommendations of King II.

Composition
The committee comprises only non-executive directors. The following directors are members of the Group Remuneration and Transformation Committee:

Daniel Tembe – Chairman of the Remuneration and Transformation Committee and Non-Executive Director
Ashley Mabogoane – Non-Executive Chairman of ABIL; and
Jacob Kekane – Non-Executive Director

Charter
The committee is required to:

- Determine, agree and develop general policy on executive and senior management remuneration and succession in consultation with the board and CEO;
- Determine specific remuneration packages for executive directors in consultation with the board and CEO;
- Determine performance management criteria for executive directors;
- Review at least annually the terms and conditions of service contracts of executive directors;
- Determine grants in terms of the share option scheme to executive directors and senior management; and
- Monitor, develop and maintain the implementation of transformation policies and practices to ensure compliance with the relevant legislation/practices and retain the focus on transformation as a business imperative.

In making any recommendation the committee may utilise professional advisers within and outside the organisation.

Meetings
This committee met three times during the year under review.



Nominations and Governance Committee

The committee was established during February 2002 in accordance with the recommendations of King II.

Composition

The committee comprises only non-executive directors and is chaired by the chairman of the board. The following directors are members of the Group Nominations and Governance Committee:

Ashley Mabogoane – Chairman of the Group Nominations and Governance Committee and Non-Executive Chairman of ABIL
Daniel Tembe – Non-Executive Director
Gordon Schachat – Deputy Chairman (Executive) of ABIL

Charter

The committee is required to:

- Make recommendations to the board regarding the appointment of new directors and the composition and balance of the board;
- Review the board structure, size, etc;
- Identify and nominate candidates to fill board vacancies;
- Put in place succession plans for the chairman and CEO;
- Recommend directors who are retiring by rotation for re-election;
- Liaise with the board regarding the preparation of the committee's report to shareholders;
- Evaluate the performance of the board and individual directors and forward the performance result to the Remuneration and Transformation Committee; and
- Display due regard for the principles of good corporate governance and codes of best practice.

In addition, the committee mandated a corporate governance review of the ABIL Group focusing on board compositions, skills gap analysis of directors and an evaluation of the board's performance in meeting its corporate governance obligations. Performance appraisals were also conducted for the chairman, CEO and the executive and non-executive directors.

Meetings

One formal meeting was held during the year under review.

Human Resources Committee

Composition

The Human Resources Committee consists of non-executive and executive directors and is chaired by a non-executive director. The following directors are members of the committee:

Jacob Kekane – Non-Executive Chairman of HR Committee
Bheki Shongwe – Non-Executive Director
Tami Sokutu – Executive Director (ABL)
Victor Ramsingh – Alternate Executive Director and Executive of Human Resources (ABL)

Charter

The Human Resources Committee's specific terms of reference include direct authority for, or consideration of and recommendations to, the board on matters relating to, inter alia:

The development, implementation and monitoring of competitive strategies for the bank in the following areas:

- Compensation and benefits;
- Employment equity and skills development;
- HIV/Aids; and
- Training;

- Monitoring, developing and maintaining the implementation of human resources policies and practices within the bank to ensure compliance with relevant legislation/practices;
- Ensuring that such policies/practices are aligned with group policies/practices;
- Reviewing on an annual basis the company's benefits, ie medical, retirement, etc;
- Identifying and tabling any HR issues that the company might be facing and address them with a view to solving them; and
- Reviewing and recommending on an annual basis salary increases, employment equity targets, etc.

Meetings
The committee met twice during the year.

Credit Committee
Credit risk is governed by the credit and collections policy as approved by the Credit Committee.

Composition
While the majority of the members of the Credit Committee are executive members of management, a non-executive director chairs the committee. The following directors are members of the Credit Committee:

Steven Levitt – Non-Executive Director
Leon Kirkinis – CEO and Executive Director (ABIL and ABL)
Pieter Marais – Executive Director (ABL)
Ed Coetzer - Executive Director (ABL)
David Woollam – Executive Director (ABIL and ABL)
Tami Sokutu - Executive Director (ABL)
Johan de Ridder - Executive Director (ABIL)

The executives of Collections, George Roussos, Saambou Business Unit, Angus Herselman and Credit, John Priest, are also members of the committee.

Charter
The Credit Committee is, inter alia, responsible for monitoring the implementation of the policy, adherence to credit limits, avoidance of excessive employer, industry and sector exposure, policies regarding the approval of employers for payroll deduction purposes and adequacy of provisions for the inherent risk of losses in the loan book and specifically where recovery is considered doubtful.

The Credit Committee also has final approval of loans to other subsidiaries of the group. The Subsidiary Loan Committee regularly reviews the credit performance and adequacy of provisions of these subsidiaries and recommends facilities to the Credit Committee for approval. The Credit Committee also ensures that large exposures are being maintained within the internal prudential (in relation to African Bank's capital) and regulatory requirements.

Meetings
The committee meets at least once a month.

Asset and Liability Committee ("ALCO")
As African Bank does not deal in foreign exchange and does not take any market risk, the primary risks, which are monitored and managed in this committee are liquidity risk, interest rate risk and solvency risk.

Advanced systems are used to perform traditional gap analysis to determine the impact on net interest income by simulating various interest rate scenarios based on different asset growth assumptions and various interest rate forecasts. These scenarios are also stress tested.



The ability of African Bank to meet its obligations in respect of loan payouts, maturing deposits and funding the needs of the operations of the Theta subsidiaries is fundamental to the sustainability of its business. African Bank places a high premium on the management and monitoring of monthly updates of cash flow forecasts, maintenance of an adequate pool of marketable securities, avoidance of depositor concentration, maintenance of liquidity contingency plans and maintaining a minimum level of overnight surplus cash.

Composition

While the majority of the members of ALCO are executive members of management, a non-executive director chairs the committee. The following directors are members of the Credit Committee:

Steven Levitt - Non-Executive Director
Tami Sokutu - Executive Director (ABL)
Pieter Marais - Executive Director (ABL)
Ed Coetzer - Executive Director (ABL)
David Woollam - Executive Director (ABIL and ABL)

Charter

It is the duty of the committee to:

- Review the bank's previous results to determine if the projections set at the previous ALCO meeting were achieved;
- Assess the bank's current balance sheet position;
- Develop and simulate asset and liability strategies;
- Set measurable targets to achieve the asset liability strategy; and
- Communicate the targets to line functions (operations and treasury).

Meetings

This committee meets at least once a month or at shorter intervals should the need arise.

COMPLIANCE FUNCTION

As required by the regulations to the Banks Act, 1990, the bank has a fully functional compliance department that manages compliance and regulatory risk.

COMPANY SECRETARIAT

All directors have access to the services of the company secretary, who is responsible for the duties as stipulated in the Companies Act and ensuring that board procedures are followed. All directors are entitled to seek independent professional legal advice with respect to any affairs of the ABIL Group at the bank's expense. The removal and appointment of the company secretary would be a matter of consideration for the board as a whole.

The company secretary is also responsible for advising on closed periods.

All directors are obliged as per the JSE Listings Requirements to inform the company secretary of any trading in ABIL shares.

CODE OF ETHICS

African Bank's code of ethics commits it to the highest standard of integrity, behaviour and ethics in dealing with its stakeholders. Staff at all levels participated in drawing up the code, which reflects its diversity and unique culture. Staff members are expected to observe their ethical obligation to carry on business through fair commercial competitive practices.

Theta Investment companies are either adopting this policy if they do not have one, or are in the process of merging their own policy with the ABIL policy, eg CI, ACFC and MCG.

CODE OF BANKING PRACTICE

As a member of the Banking Council of South Africa, African Bank is committed to maintaining the standards of fairness set out in the code of banking practice.

MICRO FINANCE REGULATORY COUNCIL (MFRC)

Where applicable, various subsidiaries of the group are members of the MFRC, which allows it to write loans under the Exemption Notice to the Usury Act, No 73 of 1968. Being a member requires that lending practices are audited by external auditors to ensure that it adheres to the rules of the MFRC.

The group is committed to a continuous process of liaising with the MFRC to benefit from its guidance in the implementation of its requirements during the transition phase of the industry from an unregulated to a regulated environment.



African Bank Investments Limited
Annual Report 2002



Financial Statements

Contents





DIRECTORS' RESPONSIBILITY

The directors are responsible for the integrity of the financial statements and related information included in this annual report.

For the board to discharge its responsibilities, management has developed, and continues to maintain, a system of internal financial control. The board has ultimate responsibility for this system of internal control and reviews the effectiveness of its operation, primarily through the Group Audit Committee and other risk-monitoring committees and functions.

The internal control process includes risk-based systems of accounting and administrative control designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and the group's written policies and procedures. These controls are implemented by trained, skilled staff with clearly defined lines of accountability and appropriate segregation of duties. The controls are monitored by management and include a comprehensive reporting system operating within strict deadlines and an appropriate control framework. As part of the system of internal financial control the Group Internal Audit function conducts operational, financial and specific audits and coordinates audit coverage with the external auditors.

The external auditors are responsible for reporting on the financial statements.

The financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and incorporate responsible disclosures in line with the accounting philosophy of the group. The financial statements are based on appropriate accounting policies applied and supported by reasonable and prudent judgements and estimates. The directors believe that the group will be a going concern in the year ahead. For this reason they continue to adopt the going concern basis in preparing the group annual financial statements.

These financial statements, set out on pages 77 to 123, have been approved by the board of directors and are signed on its behalf by:

A Mabogoane
Chairman

L Kirkinis
Chief executive

Midrand
20 January 2003

CERTIFICATE FROM THE COMPANY SECRETARY

In terms of section 268G(d) of the Companies Act, 1973, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 30 September 2002 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

S Martin
Company secretary

Midrand
20 January 2003





REPORT OF THE INDEPENDENT AUDITORS

To the members of African Bank Investments Limited

INTRODUCTION

We have audited the annual financial statements and group annual financial statements of African Bank Investments Limited as set out on pages 77 to 122 for the year ended 30 September 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on the financial statements based on our audit.

SCOPE

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- Assessing the accounting principles used and significant estimates made by management; and
- Evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements fairly present, in all material respects, the financial position of the company and the group at 30 September 2002, and the results of their operations and cash flow information for the year then ended in conformity with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
20 January 2003





DIRECTORS' REPORT
30 SEPTEMBER 2002

Your directors present their report together with the audited annual financial statements for the twelve months ended 30 September 2002.

NATURE OF BUSINESS

African Bank Investments Limited (ABIL) is a public company operating in South Africa and listed on the JSE Securities Exchange South Africa (JSE).

ABIL is a holding company to three operating subsidiaries, involved in the provision and underwriting of unsecured term finance. The first of these subsidiaries is African Bank Limited ("African Bank"), the market leader in the provision of unsecured term finance to the formally employed mass market who have traditionally been under-serviced in their credit needs. The Standard General Insurance Company Limited ("Stangen") provides life assurance products mainly for African Bank clients. Theta Investments (Pty) Limited ("Theta Investments") is ABIL's private equity operation.

SHARE CAPITAL

At 30 September 2002, the issued share capital totalled 497 155 564 (2001: 514 298 421) shares of 2,5 cents each representing R12,4 million (2001: R12,9 million).

During the period under review the company cancelled 17 142 857 ordinary shares of a par value of 2,5 cents each which were held by ABIL's subsidiary, Stangen.

ABIL SHARES HELD BY SUBSIDIARY COMPANIES

The ABIL Employee Share Trust held 7 589 316 ABIL shares at the year-end with an original cost of R61,9 million.

POST-BALANCE SHEET EVENTS

The only significant post-balance sheet event since the group's financial year-end 30 September 2002 was the declaration of a final dividend for the 2002 financial year of 18 cents per ordinary share.

MAJOR CAPITAL EXPENDITURES

The group made total acquisitions to its fixed assets of R73,8 million during the past financial year, with R16,2 million being spent on improvements to the group's building in Midrand.

REGULATORY APPROVAL

As at the date of this directors' report, the following regulatory approvals from the South African Reserve Bank were still outstanding:

Application in terms of section 54 to transfer the business conducted by the African Bank Development Finance Division of African Bank to African Contractor Finance Corporation, a wholly-owned subsidiary of Theta Investments. The group financial results will not require adjustment should this approval not be obtained.

Section 52 applications in terms of which African Contractor Finance Corporation acquires 100% of Dedela Securities (Pty) Limited.

DIRECTORS' REPORT
(CONTINUED)

Dividends

	2002 cents	2001 cents
Ordinary dividends		
Interim, paid on 18 June 2002 to shareholders registered on 14 June 2002	**12,0**	10,0
Final, payable on 23 December 2002 to shareholders registered on 12 December 2002	**18,0**	15,0
	30,0	25,0

Directors

	Date appointed (if in the current year)
Group executives	
J de Ridder	22 April 2002
L Kirkinis	
G Schachat	
D Woollam	1 November 2002

Non-executives
N Adams
J Kekane
S Levitt
A Mabogoane (Chairman)
B Shongwe
R Symmonds
D Tembe

Rotation of directors

In terms of Article 13 of the company's Articles of Association one-third of the directors shall retire at each annual general meeting on a rotational basis as determined in this Article. Retiring directors are eligible for re-election. The following directors, who are due to retire at the next annual general meeting, are available for re-election:
J Kekane
S Levitt
G Schachat
B Shongwe

SECRETARY

The group company secretary is S Martin, who was appointed on 2 May 2002.

INTEREST OF THE DIRECTORS IN THE SHARE CAPITAL OF THE COMPANY AND DIRECTORS' REMUNERATION

	SHARES OWNED		OPTIONS	REMUNERATION		
				Salaries, fees	Performance	
	2002	2001	**2002**	and benefits	bonus	Total
	'000	'000	**'000**	'000	'000	000
Executive						
G Schachat	**10 075**	10 075	**3 000** [N1]	**1 500**	**1 500**	**3 000**
L Kirkinis	**9 323**	9 075	**3 000** [N1]	**1 600** [N4]	**1 600**	**3 200**
D Woollam[N2]	**–**	–	**2 500** [N2]	**–**	**–**	**–**
J de Ridder[N3]	**–**	–	**1 000** [N1]	**550**	**617**	**1 167**
Non-executive						
A Mabogoane	**4**	–	**–**	**250**	**500**	**750**
N Adams	**2 322**	2 322	**–**	**122**	**–**	**122**
J Kekane	**2**	–	**–**	**95**	**–**	**95**
S Levitt	**–**	–	**–**	**182**	**–**	**182**
B Shongwe	**2**	–	**–**	**80**	**–**	**80**
R Symmonds	**2**	–	**–**	**83**	**–**	**83**
D Tembe	**2**	–	**–**	**100**	**–**	**100**

None of the directors of ABIL have non-beneficial interests in ABIL ordinary shares.

N1: Shares were issued at a strike price of R5,61.

N2: Appointed on 1 November 2002 and granted 2 500 000 options on that date at a strike price of R5,50.

N3: Appointed on 22 April 2002 and remuneration reflects the pro rata thereof.

N4: Part of this after-tax salary was used to acquire 153 600 ABIL shares at a price of 624 cents per share.

SHARE OPTIONS

In terms of the ABIL Employee Share Participation Scheme and Baobab Solid Growth Share Option Scheme a total of 35 169 742 (2001: 33 384 690) and 627 033 (2001: 930 429) options respectively have been granted to and accepted by directors and staff. At the date of this report, this represents 7,2% of the number of shares in issue. In terms of the rules of the schemes, a total of 15% may be granted.

THE ABIL EMPLOYEE SHARE PARTICIPATION SCHEME

Accounting treatment: The share trust may acquire the required number of shares to be issued to employees in the market or ABIL may issue a fresh issue to the trust. At 30 September 2002, the trust had a balance of 7 589 316 ABIL shares on hand. The trust's accounts are consolidated into the group results and these shares on hand at the year-end are treated as treasury shares and are disclosed as such in the statement of changes in equity. All the shares had been acquired in the market.

THE BAOBAB SOLID GROWTH SHARE OPTIONS SCHEME

Accounting treatment: As this scheme has not acquired or been issued any ABIL shares, there are no figures to consolidate into the group accounts. When employees are entitled to take delivery and have exercised according to the rules of the scheme, shares will be delivered to the employees.





Directors' Report
(continued)

Below is a table detailing the movements to the schemes:

ABIL Employee Share Participation Scheme		Total	Options not vested and exercised	Options not vested and not exercised	Options vested and exercised	Options vested and not exercised
Balance of options granted as at 1 October 2001		33 384 690	7 290 739	25 833 982	18 115	241 854
Options offered to employees during the year		7 586 314	–	7 586 314	–	–
Options not accepted by employees		(233 334)	–	(233 334)	–	–
Options offered and accepted	N1	40 737 670	7 290 739	33 186 962	18 115	241 854
Options exercised		–	3 676 453	(3 676 453)	–	–
Options vested		–	(4 735 716)	(4 420 144)	4 735 716	4 420 144
Options exercised and taken delivery of	N2	(2 517 817)	–	–	(2 517 817)	–
Options lapsed		(3 050 111)	(144 913)	(2 685 923)	(36 545)	(182 730)
Balance of options granted at 30 September 2002	N3	35 169 742	6 086 563	22 404 442	2 199 469	4 479 268
Balance of ABIL shares held at 30 September 2002		(7 589 316)				
Options in excess of ABIL shares held		27 580 426				

Baobab Solid Growth Share Option Scheme		Total	Options not vested and exercised	Options not vested and not exercised	Options vested and exercised	Options vested and not exercised
Balance of options granted as at 1 October 2001	N4	930 429	–	740 658	–	189 771
Options vested		–	–	(207 592)	–	207 592
Options lapsed/cancelled		(303 396)	–	(223 400)	–	(79 996)
Balance of options granted as at 30 September 2002	N5	627 033	–	309 666	–	317 367

As the ABIL share price was R5,25 at 30 September 2002, none of the options in issue are in the money and as a result there is no contingent liability relating to these options.

N1: The strike prices of the shares options balance as at 1 October 2001 is made up as follows:

32 239 377 share options at 561 cents
1 111 501 share options at 737 cents
33 812 share options at 884 cents
3 088 341 shares options at 785 cents
2 214 639 share options at 560 cents
50 000 share options at 623 cents
2 000 000 share options at 571 cents

N2: The share options, which have been exercised, vested and taken delivery of by the employee, had the following strike price:

2 517 817 shares at 561 cents

N3: The strike price of the share options balance granted under the ABIL Employee Share Participation Scheme as at 30 September 2002 is as follows:

26 904 783 share options at 561 cents
1 111 501 share options at 737 cents
33 812 share options at 884 cents
2 855 007 share options at 785 cents
2 214 639 share options at 560 cents
50 000 share options at 623 cents
2 000 000 share options at 571 cents

N4: The strike price of the share options balance granted under the Baobab Solid Growth Share Option Scheme as at 1 October 2001 is as follows:

569 314 options shares at 802 cents
341 115 options shares at 1 250 cents
20 000 options shares at 1 430 cents

N5: The strike price of the share options balance granted under the Baobab Solid Growth Share Option Scheme as at 30 September 2002 is as follows:

398 187 option shares at 802 cents
208 846 option shares at 1 250 cents
20 000 option shares at 1 430 cents

HOLDING COMPANY

ABIL does not have a holding company.

SUBSIDIARIES

The interest of the company in the aggregate net income and losses after taxation (before intergroup dividends) of subsidiaries is:

	2002 R'000	2001 R'000
Net income	**539 671**	766 686
Losses	**(40 805)**	(12 783)
	498 866	753 903

INTEREST OF DIRECTORS AND OFFICERS

During the financial year no contracts were entered into in which directors and officers of the company had an interest and which significantly affected the business of the group. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.





DIRECTORS' REPORT
(CONTINUED)

SPECIAL RESOLUTIONS

African Bank Investments Limited passed the following special resolutions on 6 February 2002:

- That the Articles of Association be amended to allow for the Remuneration Committee to determine the remuneration of directors of the company; and
- That the directors be given general authority to buy back the company's shares.

LITIGATION STATEMENT

At the date of this directors' report no material incidences of litigation existed against the group.

ACQUISITIONS AND DISPOSALS

The following interests were acquired during the financial year ending 30 September 2002:

Theta Investments (Pty) Limited

- Acquired an additional 3% in Gilt Edged Management Services (Pty) Limited – now 100% holding.
- Acquired 85% in A1 Taxi Finance (Pty) Limited and 85% in A1 Taxi House (Pty) Limited.

The following interest was disposed of during the financial year ending 30 September 2002:

Theta Investments (Pty) Limited

- Disposal of 20% of Theta Specialised Finance to management. Theta's holding is now 80%.





BALANCE SHEET

AS AT 30 SEPTEMBER 2002

	Notes	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
ASSETS					
Fixed assets	2	**189 029**	177 222	**–**	–
Investment in subsidiaries	3	**–**	–	**1 810 582**	1 595 302
Investment in associates	4	**17 605**	7 133	**–**	–
Policyholders' investments		**65 080**	54 309	**–**	–
Goodwill	5	**13 007**	25 846	**–**	–
Deferred tax asset	6	**63 459**	45 553	**15 771**	–
Net advances	7	**4 900 199**	4 220 207	**–**	–
Other assets	8	**496 983**	199 050	**78**	1 622
Taxation		**21 325**	21 490	**495**	–
Liquid assets	9	**421 751**	280 913	**–**	–
Short-term deposits and cash	10	**835 460**	319 195	**3 553**	2 583
Total assets		**7 023 898**	5 350 918	**1 830 479**	1 599 507
LIABILITIES AND EQUITY					
Liabilities					
Life fund	11	**94 713**	85 484	**–**	–
Loans and debentures	12	**2 269 313**	929 858	**–**	–
Deferred tax liability	6	**13 256**	12 282	**–**	–
Liabilities to depositors	13	**690 332**	1 305 815	**–**	–
Other liabilities	14	**1 040 840**	273 725	**33 418**	12 661
Taxation		**219 411**	400 022	**–**	797
Bank overdraft		**19 846**	49 267	**–**	–
Total liabilities		**4 347 711**	3 056 453	**33 418**	13 458
Capital and reserves					
Share capital	15	**12 429**	12 858	**12 429**	12 858
Reserves	16	**2 421 093**	2 039 366	**1 784 632**	1 573 191
Shareholders' funds		**2 433 522**	2 052 224	**1 797 061**	1 586 049
Minority interest		**55 990**	58 774	**–**	–
Secondary capital	17	**186 675**	183 467	**–**	–
Total capital and reserves		**2 676 187**	2 294 465	**1 797 061**	1 586 049
Total equity and liabilities		**7 023 898**	5 350 918	**1 830 479**	1 599 507





INCOME STATEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Notes	GROUP 2002 R'000	GROUP 2001 R'000	COMPANY 2002 R'000	COMPANY 2001 R'000
REVENUE					
Interest income on advances	18	**2 005 388**	1 731 875	**–**	–
Net assurance income	21	**259 811**	225 711	**–**	–
Non-interest income	22	**299 580**	234 036	**699 660**	1 000 000
TOTAL REVENUE		**2 564 779**	2 191 622	**699 660**	1 000 000
Charge for bad and doubtful advances	20	**(553 228)**	(6 063)	**–**	–
RISK-ADJUSTED REVENUE		**2 011 551**	2 185 559	**699 660**	1 000 000
Other interest income	18	**82 827**	123 185	**1 009**	2 666
Interest expense	19	**(389 181)**	(331 464)	**(37)**	–
Operating costs	23	**(938 367)**	(844 287)	**(367 599)**	(4 707)
NET INCOME FROM OPERATIONS		**766 830**	1 132 993	**333 033**	997 959
Share of associate companies' attributable income	4	**6 778**	3 614	**–**	–
NET INCOME BEFORE TAXATION		**773 608**	1 136 607	**333 033**	997 959
Indirect taxation: Value-added tax		**(29 070)**	(31 183)	**–**	–
Taxation	24	**(236 907)**	(342 509)	**14 782**	(794)
NET INCOME AFTER TAXATION		**507 631**	762 915	**347 815**	997 165
Minority interest		**(8 765)**	(13 074)	**–**	–
NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		**498 866**	749 841	**347 815**	997 165
Earnings per share	25	**102,0**	127,9		
Headline earnings per share	25	**104,4**	128,4		
Fully diluted headline earnings per share	25	**104,4**	126,7		
Fully diluted earnings per share	25	**102,0**	126,2		





STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Share capital R'000	Share premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Treasury shares R'000	Total R'000
GROUP						
Balance at 1 October 2000	15 570	946 829	103 760	1 489 692	–	2 555 851
Prior year adjustment (change in accounting policy)	–	–	–	(1 060)	–	(1 060)
Dividends paid	–	–	–	(49 717)	–	(49 717)
Reduction of reserves as a result of share buyback	(2 712)	(946 829)	(4 181)	–	–	(953 722)
Acquisition of ABIL shares by subsidiary and employee share trust	–	–	–	–	(232 989)	(232 989)
Loss incurred on group employees acquiring ABIL share trust shares	–	–	–	–	(607)	(607)
Release of rebranding non-distributable reserves	–	–	(19 323)	–	–	(19 323)
Discount arising on acquisition of subsidiaries and investments	–	–	3 950	–	–	3 950
Transfer from non-distributable to distributable reserves	–	–	(2 493)	2 493	–	–
Net income for the year (as previously stated)	–	–	–	751 068	–	751 068
Change in accounting policy effect	–	–	–	(1 227)	–	(1 227)
Balance at 30 September 2001	12 858	–	81 713	2 191 249	(233 596)	2 052 224
Dividends paid	–	–	–	(132 027)	–	(132 027)
Cancellation of treasury shares held by subsidiary	(429)	–	–	(150 197)	150 626	–
Employee share trust shares issued to employees (cost)	–	–	–	–	20 532	20 532
Loss incurred on group employees acquiring ABIL share trust shares	–	–	–	–	(6 073)	(6 073)
Transfer from non-distributable to distributable reserves	–	–	(81 713)	81 713	–	–
Net income for the year	–	–	–	498 866	–	498 866
Balance at 30 September 2002	**12 429**	–	–	**2 489 604**	**(68 511)**	**2 433 522**
COMPANY						
Balance at 1 October 2000	15 570	946 829	79 121	549 346	–	1 590 866
Dividends paid	–	–	–	(49 717)	–	(49 717)
Reduction of reserves as a result of share buyback and related costs	(2 712)	(946 829)	(4 181)	–	–	(953 722)
Surplus on disposal of investment commitment	–	–	1 457	–	–	1 457
Net income for the year	–	–	–	997 165	–	997 165
Balance at 30 September 2001	12 858	–	76 397	1 496 794	–	1 586 049
Dividends paid	–	–	–	(136 803)	–	(136 803)
Cancellation of treasury shares held by subsidiary	(429)	–	–	429	–	–
Transfer from non-distributable to distributable reserves	–	–	(76 397)	76 397	–	–
Net income for the year	–	–	–	347 815	–	347 815
Balance at 30 September 2002	**12 429**	–	–	**1 784 632**	–	**1 797 061**





CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2002

		Group		Company	
	Notes	2002 R'000	2001 R'000	2002 R'000	2001 R'000
Cash generated from operations	26	**2 636 820**	952 092	**670 753**	997 959
(Increase)/decrease in income earning assets	27	**(2 947 551)**	(168 478)	**1 544**	6 435
(Decrease)/increase in deposits, liabilities and other provisions	28	**151 889**	619 420	**(15 476)**	38 424
Cash from operating funds		**(2 795 662)**	450 942	**(13 932)**	44 859
Normal taxation paid		**(434 285)**	(227 611)	**(2 280)**	(2 966)
Acquisition of subsidiaries	29	**–**	(1 129)	**–**	–
Acquisition of fixed assets		**(73 785)**	(121 230)	**–**	–
Proceeds on disposal of fixed assets		**2 881**	3 887	**–**	–
Acquisition of/loans granted to associates		**(4 405)**	(1 000)	**–**	–
Dividends received from associates		**711**	–	**–**	–
Additional holdings in subsidiaries acquired	30	**(2 335)**	(39 552)	**(516 500)**	(60 317)
Associates becoming joint ventures	31	**–**	3 079	**–**	–
Rebranding cost incurred		**–**	(27 604)	**–**	–
Cash outflow from investing activities		**(76 933)**	(183 549)	**(516 500)**	(60 317)
Increase/(decrease) in long-term loans		**1 342 663**	(699 048)		
Shares repurchased by the company		**–**	(1 187 318)	**–**	(953 722)
Shares purchased by employees from share purchase trust		**14 459**	–	**–**	–
Dividends paid		**(132 284)**	(49 301)	**(137 070)**	(49 301)
Dividends paid to outside shareholders		**(9 092)**	–	**–**	–
Cash flows from financing activities		**1 215 746**	(1 935 667)	**(137 070)**	(1 003 023)
Net increase/(decrease) in cash and cash equivalents		**545 686**	(943 793)	**970**	(23 488)
Cash and cash equivalents at beginning of year		**269 928**	1 213 721	**2 583**	26 071
Cash and cash equivalents at end of year	32	**815 614**	269 928	**3 553**	2 583

NOTES TO THE
ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

1. ACCOUNTING POLICIES

The annual financial statements of the group are prepared on an historical cost basis, in conformity with Statements of Generally Accepted Accounting Practice and the Companies Act of 1973. The following principal accounting policies have been consistently applied, except as otherwise indicated:

1.1 Consolidation

The group annual financial statements incorporate the annual financial statements of the company and its subsidiaries. The operating results of the subsidiaries are included from the effective dates of acquisition and up to the effective dates of disposal. All significant inter-company transactions and balances have been eliminated. Premiums arising on the acquisition of subsidiaries and any excess of the net assets of a subsidiary over the cost of acquisition are treated in terms of the group's accounting policy for goodwill.

1.2 Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognised as an asset and amortised on a systematic basis following an assessment of the foreseeable life of the asset, subject to a maximum of 20 years.

The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

Negative goodwill, which represents the excess of the group's interest in the fair value of the identifiable assets and liabilities acquired over the cost of acquisition, is eliminated proportionately against the fair values of the non-monetary assets acquired. Any amount in excess of the fair values of the non-monetary assets acquired is treated as negative goodwill and amortised on a systematic basis over the foreseeable life of the negative goodwill, subject to a maximum of 20 years.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of the profit or loss on disposal.

1.3 Joint ventures

A joint venture is a contractual agreement between the group and another party to undertake an economic activity, which is subject to agreed sharing of control, in which the group has a long-term interest.

Investments in joint ventures are accounted for on the proportional consolidation method, whereby the group's proportionate share in assets, liabilities, revenue, expenses and cash flows of the joint venture are combined on a line-by-line basis with similar items in the consolidated financial statements.

A proportional share of intra-group transactions and balances are eliminated. The results of the joint venture are included from the effective date of acquisition and up to the effective date of its disposal.

1.4 Associates

Associates are those enterprises in which the group holds an equity interest and over which it has the ability to exercise significant influence and which are neither subsidiaries nor joint ventures.

Investments in associated companies are accounted for in the group financial statements using the equity method, for the duration that significant influence is exercised by the group.

Equity accounted income, which is included in the respective carrying values of the investments, represents the group's proportionate share of the associates' attributable income after accounting for dividends payable by those associates.

The post-acquisition share of attributable income of associates is included in the consolidated income statement.

Provision is made when there has been a permanent impairment in the carrying value of an interest in an associate. Where the equity method results in the group's proportion of an associate's losses being greater than or equal to the carrying value of the associate, the associate is carried at nil or at a nominal amount. Additional losses are only provided to the extent that the group has incurred obligations or made payments on behalf of the associate to satisfy the associate's obligations.

1.5 *Investments*

Investments include debt securities which management intends to hold until maturity. Debt securities are stated at cost as adjusted for the amortisation of premiums and discounts on purchases over the period to maturity. Interest earned on investment securities is reported as interest income. A reduction in market value is not taken into account, unless it is considered to be permanent.

1.6 *Provision for doubtful advances*

Advances are disclosed net of specific and general and credit life insurance reserves which, in the opinion of the directors, are required. Specific provisions are made against identified doubtful advances. General provisions are maintained to cover potential losses which, although not specifically identified, may be present in the advances portfolio. Credit life insurance reserves are the reserves held by the group's insurance company and which act as a form of additional provisioning.

Advances, which are deemed uncollectable, are written off against the relative provision for doubtful debt. Both the specific and general provisions raised during the year, less recoveries of advances previously written off, are charged to the income statement.

1.7 *Fixed assets*

Fixed assets are stated at original cost less accumulated depreciation. Major improvements to buildings are capitalised. Fixed assets other than land are depreciated on a straight-line basis over their expected useful lives.

During the year the group changed its accounting policy with respect to the treatment of owner-occupied properties. In order to conform with AC 135: Investment Property, the group now depreciates owner-occupied properties. The comparative amounts have been appropriately restated.

The estimated useful lives are as follows:

Furniture	– 6 years
Computer equipment and software	– 3 years
Office equipment	– 3 years
Motor vehicles	– 4 years
Buildings	– useful life
Leasehold improvements	– over the shorter of the lease term or its useful life

The carrying amounts of fixed assets are written down to their estimated recoverable amounts, where the estimated recoverable amount is lower than the carrying value.

Repairs and maintenance are charged to the income statement when the expenditure is incurred.

1.8 Deferred taxation

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carry amounts for financial reporting purposes and the amounts used for taxation purposes. Prevailing tax rates at balance sheet date are used to determine deferred taxation.

Taxation losses expected to be available for utilisation against future taxable income are set off against the deferred taxation liability within the same legal taxation unit. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which deductible temporary differences can be utilised.

1.9 Revenue recognition

Interest income is accrued on a time basis by reference to the principal outstanding and the interest rate applicable. Interest not received is provided for in the specific provision for doubtful advances.

1.10 Premium income

Premiums are accounted for when they become due and payable. Premium income is disclosed net of reinsurance premiums.

1.11 Claims and policyholders' benefit

Provision is made for the estimated cost of claims outstanding at the end of the year, including those incurred but not reported at that date.

Policyholders' benefits are disclosed net of the reinsurance recoveries.

1.12 Borrowing costs

Borrowing costs are recognised as an expense in the period in which they are incurred.

1.13 Leased assets

Leased assets are classified as operating leases where the benefits and risks of ownership are effectively retained by the lessor. Obligations incurred under operating leases are charged to the income statement and disclosed under operating expenses.

1.14 Retirement benefits

Contributions to retirement benefit funds are charged to income as incurred.

1.15 Segmental reporting

The group is structured into the following main business segments, namely banking, assurance, investment operations and other activities, which are the basis on which the group reports its primary segmental information.

Geographical segments are not disclosed, as the group has no operations outside South Africa.

1.16 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks, and investments in money market instruments, net of bank overdrafts.

1.17 Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.





Notes to the annual financial statements (continued)
for the year ended 30 September 2002

	Group					
	Cost/ valuation 2002 R'000	**Accumulated depreciation 2002 R'000**	**Carrying value 2002 R'000**	Cost/ valuation 2001 R'000	Accumulated depreciation 2001 R'000	Carrying value 2001 R'000
2. Fixed assets						
Furniture	**29 718**	**(11 041)**	**18 677**	23 442	(6 945)	16 497
Computer equipment and software	**144 266**	**(67 847)**	**76 419**	110 929	(33 626)	77 303
Office equipment	**19 808**	**(10 676)**	**9 132**	14 946	(6 870)	8 076
Motor vehicles	**6 327**	**(2 287)**	**4 040**	4 615	(1 496)	3 119
Leasehold improvements	**31 821**	**(12 813)**	**19 008**	28 060	(2 991)	25 069
Land	**11 000**	**–**	**11 000**	11 000	–	11 000
Buildings	**54 683**	**(3 930)**	**50 753**	38 445	(2 287)	36 158
	297 623	**(108 594)**	**189 029**	231 437	(54 215)	177 222

The carrying amounts of fixed assets at 30 September 2002 for the group are reconciled as follows:

	Carrying value at beginning of year R'000	On acquisition of subsidiaries R'000	Additions R'000	Depreciation R'000	Disposals and write-offs R'000	Carrying value at end of year R'000
Furniture	16 497	–	7 777	(4 592)	(1 005)	18 677
Computer equipment and software	77 303	–	38 200	(37 220)	(1 864)	76 419
Office equipment	8 076	–	5 111	(3 988)	(67)	9 132
Motor vehicles	3 119	–	2 610	(1 119)	(570)	4 040
Leasehold improvements	25 069	–	3 849	(9 823)	(87)	19 008
Land	11 000	–	–	–	–	11 000
Buildings	36 158	–	16 238	(1 643)	–	50 753
	177 222	–	73 785	(58 385)	(3 593)	189 029

Certain of the assets have been pledged as security (refer note 12.3).

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
2. FIXED ASSETS (CONTINUED)				
Land and buildings comprise:				
Erf 136, Rantjespark Extension 62, situated at 59 16th Road, Midrand, measuring 35 259 square metres.				
At cost – 2000	**36 562**	36 562	–	–
Additions at cost – 2001	**7 718**	7 718	–	–
– 2002	**16 238**	–	–	–
Section 1 and 2 of lot 52, Rosebank, situated at 9 Arnold Road, Rosebank, measuring 752 square metres.				
At cost – 1994	**1 433**	1 433	–	–
Additions at cost – 1995	**205**	205	–	–
– 1997	**2 375**	2 375	–	–
– 1998	**1 500**	1 500	–	–
– 1999	**1 880**	1 880	–	–
Provision for permanent diminution in value	**(2 228)**	(2 228)	–	–
Total accumulated depreciation to date	**(3 930)**	(2 287)	–	–
	61 753	47 158	–	–
Capital commitments				
Authorised and contracted for	**19 150**	33 947	–	–
Authorised and not contracted for	**–**	3 250	–	–
Total	**19 150**	37 197	–	–

The full current year balance that is authorised and contracted for will be financed from internal cash resources.





NOTES TO THE ANNUAL FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Group		Company	
	2002 R'000	2001 R'000	**2002 R'000**	2001 R'000
3. INVESTMENT IN SUBSIDIARIES				
Shares at cost	–	–	**2 152 864**	1 636 364
Less: Impairment	–	–	**(337 720)**	–
Indebtedness to the company	–	–	**6 985**	6 985
	–	–	**1 822 129**	1 643 349
Indebtedness by the company	–	–	**(11 547)**	(48 047)
	–	–	**1 810 582**	1 595 302
See Appendix A for information relating to subsidiaries.				
4. INVESTMENT IN ASSOCIATES				
Movement for the year				
Carrying value at the beginning of the year	**7 133**	28 705	–	–
Share of attributable income	**6 778**	3 614	–	–
Dividend from associates	**(711)**	–	–	–
Additions at cost, less goodwill written off	**5 405**	–	–	–
Associates becoming joint ventures	–	(26 186)	–	–
Increase/(decrease) in loans to associates	**(1 000)**	1 000	–	–
Carrying value at the end of the year	**17 605**	7 133	–	–
Investment in associates comprises the following:				
Cost	**7 963**	2 558	–	–
Share in distributable reserves (net of dividends received)	**9 642**	3 575	–	–
Loans to associates	–	1 000	–	–
Carrying value at the end of the year	**17 605**	7 133	–	–

See Appendix B for information relating to associates.

	GROUP 2002 R'000	GROUP 2001 R'000	COMPANY 2002 R'000	COMPANY 2001 R'000
5. GOODWILL				
Cost				
At the beginning of the year	**29 070**	–	–	–
Arising on acquisition of subsidiaries	–	29 070	–	–
At the end of the year	**29 070**	29 070	–	–
Amortisation				
At the beginning of the year	**3 224**	–	–	–
Charge for the year	**12 839**	3 224	–	–
At the end of the year	**16 063**	3 224	–	–
Carrying amount at the end of the year	**13 007**	25 846	–	–
6. DEFERRED TAX ASSET/LIABILITY				
Deferred tax analysis				
Deferred tax assets				
General provision for credit losses	**23 134**	32 352	–	–
Estimated tax losses	**22 400**	1 118	–	–
Secondary tax on companies	**15 771**	–		
Other provisions	**2 154**	12 083	**15 771**	–
	63 459	45 553	**15 771**	–
Deferred tax liability				
Assurance income	**13 256**	12 244	–	–
Other	–	38	–	–
	13 256	12 282	–	–
Net assets at the end of the year	**50 203**	33 271	**15 771**	–
Deferred tax reconciliation				
Balance at the beginning of the year	**33 271**	(136 877)	–	–
Income statement movement	**16 932**	169 156	**15 771**	–
Acquisition of subsidiaries	–	992	–	–
Net asset balance at the end of the year	**50 203**	33 271	**15 771**	–





NOTES TO THE ANNUAL FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	GROUP	
	2002	2001
	R'000	R'000
7. NET ADVANCES		
Gross advances	**7 166 640**	4 668 631
Doubtful debt provisions (specific and general – refer note 20)	**(2 179 053)**	(425 950)
Credit life insurance reserves (see note 11)	**(87 388)**	(22 474)
Advances net of doubtful debt provisions	**4 900 199**	4 220 207
Advances totalling R20 million (2001: R480 million) have been pledged as security for long-term loans (refer note 12.4).		
Collection methodology split within the advances portfolio		
Payroll – Persal	**962 904**	1 133 938
– Other	**4 044 643**	2 445 247
Retail/debit order business	**1 950 086**	880 145
SMME business	**209 007**	209 301
	7 166 640	4 668 631
Individual companies' advances exposure		
African Bank		
Payroll – Persal	**962 904**	1 086 047
– Other	**3 545 852**	1 956 206
Retail/debit order business	**1 588 404**	623 382
Standard Bank joint venture	**114 971**	60 952
Theta Investments		
Credit Indemnity	**246 711**	195 811
Miners Credit Guarantee	**279 360**	241 341
Gilt Edge Management Services	**208 560**	225 882
African Contractors Finance	**141 028**	206 941
A1 Taxi	**66 797**	–
Safrich	**10 871**	69 709
Quatro	**1 182**	2 360
	7 166 640	4 668 631

	Group 2002 R'000	Group 2001 R'000	Company 2002 R'000	Company 2001 R'000
8. OTHER ASSETS				
Sundry receivables	**262 993**	156 209	**78**	1 622
Amounts owing by the Saambou Receivership and related insurance	**233 990**	–	–	–
Loans to joint venture partners	–	42 841	–	–
	496 983	199 050	**78**	1 622
9. LIQUID ASSETS				
Listed at carrying value:				
Government of the Republic of South Africa	**216 479**	96 565	–	–
Public corporations and local authorities	–	58 441	–	–
	216 479	155 006	–	–
Unlisted at carrying value:				
Negotiable certificates of deposits	**100 177**	50 177	–	–
	316 656	205 183	–	–
Cash deposits with SA Reserve Bank	**105 095**	75 730	–	–
	421 751	280 913	–	–
Market value of listed assets	**216 244**	155 225	–	–
Directors' valuation of unlisted assets	**100 177**	50 177	–	–





NOTES TO THE ANNUAL FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Group		Company	
	2002 R'000	2001 R'000	**2002 R'000**	2001 R'000
10. SHORT-TERM DEPOSITS AND CASH				
Interbank	**835 458**	319 128	**3 553**	2 583
Call and fixed deposits	**56 693**	163 288	**3 333**	1 810
Current accounts	**778 765**	155 840	**220**	773
Cash on hand	**2**	67	–	–
	835 460	319 195	**3 553**	2 583
11. LIFE FUND				
The life fund at 30 September 2002 equals the amount of the actuarial valuation of the liability according to the assurance policies and contracts at that date that relate to parties outside the group.				
Movements in the fund during the year:				
Balance at the beginning of the year	**107 958**	69 644	–	–
Transfer from the income statement	**74 143**	38 314	–	–
Balance at the end of the year	**182 101**	107 958	–	–
Comprising the following:				
Third party policyholders' liability per balance sheet	**94 713**	85 484	–	–
Group policyholders' liability – netted against advances (refer note 7)	**87 388**	22 474	–	–

	GROUP Face value 2002 R'000	Interest capitalised 2002 R'000	Unamortised discount 2002 R'000	Net liability 2002 R'000	Net liability 2001 R'000
12. LOANS AND DEBENTURES					
12.1 Unsecured redeemable debentures					
Redeemable debentures					
– Institutional investors	256 000	9 131	(17 871)	247 260	303 822
– National Housing Finance Corporation	–	–	–	–	40 495
Discount amortised			8 374	8 374	14 067
	256 000	9 131	(9 497)	255 634	358 384
The above debentures have coupon rates, which vary between 15% and 18% fixed, compounding and payable semi-annually. The total face value of R256 000 000 will be redeemed through single capital repayments on the following dates:					
3 February 2003	25 000				
30 September 2003	71 000				
15 December 2003	28 000				
15 December 2005	132 000				
	256 000				
12.2 Unsecured long-term loans					
ABL1 bond issued on the South African Bond Exchange	1 000 000	10 616	(11 975)	998 641	–
Discount amortised			2 894	2 894	–
	1 000 000	10 616	(9 081)	1 001 535	–
ABL1 bonds with a face value of R1 billion, redeemable on 28 February 2005. Interest is calculated and payable semi-annually at a coupon rate of 12,5%.					
International Finance Corporation	200 000	931	(4 319)	196 612	–
Facility fee amortised			35	35	–
	200 000	931	(4 284)	196 647	–

Loan bearing interest at 15.5% payable semi-annually. The capital is payable in 12 equal instalments every six months, the first being on 15 November 2003 and the last on 15 April 2009.





NOTES TO THE ANNUAL FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Group	
	2002 **R'000**	2001 R'000
12. LOANS AND DEBENTURES (CONTINUED)		
12.2 Unsecured long-term loans (continued)		
This loan is from the Saambou Receivership relating to the acquisition of the Saambou PLB. Interest is capitalised monthly at 13.37% and, together with the capital, is payable on 24 October 2003	**250 000**	–
This loan bears interest at 2% below prime, interest payable monthly with the capital payable on 31 December 2003	**505 986**	–
This loan bears interest at 2% below prime and has no fixed terms of repayment	**–**	4 167
These loans bear interest at 25% per annum and are not subject to any fixed terms of repayment	**–**	4 900
This loan bears interest at prime and was repaid in 2002	**–**	34
Total unsecured long-term loans	**1 954 168**	9 101
12.3 Secured long-term loans		
A loan secured by the cession of advances amounting to R460 million in 2001 and any benefits which may accrue from credit life policies relating to the above loans. This particular loan was settled in October 2001	**–**	460 175
Hire purchase agreements which bear interest at rates linked to prime and are repayable over periods ranging from 36 to 53 months. The loans are secured by the assets valued at R14 818 000 (2001: R6 585 000) (refer note 2)	**12 731**	6 528
A loan secured over land and buildings (refer note 2) repayable in one lump sum on 31 March 2010. Interest is payable six-monthly at an effective interest rate of 17.39% per annum	**40 068**	40 452
Total secured long-term loans	**52 799**	507 155
Total long-term loans	**2 262 601**	874 640





	Group	
	2002	2001
	R'000	R'000
12. Loans and debentures (continued)		
12.4 Secured short-term loans		
Call loan bearing interest at prime less 1,75% and secured by advances of R20 million (refer note 7)	**1 107**	4 000
Total secured short-term loans	**1 107**	4 000
12.5 Unsecured short-term loans		
This loan bears interest at prime less 2%	**5 605**	4 167
This loan bears interest at 80% of the Nedcor prime overdraft rate with interest being capitalised monthly	–	10 694
This loan has no fixed terms of repayment and bears interest at prime plus 1%	–	26 357
This loan bears interest at average call rate plus 2% and was repaid during October 2001	–	10 000
Total unsecured short-term loans	**5 605**	51 218
Total short-term loans	**6 712**	55 218
Total loans and debentures	**2 269 313**	929 858
13. Liabilities to depositors		
Interbank funding	–	55 482
Demand deposits	**206 645**	253 275
Savings deposits	**24 736**	28 043
Fixed and notice deposits	**384 863**	699 631
Negotiable certificates of deposit	**74 088**	269 384
	690 332	1 305 815





Notes to the annual financial statements (continued)

for the year ended 30 September 2002

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
14. Other liabilities				
Sundry creditors provisions and accruals	**290 654**	273 282	**33 242**	12 218
Amount owing to Saambou Receivership	**750 000**	–	**–**	–
Shareholders for dividends	**186**	443	**176**	443
	1 040 840	273 725	**33 418**	12 661

	Group and company			
	2002		2001	
	Number of shares	**R'000**	Number of shares	R'000
15. Share capital				
Authorised				
Ordinary shares of 2.5 cents each	**1 000 000 000**	**25 000**	1 000 000 000	25 000
Issued				
Ordinary shares of 2,5 cents each	**497 155 564**	**12 429**	514 298 421	12 858

The 502 844 436 (2001: 485 701 579) unissued shares remain under the unrestricted control of the directors, until the forthcoming annual general meeting.





	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
16. RESERVES				
16.1 Non-distributable reserves comprise the following				
Surplus on sale of investments	–	75 128	–	80 578
Discount arising on acquisition of subsidiaries	–	10 766	–	–
Reduction as a result of share buyback	–	(4 181)	–	(1 181)
	–	81 713	–	76 397
During the 2002 financial year the full non-distributable reserves balance was transferred to distributable reserves.				
16.2 Other reserves comprise the following				
Attributable income	**2 489 604**	2 191 249	**1 784 632**	1 496 794
Treasury shares	**(68 511)**	(233 596)	–	–
Total reserves	**2 421 093**	2 039 366	**1 784 632**	1 573 191

	Group	
	2002	2001
	R'000	R'000
17. SECONDARY CAPITAL		
Subordinated debentures	**186 675**	183 467
Face value	**200 000**	200 000
Discount	**(15 838)**	(17 910)
Interest capitalised	**2 513**	1 377

Subordinated debentures with a face value of R200 million, redeemable on 30 November 2006. Interest is calculated quarterly at a coupon rate of 14.75%.





NOTES TO THE ANNUAL FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
18. INTEREST INCOME				
Advances	**2 005 388**	1 731 875	–	–
Other	**82 827**	123 185	**225**	1 728
Interest received from group companies	–	–	**784**	938
	2 088 215	1 855 060	**1 009**	2 666
19. INTEREST EXPENSE				
Interbank funding	**44 201**	78 147	**37**	–
Demand deposits	**33 595**	23 383	–	–
Savings deposits	**458**	1 079	–	–
Fixed and notice deposits	**110 908**	67 847	–	–
ABL1 bond	**119 521**	–	–	–
Subordinated debentures	**32 510**	73 610	–	–
Sundry loans and debentures	**22 677**	54 679	–	–
Negotiable certificates of deposit	**17 494**	26 081	–	–
Debenture and bond discount	**7 817**	6 638	–	–
	389 181	331 464	**37**	–

	Group	
	2002	2001
	R'000	R'000
20. CHARGE FOR BAD AND DOUBTFUL ADVANCES		
Specific provision		
Balance at the end of the year	**2 122 816**	273 375
Balance at the beginning of the year	**273 375**	448 448
Net increase in the provision	**712 846**	99 878
Acquisition of advances books	**1 776 664**	3 200
Amounts written off against the provision	**(640 069)**	(278 151)
General provision		
Balance at the end of the year	**56 237**	152 575
Balance at the beginning of the year	**152 575**	204 557
Acquisition of advances books	**19 936**	4 143
Decrease in the provision	**(116 274)**	(56 125)
Total provisions	**2 179 053**	425 950
Total increase in provisions	**596 572**	43 753
Less: Recoveries of amounts previously written off	**(43 344)**	(37 690)
Total charge	**553 228**	6 063

	Group	
	2002	2001
	R'000	R'000
20. CHARGE FOR BAD AND DOUBTFUL ADVANCES (CONTINUED)		
Effective 1 August 2002 African Bank Limited acquired the Saambou PLB at a net value of R1 billion, comprising R2,8 billion gross advances and provisions of approximately R1,8 billion. As at the year-end R220 million of the acquired Saambou PLB provisions were reallocated to the specific provisions of the core African Bank business.		
21. NET ASSURANCE INCOME		
Single premiums received	**408 496**	361 471
Less: Reinsurance premiums paid net of experience refund	**(5 817)**	(51 899)
Net premiums received	**402 679**	309 572
Less: Benefits paid to policyholders	**71 451**	45 265
Total claimed	**81 810**	79 652
Recovered from reinsurance	**(10 359)**	(34 387)
Expenses paid	**(285)**	(3 115)
Assurance income before transfer	**330 943**	261 192
Transferred to life fund	**(74 144)**	(38 314)
Interest earned on insurance funds	**3 012**	2 833
	259 811	225 711

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
22. NON-INTEREST INCOME				
Fee and commission income	**299 499**	232 879	**–**	–
Dividends received	**81**	1 157	**699 150**	1 000 000
Profit on disposal of investment	**–**	–	**510**	-
	299 580	234 036	**699 660**	1 000 000





Notes to the
Annual Financial Statements (continued)
for the year ended 30 September 2002

	Group		Company	
	2002 R'000	2001 R'000	**2002 R'000**	2001 R'000
23. Operating costs				
Auditors' remuneration				
Audit fees	**2 417**	2 975	**608**	340
Fees for other services	**255**	295	**–**	–
Expenses	**10**	6	**–**	–
Depreciation on fixed assets				
Furniture	**4 592**	3 554	**–**	–
Computer equipment and software	**37 220**	20 660	**–**	–
Office equipment	**3 988**	2 984	**–**	–
Motor vehicles	**1 119**	840	**–**	–
Leasehold improvements	**9 823**	2 991	**–**	–
Buildings	**1 643**	1 227		
Net goodwill amortised	**12 839**	3 224	**–**	–
Minor assets written off	**687**	6 002	**–**	–
Direct selling costs/commissions	**117 934**	118 887	**–**	–
Loss on sale of fixed assets	**712**	3 543		–
Professional fees				
Legal fees	**6 494**	8 417	**357**	12
Consultants and other professional fees	**17 456**	26 250	**60**	29
Staff cost	**326 666**	331 978	**–**	97
Operating lease premiums				
Leasehold fixed property	**58 158**	45 343	**–**	42
Computers and other equipment	**1 341**	6 370	**–**	–
Motor vehicles	**918**	–	**–**	–
Directors' remuneration:				
Paid by				
Subsidiaries – Non-executive directors				
• Fees	**753**	302	**–**	–
• Bonus	**500**	–	**–**	–
– Executive directors				
• Salaries	**3 650**	1 195	**–**	–
• Bonus	**3 717**	4 147	**–**	–
Paid by				
Holding company – Executive director				
• Salaries	**–**	–	**–**	–
• Bonus	**–**	1 515	**–**	1 515
– Non-executive directors				
• Fees	**159**	–	**159**	–
Impairment of investments	**–**	–	**337 720**	–
Provision for guarantee of intergroup loans	**–**	–	**26 437**	–
Other expenses	**325 316**	251 582	**2 258**	2 572
	938 367	844 287	**367 599**	4 707

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
24. TAXATION				
Charge for the year				
SA normal tax				
– Current year	**226 382**	500 286	**302**	797
– Prior years under/(over)provision	**2 408**	3 601	**687**	(3)
Deferred tax				
– Current year	**(1 161)**	(169 002)	**–**	–
– Prior year's overprovision	**–**	(154)	**–**	–
Secondary tax on companies				
– Current	**25 049**	7 778	**–**	–
– Deferred	**(15 771)**	–	**(15 771)**	–
Taxation per income statement	**236 907**	342 509	**(14 782)**	794
Net income before taxation	**773 608**	1 136 607	**333 033**	997 959
Less: Share of associate companies' attributable income	**(6 778)**	(3 614)	**–**	–
Indirect taxation: Value-added tax	**(29 070)**	(31 183)	**–**	–
	737 760	1 101 810	**333 033**	997 959
Taxation per income statement (excluding STC)	**227 629**	334 731	**989**	794
	%	%	**%**	%
Tax rate reconciliation				
Taxation charge for the year as a percentage of profit before taxation	**30,9**	30,3	**0,3**	0,1
Dividend income	**0,1**	0,1	**63,0**	30.1
Capital items	**0,1**	(0,2)	**(0,2)**	–
Other disallowable expense	**(1,6)**	(0,2)	**(33.1)**	(0.20)
Other	**0,5**	–	**–**	–
Standard rate of South African taxation	**30,0**	30,0	**30,0**	30.0

Estimated tax losses amounting to R22 million are available for set-off against future taxable earnings. The losses have been fully recognised as deferred tax assets.





NOTES TO THE
ANNUAL FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Group	
	2002	2001
	R'000	R'000
25. RECONCILIATION BETWEEN EARNINGS AND HEADLINE EARNINGS PER SHARE		
Net income attributable to ordinary shareholders	**498 866**	749 841
Adjustments:		
– Net goodwill amortised	**12 839**	3 224
– Other capital items	**(1 063)**	–
– Retrenchment provisions	**(8 573)**	8 573
Headline earnings as previously stated	**502 069**	761 638
Adjustment in terms of circular 7/2002[2]	**8 573**	(8 573)
Adjusted headline earnings	**510 642**	753 065
Weighted number of shares	**488 939**	586 473
Fully diluted weighted number of shares	**488 939**	594 140
Earnings per share (cents)	**102,0**	127,9
Headline earnings per share (cents)	**104,4**	128,4
Fully diluted earnings per share (cents)[1]	**102,0**	126,2
Fully diluted headline earnings per share (cents)[1]	**104,4**	126,7

Earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

1 No dilutionary effect as the share options were priced out of the money.

2 The South African Institute of Chartered Accountants ("SAICA") issued a circular 7/2002 on 17 December 2002, which replaces AC 306 (Headline earnings) and came into immediate effect.

As a result of this, the previous treatment, whereby provisions for retrenchment costs (amounting to R8,6 million) which were raised in 2001 but actually paid in 2002, may not be added back to 2001's earnings and deducted from 2002's earnings in calculating headline earnings.

The preliminary year-end results were released on 25 November 2002 and reflected the old AC 306 basis of calculation. However, as the published annual financial statements are released after the circular date, the effects of circular 7/2002 have been adjusted for.

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
26. CASH GENERATED FROM OPERATIONS				
Net income before taxation and associates	**737 760**	1 103 037	**333 033**	997 959
Adjustments for:				
– Increase/(decrease) in provisions for doubtful advances	**1 818 017**	(227 055)	**–**	–
– Depreciation	**58 385**	31 029	**–**	–
– Goodwill amortisation	**12 839**	3 224	**–**	–
– Other	**(122)**	–	**–**	–
– Loss on disposal of fixed assets	**712**	3 543	**–**	–
– Impairment of investment in subsidiaries	**–**	–	**337 720**	–
– Transfer to life fund relating to third-party balance	**9 229**	38 314	**–**	–
	2 636 820	952 092	**670 753**	997 959

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
27. (INCREASE)/DECREASE IN INCOME EARNING ASSETS				
Increase in liquid assets and short-term investments	**(151 609)**	(98 238)	**–**	–
(Increase)/decrease in other assets	**(297 933)**	(34 380)	**1 544**	6 435
Increase in advances	**(2 498 009)**	(35 860)	**–**	–
	(2 947 551)	(168 478)	**1 544**	6 435
28. (DECREASE)/INCREASE IN DEPOSITS, LIABILITIES AND OTHER PROVISIONS				
(Decrease)/increase in liabilities to depositors	**(615 483)**	663 127	**–**	–
Increase/(decrease) in other liabilities	**767 372**	(43 707)	**21 024**	3 419
Decrease/(increase) in loans from subsidiaries			**(36 500)**	35 005
	151 889	619 420	**(15 476)**	38 424

	GROUP	
	2002	2001
	R'000	R'000
29. ACQUISITION OF SUBSIDIARIES		
Fair value of assets acquired and liabilities assumed relating to subsidiaries.		
Operating assets	**–**	1 589
Cash and cash equivalents	**–**	37
Fixed assets	**–**	78
Operating liabilities	**–**	(1 007)
Consideration received	**–**	697
Less: Cash and cash equivalents	**–**	(37)
Net assets acquired in subsidiary	**–**	660
Goodwill	**–**	469
Net cash outflow on acquisition	**–**	1 129





Notes to the annual financial statements (continued)

for the year ended 30 September 2002

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
30. Additional holdings in subsidiaries acquired				
Net asset value of additional shares acquired	**2 335**	52 866	**516 500**	60 317
Goodwill	–	28 601	–	–
Cost of additional shares in subsidiaries	**2 335**	81 467	**516 500**	60 317
Less: Cash acquired	–	(33 915)	–	–
Settled other than by cash	–	(8 000)	–	–
Net cash outflow on acquisition	**2 335**	39 552	**516 500**	60 317
31. Associates becoming joint ventures				
The following fair value of assets acquired and liabilities assumed relates to associates which were proportionately consolidated during the 2001 financial year:				
Operating assets	–	51 741		
Cash and cash equivalents	–	3 079		
Operating liabilities	–	(28 634)		
Consideration received	–	26 186		
Less: Cash and cash equivalents	–	(3 079)		
Net assets acquired in joint ventures	–	23 107		
Prior holding of net assets excluding cash held	–	(26 186)		
Net inflow of acquisition	–	(3 079)		

	Group		Company	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
32. Cash and cash equivalents				
Short-term deposits and cash	**835 460**	319 195	**3 553**	2 583
Bank overdraft	**(19 846)**	(49 267)	–	-
	815 614	269 928	**3 553**	2 583

33. FINANCIAL RISK

33.1 Interest rate risk

The subsidiaries are exposed to interest rate risk associated with the effects of fluctuations in the prevailing levels of market rates on their financial positions and cash flows. The table below summarises the group's exposure to interest rate risk through grouping assets and liabilities into re-pricing categories determined to be earlier of the contractual re-pricing date or maturity.

2002	Up to one month R'000	One to three months R'000	Four to twelve months R'000	Beyond twelve months R'000	Non-interest sensitive items R'000	Total R'000
Assets						
Fixed assets	–	–	–	–	189 029	189 029
Investments in associates	–	–	–	–	17 605	17 605
Policyholders' investments	–	–	–	–	65 080	65 080
Goodwill	–	–	–	–	13 007	13 007
Deferred tax asset	–	–	–	–	63 459	63 459
Net advances	429 969	381 789	1 146 115	2 942 326	–	4 900 199
Other assets and taxation	64	356	1 357	254	516 277	518 308
Liquid assets	114 436	102 043	–	100 177	105 095	421 751
Short-term deposits and cash	818 440	–	–	–	17 020	835 460
Total assets	**1 362 909**	**484 188**	**1 147 472**	**3 042 757**	**986 572**	**7 023 898**
Liabilities and capital						
Life fund	–	–	–	1 781	92 932	94 713
Loans and debentures	5 274	–	101 662	2 162 377	–	2 269 313
Deferred tax liability	–	–	–	6 966	6 290	13 256
Liabilities to depositors	251 484	58 127	9 133	371 588	–	690 332
Other liabilities and taxation	2 979	1 049	1 074	131 186	1 123 963	1 260 251
Bank overdraft	19 846	–	–	–	–	19 846
Secondary capital	–	–	–	186 675	–	186 675
Shareholders' funds and minority interests	–	–	–	–	2 489 512	2 489 512
Total liabilities and capital	**279 583**	**59 176**	**111 869**	**2 860 573**	**3 712 697**	**7 023 898**
On-balance sheet interest sensitivity	**1 083 326**	**425 012**	**1 035 603**	**182 184**	**(2 726 125)**	**–**

Assuming the financial assets and liabilities on hand at 30 September 2002 were to remain on hand until maturity or settlement without any action by the subsidiaries to alter the resulting interest rate risk exposure, an immediate and sustained 1% parallel decline in the yield curve would result in the net interest income of the group for the next twelve months declining by R9,6 million.

Notes to the annual financial statements (continued)

for the year ended 30 September 2002

2001	Up to one month R'000	One to three months R'000	Four to twelve months R'000	Beyond twelve months R'000	Non-interest sensitive items R'000	Total R'000
33. Financial risk (continued)						
33.1 Interest rate risk						
Assets						
Fixed assets	–	–	–	–	177 222	177 222
Investments in associates	–	–	–	–	7 133	7 133
Policyholders' investments	–	–	–	–	54 309	54 309
Goodwill	–	–	–	–	25 846	25 846
Deferred tax asset	–	–	–	–	45 553	45 553
Net advances	626 452	638 800	1 126 558	1 828 397	–	4 220 207
Other assets and taxation	42 841	–	–	–	177 699	220 540
Liquid assets	127 613	23 679	53 891	–	75 730	280 913
Short-term deposits and cash	295 512	3 000	–	–	20 683	319 195
Total assets	**1 092 418**	**665 479**	**1 180 449**	**1 828 397**	**584 175**	**5 350 918**
Liabilities						
Life fund	–	–	–	–	85 484	85 484
Loans and debentures	85 865	68 544	258 276	517 173		929 858
Deferred tax liability	–	–	–	–	12 282	12 282
Liabilities to depositors	531 415	150 066	406 501	217 833	–	1 305 815
Other liabilities	2 098	3 486	–	–	668 163	673 747
Bank overdraft	49 267	–	–	–	–	49 267
Secondary capital	1 377	–	–	182 090	–	183 467
Shareholders' funds and minority interests					2 110 998	2 110 998
Total liabilities and capital	**670 022**	**222 096**	**664 777**	**917 096**	**2 876 927**	**5 350 918**
On-balance sheet interest sensitivity	**422 396**	**443 383**	**515 672**	**911 301**	**(2 292 752)**	**–**


AFRICAN
BANK



2002	Up to one month R'000	One to three months R'000	Four to twelve months R'000	Beyond twelve months R'000	Total R'000
33. FINANCIAL RISK (CONTINUED)					
33.2 Liquidity risk					
Assets and liabilities maturities as at 30 September 2002					
Assets					
Fixed assets	–	–	–	189 029	189 029
Investment in associates	–	–	–	17 605	17 605
Policyholders' investments	65 080	–	–	–	65 080
Goodwill	–	–	–	13 007	13 007
Deferred tax asset	–	–	9 483	53 976	63 459
Net advances	489 493	343 079	1 176 148	2 891 479	4 900 199
Other assets and taxation	206 401	299 029	10 749	2 129	518 308
Liquid assets	219 531	102 043	–	100 177	421 751
Short-term deposits and cash	832 482	–	–	2 978	835 460
Total assets	**1 812 987**	**744 151**	**1 196 380**	**3 270 380**	**7 023 898**
Liabilities					
Life fund	65 080	–	–	29 633	94 713
Loans and debentures	–	–	106 244	2 163 069	2 269 313
Deferred tax liability	–	–	6 290	6 966	13 256
Liabilities to depositors	251 484	58 127	9 133	371 588	690 332
Other liabilities and taxation	1 011 218	21 806	213 664	13 563	1 260 251
Bank overdraft	5 649	–	–	14 197	19 846
Secondary capital	–	–	–	186 675	186 675
Shareholder funds and minority interests	–	–	–	2 489 512	2 489 512
Total liabilities and capital	**1 333 431**	**79 933**	**335 331**	**5 275 203**	**7 023 898**
Net liquidity gap	**479 556**	**664 218**	**861 049**	**(2 004 823)**	**–**





NOTES TO THE
ANNUAL FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2002

2001	Up to one month R'000	One to three months R'000	Four to twelve months R'000	Beyond twelve months R'000	Total R'000
33. FINANCIAL RISK (CONTINUED)					
33.2 Liquidity risk					
Assets and liabilities maturities as at 30 September 2001					
Assets					
Fixed assets	–	–	–	177 222	177 222
Investment in associates	–	–	–	7 133	7 133
Policyholders' investments	54 309	–	–	–	54 309
Goodwill	–	–	–	25 846	25 846
Deferred tax assets	–	–	4 012	41 541	45 553
Net advances	499 818	683 531	1 211 887	1 824 971	4 220 207
Other assets and taxation prepaid	51 373	156 596	1 964	10 607	220 540
Liquid assets	203 343	23 679	53 891	–	280 913
Short-term deposits and cash	297 840	3 000	–	18 355	319 195
Total assets	**1 106 683**	**866 806**	**1 271 754**	**2 105 675**	**5 350 918**
Liabilities					
Life fund	54 309	–	1 872	29 303	85 484
Loans and debentures	55 815	68 544	262 827	542 672	929 858
Deferred tax liability	–	–	–	12 282	12 282
Liabilities to depositors	531 415	150 066	406 501	217 833	1 305 815
Other liabilities and taxation	194 344	21 165	404 391	53 847	673 747
Bank overdraft	3 485	–	–	45 782	49 267
Secondary capital	1 377	–	–	182 090	183 467
Shareholders' funds and minority interests	–	–	–	2 110 998	2 110 998
Total liabilities and capital	**840 745**	**239 775**	**1 075 591**	**3 194 807**	**5 350 918**
Net liquidity gap	**265 938**	**627 031**	**196 163**	**(1 089 132)**	**–**

33. FINANCIAL RISK (CONTINUED)

33.2 *Liquidity risk (continued)*

The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the group and its exposure to changes in interest rates.

Facility unutilised

African Bank Limited has an undrawn guaranteed remaining credit facility of R225 million with the IFC and an unguaranteed R350 million undrawn credit facility with Standard Bank of South Africa.

33.3 *Credit risk*

All loans granted by the group are granted in the Republic of South Africa.

Exposure to credit losses is managed through granting loans to individuals where repayment of loans is made through payroll deductions or similar techniques, the evaluation of the financial stability of the employer and arrears management.

33.4 *Currency risk*

The group has no foreign currency positions.

33.5 *Capital adequacy risk (Banking)*

Capital adequacy risk is the risk that the bank will not have sufficient reserves to meet adverse variations in collections as compared with that which has already been assumed within the provisions.

Capital adequacy is measured by expressing capital as a percentage of risk-weighted assets. The Banks Act, 94 of 1990, specifies the minimum capital holding required in relation to risk-weighted assets.

The bank's capital adequacy ratio at 30 September 2002 was 34,0% compared to the regulatory requirements of 10,0%.

33.6 *Life assurance risk*

Legal risk

Legal risk is the risk that the group will be exposed to contractual obligations which have not been provided for. During the development stage of any new product the legal services of the group monitor the drafting of the contract document to ensure that the rights and obligations of all parties are clearly defined.

Capital adequacy risk

Capital adequacy risk is the risk that there are insufficient reserves to provide for adverse variations in actual experience as compared with that which has been assumed in the financial soundness valuation.

34. CONTINGENT LIABILITIES AT YEAR-END

African Bank and Credit Indemnity are jointly and severally liable for a guarantee amounting to R35.3 million relating to funding provided by minorities of a group subsidiary.

African Contractor Finance Corporation has guaranteed loans totalling R14 million to contracts for prospective government construction contracts.

The group is not exposed to any material legal claims.

ABIL has guaranteed loans made by group companies to the ABIL Employee Share Participation Scheme totalling R66.2 million. From a consolidated point of view, this contingent liability does not exist as the full exposure is accounted for as treasury shares and is netted off the group's capital and reserves.





NOTES TO THE ANNUAL FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	GROUP	
	2002 **R'000**	2001 R'000
35. OPERATING LEASE COMMITMENTS		
Payable within one year	**36 238**	35 833
Property	**35 174**	31 553
Equipment	**808**	3 362
Motor vehicles	**256**	918
Payable between one and five years	**60 997**	53 187
Property	**59 554**	40 385
Equipment	**1 020**	11 933
Motor vehicles	**423**	869
Payable thereafter	**–**	–

36. RETIREMENT AND POST-RETIREMENT BENEFITS

Pensions are provided to some employees of the subsidiary companies by separate pension and provident funds. Remaining employees contribute to schemes of their own choice. The funds are governed by the Pension Funds Act, 1956. The funds are in the nature of defined contribution plans where the retirement benefits are determined with reference to contributions to the fund.

The group has no obligation to provide medical aid benefits or post-retirement benefits to employees or pensioners.

37. RELATED PARTY INFORMATION

African Bank Investments Limited holds 100% of African Bank Limited, Theta Investments Limited and Standard General Insurance Company Limited.

Material related party transactions

African Bank Limited has entered into financial services transactions with its subsidiaries. These transactions were in the ordinary course of business on market-related terms and conditions similar to those arranged with third parties.

Directors and director-related entities

There were no material transactions with directors other than interests in share capital and share options and emoluments as disclosed in the directors' report and note 23 respectively.

APPENDIX A
INVESTMENT IN SUBSIDIARIES

	Type of business	Issued share capital 2002 R'000	Issued share capital 2001 R'000	Effective percentage held 2002 %	Effective percentage held 2001 %	Investment (cost and impairment) 2002 R'000	Investment (cost and impairment) 2001 R'000	Loans 2002 R'000	Loans 2001 R'000
African Bank Limited	Credit bank	**121 251**	121 251	**100**	100	**1 538 748**	1 038 748	–	(37 000)
Theta Investments (Pty) Limited	Financial services	**11**	11	**100**	100	**66 981**	66 981	–	–
ABIL Employee Share Trust	Trust	–	–	**100**	100	–	–	**7**	7
Goodbye Properties (Pty) Limited	Property	–	–	**100**	100	–	–	**6 978**	6 978
BSG Management Company (Pty) Limited	Dormant	–	–	**100**	100	–	–	**(7 201)**	(6 701)
BTU Trading and Underwriting (Pty) Limited	Dormant	–	–	**100**	100	–	–	**(4 346)**	(4 346)
Standard General Insurance Company Limited – cost	Assurance	**5 000**	5 000	**100**	100	**539 135**	522 635	–	–
– impairment		–	–	–	–	**(337 720)**	–	–	–
Credit Save (Pty) Limited	Property	–	–	**100**	100	**8 000**	8 000	–	–
						1 815 144	1 636 364	**(4 562)**	(41 062)
The following subsidiaries are held by Theta Investments on African Bank:									
Alternative Finance Limited	Dormant	**27 368**	27 368	**100**	100	**304 237**	344 623	–	–
King Finance Corporation Limited	Dormant	**721**	721	**100**	100	**205 905**	205 905	–	–
Unity Financial Services Limited	Dormant	**197**	197	**100**	100	**68 865**	68 865	–	–
Information Technology Connections (Pty) Limited	Dormant	–	–	**100**	100	–	–	–	–
Liberal Holdings Shareblock (Pty) Limited	Dormant	**10**	10	**100**	100	–	–	–	–
African Contractors Finance Corporation (Pty) Limited	Financial services	**2**	2	**100**	100	**14 753**	2	–	–
Union Micro Loans (Pty) Limited	Dormant	**11**	11	**100**	100	**6 251**	6 251	–	–
Gilt Edge Management Services (Pty) Limited	Financial services	**100**	100	**100**	97	**17 505**	15 863	–	–
Credit Indemnity (Pty) Limited	Financial services	**12**	12	**100**	100	**39 193**	39 193	–	–
Credit Direct (Pty) Limited	Financial services	**4**	4	**100**	100	**3 105**	3 105	–	–
Theta Specialised Finance (Pty) Limited	Financial services	–	–	**80**	100	–	–	–	–
Miners Credit Guarantee (Pty) Limited	Financial services	–	–	**85**	85	**10 546**	10 546	–	–
Soletrade Seven (Pty) Limited trading as Quatro	Financial services	–	–	**100**	100	–	750	–	–
Safrich Financial Services (Pty) Limited	Financial services	**5**	5	**51**	51	**5 617**	5 617	–	–
A1 Taxi House (Pty) Limited	Financial services	–	–	**85**	–	–	–	–	–
A1 Taxi Finance (Pty) Limited	Financial services	–	–	**85**	–	–	–	–	–
Theta Capital (Pty) Limited	Dormant	–	–	**100**	100	–	–	–	–

All subsidiaries are incorporated in the Republic of South Africa.





APPENDIX B
INVESTMENT IN ASSOCIATES

	Percentage holding 2002	Percentage holding 2001	Group 2002 R'000	Group 2001 R'000
Mathomo Financial Services (Pty) Limited (associate of Miner's Credit Guarantee (Pty) Limited)	**42,5**	–		
Principal activity: Financial services				
– Ordinary shares at cost			**4 405**	–
– Share of attributable income			**2 542**	–
			6 947	–
Business Ventures Investments 189 (Pty) Limited	**40**	40		
Principal activity: Financial services				
– Ordinary shares at cost net of goodwill			**3 558**	2 558
– Share of attributable income			**7 100**	3 575
– Loan to associate			–	1 000
			10 658	7 133
Total			**17 605**	7 133





AGGREGATE FINANCIAL INFORMATION IN RESPECT OF ASSOCIATE COMPANIES

	2002 R'000	2001 R'000
BALANCE SHEET		
Assets		
Fixed assets	**6 955**	3 804
Deferred tax asset	**381**	–
Net current assets	**33 810**	16 837
	41 146	20 641
Liabilities and equity		
Share capital and reserves	**28 667**	15 335
Liabilities:		
– Long term	**8 562**	39
– Short term	**–**	636
Other liabilities	**3 917**	4 631
	41 146	20 641
INCOME STATEMENT		
Revenue	**35 689**	21 160
Net income before taxation	**23 992**	12 909
Taxation	**(7 420)**	(3 873)
Net income after taxation	**16 572**	9 036
Group's share of net income after tax	**6 778**	3 614





APPENDIX C
BUSINESS SEGMENTAL ANALYSIS

	African Bank Limited	Stangen	The banking unit	Theta Investments	Other and consolidation	Total
INCOME STATEMENT						
For the year ended						
30 September 2002						
Revenue						
Interest income on advances	1 377 735	–	1 377 735	627 653	–	2 005 388
Net assurance income	–	272 109	272 109	6 839	(19 137)	259 811
Non-interest income	245 713	5 059	250 772	99 532	(50 724)	299 580
Total revenue	1 623 448	277 168	1 900 616	734 024	(69 861)	2 564 779
Charge for bad and doubtful advances	(344 115)	–	(344 115)	(209 113)	–	(553 228)
Risk-adjusted revenue	1 279 333	277 168	1 556 501	524 911	(69 861)	2 011 551
Other interest income	128 097	92 434	220 531	21 424	(159 128)	82 827
Interest expense	(450 446)	(249)	(450 695)	(91 295)	152 809	(389 181)
Operating costs	(597 311)	(62 085)	(659 396)	(315 633)	36 662	(938 367)
Net income from operations	359 673	307 268	666 941	139 407	(39 518)	766 830
Share of associate companies' retained income	–	–	–	6 778	–	6 778
Net income before taxation	359 673	307 268	666 941	146 185	(39 518)	773 608
Indirect taxation: Value-added tax	(23 674)	–	(23 674)	(5 396)	–	(29 070)
Taxation	(112 705)	(102 761)	(215 466)	(40 240)	18 799	(236 907)
Net income after taxation	223 294	204 507	427 801	100 549	(20 719)	507 631
Minority interest	–	–	–	(8 765)	–	(8 765)
Net income attributable to ordinary shareholders	223 294	204 507	427 801	91 784	(20 719)	498 866
Adjustments	–	–	–	286	11 490	11 776
Headline earnings	223 294	204 507	427 801	92 070	(9 229)	510 642

The reader is referred to page 34 of this annual report for a segmental yield analysis.





	African Bank Limited	Stangen	The banking unit	Theta Investments	Other and consolidation	Total
INCOME STATEMENT						
For the year ended						
30 September 2001 (restated)						
Revenue						
Interest income on advances	1 224 814	–	1 224 814	507 061	–	1 731 875
Net assurance income	–	223 846	223 846	1 865	–	225 711
Non-interest income	176 002	11 643	187 645	64 146	(17 755)	234 036
Total revenue	1 400 816	235 489	1 636 305	573 072	(17 755)	2 191 622
Charge for bad and doubtful advances	81 203	–	81 203	(87 266)	–	(6 063)
Risk-adjusted revenue	1 482 019	235 489	1 717 508	485 806	(17 755)	2 185 559
Other interest income	118 976	80 344	199 320	11 859	(87 994)	123 185
Interest expense	(339 266)	(489)	(339 755)	(76 447)	84 738	(331 464)
Operating costs	(609 480)	(24 798)	(634 278)	(226 859)	16 850	(844 287)
Net income from operations	652 249	290 546	942 795	194 359	(4 161)	1 132 993
Share of associate companies' retained income	–	–	–	3 614	–	3 614
Net income from operations	652 249	290 546	942 795	197 973	(4 161)	1 136 607
Indirect taxation: Value-added tax	(29 540)	–	(29 540)	(1 643)	–	(31 183)
Taxation	(198 222)	(84 190)	(282 412)	(58 716)	(1 381)	(342 509)
Net income after taxation	424 487	206 356	630 843	137 614	(5 542)	762 915
Minority interest	–	–	–	(13 074)	–	(13 074)
Net income attributable to ordinary shareholders	424 487	206 356	630 843	124 540	(5 542)	749 841
Adjustments	–	–	–	553	2 671	3 224
Headline earnings	424 487	206 356	630 843	630 843	(2 871)	753 065





Appendix C
Business Segmental Analysis

	African Bank Limited	Stangen	The banking unit	Theta Investments	Other and consolidation	Total
Balance sheet						
As at 30 September 2002						
Assets						
Net advances	**4 134 116**	**–**	**4 134 116**	**766 083**	**–**	**4 900 199**
Short-term deposits, cash and liquid assets	**1 053 200**	**148 143**	**1 201 343**	**52 539**	**3 329**	**1 257 211**
Other assets	**793 622**	**445 967**	**1 239 589**	**229 348**	**(602 449)**	**866 488**
	5 980 938	**594 110**	**6 575 048**	**1 047 970**	**(599 120)**	**7 023 898**
Liabilities						
Structured loans and debentures	**2 211 240**	**–**	**2 211 240**	**18 005**	**40 068**	**2 269 313**
Liabilities to depositors	**706 204**	**–**	**706 204**	**–**	**(15 872)**	**690 332**
Other liabilities	**1 000 430**	**392 695**	**1 393 125**	**586 794**	**(591 853)**	**1 388 066**
	3 917 874	**392 695**	**4 310 569**	**604 799**	**(567 657)**	**4 347 711**
Capital and reserves						
Ordinary shareholders' funds	**1 876 389**	**201 415**	**2 077 804**	**387 181**	**(31 463)**	**2 433 522**
Outside shareholders' funds	**–**	**–**	**–**	**55 990**	**–**	**55 990**
Secondary capital	**186 675**	**–**	**186 675**	**–**	**–**	**186 675**
	5 980 938	**594 110**	**6 575 048**	**1 047 970**	**(599 120)**	**7 023 898**
As at 30 September 2001 (restated)						
Assets						
Net advances	3 400 898	–	3 400 898	819 309	–	4 220 207
Short-term deposits, cash and liquid assets	374 638	155 535	530 173	65 240	4 695	600 108
Other assets	734 561	975 375	1 709 936	152 190	(1 331 523)	530 603
	4 510 097	1 130 910	5 641 007	1 036 739	(1 326 828)	5 350 918
Liabilities						
Structured loans and debentures	818 559	–	818 559	70 890	40 409	929 858
Liabilities to depositors	1 305 815	–	1 305 815	–	–	1 305 815
Other liabilities	947 010	403 459	1 350 469	611 678	(1 141 367)	820 780
	3 071 384	403 459	3 474 843	682 568	(1 100 958)	3 056 453
Capital and reserves						
Ordinary shareholders' funds	1 255 246	727 451	1 982 697	295 397	(225 870)	2 052 224
Outside shareholders' funds	–	–	–	58 774	–	58 774
Secondary capital	183 467	–	183 467	–	–	183 467
	4 510 097	1 130 910	5 641 007	1 036 739	(1 326 828)	5 350 918





APPENDIX D
INTEREST IN JOINT VENTURE

The group has a 40% interest in a joint venture, entered into with the Standard Bank of South Africa, which provides products and services in the credit banking industry. The following amounts represent the group's share of the assets and liabilities and revenue and expenses of the joint venture and are included in the consolidated balance sheet and income statement:

	2002 R'000	2001 R'000
Interest-bearing assets	**126 692**	62 975
Non-interest-bearing assets	**728**	1 831
Interest-bearing borrowings	**106 716**	59 239
Provisions for liabilities and charges	**7 715**	4.551
Profit/(loss) before taxation	**17 105**	1.798
Taxation	**(5 132)**	(471)
Profit after tax	**11 973**	1,327
Proportionate interest in joint venture commitments	**–**	–

The group has a 50% interest in a joint venture, entered into with Teba Bank, which provides products and services in the credit banking industry. The following amounts represent the group's share of the assets and liabilities and revenue and expenses of the joint venture and are included in the consolidated balance sheet and income statement:

	2002 R'000	2001 R'000
Interest-bearing assets	**185 253**	125 021
Non-interest-bearing assets	**19 753**	9 862
Interest-bearing borrowings	**89 018**	69 239
Provisions for liabilities and charges	**14 566**	8 764
Profit before taxation	**64 589**	43 759
Taxation	**(19 743)**	(13 065)
Profit after taxation	**44 846**	30 694
Proportionate interest in joint venture commitments	**–**	–





APPENDIX E
STATEMENT OF AVERAGE BALANCES

R'000	Closing balance	Weighted average balance	Income/ expense	Rate (%)
30 September 2002				
Gross advances	**7 166 640**	**5 237 697**	**2 005 388**	**38,3**
Interest-earning cash and other assets	**1 152 116**	**805 678**	**82 827**	**10,3**
Total interest-earning assets	**8 318 756**	**6 043 375**	**2 088 215**	**34,6**
Non-interest-bearing Reserve Bank funds	**105 095**	**87 353**		
Provision for bad debts	**2 179 053**	**920 647**		
Insurance provisions	**87 388**	**87 388**		
Other assets	**866 488**	**612 487**		
Total assets	**7 023 898**	**5 735 180**		
Total interest-bearing liabilities	**3 166 166**	**2 882 173**	**389 181**	**13,5**
Life fund reserves	**94 713**	**45 978**		
Other liabilities	**1 260 251**	**545 960**		
Deferred tax	**13 256**	**12 621**		
Total liabilities	**4 534 386**	**3 486 732**		
Ordinary shareholders' equity	**2 433 522**	**2 189 677**		
Outside shareholders' equity	**55 990**	**58 771**		
Total liabilities and equity	**7 023 898**	**5 735 180**		
30 September 2001				
Gross advances	4 668 631	4 551 621	1 731 875	38,0
Interest-earning cash and other assets	546 536	1 098 935	123 185	11,2
Total interest-earning assets	5 215 167	5 650 556	1 855 060	32,8
Non-interest-bearing Reserve Bank funds	75 730	55 173		
Provision for bad debts	425 950	580 890		
Insurance provisions	22 474	22 474		
Other assets	508 445	386 484		
Total assets	5 350 918	5 488 849		
Total interest-bearing liabilities	2 473 991	2 496 120	331 464	13,3
Life fund reserves	85 484	66 327		
Other liabilities	668 163	301 133		
Deferred tax	12 282	150 109		
Total liabilities	3 239 920	3 013 689		
Ordinary shareholders' equity	2 052 224	2 414 328		
Outside shareholders' equity	58 774	60 832		
Total liabilities and equity	5 350 918	5 488 849		





APPENDIX F
GROUP STRUCTURE AND PROFILE

AFRICAN BANK INVESTMENTS LIMITED

- **AFRICAN BANK LIMITED** — Credit Banking 100%
  - STANDARD BANK joint venture
  - 100% Alternative Finance*▲
  - 100% King Finance*▲
  - 100% Liberal Holdings Shareblock*▲
  - 100% Unity Financial Services*▲
    - Information Technology Connections▲ 100%
    - Unity Administration Services▲ 100%
- **THE STANDARD GENERAL INSURANCE COMPANY LIMITED** — Insurance 100%
- Cedit Save 100%
- BSC Management Company▲ 100%
- Goodbye Property 100%
- BTU Trading and Underwriting▲ 100%
- Garganey Investments▲ 100%
- **THETA INVESTMENTS (PTY) LIMITED** — Investments 100%
  - 100% African Contractors Finance
    - 100% Dedela Securities
  - 100% Gilt Edged Management Services
  - 100% Credit Direct▲
  - 80% Theta Specialised Finance
  - 85% Miners Credit Guarantee and Group
  - Credit Indemnity 100%
  - Soletrade (Pty) Limited t/a Quatro 100%
  - Union Micro Loans▲ 100%
  - Safrich Financial Services 51%
  - Theta Capital▲ 100%
  - Business Venture Investments 65%[2]
  - Assure Direct▲ 100%
  - A1 Taxi House 95%[1]
  - A1 Taxi Finance 95%[1]

▲ *Dormant companies*
* *Have been divisionalised into African Bank Limited*
[1] *Includes an additional 30% acquired subsequent to year-end*
[2] *Includes an additional 25% acquired subsequent to year-end*





NOTICE OF ANNUAL GENERAL MEETING

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
("the company")

Notice is hereby given that the fifty-sixth annual general meeting of the shareholders of the company will be held on 28 February 2003, at 14:00 at African Bank Limited, 59 16th Road, Midrand, for the following business:

1. To receive and consider the annual financial statements for the year ended 30 September 2002.

2. To consider and, if deemed fit, to pass with or without modification, the following resolutions:

3. **ORDINARY RESOLUTION NUMBER 1**

   3.1 RESOLVED THAT the resolution, regarding the resignation and appointment of directors, referred to below, be moved as a single resolution on the basis that if there are any objections to this, the resignation and re-election of each of the directors referred to below shall each be treated and moved separately.

   3.2 RESOLVED THAT as:

   3.2.1 Gordon Schachat, Steven Alan Levitt, Jacob Japi Kekane and Bhekisisa James Themba Shongwe are required to retire as directors of the company at this annual general meeting, in accordance with the Articles of Association; and

   3.2.2 such persons offer themselves for re-election.

   Gordon Schachat, Steven Alan Levitt, Jacob Japi Kekane and Bhekisisa James Themba Shongwe be reappointed as directors of the company with immediate effect.

4. **ORDINARY RESOLUTION NUMBER 2**

   RESOLVED THAT the entire unissued share capital of the company be and is hereby placed under the control of the directors of the company who are hereby authorised to issue all or any of them on such terms and conditions as they may determine but subject to:

   4.1 The authority given to the directors in terms of ordinary resolution number 3;

   4.2 sections 221 and 222 of the Companies Act No 61 of 1973 ("the Companies Act");

   4.3 the rules and requirements of the JSE Securities Exchange South Africa ("the JSE"); and

   4.4 the Banks Act No 94 of 1990, as amended.

5. **ORDINARY RESOLUTION NUMBER 3**

   RESOLVED THAT the directors have the power to allot and issue any shares of any class in the capital of the company for cash when the directors consider it appropriate in the circumstances, subject to the following:

   5.1 this authority shall not endure beyond the next annual general meeting of the company nor shall it endure beyond 15 months from the date of this meeting;

   5.2 there will be no restrictions in regard to the persons to whom the shares may be issued, provided that such shares are to be issued to public shareholders (as defined by the JSE in its listing requirements) and not to related parties;

5.3 upon any issue of shares which, together with prior issues during any financial year, will constitute 5% or more of the number of shares of the class in issue, the company shall, by way of a paid press announcement, give full details thereof, including the effect of such issue on the net asset value of the company and earnings per share;

5.4 the aggregate issue of any particular class of shares in any financial year will not exceed 15% of the number of that class of shares (including securities which are compulsorily convertible into shares of that class);

5.5 no shares issued pursuant to this authority will be issued at a price which is less than 90% of the weighted average traded price of the shares in question determined over the 30 business day period prior to the date that the price of the issue is determined or agreed by the directors, subject to the rules of the JSE;

5.6 a 75% majority, of votes cast by the shareholders present or represented by proxy at the annual general meeting, is required to approve this resolution.

6. SPECIAL RESOLUTION NUMBER 1

RESOLVED THAT the directors shall have the power to contract the company to acquire its own shares or any subsidiary of the company to acquire shares in the company, collectively referred to as "repurchases", when the directors consider it appropriate in the circumstances subject to the following:

6.1 this authority shall not endure beyond the next annual general meeting of the company nor shall it endure beyond fifteen months from the date of the annual general meeting at which this special resolution is passed;

6.2 the repurchase of shares being implemented on the main board of the JSE;

6.3 the aggregate percentage of issued shares in the company which the company together with any of its subsidiaries may acquire during any financial year under this general authority shall not exceed 20% of the company's ordinary issued share capital;

6.4 subject to 6.3 above, the aggregate percentage of issued shares in the company which the company's subsidiaries may hold as treasury stock, at any time, shall not exceed 10% of the company's ordinary issued share capital;

6.5 repurchases must not be made at a price more than 10% above the weighted average of the market price for the shares in question for the five business days immediately preceding the date on which the repurchase is agreed;

6.6 any acquisition shall be subject to:

6.6.1 the Companies Act, as amended;
6.6.2 the prior approval of the Registrar of Banks, if necessary;
6.6.3 the conditions laid down by the Registrar of Banks, if any;
6.6.4 the Banks Act;
6.6.5 the rules and requirements of the JSE and any other applicable stock exchange, as may be amended from time to time; and
6.6.6 any other relevant authority.



Shareholders have requested previously that management should explain aspects of share ownership, such as dividends, voting and the use of resolutions. Shareholders are therefore invited to join the directors and management of ABIL from 13:00 on 28 February 2003, when these topics will be explained prior to the AGM, which commences at 14:00.





NOTICE OF ANNUAL GENERAL MEETING (CONTINUED)

7. REASONS FOR AND EFFECT OF SPECIAL RESOLUTION NUMBER 1 AND STATEMENT REQUIRED IN TERMS OF PARAGRAPH 5.94 OF THE JSE LISTINGS REQUIREMENTS

7.1 The reason for special resolution number 1 is to grant the directors of the company the general authority to contract the company and/or any of its subsidiaries to acquire shares in the company, should the directors consider it appropriate in the circumstances.

7.2 The effect of special resolution number 1 is that the directors will be granted the general authority to contract the company and/or any of its subsidiaries to acquire shares in the company, should the directors consider it appropriate in the circumstances and should the company comply with the relevant statutes and authority applicable thereto. This general authority shall prevail until the next annual general meeting of the company but shall not endure beyond fifteen months from the date of the annual general meeting at which this special resolution is passed.

7.3 The directors, as at the date of this notice, have no definite intention of repurchasing shares. It is, however, proposed and the directors believe it to be in the best interests of the company that shareholders pass the special resolution contemplated above.

7.4 The directors shall not make any payment in whatever form to acquire any shares issued by the company if, after the directors have considered the effects of any repurchases, there are reasonable grounds for believing that:

7.4.1 the company and the group are, or will at any time during the period of twelve months after the date of this notice, be unable, in the ordinary course of business, to repay their debts as they become due;

7.4.2 the assets of the company and the group, fairly valued according to South African Statements of Generally Accepted Accounting Practice and in accordance with the accounting policies used in the latest audited annual financial statements of the company and the group, will, at any time during the period of twelve months after this notice, be less than their liabilities;

7.4.3 the ordinary capital and reserves of the company and the group will not, at any time within a period of twelve months after this notice, be sufficient to meet their needs for the foreseeable future; and

7.4.4 the company and its subsidiaries will not, at any time within the period of twelve months after this notice, have sufficient working capital to meet their needs for the foreseeable future.

7.5 Since the method of acquisition and the number of shares to be acquired are still to be determined by the board of directors in the future, the board of directors shall only exercise the authority hereby granted to it if, within the board's discretion, circumstances should merit such exercise and provided that, on the date of the acquisition of the shares and taking into account the effect thereof, the company will be able to comply with the requirements of 7.4.1 to 7.4.4 above.

8. SPECIAL RESOLUTION NUMBER 2

RESOLVED THAT the Articles of Association of the company be amended by the deletion of Article 7.10.

9. Reasons for and effect of special resolution number 2

9.1 The reasons for special resolution number 2 is to eliminate any inconsistency between Article 7.10 and Article 37 of the Articles of Association of the company. Article 7.10 of the Articles of Association allowed for the reduction of the share capital, stated capital, capital redemption reserve funds and share premium account of the company by way of special resolution. Article 37, which was specifically introduced by special resolution on 10 December 1999, effectively provided for the reduction of the share capital, stated capital, capital redemption reserve fund and share premium accounts of the company by way of ordinary resolution. When Article 37 was introduced, Article 7.10 should have been specifically deleted from the articles.

9.2 The effect of special resolution number 2 is to specifically delete Article 7.10 from the Articles of Association of the company.

10. Special resolution number 3

RESOLVED THAT, as a composite resolution, the following amendments be made to the Articles of Association of the company:

10.1 The first sentence of Article 23.4 which previously provided that *"No dividends shall be payable except out of the profits of the company and no dividend shall carry interest against the company"* be deleted and the following text inserted in its place:

"Subject to section 90 of the Companies Act, and as further contemplated in Article 36 (but otherwise notwithstanding anything to the contrary contained in these Articles) the company shall be entitled to make payment to its shareholders from time to time, whether by way of a capital distribution or by way of a distribution out of any reserves of the company, whether such reserves arise out of the trading, the disposal of assets, the revaluation of assets or however else arising, or by way of any other kind of distribution. No such payment to shareholders shall carry interest as against the company unless interest in respect thereof is specifically provided for in the resolution declaring such payment."

10.2 Articles 23.6, 23.7 and 23.13 shall be deleted.

11. Reasons for and effect of special resolution number 3

11.1 The reason for special resolution number 3 is to ensure that the company is not limited to declaring dividends solely from profits of the company. This will enable the company to take full advantage, should it so wish, of the amendments to the Companies Act introduced in 1999 which allow a company to make payments to shareholders provided that the company is able to meet certain liquidity and solvency requirements set out in section 90 of the Companies Act. The amendment to Article 23.4, together with the consequential deletion of Articles 23.6 and 23.7, will achieve this result. Article 23.13 is deleted as it is a duplication of Article 23.12.

11.2 The effect of special resolution number 3 is to amend the Articles of Association of the company to provide that, subject to the provisions of section 90 of the Companies Act, payments may be made to shareholders by way of any kind of distribution and not only out of profits of the company and to make consequential amendments and corrections to the Articles of Association of the company.





NOTICE OF ANNUAL GENERAL MEETING (CONTINUED)

12. VOTING AND PROXIES

All holders of ordinary shares will be entitled to attend and vote at the annual general meeting or any adjournment thereof. On a show of hands, every holder of ordinary shares who is present in person or, in the case of a company, the representative appointed in terms of section 188 of the Companies Act, as amended, shall have one vote. A member entitled to attend and vote at a meeting is entitled to appoint a proxy to attend, speak and on a poll vote or abstain from voting in his stead. A proxy need not be a member. A form of proxy is attached for completion by any certificated or own-name registered dematerialised shareholder who is unable to attend in person. Forms of proxy must be completed and must be lodged with, or posted to the offices of, the company's transfer secretaries, Computershare Investor Services Limited, 7th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000), to be received not less than 48 hours before the time of the meeting. A certificated or own-name registered dematerialised shareholder who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the annual general meeting should he/she subsequently decide to do so. Holders of dematerialised shares, other than own-name registered dematerialised shareholders, must inform their Central Securities Depositories Participant ("CSDP") or broker of their intention to attend the annual general meeting and obtain the necessary authorisation from their CSDP or broker to attend the annual general meeting or, alternatively, provide their CSDP or broker with their voting instructions should they not be able to attend the annual general meeting in person.

By order of the board

African Bank Investments Limited

Sarita Martin
Secretary

20 January 2003

Registered office
59 16th Avenue
Midrand
1685

Private Bag X170
Midrand
1685





TSEBIŠO YA KOPANO YA KAKARETŠO YA NGWAGA

AFRICAN BANK INVESTMENTS LIMITED
(E tsenyeleditšwe ka Repabliking ya Afrika Borwa)
(Nomoro ya ngwadišo 1946/021 193/06)
("Khamphani")

Go fiwa tsebišo gore Kopano ya Kakaretšo ya bomasome-hlano-tshela ya Ngwaga ya baswari ba dišere ba Khamphani e tla swarwa ka la 28 Febereware 2003, ka 14:00 ka African Bank Limited, 59 16th Road, Midrand, go phethagatša morero wo o latelago:

1. Go amogela le go ela hloko dipego tša ngwaga tša ditšhelete tša ngwaga wo o fedilego ka la 30 Setemere 2002.

2. Go ela hloko, le go fetiša diphetho tše di latelago, ge go nyakega, ka diphethošo goba ntle le diphethošo:

3. **SEPHETO SA MEHLENG SA NOMORO YA 1**

3.1 **Se feditše ka gore** sephetho, mabapi le go rola mošomo le go hlongwa ga balaodi, go go boletšwego ka tlase, go šišinywe bjalo ka sephetho se tee motheong wa gore ge go na le dikganetšo tša se, go rola mošomo le go kgethwa gape ga molaodi yo mongwe le yo mongwe go go boletšwego ka tlase, go tla swarwa le go šišinywa ka mo go aroganego.

3.2 **Se feditše ka gore:**

3.2.1 Gordon Schachat, Steven Alan Levitt, Jacob Japie Kekane le Bhekisisa James Themba Shongwe ba swanetše go rola mošomo bjalo ka balaodi ba Khamphani kopanong ye ya kakaretšo, go ya ka Ditemana tša Tirišano; le

3.2.2 batho bao ba fana ka kgonagalo ya gore ba ka kgethwa gape: Gordon Schachat, Steven Allan Levitt, Jacob Japie Kekane le Bhekisisa James Themba Shongwe ba hlongwe gape bjalo ka balaodi ba Khamphani go tloga gabjale.

4. **SEPETHO SA MEHLENG SA NOMORO YA 2**

Se feditše ka gore kapetlele ka moka ya ye e sa ntšhwago ya Khamphani e bewe taolong ya balaodi ba Khamphani bao ba filwego maatla a go ntšha karolo ya kapetlele goba ka moka ga yona go ya ka dikwano le mabaka ao ba ka a beago, go ya ka:

4.1 maatla ao a filwego balaodi go ya ka Sephetho sa Mehleng sa Nomoro ya 3;
4.2 Karolo 221 le 222 tša Molao wa Dikhamphani wa Nomoro ya 61 wa 1973 ("Molao wa Dikhamphani");
4.3 melao le dinyakwa tša JSE Securities Exhange SA ("JSE"); le
4.4 molao wa Dipanka wa Nomoro ya 94 wa 1990 bjalo ka ge o fetošitšwe.

5. **SEPETHO SA MEHLENG SA NOMORO YA 3**

Se feditše ka gore balaodi ba na le maatla a go aba le go ntšha dišere dife goba dife tša legoro lefe goba lefe kapetleleng ya Khamphani gore go hwetšwe kheše ge balaodi ba bona go le maleba mabakeng ao, ka tlase ga tše di latelago:

TSEBIŠO YA KOPANO YA KAKARETŠO YA NGWAGA

5.1 matlafatšo ye ga se ya swanela go tšwela pele morago ga Kopano ya Kakaretšo ya Ngwaga, ya Khamphani, ye e latelago, le gona e ka se tšwele pele go feta dikgwedi tše lesome-hlano go tloga letšatšing la kopano ye;

5.2 go ka se be le mapheko mabapi le batho bao ba ka fiwago dišere, ge feela dišere tšeo di ile go fiwa baswari ba dišere bao e lego badudi (go ya ka mo go hlalositšwego ke JSE dinyakweng tša yona tša go beakanya lenaneo la dikhamphani): e sego go dihlopha tše di amanago le khamphani;

5.3 ge go se na go ntšhwa di'sere tšeo di tla rego ge di kopanywa le tša ngwaga wa go feta wa ditšhelete tša dira 5% goba go feta palo ya dišere tša legoro leo le ntšhwago, Khamphani e tla re ka pego ye e lefelwago ya diphatlalatši tša ditaba, ya fana ka dintlha ka botlalo mabapi le seo, go akaretšwa le ditlamorago tša go ntšhwa goo ga dišere moholengmoka wa dithoto tša Khamphani le ditseno ka šere;

5.4 palogare ya dišere tše di ntšhitšwego legorong le le itšego la dišere ngwageng wo o itšego wa ditšhelete e ka se fete 15% ya palo ya legoro leo la dišere (go akaretšwa le ditifikeiti tša dithoto (securities) tšeo ka kgapeletšo di swanetšego go fetolelwa go dišere tša legoro leo);

5.5 ga go dišere tšeo di ntšhitšwego go ya ka maatla a tšeo di tla ntšhwago ka theko ye e lego ka tlase ga 90% ya palogare ya theko ye e beilwego ya dišere tšeo di angwago, e lego theko yeo e bewago lebakeng la matšatši a 30 a kgwebo pele ga letšatši leo ka lona e bewago goba e kwanelwago ke balaodi, go ya ka melao ya JSE.

5.6 go nyakega bontši bja 75% bja dibouto tša baswari ba dišere ba ba lego gona goba ba ba emetšwego Kopanong ya Kakaretšo ya Ngwaga gore sephetho se se amogelwe.

6. SEPETHO SE E SEGO SA MEHLENG SA NOMORO YA 1

Se feditše ka gore balaodi ba tla ba le maatla a go dira gore Khamphani e hwetše dišere tše e lego tša yona goba gore lekalana le lengwe le le lengwe la Khamphani le hwetše dišere Khamphaning, e lego seo ka kgobokanyo se bitšwago "go rekwa leswa", ge balaodi ba bona seo se le maleba mabakeng ao a welago ka tlase ga tše di latelago:

6.1 matlafatšo ye e ka se tswele pele morago ga Kopano ya Kakaretšo ya Ngwaga ye e latelago ya Khamphani le gona e ka se tšwele pele morago ga dikgwedi tše lesome-hlano go tloga letšatšing la Kopano ya Kakaretšo ya Ngwaga yeo Sephetho se sa go se be sa Mehleng se fetišitšwego go yona;

6.2 go rekwa leswa ga dišere go swanetše go dirwa botong ye kgolo ya JSE;



Baswari ba dišere ba kgopetše peleng gore ba tshepedišo ba ba rute ka ga dintlha tša bong bja dišere, go swana le dikabelano, go bouta, kuetšo ya diphetho le dipotšišo tše di amago kgwebo ka kakaretšo. Ka lebaka leo, baswari ba dišere ba laletšwa go ba le balaodi le basepediši ba ABIL ka 13:00 ka la 28 Febereware 2003, ge dihlogopoledišano tše di tla be di hlokomelwa pele ga Kopano ya Kakaretšo ya Ngwaga, ye e thomago ka 14:00.

6.3 palogare ya persente ya dišere tše di ntšhitšwego ka Khamphaning tšeo Khamphani ye mmogo le makalana a yona di ka di hwetšago ngwageng ofe goba ofe wa ditšhelete ka tlase ga matlafatšo ye ya kakaretšo ga se ya swanela go feta 20% ya kapetlele ya Khamphani ya dišere tše di ntšhitšwego;

6.4 go ya ka 6.3 ka godimo, persente ya palogare ya dišere tše di ntšhitšwego ka Khamphaning, e lego tšeo makalana a Khamphani a ka di swarago e le phahlo ya matlotlo a wona, lebakeng lefe goba lefe, ga se ya swanela go feta 10% ya kapetlele ya Khamphani ya dišere tša mehleng tše di ntšhitšwego;

6.5 dithekoleswa ga se tša swanela go dirwa ka theko ye e lego 10% ka godimo ga theko ya magareng ya mmaraka ye e beilwego dišereng tšeo di angwago, matšatšing a mahlano a kgwebo pejana ga letšatši leo ka lona thekoleswa e kwanelwago;

6.6 khwetšo efe goba efe e tla ba ka tlase ga:

6.6.1 Molao wa Dikhamphani bjalo ka ge o fetošitšwe;

6.6.2 go hwetšwe pele tumelelo ya Morejistara wa Dipanka, ge go nyakega;

6.6.3 mabaka ao a beilwego ke Morejistara wa Dipanka ge a le gona;

6.6.4 Molao wa Dipanka;

6.6.5 melao le dinyakwa tša JSE le phethosetšano efe le efe ye nngwe ya diphahlo, go ya le ka mo go ka fetošwago nako le nako; le

6.6.6 maatla afe goba afe a mangwe ao a lego maleba.

7. MABAKA LE DITLAMORAGO TŠA SEPHETHO SE E SEGO SA MEHLENG SA NOMORO YA 1 LE PEGO YE E NYAKEGAGO GO YA KA TEMANA YA 5.94 YA DINYAKWA TŠA JSE TŠA LENANEO LA DIKHAMPHANI

7.1 Lebaka la Sephetho se e Sego sa Mehleng sa Nomoro ya 1 ke go fa balaodi ba Khamphani maatla a kakaretšo a go dira gore Khamphani ye goba makalana a yona a hwetše dišere Khamphaning, ge balaodi ba ka bona go le maleba mabakeng a itšego.

7.2 Setlamorago sa Sephetho se e Sego sa Mehleng sa Nomoro ya 1 ke go fa balaodi ba Khamphani maatla a kakaretšo a go dira gore Khamphani ye goba makalana a yona a hwetše dišere Khamphaning, ge balaodi ba ka bona go le maleba mabakeng a itšego, le gona ge Khamphani e ka sepedišana le ditaelo tša maleba tša molao le maatla ao a amanago le seo. Matlafatšo ye ya kakaretšo e tla ba gona go fihla Kopanong ya Kakaretšo ya Ngwaga ya Khamphani, ye e latelago, eupša e ka se tšwele pele go feta dikgwedi tše lesome-hlano go tloga letšatšing la Kopano ya Kakaretšo ya Ngwaga yeo go yona Sephetho se e Sego sa Mehleng se fetišitšwego.





TSEBIŠO YA KOPANO YA KAKARETŠO YA NGWAGA

7.3 Balaodi, letšatšing la tsebišo ye, ga ba na maikemišetšo a kgonthe a go reka leswa dišere. Le ge go le bjalo, se se a šišinywa gomme balaodi ba dumela gore go tla hola Khamphani kudu gore baswari ba dišere ba fetiše Sephetho se e Sego sa Mehleng seo se ukangwago ka godimo.

7.4 Balaodi ga se ba swanela go lefa ka mokgwa ofe goba ofe gore ba hwetše dišere dife goba dife tše di ntšhitšwego ke Khamphani, ge morago ga gore balaodi ba sekaseke ditlamorago tša dithekoleswa dife goba dife, go eba le mabaka ao a kwalago a gore:

7.4.1 Khamphani le Sehlopha di ka re lebakeng lefe goba lefe la dikgwedi tše lesome-pedi morago ga letšatši la tsebišo ye, ya se kgone gore ge e sepediša merero ya yona ya ka mehla, ya lefa melato ya yona ge e swanetše go lefša.

7.4.2 Dithoto tša Khamphani le tša Sehlopha, e lego tšeo di etšwego go ya ka boleng bjo bo di swanelago go ya ka Pego ya Afrika Borwa ya Tšhomo ye e Amogetšwego ya Tshwaro ya Dipuku (South African Statement of Generally Accepted Accounting Practice), le go ya ka maanotshepedišo a tshwaro ya dipuku ao a dirišitšwego dipegong tša moragorago tša dipego tša ngwaga tše di lekotšwego tša ditšhelete tša Khamphani le Sehlopha, di tla re lebakeng lefe goba lefe la dikgwedi tše lesome-pedi morago ga tsebišo ya, di be ka tlase ga dikoloto tša tšona.

7.4.3 Kapetlele ya mehleng le mašaledi a Khamphani le Sehlopha di ka se re lebakeng lefe goba lefe dikgweding tše lesome-pedi morago ga tsebišo ye, ya ba tše di lekanego go ka kgotsofatša dinyakwa tša tšona lebakeng la kgauswi; le gona

7.4.4 Khamphani le Sehlopha di ka se re lebakeng lefe goba lefe dikgweding tše lesome-pedi, morago ga tsebišo ye, tša ba le kapetlele ye e lekanego ya go šoma, go kgotsofatša dihlokwa tša tšona lebakeng la kgauswi.

7.5 Ka ge mokgwa wa khwetšo le palo ya dišere tšeo di swanetšego go hwetšwa di sa ile go bewa ke boto ya balaodi mabakeng a a tlago, boto ya balaodi e tla diiriša feela maatla ao e a filwego, ge e le gore go ya ka pono ya boto, mabaka a tla swanela tirišo yeo ya maatla, le gona ge e le gore letšatšing leo la khwetšo ya dišere le go ela hloko dikhuetšo tša seo, Khamphani e tla kgona go sepedišana le dinyakwa tša 7.4.1 go ya go 7.4.4 ka godimo.

8. SEPETHO SE E SEGO SA MEHLENG SA NOMORO YA 2

Se feditše ka gore Ditemana tša Tirišano tša Khamphani di fetošwe ka go phumolwa ga Temana ya 7.10.

9. MABAKA LE DITLAMORAGO TŠA SEPETHO SE E SEGO SA MEHLENG SA NOMORO YA 2

9.1 Mabaka a Sephetho se e Sego sa Mehleng sa Nomoro ya 2 ke go fedišago se sepedišane go gongwe le go gongwe magareng a Temana ya 7.10 le Temana ya 37 tša Ditemana tša Tirišano tša Khamphani. Temana ya 7.10 ya Ditemana tša Tirišano e kgonagaditše phokotšo ya kapetlele ya dišere, kapetlele ye e beilwego, sekhwama sa resebe sa go thekga kapetlele le akhaonte ya ditefelo tša dišere ya Khamphani, ka go diriša sephetho se e sego sa mehleng. Temana ya 37 yeo e tsebagaditšwego ka kgoeletšo ye e sego ya mehleng ka la 10 Desemere 1999, e le ya kgonakgatša phokotšo ya kapetlele ya ditšere, kapetlele ye e beilwego, sekhwama sa resebe sa go thekga kapetlele le akhaonte ya ditefelo tša dišere ya Khamphani, ka go diriša sephetho sa mehleng. Ge Temana ya 37 e be e tsebagatšwa, Temana ya 7.10 e be e swanetše go ba e ile ya phumolwa ditemaneng tšeo.

9.2 Setlamorago sa Sephetho se e Sego sa Mehleng sa Nomoro ya 2 ke go phumola Temana ya 7.10 Ditemaneng tša Tirišano tša Khamphani.

10. SEPETHO SE E SEGO SA MEHLENG SA NOMORO YA 3

Se feditše ka gore bjalo ka ge e le sephetho sa dikarolo tše dintši, go dirwe diphetošo tše di latelago go Ditemana tša Tirišano tša Khamphani:

10.1 Lefoko la mathomo la Temana 23.4 leo peleng le laetšego gore "Ga go dikarolelano tše di tla lefšago ntle le tšeo di tšwago dipoelong tša Khamphani le gona ga go dikarolelano tše di tla bago le lešokotšo kgahlanong le Khamphani"; le phumolwe gomme temana ye e latelago e tsenywe legatong la lona:-

"Go ya ka karolo ya 90 ya Molao wa Dikhamphani le ka mo go ukangwego go tšwela pele go Temana ya 36 (eupša go sa šetšwe sefe goba sefe seo se ganetšanago le se ka ditemaneng tše) Khamphani e tla ba le tokelo ya go lefela baswari ba yona ba dišere nako-le-nako, ka phatlalatšo ya kapetlele goba ka phatlalatšo ya go tšwa mašaleding a Khamphani, go sa šetšwe gore mašaledi ao a tšwa go rekišweng, go tlošweng ga dithoto, go elweng-leswa ga dithoto goba go se sengwe le se sengwe seo se bago gona ka lebaka la phatlalatšong efe goba efe. Ga go tefelo ya mohuta woo go baswari ba dišere ye e tla bago le lešokotšo kgahlanong le Khamphani, ntle le ge go ka fanwa ka lešokotšo leo le diretšwego morero woo, sephethong se se dirago kgoeletšo ya tefelo yeo."

10.2 Ditemana tša 23.6, 23.7 le 23.13 di tla phumolwa.

11. MABAKA LE DITLAMORAGO TŠA SEPETHO SE E SEGO SA MEHLENG SA NOMORO YA 3

11.1 Lebaka la Sephetho se e Sego sa Mehleng sa Nomoro ya 3 ke go kgonthišiša gore Khamphani ga e gapeletšege go hwetša dikabelano feela go tšwa dipoelong tša Khamphani. Se se tla dira gore ge Khamphani e nyaka, e diriše ka botlalo, diphetošo tša Molao wa Dikhamphani tšeo di dirilwego ka 1999, tšeo di dumelelago khamphani go lefela baswari ba dišere ge khamphani e kgona go kgotsofatša dinyakwa tše dingwe tša ditšhelete le tša go lefela dikoloto ka mo go hlalositšwego go karolo 90 ya Molao wa Dikhamphani. Phetošo ya Temana ya 23.4 ye e dirilego gore go phumolwe Ditemana tša 23.6 le 23.7 e tla phethagatša dipoelo tše. Temana ya 23.12 e a phumolwa ka ge e le poeletšo ya Temana ya 23.12.

11.2 Setlamorago sa Sephetho se e Sego sa Mehleng sa Nomoro ya 3 ke go fetoša Ditemana tša Tiririšano tša Khamphani go kgonagatša gore, go ya ka ditaelo tša Karolo 90 ya Molao wa Dikhamphani, baswari ba dišere ba lefše ka mohuta ofe goba ofe wa phatlalatšo, e sego feela ka dipoelo tša Khamphani le gore go dirwe diphetošo le dikaonefatšo tša maleba, go ditemana tša mokgatlo wa Khamphani.

12. GO BOUTA LE BAEMEDI

Baswari ka moka ba dišere tša mehleng ba tla ba le tokelo ya go ba gona le go bouta Kopanong ya Kakaretšo ya Ngwaga goba go tlogelwa ga kopanong yeo. Ka go laetša diatla, moswari ofe goba ofe wa dišere tša mehleng yo a bago gona ka sebele goba, ge e le khamphani, ka moemedi yo a hlomilwego go ya ka Karolo 188 ya Molao wa Dikhamphani, go ya ka mo e fotošitšwego, ba tla ba le boutu e tee. Leloko le le nago le maswanedi a go ba gona le go bouta kopanong, le na le maswanedi a go kgetha moemedi gore a be gona, a bolele, go bouta goba go se boute legatong la gagwe. Moemedi ga a gapeletšege go ba leloko. Foromo ya moemedi e kgomagantšwe gore e tlatšwe ke moswari wa dišere yo a nago le setifikeiti

goba yo a ngwadišitšwego ka leina la gagwe goba yo a ka se kgonego go ba gona. Diforomo tša moemedi di swanetše go tlatšwa gomme di išwe, goba di romelwe dikantorong tša bangwaledi ba diphetišetšo ba Khamphani, Computershare Investor Services Limited, 7th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburbg, 2000), gomme di amogelwe pele ga diiri tše 48 pele ga nako ya kopano. Moswari wa dišere yo a nago le setifikeiti goba yo a ngwadišitšego ka leina la gagwe yo a ka se kgonego go ba gona yo a tlatšago le go romela foromo ya moemedi, o tla dumelelwa go ba gona le go bouta ka sebele Kopanong ya Kakaretšo ya Ngwaga ge a ka re mafelelong a tšea sephetho sa go dira bjalo. Baswari ba dišere tše di fedišitšwego ntle le baswari ba dišere bao ba ngwadišitšego ka maina a bona bao ba ka se bego gona ba swanetše go tsebiša Central Securities Depositories Participant ("CSDP") ya bona goba mmaditsela ka ga maikemišetšo a bona a go ba gona Kopanong ya Kakaretšo ya Ngwaga gomme ba hwetše matlafatšo ye e nyakegago go tšwa go CSDP goba mmaditsela go ba gona Kopanong ya Kakaretšo ya Ngwaga, goba go ena le moo ba fe CSDP ya bona goba mmaditsela ditaelo tša bona tša go bouta ge ba ka se kgone go ba gona Kopanong ya Kakaretšo ya Ngwaga ka sebele.

Ka taelo ya boto

African Bank Investments Limited

Sarita Martin
Mongwaledi
La 20 Janeware 2003

Registered office

59 16th Avenue	Private Bag X170
Midrand	Midrand
1685	1865


AFRICAN
BANK

AFRICAN BANK INVESTMENTS LIMITED



FORM OF PROXY

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
("ABIL" or "the company")

For use at the annual general meeting of African Bank Investments Limited to be held on 28 February 2003, at 14:00 at African Bank Limited, 59 16th Road, Midrand.

Each member is entitled to appoint only one proxy to attend, speak and vote (whether with or without a poll) in place of the member. A proxy need not be a shareholder of the company.

I/We (please print) ______________________________

Telephone (work) (   ) ______________ Telephone (home) (   ) ______________

being the holder(s) of [   ] ordinary shares in the company, appoint (see note 1):

1. ______________________________ or failing him

2. ______________________________ or failing him

3. the chairman of the annual general meeting
as my/our proxy to act for me/us at the annual general meeting which will be held on 28 February 2002 and at each adjournment or postponement thereof for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed at the general meeting in accordance with the following instructions (see note 2):

Resolution	Subject	For	Against	Abstain
Ordinary resolution No 1.1	Single resolution to appoint directors			
Ordinary resolution No 1.2	Re-elect Gordon Schachat			
	Steven Levitt			
	Jacob Kekane			
	Bhekisisa Shongwe			
Ordinary resolution No 2	The unissued share capital of the company to be placed under the control of the directors of the company			
Ordinary resolution No 3	Directors can allot and issue shares for cash			
Special resolution No 1	Company can acquire its own shares			
Special resolution No 2	Amendments to articles of association			
Special resolution No 3	Amendments to articles of association			

Signed at ______________________ on ______________________ 2003

Signature of member/s ______________________ Capacity ______________________

Assisted by ______________________ State capacity and full names ______________________
(where applicable)

Please read the notes on the reverse side hereof.





NOTES TO FORM OF PROXY

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting of shareholders", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by the shareholder in the appropriate box provided. So as to provide for voting on a show of hands or on a poll, as the case may be, shareholders are requested to complete the form of proxy by stating the number of shares held by them. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting of shareholders as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or by the proxy.

3. Forms of proxy must be lodged with, or posted to the offices of, the company's transfer secretaries, Computershare Investor Services Limited, 7th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000), to be received not less than 48 hours before the time of the annual general meeting.

4. The completion and lodging of this form of proxy by shareholders holding certificated shares, nominee companies of CSDP's or broker and shareholder who have dematerialised their shares and who have elected own-name registration, will not preclude such shareholders from attending the general meeting of shareholders and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof. Shareholders who have dematerialised their shares and who wish to attend the general meeting of shareholders must instruct their CSDP or broker to issue them with the necessary authority to attend.

5. Documentary evidence establishing the authority of a person signing this from of proxy in a representative or other legal capacity (such as a power of attorney or other written authority) must be attached to this form of proxy.

6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

7. On a show of hands, every shareholder shall have only one vote, irrespective of the number of shares he/she holds or represents, provided that a proxy shall, irrespective of the number of shareholders he/she represents, have only one vote.

8. On a poll, every ABIL shareholder present in person or represented by proxy shall have one vote for every ABIL share held by such shareholder.

9. A resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the results of the show of hands, a poll is demanded by the chairman of the meeting or any person entitled to vote at the meeting.

10. If a poll is demanded, the resolution put to the vote shall be decided on a poll.





FOROMO YA MOEMEDI

AFRICAN BANK INVESTMENT LIMITED
(E tsenyeleditšwe ka Repabliking ya Afrika Borwa)
(Nomoro ya ngwadišo 1946/021193/06)
(Khoutu ya Dišere: ABL)
(ISIN: ZAE 000030060)
("ABIL")

E ile go dirišwa kopanong ya kakaretšo ya ngwaga ya African Bank Investments Limited, yeo e ilego go swarwa ka la 28 Febereware 2003, ka 14:00 ka Lefelong la Dikhonferense ka African Bank Limited, 59 16th Road, Midrand.

Leloko le lengwe le le lengwe la na le maswanedi a go kgetha moemedi o tee feela yo a tlago ba gona le go bouta (go sa šetšwe gore go na le lepokisana la go bouta goba aowa), legatong la leloko leo. Moemedi ga a gapeletšege go ba moswari wa dišere wa Khamphani.

Nna/rena (ake o ngwale ka go gatiša)

Mogala (mošomong) ( ) Mogala (gae) ( )

Ke/Re le moswari/baswari wa/ba dišere tše [ ] ka Khamphaning, ke/re kgetha (bona temošo ya 1).

1. goba ge a sa kgone

2. goba ge a sa kgone

3. Modulasetulo wa kopano ya kakaretšo ya ngwaga

bjalo ka moemedi wa ka/rena gore a tsee kgato legatong la ka/rena kopanong ya kakaretšo ya ngwaga ye e tla swarwago ka la 28 Febereware 2003 le gore kgaosetšong efe le efe, goba go fegweng ga yona, mabakeng a gore go elwe tlhoko, le gona ge go nyakega, go fatišwe ka diphetošo goba ntle le diphetošo, diphetho tseo di ilego go šišinywa kopanong ya kakaretšo go ya ka ditaelo tše di latelago: (bona temošo 2).

SEPHETHO	SERERWA	TUMELANONG	KGAHLANONG	GO SE BOUTE
Sephetho sa mehleng sa nomoro ya 1.1	Sephetho se tee sa go kgetha balaodi			
Sephetho sa mehleng sa nomoro ya 1.2	Go kgethwa leswa ga			
	Gordon Schachat			
	Steven Levitt			
	Jacob Kekana			
	Bhekisisa Shongwe			
Sephetho sa mehleng sa nomoro ya 2	Kapetlele ya dišere tše di sa ntšhwago tša khamphani e swanetše go bewa taolong ya balaodi ba khamphani			
Sephetho sa mehleng sa nomoro ya 3	Balaodi ba ka aba le go ntšha dišere gore di ba kheše			
Sephetho se e sego sa mehleng sa nomoro ya 1	Khamphani e ka hwetša dišere tša yona			
Sephetho se e sego sa mehleng sa nomoro ya 2	Diphetošo tša ditemana tša seboka			
Sephetho se e sego sa mehleng sa ba 3	Diphetošo tša ditemana tša seboka			

E saennwe ka maemong a 2003.

Tshaeno ya leloko/maloko Maemo

Ka thušo ya Hlalosa maemo le maina ka botlalo
(mo go lego maleba)

Ake o bale ditemoso tše di lego ka morago.
Sephetho se e sego sa mehleng sa nomoro ya 3: Diphetošo tša ditemana tša seboka.





DINTLHA TŠA
FOROMO YA MOEMEDI

Dintlha:

1. Moswari wa dišere a ka tsenya leina la moemedi goba maina a baemedi ba bangwe ba babedi ba ba kgethilwego ke moswari wa dišere sekgobeng se se filwego ka go phumola goba go se phumole "Modulasetulo wa Kopano ya Kakaretšo ya Baswari ba Dišere", eupša go phumolwa ga mohuta woo go swanetše go saenelwa ke moswari wa dišere. Motho yo leina la gagwe le tlago pele foromong ya moemedi le gona a le gona kopanong ya kakaretšo ya baswari ba dišere o tla ba le maswanedi a go šoma bjalo ka moemedi gomme ba bangwe bao maina a bona a latelago ba hlokomologwa.

2. Ditaelo tša moswari wa dišere go moemedi di swanetše go laetšwa ka go tsenya palo ya maleba ya diboutu tše di ka dirwago ke moswari wa dišere ka lepokisaneng la maleba leo le filwego. Gore go kgonagatšwe go bouta ka diatla goba ka lepokisana, go ya le ka mo go ka bago ka gona, baswari ba dišere ba kgopelwa gore ba tlatše foromo ya moemedi ka go ngwala palo ya dišere tše ba nago natšo. Go se sepedišane le se sa ka godimo go tla tšewa bjalo ka matlafatšo ya moemedi ya gore a boute goba a se ke a bouta kopanong ya kakaretšo ya baswari ba dišere go ya ka mo a bonago go le maleba mabapi le diboutu tše di dumelelwago go beng ba dišere kopanong yeo. Moswari wa dišere goba moemedi ga a gapeletšege go diriša diboutu ka moka tše di dumelelwago go moswari ba dišere goba go moemedi wa gagwe, eupša palomoka ya diboutu tše di dirilwego tšeo go tšona go balwago le bao ba sa boutago ga se ya swanela go feta palomoka ya diboutu tšeo di dumelelwago go *moswari wa dišere goba moemedi.*

3. Diforomo tša moemedi di swanetše go išwa goba di romelwe dikantorong tša bangwaledi ba diphetišetšo ba Khamphani, Computershare Investor Services Limited, 7th Floor, 11 Diagonal Street, Johannesburg. (PO Box 1053, Johannesburg, 2000), gomme di amogelwe pele ga diiri tše 48 pele Kopano ya Kakaretšo ya Ngwaga e ka thoma.

4. Go tlatšwa le go romelwa ga foromo ye ya moemedi ke baswari ba dišere bao ba swerego dišere tše di nago le ditifikeiti, dikhamphani tše di kgethilwego ke di CSDP goba mmaditsela le baswari ba dišere ba ba fedišitšego dišere tša bona le bao ba kgethilego go ngwadiša ka maina ao e lego a bona, go ka se thibele baswari bao ba dišere go ba gona kopanong ya kakaretšo ya baswari ba dišere le go bolela le go bouta ka sebele kopanong yeo, go sa šetšwe moemedi ofe goba ofe yo kgethilwego go ya ka dikwano tšeo. Baswari ba dišere bao ba fedišitšego dišere tša bona le gona ba rata go ba gona kopanong ya kakaretšo ya baswari ba dišere, ba swanetše go laela CSDP ya bona goba mmaditsela gore a ba fe matlafatšo ye e nyakegago gore ba be gona.

5. Bohlatse bjo bo ngwadilwego bjo bo tiišetšago maatla a motho yo a saenago foromo ye ya moemedi maemong a boemedi goba a mangwe a molao (go swana le maatla a ramelao goba a mangwe ao a ngwadilwego) bo swanetše go gomaretšwa foromong ye ya moemedi.

6. Phetošo efe goba efe goba kaonefatšo ye e dirwago foromong ye, e swanetše go swaiwa ke motho goba batho ba ba saenego foromo ye.

7. Ge go boutwa ka diatla, moswari yo mongwe le yo mongwe wa dišere o tla ba le boutu e tee feela, go sa šetšwe palo ya dišere tšeo a nago natšo goba tše a di emetšego, le gona moemedi o tla re, go sa šetšwe gore o emetše baswari ba dišere ba bakae, a ba le boutu e tee feela.

8. Ge go dirišwa lepokisana la go bouta, moswari yo mongwe le yo mongwe wa dišere tša ABIL yo a lego gona ka sebele goba a emetšwe ke moemedi o tla ba le boutu e tee go šere ye nngwe le ye nngwe ya ABIL ye a e swerego.

9. Sephetho seo se swanetšego go boutelwa se tla tšeelwa sephetho ka go laetša diatla, ntle le ge go ka re pele ga go goeletšwa ga dipoelo ya taetšo ya diatla, modulasetulo wa kopano a nyaka gore go boutwe ka lepokisana, goba motho ofe goba ofe yo a nago le tokelo ya go kgetha kopanpong yeo.

10. Ge go ka nyakega gore go boutwe ka lepokisana, sephetho seo se swanetšego go boutelwa se tla boutelwa ka lepokisana.





CORPORATE INFORMATION

COMPANY REGISTRATION
1946/021193/06

COMPANY SECRETARY
Sarita Martin

REGISTERED ADDRESS
59 16th Avenue, Midrand 1685
Private Bag X170 Midrand 1685
Telephone: +27 11 256 9000
Telefax: +27 11 256 9304

BANKERS
Standard Bank

AUDITORS
Deloitte & Touche

ACTUARIES
Carl van der Rit

ACTUARIAL CONSULTANTS
Southern Africa Actuarial Consultants (Pty) Limited

TRANSFER SECRETARIES
Computershare Investor Services Limited
70 Marshall Street, Johannesburg
PO Box 61051, Marshalltown, 2107
Telephone: +27 11 370 5000
Telefax: +27 11 370 5485

INVESTOR RELATIONS AND SHAREHOLDER DETAILS
Lydia du Plessis
Telephone: +27 11 256 9246
Telefax: +27 11 256 9217
Email: Lduplessis2@africanbank.co.za

COMPANY'S WEBSITE
www.africanbank.co.za





NOTES



www.africanbank.co.za


AFRICAN
BANK

AFRICAN BANK INVESTMENTS LIMITED

Annual Report 2002